永亨銀行
WING HANG BANK, LTD.

03 OCT 21 AM 7:21

BY REGIS[redacted]

03032803

6th October, 2003

EXEMPTION FILE #12g3-2(b)

The U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Room 3099
Office of International Corporate Finance
Mail Stop 3-7
Washington, D.C. 20549

PROCESSED
OCT 29 2003
THOMSON FINANCIAL

SUPPL

Re: Wing Hang Bank, Ltd. (Ref.: 82-3629)
<u>Information Exemption File #12g3-2(b)</u>

On behalf of Wing Hang Bank, Limited, a company incorporated in Hong Kong, I am furnishing herewith the below listed document pursuant to Rules 12g3-2(b) (iii) under the Securities Exchange Act of 1934 ("Exchange Act"):

- Announcements on 22nd August, 2003 and 2nd October, 2003
- Circular to shareholders dated 1st September, 2003

Yours very truly,
WING HANG BANK, LTD.

Louis C W Ho
Director and Secretary

10/27

Encl.

FF1082 100000 3/2003 C&C

03 OCT 21 AM 7:21

EXEMPTION FILE
#12g3-2(b) REF 82-3629

WING HANG BANK, LIMITED

(incorporated in Hong Kong with limited liability)

COMPLETION OF THE SHARE PURCHASE AGREEMENT

The Directors are pleased to announce that the Share Purchase Agreement was completed on 30 September 2003 whereupon the Company purchased the whole of the issued share capital of Chekiang First Bank Limited from Mizuho Corporate Bank, Ltd. for a total consideration of HK$4,800 million.

COMPLETION OF THE SHARE PURCHASE AGREEMENT

The Directors are pleased to announce that all the conditions to which the Share Purchase Agreement was subject having been fulfilled or waived, the Share Purchase Agreement was completed on 30 September 2003. As a result of Completion, the Company has purchased the whole of the issued share capital of Chekiang First Bank Limited for a total purchase price of HK$4,800 million. The purchase price was satisfied as to HK$1,100 million by the payment by CFB to Mizuho of a cash dividend, and as to HK$3,700 million by the payment of cash at Completion.

Capitalised terms used in this announcement have the same respective meanings as those used in the announcement of the Company dated 1 August 2003.

By Order of the Board
Wing Hang Bank, Limited
Louis C W Ho
Director and Secretary

Hong Kong, 30 September 2003

South China Morning Post (2 Oct 2003)

EXEMPTION FILE
#12g3-2(b) REF 82-3629

The Standard on August 25, 2003

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

WING HANG BANK, LIMITED

(incorporated in Hong Kong with limited liability)

ACQUISITION OF THE ENTIRE ISSUED SHARE CAPITAL OF CHEKIANG FIRST BANK LIMITED

DELAY IN DESPATCH OF CIRCULAR RELATING TO MAJOR TRANSACTION

The deadline for the despatch of the Circular to shareholders has been extended.

The Company expects to despatch the Circular on or before 1 September, 2003.

Reference is made to the press announcement (the "Announcement") by the Company dated 1 August, 2003 relating to acquisition of the entire issued share capital of Chekiang First Bank Limited. Unless the context requires otherwise, terms used herein shall have the same meanings as defined in the Announcement.

Delay in despatch of the Circular

The Company announces that due to further time required for the finalisation of the Interim Results of Chekiang First Bank Limited which are to be included in the circular to be despatched to shareholders containing further information on the Acquisition (the "Circular"), an extension of time for its despatch has been sought from the Stock Exchange, pursuant to Rule 14.13(2) of the Hong Kong Listing Rules. The Company expects to despatch the Circular on or before 1 September, 2003.

By Order of the Board
WING HANG BANK, LIMITED
Louis C W Ho
Director and Secretary

Hong Kong, 22 August, 2003

IMPORTANT

If you are in doubt as to any aspect of this circular or as to the action to be taken, you should consult your stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in Wing Hang Bank, Limited, you should at once hand this circular to the purchaser or other transferee or to the bank, stockbroker or other agent through whom the sale was effected for transmission to the purchaser or transferee.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this circular, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.

This circular is for information purposes only and is not an offer to sell or a solicitation of an offer to buy any securities.

WING HANG BANK, LIMITED

(Incorporated in Hong Kong with limited liability)

MAJOR TRANSACTION

Financial Adviser to Wing Hang Bank, Limited

MorganStanley

Morgan Stanley Dean Witter Asia Limited

A letter from the Board is set out on pages 3 to 8 of this circular.

1 September 2003

In this circular, unless the context otherwise requires, the following expressions have the following meanings:

"Acquisition"	the conditional acquisition of the entire issued share capital of CFB
"Banking Ordinance"	the Banking Ordinance (Chapter 155 of the Laws of Hong Kong)
"BNYIFC"	BNY International Financing Corp, a wholly-owned subsidiary of The Bank of New York Company, Limited, and which owns approximately 25.1% of the issued share capital of the Company
"Board"	the board of directors of the Company
"CFB"	Chekiang First Bank Limited, a company incorporated in Hong Kong with limited liability and a wholly-owned subsidiary of Mizuho
"CFB Group"	CFB and its subsidiaries from time to time
"CF Finance"	CF Finance Company Limited, a company incorporated in Hong Kong with limited liability and a wholly-owned subsidiary of CFB
"Chekiang First Securities"	Chekiang First Securities Co. Limited, a company incorporated in Hong Kong with limited liability and a wholly-owned subsidiary of CFB and a Stock Exchange participant
"Chekiang Luxembourg"	Chekiang First Bank (Luxembourg) S.A., a company incorporated in Luxembourg and a wholly-owned subsidiary of CFB
"Combined Group"	the Group and the CFB Group
"Companies Ordinance"	the Companies Ordinance (Chapter 32 of the Laws of Hong Kong)
"Company"	Wing Hang Bank, Limited, a company incorporated in Hong Kong with limited liability, the shares of which are listed on the Stock Exchange
"Completion"	completion of the Acquisition
"Consenting Shareholders"	(a) BNYIFC; (b) Po Ding Company Limited *(Note 1)*; (c) YKF Trustee Holding Inc. *(Note 1)*; (d) Majestic Investment Co., Ltd *(Note 1)*; (e) Patrick Y B Fung; (f) Michael Y S Fung; (g) Tessel Inc. *(Note 1)*; and (h) Yuhan Limited *(Note 2)* *Note 1:* Beneficially owned by Patrick YB Fung, Michael YS Fung, Louis CW Ho's spouse and other parties

	Note 2: Beneficially owned by Liu Kwok Yau, a former director of the Company
"Directors"	the directors of the Company, including the independent non-executive directors of the Company
"Group"	the Company and its subsidiaries from time to time
"HKFE"	the Hong Kong Futures Exchange Limited
"HK GAAP"	accounting principles generally accepted in Hong Kong
"HKMA"	the Monetary Authority appointed under Section 5A of the Exchange Fund Ordinance (Chapter 66 of the Laws of Hong Kong)
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong
"Honfirst Investment"	Honfirst Investment Limited, a company incorporated in Hong Kong with limited liability and a wholly-owned subsidiary of CFB and a participant of the Hong Kong Futures Exchange
"Hong Kong"	the Hong Kong Special Administrative Region of the People's Republic of China
"Hong Kong Life"	Hong Kong Life Insurance Limited, a company incorporated in Hong Kong with limited liability, approximately 16.67% of the issued share capital of which is owned by CFB
"Latest Practicable Date"	27 August 2003, being the latest practicable date prior to the printing of this circular for ascertaining certain information contained herein
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange
"Mizuho"	Mizuho Corporate Bank, Ltd., a company incorporated in Japan
"Morgan Stanley"	Morgan Stanley Dean Witter Asia Limited, a registered investment adviser and a registered dealer under the Securities and Futures Ordinance
"Pro Forma Adjusted NTA"	the pro forma unaudited adjusted consolidated net tangible assets of the Combined Group as at 31 December 2002 as set out in paragraph 2.1 of Appendix V to this circular
"Pro Forma Unaudited Adjusted NTA"	the pro forma unaudited adjusted consolidated net tangible assets of the Combined Group as at 30 June 2003 as set out in paragraph 2.2 of Appendix V to this circular
"Securities and Futures Ordinance"	the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong)
"Share(s)"	share(s) of HK$1 each in the capital of the Company
"Share Purchase Agreement"	the agreement dated 31 July 2003 between the Company and Mizuho in connection with the Acquisition
"SFC"	the Securities and Futures Commission of Hong Kong
"Shareholders"	the shareholders of the Company
"Stock Exchange"	The Stock Exchange of Hong Kong Limited

WING HANG BANK, LIMITED

(incorporated in Hong Kong with limited liability under the Companies Ordinance)

Chairman:
Dr Patrick Y B Fung

Directors:
The Hon Ambrose H C Lau, GBS, JP*
Dr Cheng Hon Kwan, GBS, JP*
Mr Simon K Y Lee, JP*
Mr Michael J Ranieri
Mr Michael Y S Fung *(Executive Director)*
Mr Louis C W Ho *(Executive Director)*
Mr Ho Soo Ching*
Mr Frank J Wang *(Deputy Chief Executive)*
Mr Alan R Griffith
Mr Kenneth A Lopian

** Independent non-executive directors*

Registered Office:
161 Queen's Road Central
Hong Kong

1 September 2003

To the Shareholders

Dear Sir or Madam,

MAJOR TRANSACTION

ACQUISITION OF THE ENTIRE ISSUED SHARE CAPITAL OF CHEKIANG FIRST BANK LIMITED

1. Introduction

On 1 August 2003, the Board announced that the Company had entered into the Share Purchase Agreement, pursuant to which the Company has agreed to acquire, and Mizuho has agreed to sell, the entire issued share capital of CFB, subject to satisfaction (or waiver) of certain conditions. The total purchase price for CFB is HK$4,800 million, which will be satisfied as to part through the payment by CFB to Mizuho of a cash dividend prior to Completion and as to the remainder by the payment of cash on Completion.

The Acquisition constitutes a major transaction for the Company under the Listing Rules. However, as the Consenting Shareholders have already approved the Acquisition in writing, under the Listing Rules the Acquisition is not required to be approved by shareholders of the Company in general meeting.

Morgan Stanley is the financial adviser to the Company in respect of the Acquisition.

The purpose of this letter is to provide you with further information relating to the Acquisition.

2. The Acquisition

General

The Company wishes to acquire CFB for the reasons set out in the section headed "Reasons for and Benefits of the Acquisition" below.

The Acquisition involves the sale by Mizuho to the Company of the entire issued share capital of CFB for a total purchase price of HK$4,800 million. Completion is subject to the satisfaction (or waiver) of certain conditions as described further below. Upon Completion, CFB will become a wholly-owned subsidiary of the Company.

The terms of the Acquisition, including the purchase price, were negotiated on an arm's length basis, and represent normal commercial terms, including representations and warranties in favour of the Company and provisions providing for liability for breach of the representations and warranties, pre-completion undertakings from Mizuho and circumstances in which the Company may terminate the Share Purchase Agreement. Mizuho has also given the Company protection by way of a tax covenant. The purchase price for the Acquisition was determined based on various factors, including the prospective profit contributions of CFB to the Combined Group, the quality of the CFB Group's assets, their growth prospects, their earnings potential, competitive advantages in their respective markets and relevant valuation benchmarks.

The purchase price for CFB represents 1.22 times the published audited consolidated net asset value of CFB as at 31 December 2002 of HK$3,940.6 million.

In the opinion of the Board, the purchase price for CFB payable by the Company and the other terms of the Acquisition are fair and reasonable, and the Acquisition is in the best interests of the Company and its shareholders.

Financing of the Acquisition

The total purchase price for the Acquisition is HK$4,800 million, payable as to part through the payment by CFB to Mizuho of a cash dividend, which is expected to amount to not less than HK$1,000 million, prior to Completion and as to the remainder by the payment of cash by the Company on Completion. The cash portion of the consideration will be satisfied in part from the Company's internal resources, and in part from the proceeds of an issue by the Company of subordinated debt.

Conditions for Completion of the Acquisition

Completion of the Acquisition is conditional, amongst other things, on the following conditions being met or waived:

(a) the Company and any holding company or other controller of the Company having been approved, or not objected to within the relevant period, by the HKMA as a majority shareholder controller (as defined in the Banking Ordinance) of each of CFB and CF Finance under Section 70 of the Banking Ordinance and the chief executive and directors of CFB and CF Finance which the Company proposes to appoint on Completion having been approved for such appointment by the HKMA under Section 71 of the Banking Ordinance;

(b) the Company and any holding company or other controller of the Company having been approved by the SFC as a substantial shareholder (as defined in the Securities and Futures Ordinance) of each of:

(i) CFB;

(ii) Chekiang First Securities; and

(iii) Honfirst Investment,

as contemplated by the Share Purchase Agreement;

(c) the Company and any holding company or other controller of the Company having been approved, or not objected to within the relevant period, by the Insurance Authority of Hong Kong as a controller (as defined in the Insurance Companies Ordinance, Chapter 41 of the Laws of Hong Kong) of Hong Kong Life, as contemplated by the Share Purchase Agreement;

(d) the change of control (as such expression is defined in Rule 317 of the Rules of the Stock Exchange) of Chekiang First Securities, as contemplated by the Share Purchase Agreement, having been approved by the Stock Exchange;

(e) the change of control (as such expression is defined in the rules, regulations and procedures of the HKFE) of Honfirst Investment, as contemplated by the Share Purchase Agreement, having been approved by the HKFE;

(f) Mizuho having made the necessary notification in Luxembourg that it will cease to be a material indirect shareholder of Chekiang Luxembourg from Completion;

(g) the Company having made the necessary notification in Luxembourg that it will become a material indirect shareholder of Chekiang Luxembourg from Completion and having been approved by the relevant Luxembourg authorities as a material indirect shareholder of Chekiang Luxembourg; and

(h) the Acquisition having been approved by a simple majority of the Shareholders either in general meeting or by written approval in accordance with the relevant requirements of Chapter 14 of the Listing Rules.

Completion of the Share Purchase Agreement is expected to occur by no later than the fifth business day following the fulfilment or waiver (as the case may be) of the conditions referred to above.

If the conditions referred to above are not fulfilled (or waived) by 22 September 2003, the Share Purchase Agreement shall, save as otherwise provided in the Share Purchase Agreement or otherwise agreed between the Company and Mizuho, lapse and neither the Company nor Mizuho shall have any claim against the other party, save for any rights and liabilities accrued prior to termination.

3. Information on the CFB Group

CFB, a Hong Kong company with limited liability, was incorporated on 11 August 1950. The entire issued share capital of CFB is beneficially owned by Mizuho. CFB is a Hong Kong licensed bank with consolidated total assets of HK$27,757.4 million as at 31 December 2002.

The principal business activities of CFB and its subsidiaries comprise banking and related financial services which are provided to corporate and individual customers through a network of branches in Hong Kong, as well as through affiliates or offices in Luxembourg and the United States of America. CFB is licensed to carry on banking business in Hong Kong and operates 17 branches in Hong Kong, an agency

office in San Francisco, a wholly-owned subsidiary in Luxembourg and a representative office in Shanghai. CFB carries on all the normal activities of a commercial bank, while the principal activities of its subsidiaries consist of financial services, nominee services, property investment, trustee services, share dealing, futures trading, property agency and banking and related financial services.

As at 31 December 2002, CFB had consolidated total assets of HK$27,757.4 million, shareholders' equity of HK$3,940.6 million, total gross loans of HK$13,350.9 million and total customer deposits of HK$22,204.6 million. The consolidated net profit before tax of CFB amounted to HK$251.7 million and HK$260.6 million for the years ended 31 December 2002 and 2001, respectively. Consolidated net profit after tax amounted to HK$207.2 million and HK$221.0 million for the years ended 31 December 2002 and 2001, respectively.

4. Reasons for and Benefits of the Acquisition

The Directors expect the following benefits from the Acquisition:

- *Revenue enhancement.* The Directors expect to see increased revenue for the Combined Group following the Acquisition, arising primarily from the more proactive management of CFB's treasury assets and from the cross-selling of products to the enlarged customer base. In the medium term, the Directors also plan to open a number of new branches in Hong Kong in areas currently not adequately served by either the Company or CFB, using staff freed up by the rationalisation of existing branches that are in close proximity to each other.

  CFB had cash and short-term interbank placements of HK$13.1 billion as at 31 December 2002. The Directors intend to redeploy a substantial part of these liquid assets into higher yielding asset classes following Completion.

  The Directors expect that these increases in revenue in aggregate will more than offset the impact of any customer attrition as a result of the Acquisition.

- *Cost savings.* The Directors believe that significant cost savings can be realised from the elimination of duplication of headquarters premises and of back office, technology and processing activities, as well as from the rationalisation and optimisation of the Hong Kong branch and ATM networks. A larger bank with economies of scale should also be better able to harness technology to improve operational efficiencies and customer service, including the provision of delivery channels such as telephone and Internet banking.

  The Directors aim to achieve cost savings without compromising the quality of customer service. The Directors note that in the year ended 31 December 2002, the Company and CFB had cost-income ratios of 32% and 55%, respectively.

- *Stronger competitive position.* The Combined Group will have a larger market share and stronger competitive position than either the Company or CFB currently enjoys. The increased scale will create a broader customer reach and the ability to achieve greater efficiencies both in marketing and advertising expenditures and in the launch of new products and services.

  Increased management resources. The Directors believe that the addition of CFB's management team will represent a valuable addition to the pool of talent available to the Combined Group to meet competitive challenges and to take advantage of future growth opportunities in its existing markets and increasingly, as suitable opportunities arise, in China.

Based on the expected benefits and the expected low interest cost environment, the Directors believe that the acquisition of CFB will enhance the Company's prospective earnings per share and return on equity and accordingly consider that the Acquisition is in the best interests of the Company and its shareholders.

5. Future Intentions

The Company intends that CFB and the Company will initially operate as separate entities following Completion, with a view to the operations of CFB being fully integrated and merged with those of the Company by the end of 2004.

It is the Company's intention to ensure that there is continuity of management of CFB following Completion. To this end, Dr. James Kung has indicated his willingness to remain with CFB as Chairman and a director of CFB and Mr. Leo Kung has indicated his willingness to remain with CFB as deputy chief manager and a director. In addition, the Company intends to appoint Messrs. Frank Wang, Michael Fung and Stanley Yuen as directors and Mr. Simon Lee as an independent non-executive director of CFB upon Completion. It is currently anticipated that apart from Dr. James Kung and Mr. Leo Kung who will continue as executive directors, and Mr. Chee-Chen Tung who will continue to serve as an independent non-executive director of CFB, the other current directors of CFB will resign at Completion.

A joint integration team, comprising representatives of the Company and CFB, has been established to prepare for the integration of the CFB Group with the WHB Group following Completion. The Company also plans to engage external consultants as necessary to assist with the integration of the businesses of the two groups.

The Company has undertaken to BNYIFC to take all steps in relation to CFB's San Francisco depositary agency that may be requested by BNYIFC to address any US regulatory issues that may affect BNYIFC as a result of its 25% shareholding in the Company, once CFB becomes a wholly-owned subsidiary of the Company. Such steps may include reorganising or terminating the activities of CFB's San Francisco depositary agency. For the year ended 31 December 2002, CFB's San Francisco depositary agency's profit before taxation amounted to approximately HK$5.0 million. The Directors believe that any such steps would not have a material adverse affect on the operations or profitability of the Combined Group or the CFB Group.

6. Financial Effects of the Acquisition

Set out in Appendix V is a pro forma statement of the assets and liabilities of the Combined Group based on the audited consolidated net assets of the Group as at 31 December 2002 and the audited consolidated net assets of the CFB Group as at 31 December 2002 extracted from the accountants' report set out in Appendix I to this circular, assuming, inter alia, that Completion of the Acquisition had taken place on 31 December 2002, and taking into account the effect of certain adjustments to reflect the Acquisition. The pro forma adjusted net tangible assets amount to approximately HK$4,972 million, equivalent to approximately HK$16.94 per Share, as compared with HK$21.66 per Share as at 31 December 2002 without adjusting for the Acquisition.

As shown in the pro forma statement, the pro forma net tangible assets of the Group following the Acquisition would have been HK$4,972 million as compared with HK$6,355 million before the Acquisition.

7. Prospects

On 14 August 2003, the Company announced its unaudited consolidated interim results for the six months ended 30 June 2003. A copy of the interim report for this six-month period was despatched to the Shareholders on 1 September 2003. A copy of the interim results is also reproduced in Appendix IV.

The Directors believe that the Acquisition will enhance the Group's market share in its banking operations in Hong Kong. Operating income for the CFB Group for the year ended 31 December 2002 was HK$647.2 million compared with the operating income for the Company over the same period of HK$1,837.6 million. Increasing the scope and size of the Company's operations will bring a number of strategic benefits to the Company as described in the section "Reasons for and Benefits of the Acquisition" on page 6 of this circular. The Acquisition will reinforce the Company's long-standing commitment to delivering superior customer and shareholder value.

8. Shareholder Approval

The Consenting Shareholders, who are a closely allied group of shareholders for the purposes of the Listing Rules and together own approximately 50.61% of the issued share capital of the Company, have approved the Acquisition in writing in accordance with Rule 14.10 of the Listing Rules. None of the Consenting Shareholders would be required to abstain from voting on the Acquisition. Accordingly, no extraordinary general meeting will be convened to approve the Acquisition.

9. Additional Information

The Directors are aware of the requirement of Rule 14.16(4) of the Listing Rules which states that the latest financial period reported on by the reporting accountants must not have ended more than six months before the date of the circular. However, the Directors confirm that they have performed sufficient due diligence on the CFB Group to ensure that, save as disclosed herein, up to the date of issue of this circular, there is no event which would materially affect the information shown in the accountants' report on CFB set out in Appendix I. In addition, set out in Appendix III is a copy of the unaudited interim results of the CFB Group for the six months ended 30 June 2003. The Company will also make available to shareholders by way of press announcement a copy of the audited interim results of the CFB Group for the six months ended 30 June 2003, once such audited results are available. The Company has applied for and the Stock Exchange has granted a waiver from strict compliance with Rule 14.16(4) of the Listing Rules in connection with the accountants' report on CFB set out in Appendix I. The Company has also applied for and the Stock Exchange has granted a waiver from compliance with the requirement of paragraph 30 of Appendix 1B to the Listing Rules that this circular contain a statement as to the sufficiency of working capital of the Group.

Your attention is drawn to the further information contained in the Appendices to this circular.

Yours faithfully,
By Order of the Board
Wing Hang Bank, Limited
Patrick Y B Fung
Chairman

德勤 • 關黃陳方會計師行

Certified Public Accountants
26/F, Wing On Centre
111 Connaught Road Central
Hong Kong

香港中環干諾道中111號
永安中心26樓

Deloitte
Touche
Tohmatsu

1 September 2003

The Directors
Wing Hang Bank, Limited
Morgan Stanley Dean Witter Asia Limited

Dear Sirs,

We have examined the audited financial statements of Chekiang First Bank Limited ("CFB" or "the Bank") and its subsidiaries (together "the CFB Group") for the each of three years ended 31 December 2002 (the "Relevant Periods") for inclusion in the circular dated 1 September 2003 issued by Wing Hang Bank, Limited ("WHB") in relation to the major transaction relating to the proposed acquisition of the entire issued share capital of CFB by WHB (the "Circular").

Our examination was made in accordance with the Auditing Guideline "Prospectuses and the Reporting Accountant" as recommended by the Hong Kong Society of Accountants.

We have acted as auditors of CFB and all of its subsidiaries throughout the Relevant Periods covered by this report.

Pursuant to a conditional acquisition agreement (the "Acquisition Agreement") entered into between WHB and Mizuho Corporate Bank, Ltd. ("Mizuho") dated 31 July 2003, WHB agreed to acquire the entire issued share capital of CFB for a consideration of HK$4,800 million.

The financial information for the Relevant Periods set out in sections A to B below has been prepared from the audited consolidated financial statements of the CFB Group (the "Underlying Financial Statements") after making such adjustments as we consider appropriate.

The Underlying Financial Statements are the responsibility of the directors of CFB who approved their issue. The directors of WHB are responsible for the contents of the Circular in which this report is included. It is our responsibility to compile the financial information set out in this report from the Underlying Financial Statements to form an opinion on the financial information and to report our opinion to you.

In our opinion, the financial information gives, for the purpose of this report, a true and fair view of the state of affairs of the CFB Group as at 31 December 2000, 2001, and 2002 and of the results and cash flows of the CFB Group for the Relevant Periods.

A. FINANCIAL INFORMATION

Consolidated income statement

	Notes	2000	2001	2002
		Year ended 31 December		
		HK$'000 (restated)	HK$'000 (restated)	HK$'000
Interest income		2,128,188	1,387,297	806,559
Interest expense		(1,355,542)	(819,904)	(332,527)
Net interest income		772,646	567,393	474,032
Commission income		112,629	97,883	117,116
Commission expense		(4,417)	(3,816)	(3,679)
Net commission income		108,212	94,067	113,437
Other operating income	5	110,527	32,505	59,766
Operating income		991,385	693,965	647,235
Operating expenses	6	(437,066)	(402,725)	(357,649)
		554,319	291,240	289,586
Charge for bad and doubtful debts				
— general provision	13	—	—	(390)
— specific provision	13	(37,406)	(27,787)	(31,957)
(Loss) gain on disposal of fixed assets		(5,783)	1,639	(1,571)
Deficit on revaluation of properties		—	(4,462)	—
Profit from operations		511,130	260,630	255,668
Net share of results of jointly controlled entities		—	—	(3,925)
Profit before taxation		511,130	260,630	251,743
Taxation	8	(77,532)	(39,593)	(44,559)
Profit attributable to the shareholders		433,598	221,037	207,184
Earnings per share	10	HK$17.34	HK$8.84	HK$8.29

Consolidated balance sheet

	Notes	As at 31 December 2000	2001	2002
		HK$'000 (restated)	HK$'000 (restated)	HK$'000
ASSETS				
Cash and short-term funds	11	10,117,191	10,051,014	9,959,167
Placements with banks and financial institutions maturing between one and twelve months		4,011,967	3,210,503	3,166,619
Certificates of deposit held		89,000	139,000	127,990
Bills receivable		119,306	152,602	157,253
Advances to customers and other accounts	12	12,490,718	12,762,262	13,326,171
Interests in jointly controlled entities	15	24,500	59,500	36,575
Investments in securities	16	524,670	163,922	319,946
Fixed assets	17	675,440	686,803	663,676
TOTAL ASSETS		28,052,792	27,225,606	27,757,397
LIABILITIES				
Deposits and balances of banks and financial institutions		596,365	654,754	1,167,108
Deposits from customers	18	22,138,954	22,095,496	22,204,554
Certificates of deposit issued		815,000	—	—
Bills payable		167,799	120,663	185,566
Other accounts and provisions	19	420,148	490,731	259,599
TOTAL LIABILITIES		24,138,266	23,361,644	23,816,827
CAPITAL RESOURCES				
Share capital	20	1,650,000	2,500,000	2,500,000
Reserves		2,264,526	1,363,962	1,440,570
SHAREHOLDERS' FUNDS		3,914,526	3,863,962	3,940,570
TOTAL LIABILITIES AND CAPITAL RESOURCES		28,052,792	27,225,606	27,757,397

Balance sheet

	Notes	As at 31 December 2000	2001	2002
		HK$'000 (restated)	HK$'000 (restated)	HK$'000
ASSETS				
Cash and short-term funds	11	9,691,871	9,731,541	9,861,212
Placements with banks and financial institutions maturing between one and twelve months		3,655,936	2,958,168	3,166,619
Certificates of deposit held		89,000	139,000	127,990
Bills receivable		119,306	152,602	157,253
Advances to customers and other accounts	12	12,477,223	12,748,789	13,312,496
Amounts due from subsidiary companies		294,530	123,995	110,720
Investments in subsidiary companies	14	146,907	146,907	146,907
Interests in jointly controlled entities	15	24,500	59,500	59,500
Investments in securities	16	471,000	163,922	319,946
Fixed assets	17	372,888	448,134	455,209
TOTAL ASSETS		27,343,161	26,672,558	27,717,852
LIABILITIES				
Deposits and balances of banks and financial institutions		596,365	654,754	1,167,108
Deposits from customers	18	20,865,779	20,921,090	21,442,217
Certificates of deposit issued		815,000	—	—
Bills payable		167,799	120,663	185,566
Other accounts and provisions	19	393,365	464,185	229,770
Amounts due to subsidiary companies		920,103	911,455	950,123
TOTAL LIABILITIES		23,758,411	23,072,147	23,974,784
CAPITAL RESOURCES				
Share capital	20	1,650,000	2,500,000	2,500,000
Reserves	21	1,934,750	1,100,411	1,243,068
SHAREHOLDERS' FUNDS		3,584,750	3,600,411	3,743,068
TOTAL LIABILITIES AND CAPITAL RESOURCES		27,343,161	26,672,558	27,717,852

Consolidated statement of changes in equity

	Share capital	General reserve	Dividend reserve	Proposed bonus issue	Capital reserve	Investment property revaluation reserve	Property revaluation reserve	Retained profits	Total
	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000
Balance at 1 January 2000									
— as originally stated	1,000,000	1,350,000	—	650,000	15,000	64,187	253,981	199,207	3,532,375
— prior period adjustment									
— Note 2a	—	—	155,000	—	—	—	—	—	155,000
— Note 2b	—	—	—	—	—	—	—	(3,926)	(3,926)
— as restated	1,000,000	1,350,000	155,000	650,000	15,000	64,187	253,981	195,281	3,683,449
Deficit on revaluation	—	—	—	—	—	(11,522)	—	—	(11,522)
Exchange adjustment not recognised in the income statement	—	—	—	—	—	—	—	301	301
Net (loss)/gain not recognised in the income statement	—	—	—	—	—	(11,522)	—	301	(11,221)
Bonus share issue of 6,500,000 ordinary shares	650,000	—	—	(650,000)	—	—	—	—	—
Transfer from general reserve to issue bonus shares	—	(850,000)	—	—	—	—	—	850,000	—
Profit for the year	—	—	—	—	—	—	—	433,598	433,598
Appropriations									
Interim dividend	—	—	36,300	—	—	—	—	(36,300)	—
Proposed final dividend	—	—	181,500	—	—	—	—	(181,500)	—
Proposed bonus issue	—	—	—	850,000	—	—	—	(850,000)	—
Transfer to general reserve	—	150,000	—	—	—	—	—	(150,000)	—
1999 final dividend paid	—	—	(155,000)	—	—	—	—	—	(155,000)
2000 interim dividend paid	—	—	(36,300)	—	—	—	—	—	(36,300)
Balance at 1 January 2001	1,650,000	650,000	181,500	850,000	15,000	52,665	253,981	261,380	3,914,526
Deficit on revaluation	—	—	—	—	—	(21,530)	(33,534)	—	(55,064)
Exchange adjustment	—	—	—	—	—	—	—	(37)	(37)
Realised on disposal of properties	—	—	—	—	—	—	(3,010)	3,010	—
Net (loss)/gain not recognised in the income statement	—	—	—	—	—	(21,530)	(36,544)	2,973	(55,101)
Bonus share issue of 8,500,000 ordinary shares	850,000	—	—	(850,000)	—	—	—	—	—
Profit for the year	—	—	—	—	—	—	—	221,037	221,037
Appropriations									
Interim dividend	—	—	35,000	—	—	—	—	(35,000)	—
Proposed final dividend	—	—	75,000	—	—	—	—	(75,000)	—
Transfer to general reserve	—	100,000	—	—	—	—	—	(100,000)	—
2000 final dividend paid	—	—	(181,500)	—	—	—	—	—	(181,500)
2001 interim dividend paid	—	—	(35,000)	—	—	—	—	—	(35,000)
Balance at 1 January 2002	2,500,000	750,000	75,000	—	15,000	31,135	217,437	275,390	3,863,962
Deficit on revaluation	—	—	—	—	—	(21,567)	(65)	—	(21,632)
Exchange adjustment	—	—	—	—	—	—	—	29	29
Realised on disposal of properties	—	—	—	—	—	—	(711)	711	—
Net gain (loss) not recognized in the income statement	—	—	—	—	—	(21,567)	(776)	740	(21,603)
Realised on disposal of investment properties	—	—	—	—	—	1,027	—	—	1,027
Profit for the year	—	—	—	—	—	—	—	207,184	207,184
Appropriations									
Interim dividend	—	—	35,000	—	—	—	—	(35,000)	—
Proposed final dividend	—	—	68,000	—	—	—	—	(68,000)	—
2001 final dividend paid	—	—	(75,000)	—	—	—	—	—	(75,000)
2002 interim dividend paid	—	—	(35,000)	—	—	—	—	—	(35,000)
Balance at 31 December 2002	2,500,000	750,000	68,000	—	15,000	10,595	216,661	380,314	3,940,570

Consolidated cash flow statement

	Year ended 31 December		
	2000	2001	2002
	HK$'000 (restated)	HK$'000 (restated)	HK$'000
OPERATING ACTIVITIES			
Profit from operations	511,130	260,630	255,668
Adjustments for:			
Charge for bad and doubtful debts	37,406	27,787	32,347
Depreciation	38,007	46,226	51,520
Loss (gain) on disposal of fixed assets	5,783	(1,639)	1,571
Deficit on revaluation of properties	—	4,462	—
Dividend income from investments in securities	(1,540)	(2,051)	(1,830)
Operating cash flows before movements in working capital	590,786	335,415	339,276
Decrease in placements with banks and financial institutions maturing after three months when acquired	533,247	408,817	435,863
Decrease (increase) in certificates of deposit held	285,000	(50,000)	11,010
(Increase) decrease in bills receivable	64,589	(33,296)	(4,651)
(Increase) decrease in advances to customers and other accounts	2,735,965	(285,435)	(605,602)
Decrease (increase) in other investments	(57,660)	360,700	—
Increase (decrease) in deposits and balances of banks and financial institutions repayable after three months from the date of advance	(448,930)	(200,000)	102,869
Increase (decrease) in deposits from customers	1,541,160	(43,458)	109,058
Decrease in certificates of deposit issued	(1,216,416)	(815,000)	—
Increase (decrease) in bills payable	15,513	(47,136)	64,903
(Decrease) increase in other accounts and provisions	16,664	80,433	(233,304)
Exchange adjustments	71	(30)	2,048
Cash generated from (used in) operations	4,059,989	(288,990)	221,470
Hong Kong Profits Tax paid	(85,123)	(68,773)	(17,462)
Overseas tax paid	(511)	(1,211)	(381)
Tax refund	1,303	6,645	1,778
NET CASH FROM (USED IN) OPERATING ACTIVITIES	3,975,658	(352,329)	205,405
INVESTING ACTIVITIES			
Purchase of fixed assets	(100,778)	(121,598)	(57,173)
Capital contribution to a jointly controlled entity	(2,500)	(35,000)	—
Purchases of held-to-maturity securities	—	(38,984)	(156,024)
Proceeds from disposal of held-to-maturity securities	38,620	39,032	—
Proceeds from disposal of fixed assets	7,607	6,115	6,609
Dividend received from investments in securities	1,540	2,051	1,830
NET CASH USED IN INVESTING ACTIVITIES	(55,511)	(148,384)	(204,758)

	Year ended 31 December		
	2000	2001	2002
	HK$'000 (restated)	HK$'000 (restated)	HK$'000
FINANCING ACTIVITIES			
Dividends paid	(191,300)	(216,500)	(110,000)
NET CASH USED IN FINANCING ACTIVITIES	(191,300)	(216,500)	(110,000)
NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	3,728,847	(717,213)	(109,353)
CASH AND CASH EQUIVALENTS AT 1 JANUARY	8,380,109	12,108,956	11,391,743
CASH AND CASH EQUIVALENTS AT 31 DECEMBER	12,108,956	11,391,743	11,282,390
ANALYSIS OF THE BALANCES OF CASH AND CASH EQUIVALENTS			
Cash and short-term funds	10,117,191	10,051,014	9,959,167
Placements with banks and financial institutions maturing within three months when acquired	2,388,130	1,995,483	2,387,462
Deposits and balances of banks and financial institutions repayable within three months from the date of advance	(396,365)	(654,754)	(1,064,239)
	12,108,956	11,391,743	11,282,390

B. NOTES TO THE FINANCIAL INFORMATION

1. General

CFB is a public limited company incorporated in Hong Kong. It is a licensed bank under the Hong Kong Banking Ordinance. Its ultimate holding company is Mizuho Holdings, Inc., incorporated and listed in Japan, and its immediate holding company is Mizuho Corporate Bank, Ltd., incorporated in Japan.

2. Adoption of Statements of Standard Accounting Practice

a. In the year ended 31 December 2001, the CFB Group adopted for the first time a number of new and revised Statements of Standard Accounting Practice ("SSAPs") issued by the Hong Kong Society of Accountants. Adoption of these SSAPs has led to a number of changes in the CFB Group's accounting policies. The revised accounting policies are set out in note 3. In addition, the new and revised SSAPs have introduced additional and revised disclosure requirements which have been adopted in these financial statements. Comparative amounts for the year ended 31 December 2000 have been restated in order to achieve a consistent presentation.

The adoption of these new and revised SSAPs has resulted in the following changes to the CFB Group's accounting policies that have affected the amounts reported for the prior periods and the year ended 31 December 2001.

Dividends proposed or declared after the balance sheet date

In accordance with SSAP 9 (Revised) "Events after the Balance Sheet Date", dividends proposed or declared after the balance sheet date are not recognised as a liability, but are disclosed as a separate component of equity as in the statement of change in equity. This change in accounting policy has been applied retrospectively and resulted in an increase of HK$155,000,000 to the opening balance of dividend reserve at 1 January 2000.

Leases

In accordance with SSAP 14 (Revised) "Leases", the basis of recognition of finance income from finance leases has been changed from the net cash investment method to the net investment method. Finance lease income is therefore allocated to accounting periods so as to reflect a constant periodic rate of return on the CFB Group's net investment outstanding in respect of its finance leases. This change in accounting policy has been applied retrospectively but with no impact to the results of the CFB Group.

b. In the year ended 31 December 2002, the CFB Group adopted, for the first time, the following new and revised SSAPs issued by the Hong Kong Society of Accountants:

SSAP 1 (Revised)	Presentation of financial statements
SSAP 11 (Revised)	Foreign currency translation
SSAP 15 (Revised)	Cash flow statements
SSAP 34	Employee benefits

SSAP 1 (Revised) introduced a choice for the format of presentation of the statement of changes in equity. The adoption of SSAP 1 (Revised) resulted in a change in the format of presentation of the statement of changes in equity.

The revisions to SSAP 11 "Foreign Currency Translation" have eliminated the choice of translating the income statements of overseas subsidiaries at the closing rate for the period, the policy previously followed by the CFB Group. They are now required to be translated at an average rate. This change in accounting policy has not had any material effect on the results for 3 years ended 31 December 2002 or prior accounting periods.

The adoption of SSAP 15 (Revised) has resulted in a change in the format of presentation of the cash flow statement. Under SSAP 15 (Revised), cash flows are classified under three headings - operating, investing and financing, rather than the previous five headings. Dividends, which were previously presented under a separate heading, are classified as investing and financing cash flows. Cash flows arising from taxes on income are classified as operating activities, unless they can be separately identified with investing or financing activities.

SSAP 34 introduces measurement rules for employee benefits, including retirement benefit plans. The principal effect of the implementation of SSAP 34 is in connection with the recognition of accumulating compensated absences of employees. In the periods before 1 January 2002, the costs of accumulating compensated absences were recognised when the absences occurred. Under SSAP 34, the expected costs of accumulating compensated absences are recognised when the employees render service that entitle them to future compensated absences. This change in accounting policy has resulted in a decrease of HK$3,926,000 to the opening balance of retained profits at 1 January 2000, a decrease in the profit for the year ended 31 December 2000 of HK$786,000, a decrease in the profit for the year ended 31 December 2001 of HK$376,000 and an increase in the profit for the year ended 31 December 2002 of HK$621,000.

3. Significant accounting policies

The financial statements have been prepared under the historical cost convention, as modified for the revaluation of certain properties and investments in securities.

The financial statements have been prepared in accordance with accounting principles generally accepted in Hong Kong. The principal accounting policies adopted are set out below.

Basis of consolidation

The consolidated financial statements incorporate the financial statements of the Bank and its subsidiary companies made up to 31 December each year.

The results of subsidiaries acquired or disposed of during the year are included in the consolidated income statement from the effective date of acquisition or up to the effective date of disposal, as appropriate.

All significant intercompany transactions and balances within the CFB Group have been eliminated on consolidation.

Revenue recognition

Interest income is recognised in the income statement as it accrues. Interest income ceases to be accrued for those debts where the contractual payments of principal and/or interest are more than two months in arrears, irrespective of the net realisable value of collateral.

When interest has been placed in suspense or has ceased to be accrued, accrual of interest to the income statement is resumed only if all arrears of principal and interest from the borrower have been cleared and it is probable that the customer is capable of fully servicing his obligations for the foreseeable future.

Fee and commission income is accounted for in the period when receivable, except where the fee is charged to cover the costs of a continuing service to, or risk borne for, the customer, or is interest in nature. In these cases, the fee is recognised on an appropriate basis over the relevant period.

Dividend income from investments is recognised when the CFB Group's right to receive payment has been established.

Investments in subsidiaries

A subsidiary is a company in which the Bank, directly or indirectly, holds more than half of the issued share capital, or controls more than half of the voting power, or where the Bank controls the composition of its board of directors.

Investments in subsidiaries are included in the Bank's balance sheet at cost less any identified impairment loss.

Jointly controlled entities

Joint venture arrangements which involve the establishment of a separate entity in which each venturer has an interest are referred to as jointly controlled entities.

The CFB Group's interests in jointly controlled entities are included in the consolidated balance sheet at the CFB Group's share of the net assets of the jointly controlled entities, less any identified impairment loss. The CFB Group's share of the post-acquisition results of its jointly controlled entities is included in the consolidated income statement.

The Bank's investments in jointly controlled entities are stated at cost, as reduced by any identified impairment loss. The results of jointly controlled entities are accounted for by the Bank on the basis of dividends received and receivable.

Fixed assets and depreciation

Fixed assets other than investment properties are stated at cost or valuation less depreciation and accumulated impairment losses.

Bank premises are stated in the balance sheet at their revalued amount, being the fair value at the date of revaluation less any subsequent accumulated depreciation and any subsequent impairment losses. Revaluations are performed by professionally qualified valuers with sufficient regularity such that the carrying amount does not differ materially from that which would be determined using fair values at the balance sheet date.

Any revaluation increase arising on revaluation of bank premises is credited to the revaluation reserve, except to the extent that it reverses a revaluation decrease of the same asset previously recognised as an expense, in which case the increase is credited to the income statement to the extent of the decrease previously charged. A decrease in net carrying amount arising on revaluation of an asset is dealt with as an expense to the extent that it exceeds the balance, if any, on the revaluation reserve relating to a previous revaluation of that asset. On the subsequent sale or retirement of a revalued asset, the attributable revaluation surplus is transferred to retained profits.

Depreciation is provided to write off the cost or valuation of fixed assets other than investment properties over their estimated useful lives and after taking into account their estimated residual values, using the straight line method, at the following rates per annum:

Land held on leases	Over the terms of the lease
Buildings	2% - 5%
Other properties	Over 18 years from the date of acquisition
Other fixed assets	5% - 20%

The gain or loss arising on the disposal or retirement of an asset is determined as the difference between the sale proceeds and the carrying amount of the asset and is recognised in the income statement.

Investment properties

Investment properties are completed properties which are held for their investment potential and any rental income being negotiated at arm's length.

Investment properties are stated at their open market value based on professional valuation at the balance sheet date. Any revaluation increase or decrease arising on the revaluation of investment properties is credited or charged to the investment property revaluation reserve unless the balance of this reserve is insufficient to cover a revaluation decrease, in which case the excess of the revaluation decrease over the balance on the investment property revaluation reserve is charged to the income statement. Where a decrease has previously been charged to the income statement and a revaluation increase subsequently arises, this increase is credited to the income statement to the extent of the decrease previously charged.

Profit or loss on disposal of investment properties is calculated as the sale proceeds less the carrying value of the properties. The portion of the revaluation reserve realised in respect of previous valuations is transferred from the investment property revaluation reserve to the income statement for the determination of profit or loss on disposal of investment properties.

Impairment

At each balance sheet date, the CFB Group reviews the carrying amounts of its assets to determine whether there is any indication that those assets have suffered an impairment loss. If the recoverable amount of an asset is estimated to be less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount. Impairment loss is recognised as an expense immediately, unless the relevant asset is carried at a revalued amount under another SSAP, in which case the impairment loss is treated as a revaluation decrease under that other SSAP.

Where an impairment loss subsequently reverses, the carrying amount of the asset is increased to the revised estimate of its recoverable amount, but to the extent that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognised for the asset in prior years. A reversal of an impairment loss is recognised as an income immediately, unless the relevant asset is carried at a revalued amount under another SSAP, in which case the reversal of the impairment loss is treated as a revaluation increase under that other SSAP.

Leased assets

Leases are classified as finance leases when the terms of the lease transfer substantially all the risks and rewards of ownership of the assets concerned to the lessees. Amounts due from lessees under finance leases are recorded in advances to customers and other accounts at the amount of the CFB Group's net investment in the leases.

Finance lease income is allocated to accounting periods so as to reflect a constant periodic rate of return on the CFB Group's net investment outstanding in respect of the leases.

All other leases are classified as operating leases and the rental income or expense is recognised on a straight-line basis over the relevant lease term.

Foreign currencies

Transactions in foreign currencies are translated at the rates ruling on the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are re-translated at the rates ruling on the balance sheet date. Profits and losses arising on exchange are dealt with in the income statement.

On consolidation, the assets and liabilities of overseas subsidiaries which are denominated in currencies other than Hong Kong dollar are translated at the rates ruling on the balance sheet date. Income and expense items are translated at the average exchange rates for the period. All exchange differences arising on consolidation are dealt with in reserves.

Advances to customers and other accounts

Advances to customers, accrued interest and other accounts are stated in the balance sheet after deducting provision for estimated losses. Incentives on advances are amortised over a period of three years.

Provision for bad and doubtful debts is made, having regard to both specific and general risks.

The specific element of the provision relates to those loans that have been individually reviewed and specifically identified as bad or doubtful. Factors which are considered in the determination of specific provision include expected cash flows, financial condition of the borrower and current economic conditions.

The general element of the provision relates to those losses that, although not yet specifically identified, are known from experience to be present in the CFB Group's portfolio of loans and advances. In determining the level of the provision required, management considers numerous factors including, but not limited to, domestic and international economic conditions, the composition of the loan portfolio and prior loan loss experience.

Provisions are applied to write off advances when all securities have been realised and further recoveries are considered unlikely. Bad debts are written off when a loss has been confirmed.

Credit risk arising from customers is closely monitored by the Credit Committee, Large Loan Committee and Management Committee, which delegate the duties of monitoring and credit review to officers at the appropriate levels. A thorough credit review on every advance to customer is carried out at least once a year, while more frequent monitoring on problem loans is performed throughout the year. Such a credit review procedure excludes standalone mortgage loans. All problem loans are monitored closely by the Problem Loan Committee, which gives direction on the handling of problem loans. Every advance to customer is classified according to a comprehensive credit rating system, with factors including financial condition of the borrower and repayment history taken into account.

Loans with a specific due date are classified as overdue when the principal or interest is overdue and remains unpaid as at the year-end date. Loans repayable by regular instalments are treated as overdue when an instalment payment is overdue and remains unpaid as at the year-end date. Loans repayable on demand are categorised as overdue either when a demand for repayment has been served on the borrower but repayment has not been made in accordance with the instruction or, the loan has remained continuously outside the approved limit that is advised to the borrower for the period in question.

Rescheduled advances refer to those loans that have been restructured or renegotiated due to the deterioration in the financial position of the borrower or the inability of the borrower to meet the original repayment schedule.

Rescheduled advances which have been overdue for more than three months under the revised repayment terms are classified as overdue advances and not as rescheduled advances.

Assets acquired in exchange for advances in order to achieve an orderly realisation continue to be reported as advances. The asset acquired is recorded at the carrying value of the advance disposed of at the date of the exchange and provisions are based on any subsequent deterioration in its value.

Investments in securities

Investments in securities are recognised on a trade-date basis and are initially measured at cost.

At subsequent reporting dates, debt securities that the CFB Group has the expressed intention and ability to hold to maturity (held-to-maturity debt securities) are measured at amortised cost, less any impairment loss recognised to reflect the irrecoverable amount. The annual amortisation of any discount or premium on the acquisition of a held-to-maturity security is aggregated with other investment income receivable over the term of the instrument so that the revenue recognised in each period represents a constant yield on the investment.

Investments other than held-to-maturity debt securities are classified as investment securities and other investments.

Investment securities, which are securities held for an identified long-term strategic purpose, are measured at subsequent reporting dates at cost, as reduced by any impairment loss that is other than temporary.

Other investments are measured at fair value, with unrealised gains and losses included in net profit or loss for the period.

Taxation

The charge for taxation is based on the results for the year as adjusted for items which are non-assessable or disallowed. Timing differences arise from the recognition for tax purpose of certain items of income and expense in a different accounting period from that in which they are recognised in the financial statements. The tax effect of timing differences, computed under the liability method, is recognised as deferred taxation in the financial statements to the extent that it is probable that a liability or asset will crystallise in the foreseeable future.

Retirement benefit costs

Payments to defined contribution retirement benefit plan and the Mandatory Provident Fund Scheme are charged as expenses as they fall due.

Financial derivative products

Financial derivative products, which include forward contracts, interest rate swaps and similar derivative products, are recognised on a trade date basis and are initially measured at cost. Financial derivative products outstanding at the year end, except for those designated as hedges, are valued at fair value, with unrealised gains and losses included in the income statement. Gains and losses related to those derivative products that are designated as hedges are dealt with in accordance with the accounting treatment applicable to the position hedged. To qualify as a hedge, the derivative must effectively reduce the price or interest rate risk of the asset, liability or anticipated transaction to which it is linked and be designated as a hedge at inception of the derivative contract. Accordingly, changes in the market value of the derivative must be highly correlated with changes in the market value of the underlying hedged item at inception of the hedge and over the life of the hedge contract.

Fiduciary assets

The assets of staff provident funds and assets held in trust in a fiduciary capacity are not assets of the CFB Group and accordingly are not included in the financial statements.

4. Business and geographical segments

The CFB Group is mainly carrying on commercial banking business in Hong Kong. Accordingly, no segmental analysis is presented.

5. Other operating income

	Year ended 31 December		
	2000	2001	2002
	HK$'000	HK$'000	HK$'000
Net gain from dealing in foreign currencies	23,404	19,408	24,532
Net gain (loss) on other investments	52,777	(18,772)	—
Dividend income from investments in securities	1,540	2,051	1,830
Rental income	5,926	5,190	6,747
Other income	26,880	24,628	26,657
	110,527	32,505	59,766

6. Operating expenses

	Year ended 31 December		
	2000	2001	2002
	HK$'000 (restated)	HK$'000 (restated)	HK$'000
Staff costs	269,110	239,701	196,884
Premises and equipment			
Rental of premises under operating leases	16,567	16,877	19,861
Depreciation	38,007	46,226	51,520
Other expenses	28,875	31,397	28,863
	83,449	94,500	100,244
Other operating expenses			
Auditors' remuneration	1,728	1,345	1,176
Printing and stationery	8,025	8,442	6,371
Bank and other licences	7,550	9,043	8,878
Business promotion	9,622	8,269	4,984
Newspaper and subscriptions	6,578	7,137	6,089
Problem loan expenses	8,416	4,282	4,336
Travelling and car expenses	3,769	3,366	3,695
Clearing house fee	3,370	3,275	3,288
Credit card expenses	2,600	3,881	4,774
Others	32,849	19,484	16,930
	84,507	68,524	60,521
	437,066	402,725	357,649

7. Directors' and employees' emoluments

a. *Directors' emoluments*

	2000			2001			2002		
	Executive	Others	Total	Executive	Others	Total	Executive	Others	Total
	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000
Directors									
Fees	600	600	1,200	500	700	1,200	500	790	1,290
Other emoluments:									
Salaries and other benefits	38,322	246	38,568	39,246	903	40,149	17,265	1,308	18,573
Contributions to retirement benefits scheme	841	—	841	782	63	845	742	46	788
Total emoluments	39,763	846	40,609	40,528	1,666	42,194	18,507	2,144	20,651

The above amounts include directors' fees of HK$790,000 (2001: HK$700,000 and 2000: HK$600,000) paid to independent non-executive directors.

Emoluments of the directors were within the following bands:

	2000	2001	2002
	Number of directors	Number of directors	Number of directors
Nil - HK$1,000,000	6	6	6
HK$1,000,001 - HK$1,500,000	—	—	1
HK$1,500,001 - HK$2,000,000	—	—	1
HK$2,000,001 - HK$2,500,000	1	1	1
HK$3,500,001 - HK$4,000,000	—	1	—
HK$4,000,001 - HK$4,500,000	1	—	—
HK$5,000,001 - HK$5,500,000	—	—	1
HK$6,000,001 - HK$6,500,000	1	—	—
HK$6,500,001 - HK$7,000,000	1	1	—
HK$7,000,001 - HK$7,500,000	—	1	1
HK$20,500,001 - HK$21,000,000	1	—	—
HK$21,000,001 - HK$21,500,000	—	1	—

b. *Highest paid employees*

The five highest paid employees for the Relevant Periods include four directors, details of whose emoluments are set out in note 7(a) above. The emoluments of the remaining individual are as follows:

	2000	2001	2002
	HK$'000	HK$'000	HK$'000
Salaries and other emoluments	3,150	3,150	2,328

The emoluments of the executive are within the following band:

	2000	2001	2002
	Number of executives	Number of executives	Number of executives
HK$2,000,001 - HK$2,500,000	—	—	1
HK$3,000,001 - HK$3,500,000	1	1	—

8. Taxation

(a) The charge (credit) in the consolidated income statement comprises:

	Year ended 31 December		
	2000	2001	2002
	HK$'000	HK$'000	HK$'000
Provision for the year			
Hong Kong Profits Tax	80,449	36,888	41,135
Overseas taxation	3,296	2,705	1,333
Overprovision in prior years			
Hong Kong Profits Tax	(6,213)	(13,500)	(6,313)
Deferred taxation	—	13,500	8,404
	77,532	39,593	44,559

(b) Taxation in the balance sheets represents:

	THE CFB GROUP			THE BANK		
	Year ended 31 December			Year ended 31 December		
	2000	2001	2002	2000	2001	2002
	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000
Tax recoverable included in advances to customers and other accounts	—	13,896	4,550	—	12,326	4,430
Provision for taxation included in other accounts and provisions	34,581	11,231	23,999	24,176	—	10,000
Deferred taxation included in other accounts and provisions	—	13,500	21,904	—	13,500	21,904

Hong Kong Profits Tax is calculated at 16% of the estimated assessable profit for the Relevant Periods. Overseas taxation is calculated at the rates prevailing in the respective jurisdiction.

The deferred tax charge represents the tax effect of timing differences arising from excess of tax allowances over depreciation.

Deferred tax has not been provided on the revaluation surplus arising on the revaluation of bank premises and investment properties as profits arising on the disposal of these assets would not be subject to taxation. Accordingly, the valuation does not constitute a timing difference for tax purposes.

There are no material unprovided deferred taxation for the year or at the balance sheet date.

9. Dividends

	Year ended 31 December		
	2000	2001	2002
	HK$'000	HK$'000	HK$'000
Interim dividend paid — HK$2.20, HK$1.40 and HK$1.40 per share for each of the three years ended 31 December 2002	36,300	35,000	35,000
Final dividend proposed — HK$11.00, HK$3.00 and HK$2.72 per share for each of the three years ended 31 December 2002	181,500	75,000	68,000
	217,800	110,000	103,000

10. Earnings per share

The calculation of earnings per share is based on the consolidated profit attributable to shareholders for each of three years ended 31 December 2002 of HK$433,598,000, HK$221,037,000 and HK$207,184,000 and on 25,000,000 ordinary shares in issue as at 31 December 2002.

11. Cash and short-term funds

	THE CFB GROUP			THE BANK		
	As at 31 December			As at 31 December		
	2000	2001	2002	2000	2001	2002
	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000
Cash in hand and balances with banks and financial institutions maturing within one month	162,006	271,183	166,049	160,976	268,522	164,406
Money at call and short notice	9,039,303	8,896,082	9,085,728	8,615,013	8,579,270	8,989,416
Treasury bills (including Exchange Fund Bills)	915,882	883,749	707,390	915,882	883,749	707,390
	10,117,191	10,051,014	9,959,167	9,691,871	9,731,541	9,861,212

12. Advances to customers and other accounts

a. Advances to customers and other accounts are as follows:

	THE CFB GROUP			THE BANK		
	As at 31 December			As at 31 December		
	2000	2001	2002	2000	2001	2002
	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000
Advances to customers	12,375,089	12,748,779	13,350,944	12,373,590	12,746,930	13,350,012
Less: Provision for bad and doubtful debts *(note 13)*						
- General	123,820	123,820	124,210	123,722	123,722	124,112
- Specific	53,914	59,836	63,465	53,837	59,836	63,465
	12,197,355	12,565,123	13,163,269	12,196,031	12,563,372	13,162,435
Accrued interest	175,070	70,201	43,363	168,785	67,173	43,370
Other accounts	118,293	126,938	119,539	112,407	118,244	106,691
	12,490,718	12,762,262	13,326,171	12,477,223	12,748,789	13,312,496

b. Details of advances to customers on which interest is being placed in suspense or has ceased to be accrued are as follows:

	THE CFB GROUP			THE BANK		
	As at 31 December			As at 31 December		
	2000	2001	2002	2000	2001	2002
	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000
Gross advances	385,550	380,711	382,648	385,461	380,711	382,648
Less: Specific provision	53,031	58,741	62,874	52,954	58,741	62,874
	332,519	321,970	319,774	332,507	321,970	319,774
Percentage of such advances to total advances	3.1%	3.0%	2.9%	3.1%	3.0%	2.9%

Note: According to the Bank's revenue recognition policy, the CFB Group ceases to accrue interest on advances, secured or unsecured, that are overdue for more than two months. However, approximately 37%, 53% and 10% of the 2002 advances, 37%, 50% and 13% of the 2001 advances and 42%, 49% and 9% of the 2000 advances which had ceased to accrue interest were fully secured by collateral, partially secured by collateral and unsecured, respectively.

Advances to customers include debtors' balances under finance leases which are as follows:

	THE CFB GROUP					
	Minimum lease payments			Present value of minimum lease payments		
	As at 31 December			As at 31 December		
	2000	2001	2002	2000	2001	2002
	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000
Amounts receivable under finance leases:						
Within one year	721	1,067	574	719	1,055	570
In the second to fifth year inclusive	885	1,015	461	691	793	362
	1,606	2,082	1,035	1,410	1,848	932
Less: Unearned finance income	(196)	(234)	(103)	—	—	—
Present value of minimum lease payments receivable	1,410	1,848	932	1,410	1,848	932

13. Provision for bad and doubtful debts

	Year ended 31 December											
	2000				2001				2002			
	Specific	General	Total	Suspended interest	Specific	General	Total	Suspended interest	Specific	General	Total	Suspended interest
	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000
The CFB Group												
At 1 January	31,713	123,786	155,499	4,927	53,914	123,820	177,734	5,641	59,836	123,820	183,656	1,444
Interest suspended	—	—	—	1,366	—	—	—	487	—	—	—	312
Amounts written off	(15,177)	—	(15,177)	(101)	(21,865)	—	(21,865)	(3,474)	(28,328)	—	(28,328)	(40)
Amounts recovered	—	—	—	(551)	—	—	—	(1,210)	—	—	—	(27)
Charge to income statement	37,406	—	37,406	—	27,787	—	27,787	—	31,957	390	32,347	—
Transfers	(28)	28	—	—	—	—	—	—	—	—	—	—
Exchange adjustments	—	6	6	—	—	—	—	—	—	—	—	—
At 31 December	53,914	123,820	177,734	5,641	59,836	123,820	183,656	1,444	63,465	124,210	187,675	1,689
The Bank												
At 1 January	31,608	123,716	155,324	4,927	53,837	123,722	177,559	5,641	59,836	123,722	183,558	1,444
Interest suspended	—	—	—	1,366	—	—	—	487	—	—	—	312
Amounts written off	(15,171)	—	(15,171)	(101)	(21,788)	—	(21,788)	(3,474)	(28,328)	—	(28,328)	(40)
Amounts recovered	—	—	—	(551)	—	—	—	(1,210)	—	—	—	(27)
Charge to income statement	37,400	—	37,400	—	27,787	—	27,787	—	31,957	390	32,347	—
Exchange adjustments	—	6	6	—	—	—	—	—	—	—	—	—
At 31 December	53,837	123,722	177,559	5,641	59,836	123,722	183,558	1,444	63,465	124,112	187,577	1,689

14. Investments in subsidiary companies

	As at 31 December		
	2000	2001	2002
	HK$'000	HK$'000	HK$'000
The Bank			
Unlisted shares, at cost	146,907	146,907	146,907

Particulars of the Bank's principal subsidiary companies are as follows:

Name	Place of incorporation and operation	Principal activities
C.F. Finance Company Limited	Hong Kong	Financial services
C.F. Overseas, Inc.	Delaware, U.S.A.	Property investment
Chekiang First Bank (Luxembourg) S.A.	Luxembourg	Banking and related financial services
Chekiang First Bank (Nominees) Limited	Hong Kong	Nominee service
Chekiang First Bank (Trustees) Limited	Hong Kong	Trustee service
Honfirst Investment Limited	Hong Kong	Futures trading
Honfirst Land Limited	Hong Kong	Property investment
Honfirst Property Agency Limited	Hong Kong	Property agency
Chekiang First Securities Co. Limited (formerly known as Honfirst Securities Limited)	Hong Kong	Share dealing

The issued share capital of the subsidiary companies is wholly-owned by the Bank directly.

15. Interests in jointly controlled entities

	THE CFB GROUP			THE BANK		
	As at 31 December			As at 31 December		
	2000	2001	2002	2000	2001	2002
	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000
Unlisted shares, at cost	24,500	59,500	59,500	24,500	59,500	59,500
Share of post-acquisition results	—	—	(22,925)	—	—	—
	24,500	59,500	36,575	24,500	59,500	59,500

As at the balance sheet date, the Bank had interests in the following jointly controlled entities:

Name	Form of business structure	Place of incorporation and operation	Principal activities	Class of share held	Proportion of nominal value of issued capital held by the Bank
Joint Electronic Teller Services Limited. .	Corporate	Hong Kong	Shared ATM network	Ordinary	19.95%
Bank Consortium Holding Limited	Corporate	Hong Kong	Investment holding	Ordinary	13.33%
Card Alliance Company Limited	Corporate	Hong Kong	Card transaction processing	Ordinary	33.33%
Net Alliance Co. Limited	Corporate	Hong Kong	Internet banking services	Ordinary	15.00%
Hong Kong Life Insurance Limited	Corporate	Hong Kong	Insurance and reinsurance services	Ordinary	16.67%

The CFB Group's entitlement to the profits of its jointly controlled entities is in proportion to its ownership interest.

16. Investments in securities

	THE CFB GROUP			THE BANK		
	2000	2001	2002	2000	2001	2002
	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000
Held-to-maturity securities	163,705	163,657	319,681	163,705	163,657	319,681
Investment securities . . .	265	265	265	265	265	265
Other investments	360,700	—	—	307,030	—	—
	524,670	163,922	319,946	471,000	163,922	319,946

The CFB Group

	Held-to-maturity securities			Investment securities			Other investments			Total		
	As at 31 December			As at 31 December			As at 31 December			As at 31 December		
	2000	2001	2002	2000	2001	2002	2000	2001	2002	2000	2001	2002
	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000
Equity securities												
— listed	—	—	—	—	—	—	53,670	—	—	53,670	—	—
— unlisted	—	—	—	265	265	265	—	—	—	265	265	265
	—	—	—	265	265	265	53,670	—	—	53,935	265	265
Debt securities:												
Listed	84,153	45,145	181,639	—	—	—	179,427	—	—	263,580	45,145	181,639
Unlisted	85,791	124,751	144,281	—	—	—	127,603	—	—	213,394	124,751	144,281
	169,944	169,896	325,920	—	—	—	307,030	—	—	476,974	169,896	325,920
Provision for impairment loss	(6,239)	(6,239)	(6,239)	—	—	—	—	—	—	(6,239)	(6,239)	(6,239)
	163,705	163,657	319,681	—	—	—	307,030	—	—	470,735	163,657	319,681
Total	163,705	163,657	319,681	265	265	265	360,700	—	—	524,670	163,922	319,946
Total:												
Listed	84,153	45,145	181,639	—	—	—	233,097	—	—	317,250	45,145	181,639
Unlisted	85,791	124,751	144,281	265	265	265	127,603	—	—	213,659	125,016	144,546
	169,944	169,896	325,920	265	265	265	360,700	—	—	530,909	170,161	326,185
Market value of listed securities	94,217	47,240	196,826	—	—	—	233,097	—	—	327,314	47,240	196,826

The Bank

	Held-to-maturity securities			Investment securities			Other investments			Total		
	As at 31 December			As at 31 December			As at 31 December			As at 31 December		
	2000	2001	2002	2000	2001	2002	2000	2001	2002	2000	2001	2002
	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000
Equity securities												
— listed	—	—	—	—	—	—	—	—	—	—	—	—
— unlisted	—	—	—	265	265	265	—	—	—	265	265	265
	—	—	—	265	265	265	—	—	—	265	265	265
Debt securities:												
Listed	84,153	45,145	181,639	—	—	—	179,427	—	—	263,580	45,145	181,639
Unlisted	85,791	124,751	144,281	—	—	—	127,603	—	—	213,394	124,751	144,281
	169,944	169,896	325,920	—	—	—	307,030	—	—	476,974	169,896	325,920
Provision for impairment loss	(6,239)	(6,239)	(6,239)	—	—	—	—	—	—	(6,239)	(6,239)	(6,239)
	163,705	163,657	319,681	—	—	—	307,030	—	—	470,735	163,657	319,681
Total	163,705	163,657	319,681	265	265	265	307,030	—	—	471,000	163,922	319,946
Total:												
Listed	84,153	45,145	181,639	—	—	—	179,427	—	—	263,580	45,145	181,639
Unlisted	85,791	124,751	144,281	265	265	265	127,603	—	—	213,659	125,016	144,546
	169,944	169,896	325,920	265	265	265	307,030	—	—	477,239	170,161	326,185
Market value of listed securities	94,217	47,240	196,826	—	—	—	179,427	—	—	273,644	47,240	196,826

Investments in securities are analysed and reported by issuing entities as follows:

	Held-to-maturity securities			Investment securities			Other investments			Total		
	As at 31 December			As at 31 December			As at 31 December			As at 31 December		
	2000	2001	2002	2000	2001	2002	2000	2001	2002	2000	2001	2002
	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000
The CFB Group												
Central governments and central banks	13,960	13,960	13,960	—	—	—	93,754	—	—	107,714	13,960	13,960
Public sector entities	38,996	38,984	136,483	—	—	—	—	—	—	38,996	38,984	136,483
Banks and financial institutions	—	—	—	—	—	—	116,336	—	—	116,336	—	—
Corporations	116,988	116,952	175,477	265	265	265	147,129	—	—	264,382	117,217	175,742
Others	—	—	—	—	—	—	3,481	—	—	3,481	—	—
	169,944	169,896	325,920	265	265	265	360,700	—	—	530,909	170,161	326,185
The Bank												
Central governments and central banks	13,960	13,960	13,960	—	—	—	93,754	—	—	107,714	13,960	13,960
Public sector entities	38,996	38,984	136,483	—	—	—	—	—	—	38,996	38,984	136,483
Banks and financial institutions	—	—	—	—	—	—	116,336	—	—	116,336	—	—
Corporations	116,988	116,952	175,477	265	265	265	96,940	—	—	214,193	117,217	175,742
	169,944	169,896	325,920	265	265	265	307,030	—	—	477,239	170,161	326,185

17. Fixed Assets

The CFB Group

	Bank premises	Investment properties	Other properties	Furniture, fixtures, equipment and motor vehicles	Total
	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000
COST OR VALUATION					
At 1 January 2000	356,639	153,267	42,022	221,021	772,949
Additions	17,638	3,353	—	79,787	100,778
Disposals	—	—	(5,000)	(16,505)	(21,505)
Reclassifications	6,652	(6,652)	—	—	—
Deficit on revaluation	—	(11,522)	—	—	(11,522)
Exchange adjustment	—	107	—	17	124
At 31 December 2000	380,929	138,553	37,022	284,320	840,824
Comprising:					
At cost	18,838	31,223	37,022	284,320	371,403
At valuation in 1998	355,439	—	—	—	355,439
At valuation in 1999	6,652	—	—	—	6,652
At valuation in 2000	—	107,330	—	—	107,330
	380,929	138,553	37,022	284,320	840,824
ACCUMULATED DEPRECIATION					
At 1 January 2000	9,486	13,615	10,070	102,201	135,372
Charge for the year	9,649	867	1,391	26,100	38,007
Released on disposal	—	—	—	(8,115)	(8,115)
Exchange adjustment	—	114	—	6	120
At 31 December 2000	19,135	14,596	11,461	120,192	165,384
NET BOOK VALUES					
At 31 December 2000	361,794	123,957	25,561	164,128	675,440

	Bank premises	Investment properties	Other properties	Furniture, fixtures, equipment and motor vehicles	Total
	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000
COST OR VALUATION					
At 1 January 2001	380,929	138,553	37,022	284,320	840,824
Additions	37,483	81	—	84,034	121,598
Disposals	(3,800)	—	—	(5,844)	(9,644)
Reclassifications	14,755	(14,755)	—	—	—
Deficit on revaluation	(67,509)	(21,530)	—	—	(89,039)
Exchange adjustment	(8)	(3)	—	(1)	(12)
At 31 December 2001	361,850	102,346	37,022	362,509	863,727
Comprising:					
At cost	23,999	8,001	37,022	362,509	431,531
At valuation in 2001	337,851	94,345	—	—	432,196
	361,850	102,346	37,022	362,509	863,727
ACCUMULATED DEPRECIATION					
At 1 January 2001	19,135	14,596	11,461	120,192	165,384
Charge for the year	11,424	235	1,824	32,743	46,226
Released on disposal	(340)	—	—	(4,828)	(5,168)
Adjustment on revaluation	(29,513)	—	—	—	(29,513)
Reclassification	10,947	(10,947)	—	—	—
Exchange adjustment	(3)	(1)	—	(1)	(5)
At 31 December 2001	11,650	3,883	13,285	148,106	176,924
NET BOOK VALUES					
At 31 December 2001	350,200	98,463	23,737	214,403	686,803

	Bank premises	Investment properties	Other properties	Furniture, fixtures, equipment and motor vehicles	Total
	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000
COST OR VALUATION					
At 1 January 2002	361,850	102,346	37,022	362,509	863,727
Additions	5,781	108	—	51,284	57,173
Disposals	(4,700)	(2,700)	—	(1,620)	(9,020)
Reclassifications	4,782	(4,951)	—	—	(169)
Deficit on revaluation	—	(21,632)	—	—	(21,632)
Exchange adjustment	8	2	—	—	10
At 31 December 2002	367,721	73,173	37,022	412,173	890,089
Comprising:					
At cost	5,337	—	—	412,173	417,510
At valuation - 2001	362,384	—	37,022	—	399,406
At valuation - 2002	—	73,173	—	—	73,173
	367,721	73,173	37,022	412,173	890,089
ACCUMULATED DEPRECIATION					
At 1 January 2002	11,650	3,883	13,285	148,106	176,924
Charge for the year	11,434	255	1,825	38,006	51,520
Released on disposal	(436)	—	—	(1,431)	(1,867)
Reclassification	(169)	—	—	—	(169)
Exchange adjustment	3	1	—	1	5
At 31 December 2002	22,482	4,139	15,110	184,682	226,413
NET BOOK VALUES					
At 31 December 2002	345,239	69,034	21,912	227,491	663,676

Investment properties held in Hong Kong were revalued at 31 December 2000 on an open market value basis by DTZ Debenham Tie Leung Limited and Larry H.C. Tam & Associates Limited, both independent professional valuers. The deficit arising on revaluation amounted to approximately HK$11,522,000 has been charged to the investment property revaluation reserve.

At 31 December 2000, certain bank premises are stated at valuations made at 31 December 1998 and 31 December 1999 by DTZ Debenham Tie Leung Limited, an independent professional valuer, on an open market value basis.

Investment properties held in Hong Kong were revalued at 31 December 2001 on an open market value basis by DTZ Debenham Tie Leung Limited, an independent professional valuer. The deficit arising on revaluation amounted to approximately HK$21,530,000 has been charged to the investment property revaluation reserve.

Certain bank premises are stated at valuations made at 31 December 2001 by DTZ Debenham Tie Leung Limited, an independent professional valuer, on an open market value basis. This valuation gave rise to a deficit of HK$37,996,000, of which HK$4,462,000 and HK$33,534,000 have been charged to the income statement and the property revaluation reserve, respectively.

Investment properties held in Hong Kong were revalued at 31 December 2002 on an open market value basis by DTZ Debenham Tie Leung Limited, an independent professional valuer. The deficit arising on revaluation amounted to approximately HK$21,632,000, of which HK$21,567,000, and HK$65,000 have been charged to the investment property revaluation reserve and the property revaluation reserve, respectively.

Investment properties held in U.S.A. are stated at cost less accumulated depreciation.

If bank premises had not been revalued, they would have been included in these financial statements at historical cost less accumulated depreciation at the end of each of the three years ended 31 December 2002, amounting to HK$89,158,000, HK$121,112,000 and HK$115,254,000.

The Bank

	Investment properties	Bank premises	Other properties	Furniture, fixtures, equipment and motor vehicles	Total
	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000
COST OR VALUATION					
At 1 January 2000	—	180,700	42,022	216,544	439,266
Additions	—	17,638	—	77,037	94,675
Disposals	—	—	(5,000)	(16,491)	(21,491)
Exchange adjustment	—	—	—	12	12
At 31 December 2000	—	198,338	37,022	277,102	512,462
Comprising:					
At cost	—	18,838	37,022	277,102	332,962
At valuation - 1998	—	179,500	—	—	179,500
	—	198,338	37,022	277,102	512,462
ACCUMULATED DEPRECIATION					
At 1 January 2000	—	5,340	10,070	99,904	115,314
Charge for the year	—	5,424	1,391	25,535	32,350
Released on disposal	—	—	—	(8,094)	(8,094)
Exchange adjustment	—	—	—	4	4
At 31 December 2000	—	10,764	11,461	117,349	139,574
NET BOOK VALUES					
At 31 December 2000	—	187,574	25,561	159,753	372,888
COST OR VALUATION					
At 1 January 2001	—	198,338	37,022	277,102	512,462
Additions	—	37,237	—	83,264	120,501
Disposals	—	(3,800)	—	(5,695)	(9,495)
Deficit on revaluation	—	(17,375)	—	—	(17,375)
Exchange adjustment	—	—	—	(1)	(1)
At 31 December 2001	—	214,400	37,022	354,670	606,092
Comprising:					
At cost	—	—	37,022	354,670	391,692
At valuation - 2001	—	214,400	—	—	214,400
	—	214,400	37,022	354,670	606,092
ACCUMULATED DEPRECIATION					
At 1 January 2001	—	10,764	11,461	117,349	139,574
Charge for the year	—	6,340	1,825	32,001	40,166
Released on disposal	—	(340)	—	(4,678)	(5,018)
Adjustment on revaluation	—	(16,764)	—	—	(16,764)
At 31 December 2001	—	—	13,286	144,672	157,958
NET BOOK VALUES					
At 31 December 2001	—	214,400	23,736	209,998	448,134

	Investment properties	Bank premises	Other properties	Furniture, fixtures, equipment and motor vehicles	Total
	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000
COST OR VALUATION					
At 1 January 2002	—	214,400	37,022	354,670	606,092
Additions	—	5,459	—	51,105	56,564
Disposals	—	(2,000)	—	(983)	(2,983)
Reclassifications	4,559	(4,600)	—	—	(41)
Deficit on revaluation	(1,259)	—	—	—	(1,259)
Exchange adjustment	—	—	—	1	1
At 31 December 2002	3,300	213,259	37,022	404,793	658,374
Comprising:					
At cost	—	—	—	404,793	404,793
At valuation - 2001	—	213,259	37,022	—	250,281
At valuation - 2002	3,300	—	—	—	3,300
	3,300	213,259	37,022	404,793	658,374
ACCUMULATED DEPRECIATION					
At 1 January 2002	—	—	13,286	144,672	157,958
Charge for the year	—	7,157	1,825	37,248	46,230
Released on disposal	—	(50)	—	(932)	(982)
Reclassification	—	(41)	—	—	(41)
At 31 December 2002	—	7,066	15,111	180,988	203,165
NET BOOK VALUES					
At 31 December 2002	3,300	206,193	21,911	223,805	455,209

At 31 December 2000, certain bank premises are stated at a valuation made at 31 December 1998 by DTZ Debenham Tie Leung Limited, an independent professional valuer, on an open market value basis.

At 31 December 2001, certain bank premises are stated at a valuation made at 31 December 2001 by DTZ Debenham Tie Leung Limited, an independent professional valuer, on an open market value basis. This valuation gave rise to a deficit of HK$611,000 of which a deficit of HK$4,179,000 and a surplus of HK$3,568,000 have been charged to the income statement and the property revaluation reserve, respectively.

At 31 December 2002, investment properties held in Hong Kong were revalued at 31 December 2002 on an open market basis by DTZ Debenham Tie Leung Limited, an independent professional valuer. The deficit arising on revaluation amounted to approximately HK$1,259,000, of which HK$65,000 and HK$1,194,000 have been charged to the property revaluation reserve and the income statement, respectively.

If bank premises had not been revalued, they would have been included in these financial statements at historical cost less accumulated depreciation at the end of each of the three years ended 31 December 2002, amounting to HK$71,041,000, HK$104,013,000 and HK$95,489,000.

The net book value of bank premises and investment properties comprises:

	THE CFB GROUP			THE BANK		
	As at 31 December			As at 31 December		
	2000	2001	2002	2000	2001	2002
	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000
Land in Hong Kong						
— Long leases	398,750	197,695	276,874	128,395	110,200	97,639
— Medium-term leases	69,914	234,500	121,436	59,179	104,200	111,854
Land outside Hong Kong						
— Long leases	17,087	16,468	15,963	—	—	—
	485,751	448,663	414,273	187,574	214,400	209,493

A long lease is defined as a lease with an unexpired term of not less than fifty years, while a medium-term lease is defined as a lease with a term of ten to fifty years to run at the balance sheet date.

18. Deposits from customers

	THE CFB GROUP			THE BANK		
	As at 31 December			As at 31 December		
	2000	2001	2002	2000	2001	2002
	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000
Demand and current	903,166	1,004,439	1,063,898	903,166	1,004,439	1,063,898
Savings	2,328,828	2,674,659	2,892,979	2,328,665	2,673,849	2,888,974
Time, call and notice	18,906,960	18,416,398	18,247,677	17,633,948	17,242,802	17,489,345
	22,138,954	22,095,496	22,204,554	20,865,779	20,921,090	21,442,217

19. Other accounts and provisions

	THE CFB GROUP			THE BANK		
	As at 31 December			As at 31 December		
	2000	2001	2002	2000	2001	2002
	HK$'000 (restated)	HK$'000 (restated)	HK$'000	HK$'000 (restated)	HK$'000 (restated)	HK$'000
Interest payable	146,741	48,119	31,484	142,167	46,016	31,889
Others	273,407	442,612	228,115	251,198	418,169	197,881
	420,148	490,731	259,599	393,365	464,185	229,770

20. Share capital

	As at 31 December		
	2000	2001	2002
	HK$'000	HK$'000	HK$'000
Authorised:			
At 1 January			
30,000,000 (2001: 20,000,000 and 2000: 20,000,000) ordinary shares of HK$100 each	2,000,000	2,000,000	3,000,000
Increase of 10,000,000 ordinary shares of HK$100 each in 2001	—	1,000,000	—
At 31 December			
30,000,000 (2001: 30,000,000 and 2000: 20,000,000) ordinary shares of HK$100 each	2,000,000	3,000,000	3,000,000
Issued and fully paid:			
At 1 January			
25,000,000 (2001: 16,500,000 and 2000: 10,000,000) ordinary shares of HK$100 each	1,000,000	1,650,000	2,500,000
Bonus share issue of 8,500,000 and 6,500,000 ordinary shares in 2001 and 2000 respectively	650,000	850,000	—
At 31 December			
25,000,000 (2001: 25,000,000 and 2000: 16,500,000) ordinary shares of HK$100 each	1,650,000	2,500,000	2,500,000

21. Reserves

The Bank

	General reserve	Dividend reserve	Proposed bonus issue	Property revaluation reserve	Retained profits	Total
	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000
Balance at 1 January 2000						
- as originally stated	1,350,000	—	650,000	156,641	88,519	2,245,160
- prior period adjustment						
- Note 2a	—	155,000	—	—	—	155,000
- Note 2b	—	—	—	—	(3,926)	(3,926)
- as restated	1,350,000	155,000	650,000	156,641	84,593	2,396,234
Bonus share issue of 6,500,000 ordinary shares	—	—	(650,000)	—	—	(650,000)
Profit for the year	—	—	—	—	379,926	379,926
Transfer from general reserve to issue bonus shares	(850,000)	—	—	—	850,000	—
Appropriations						
Interim dividend	—	36,300	—	—	(36,300)	—
Proposed final dividend	—	181,500	—	—	(181,500)	—
Proposed bonus issue	—	—	850,000	—	(850,000)	—
Transfer to general reserve	150,000	—	—	—	(150,000)	—
Exchange adjustment	—	—	—	—	(110)	(110)
1999 final dividend paid	—	(155,000)	—	—	—	(155,000)
2000 interim dividend paid	—	(36,300)	—	—	—	(36,300)
Balance at 1 January 2001	650,000	181,500	850,000	156,641	96,609	1,934,750
Bonus share issue of 8,500,000 ordinary shares	—	—	(850,000)	—	—	(850,000)
Profit for the year	—	—	—	—	228,594	228,594
Surplus on revaluation	—	—	—	3,568	—	3,568
Realised on disposal of properties	—	—	—	(3,010)	3,010	—
Appropriations						
Interim dividend	—	35,000	—	—	(35,000)	—
Proposed final dividend	—	75,000	—	—	(75,000)	—
Transfer to general reserve	100,000	—	—	—	(100,000)	—
Exchange adjustment	—	—	—	—	(1)	(1)
2000 final dividend paid	—	(181,500)	—	—	—	(181,500)
2001 interim dividend paid	—	(35,000)	—	—	—	(35,000)
Balance at 1 January 2002	750,000	75,000	—	157,199	118,212	1,100,411
Profit for the year	—	—	—	—	252,727	252,727
Deficit on revaluation	—	—	—	(65)	—	(65)
Realised on disposal of properties	—	—	—	(364)	364	—
Appropriations						
Interim dividend	—	35,000	—	—	(35,000)	—
Proposed final dividend	—	68,000	—	—	(68,000)	—
Exchange adjustment	—	—	—	—	(5)	(5)
2001 final dividend paid	—	(75,000)	—	—	—	(75,000)
2002 interim dividend paid	—	(35,000)	—	—	—	(35,000)
Balance at 31 December 2002	750,000	68,000	—	156,770	268,298	1,243,068

22. Transactions with group companies and related parties

Included in the balance sheets and consolidated income statement are balances and transactions with group companies and related parties as follows:

a. *Amounts due from (to) immediate holding company*

	THE CFB GROUP			THE BANK		
	As at 31 December			As at 31 December		
	2000	2001	2002	2000	2001	2002
	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000
Cash and short-term funds:						
Cash in hand and balances with banks and financial institutions maturing within one month	5,713	9,402	10,144	5,713	9,324	9,794
Money at call and short notice	726,080	597,500	113,588	714,502	584,760	113,588
Placements with banks and financial institutions maturing between one and twelve months	163,783	432,533	140,000	163,783	432,533	140,000
Deposits and balances of banks and financial institutions	(278,607)	(179,906)	(202,780)	(278,607)	(179,906)	(202,780)

b. *Amounts due from (to) fellow subsidiary companies*

	THE CFB GROUP			THE BANK		
	As at 31 December			As at 31 December		
	2000	2001	2002	2000	2001	2002
	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000
Cash and short-term funds:						
Cash in hand and balances with banks and financial institutions maturing within one month	747	1,874	883	90	85	86
Money at call and short notice	420,899	293,740	80,638	38,996	—	—
Placements with banks and financial institutions maturing between one and twelve months	356,032	239,596	7,799	—	—	7,799
Deposits and balances of banks and financial institutions	(200,203)	(890)	(5,737)	(200,203)	(890)	(5,737)

c. Loans to jointly controlled entities

Included in advances to customers and other accounts are loans to jointly controlled entities amounting to HK$18,800,000, HK$37,050,000 and HK$39,750,000 at the end of each of the three years ended 31 December 2002. These are unsecured, non-interest bearing and have no fixed repayment terms, except for a loan amounting to HK$27,000,000 as at 31 December 2001 and HK$31,000,000 as at 31 December 2002 which is repayable in 2008.

d. Transactions with group companies

During the Relevant Periods, the Bank has normal inter-bank lending and borrowing transactions with its immediate holding company and fellow subsidiary companies. Interest income from immediate holding company and fellow subsidiary companies amounted to HK$97,687,000, HK$66,728,000 and HK$17,126,000 for each of the three years ended 31 December 2002, respectively. Interest expenses to immediate holding company and fellow subsidiary companies amounted to HK$21,312,000, HK$5,785,000 and HK$1,808,000 for each of the three years ended 31 December 2002, respectively. All transactions were carried out on mutually agreed terms.

23. Major non-cash transaction

For the year ended 31 December 2000, 6,500,000 new ordinary shares were issued to the shareholders by the capitalisation of the HK$650,000,000 proposed bonus issue in 1999.

For the year ended 31 December 2001, 8,500,000 new ordinary shares were issued to the shareholders by the capitalisation of the HK$850,000,000 proposed bonus issue in 2000.

24. Loans to officers

	THE CFB GROUP AND THE BANK		
	As at 31 December		
	2000	2001	2002
	HK$'000	HK$'000	HK$'000
The aggregate of relevant loans to officers disclosed pursuant to Section 161B(4B) of the Companies Ordinance is as follows:			
Aggregate balance of relevant loans outstanding at 31 December	47,642	45,338	28,789
Maximum aggregate amount of relevant loans outstanding during the year	57,006	50,931	53,763

25. Pledge of assets

	THE CFB GROUP AND THE BANK		
	As at 31 December		
	2000	2001	2002
	HK$'000	HK$'000	HK$'000
Aggregate amount of pledged assets at 31 December	7,799	7,797	7,799

The amount represents a time deposit amounting to US$1,000,000 at the end of each of the three years ended 31 December 2002 pledged as collateral with the State of California in compliance with the statutory requirements of the State of California.

26. Capital commitments

	THE CFB GROUP AND THE BANK		
	As at 31 December		
	2000	2001	2002
	HK$'000	HK$'000	HK$'000
Capital expenditure in respect of acquisition of fixed assets contracted for but not provided in the financial statements	95,722	25,091	9,930

27. Operating lease commitments

a. *The CFB Group as lessee*

At the balance sheet date, the CFB Group and the Bank had commitments for future minimum lease payments under non-cancellable operating leases of office premises which fall due as follows:

	THE CFB GROUP			THE BANK		
	As at 31 December			As at 31 December		
	2000	2001	2002	2000	2001	2002
	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000
Within one year	10,518	5,589	11,015	23,797	20,479	23,460
In the second to fifth year inclusive	3,340	2,170	12,350	22,922	14,714	13,953
	13,858	7,759	23,365	46,719	35,193	37,413

Operating lease payments represent rentals payable by the CFB Group for certain of its leased premises. Leases are negotiated for an average term of three years and rentals are fixed for an average of three years.

b. *The CFB Group as lessor*

Property rental income earned during each of the three years ended 31 December 2002 amounted to HK$4,091,550, HK$8,885,000 and HK$6,747,000, respectively. All of the properties held have committed tenants for the next three years.

At the balance sheet date, the CFB Group had contracted with tenants for the following future minimum lease payments:

	THE CFB GROUP		
	As at 31 December		
	2000	2001	2002
	HK$'000	HK$'000	HK$'000
Within one year	4,423	7,076	5,174
In the second to fifth year inclusive	3,346	7,323	6,221
After five years	—	1,831	733
	7,769	16,230	12,128

28. Retirement benefit schemes

The CFB Group participates in both a defined contribution scheme (the "ORSO Scheme") which is registered under the Occupational Retirement Schemes Ordinance and a Mandatory Provident Fund Scheme established under the Mandatory Provident Fund Ordinance in December 2000.

The total cost charged to income statement for each of the three years ended 31 December 2002 of HK$10,060,000, HK$12,191,000 and HK$10,978,000, respectively represents contributions payable to the schemes by the CFB Group in respect of the Relevant Periods. As at the balance sheet date, there were no contributions due in respect of the reporting period which has not been paid over to the schemes.

The CFB Group operated a defined benefit plan for qualifying employees, under which the employees who were members of the plan were entitled to retirement benefits based on the final salary upon attainment of retirement age. The defined benefit plan was terminated on 5 December 2002, with arrangements made for the CFB Group to discharge all of its obligations and liabilities under the plan. Employees who were members of the plan were offered a choice of taking a 20% payment from the plan and transferring the remaining balance of the augmented benefit to the ORSO Scheme, or switching the entire augmented benefit to the ORSO Scheme. Contributions made by the CFB Group to the defined benefit plan for each of the three years ended 31 December 2002 amounted to HK$14,643,000, HK$3,600,000 and HK$Nil, respectively.

29. Off-balance-sheet exposures

a. ***Contingent liabilities and commitments***

The following is a summary of the contractual amounts of each significant class of contingent liabilities and commitments:

	As at 31 December		
	2000	2001	2002
	HK$'000	HK$'000	HK$'000
Direct credit substitutes	114,563	98,719	296,898
Transaction-related contingencies	10,166	10,510	26,265
Trade-related contingencies	803,411	598,023	553,540
Other commitments:			
With an original maturity of under one year or which are unconditionally cancellable	1,831,515	2,309,268	1,989,643
With an original maturity of over one year	—	—	527,447
	2,759,655	3,016,520	3,393,793

b. Derivatives

The following is a summary of the notional amounts of each significant type of derivatives:

	As at 31 December								
	2000			2001			2002		
	Hedging	Trading	Total	Hedging	Trading	Total	Hedging	Trading	Total
	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000
Forward exchange rate contracts	664,505	—	664,505	1,333,133	—	1,333,133	18,049,667	—	18,049,667
Exchange rate option contracts	—	—	—	—	—	—	155,979	—	155,979
Interest rate swap contracts	335,984	—	335,984	116,952	—	116,952	353,468	—	353,468
Equity option contracts	—	—	—	—	—	—	51,819	—	51,819
	1,000,489	—	1,000,489	1,450,085	—	1,450,085	18,610,933	—	18,610,933

Note: At 31 December 2002 out of the HK$18,049,667,000 forward exchange rate contracts, HK$17,173,000,000 was related to customer - initiated positions which have been fully hedged by the Bank. Other than the disclosed above, none has been fully hedged by the Bank for the three years ended 31 December 2002.

Notional amounts shown above indicate the volume of transactions outstanding; they do not represent amounts at risk.

The replacement costs and credit risk weighted amounts of the above off-balance-sheet exposures are as follows:

	As at 31 December					
	2000		2001		2002	
	Replacement cost	Credit risk weighted amount	Replacement cost	Credit risk weighted amount	Replacement cost	Credit risk weighted amount
	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000
Contingent liabilities and commitments	—	108,337	—	84,802	—	675,227
Forward exchange rate contracts	3,934	3,169	6,616	3,933	14,874	68,155
Exchange rate option contracts	—	—	—	—	—	781
Interest rate swap contracts	6,504	1,534	—	117	3,034	1,058
Equity option contracts	—	—	—	—	—	1,555
	10,438	113,040	6,616	88,852	17,908	746,776

These amounts do not take into account the effects of bilateral netting arrangements.

Replacement cost of contracts represents the mark-to-market adjustment on all contracts with a positive value. Replacement cost is a close approximation of the credit risk for these contracts as at the balance sheet date.

The credit risk weighted amounts are the amounts which have been calculated in accordance with the Third Schedule of the Banking Ordinance and guidelines issued by the Hong Kong Monetary Authority. The amounts calculated are dependent upon the status of the counter party and the maturity characteristics of each type of contracts.

30. Maturity profile

The maturity profile of certain assets and liabilities of the CFB Group and the Bank as at 31 December 2000 are analysed as follows:

	Repayable on demand	Repayable within 3 months or less (except those repayable on demand)	Repayable after 3 months but within 1 year	Repayable after 1 year but within 5 years	Repayable after 5 years	Undated	Total
	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000
THE CFB GROUP							
Assets							
Placements with banks and financial institutions	—	3,170,439	841,528	—	—	—	4,011,967
Certificates of deposit held	—	—	—	89,000	—	—	89,000
Debt securities included in							
- other investments	53,186	42,203	65,054	109,733	36,854	—	307,030
- held-to-maturity securities	—	—	—	116,988	52,956	—	169,944
Advances to customers	1,371,582	1,477,231	1,605,785	4,865,721	3,047,451	7,319	12,375,089
Liabilities							
Deposits and balances of banks and financial institutions	396,365	—	200,000	—	—	—	596,365
Deposits from customers	3,702,731	17,141,856	1,290,419	3,948	—	—	22,138,954
Certificates of deposit issued	—	100,000	715,000	—	—	—	815,000
THE BANK							
Assets							
Placements with banks and financial institutions	—	2,969,690	686,246	—	—	—	3,655,936
Certificates of deposit held	—	—	—	89,000	—	—	89,000
Debt securities included in							
- other investments	53,186	42,203	65,054	109,733	36,854	—	307,030
- held-to-maturity securities	—	—	—	116,988	52,956	—	169,944
Advances to customers	1,371,582	1,477,145	1,605,153	4,865,030	3,047,451	7,229	12,373,590
Liabilities							
Deposits and balances of banks and financial institutions	396,365	—	200,000	—	—	—	596,365
Deposits from customers	3,702,568	16,018,621	1,140,642	3,948	—	—	20,865,779
Certificates of deposit issued	—	100,000	715,000	—	—	—	815,000

The maturity profile of certain assets and liabilities of the CFB Group and the Bank as at 31 December 2001 are analysed as follows:

	Repayable on demand	Repayable within 3 months or less (except those repayable on demand)	Repayable after 3 months but within 1 year	Repayable after 1 year but within 5 years	Repayable after 5 years	Undated	Total
	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000
THE CFB GROUP							
Assets							
Placements with banks and financial institutions	—	2,172,105	1,038,398	—	—	—	3,210,503
Certificates of deposit held	—	—	89,000	50,000	—	—	139,000
Debt securities included in held-to-maturity securities	—	—	—	155,936	13,960	—	169,896
Advances to customers	1,123,590	1,572,920	1,463,620	3,844,092	4,718,758	25,799	12,748,779
Liabilities							
Deposits and balances of banks and financial institutions	41,891	612,863	—	—	—	—	654,754
Deposits from customers	4,371,016	16,509,325	1,214,216	939	—	—	22,095,496
THE BANK							
Assets							
Placements with banks and financial institutions	—	2,048,604	909,564	—	—	—	2,958,168
Certificates of deposit held	—	—	89,000	50,000	—	—	139,000
Debt securities included in held-to-maturity securities	—	—	—	155,936	13,960	—	169,896
Advances to customers	1,123,590	1,572,628	1,462,857	3,843,298	4,718,758	25,799	12,746,930
Liabilities							
Deposits and balances of banks and financial institutions	41,891	612,863	—	—	—	—	654,754
Deposits from customers	4,370,205	15,462,111	1,087,835	939	—	—	20,921,090

The maturity profile of certain assets and liabilities of the CFB Group and the Bank as at 31 December 2002 are analysed as follows:

	Repayable on demand	Repayable within 3 months or less (except those repayable on demand)	Repayable after 3 months but within 1 year	Repayable after 1 year but within 5 years	Repayable after 5 years	Undated	Total
	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000
THE CFB GROUP							
Assets							
Placements with banks and financial institutions	—	2,782,943	383,676	—	—	—	3,166,619
Certificates of deposit held	—	—	127,990	—	—	—	127,990
Debt securities included in held-to-maturity securities	—	—	77,990	155,980	91,950	—	325,920
Advances to customers	1,117,581	2,120,585	1,441,777	3,681,966	4,932,673	56,362	13,350,944
Liabilities							
Deposits and balances of banks and financial institutions	26,147	1,140,961	—	—	—	—	1,167,108
Deposits from customers	4,523,266	16,354,426	1,197,993	128,869	—	—	22,204,554
THE BANK							
Assets							
Placements with banks and financial institutions	—	2,782,943	383,676	—	—	—	3,166,619
Certificates of deposit held	—	—	127,990	—	—	—	127,990
Debt securities included in held-to-maturity securities	—	—	77,990	155,980	91,950	—	325,920
Advances to customers	1,117,572	2,120,422	1,441,380	3,681,603	4,932,673	56,362	13,350,012
Liabilities							
Deposits and balances of banks and financial institutions	26,147	1,140,961	—	—	—	—	1,167,108
Deposits from customers	4,519,262	15,621,178	1,172,908	128,869	—	—	21,442,217

Note: The maturity profile is based on the remaining period to the contractual maturity date as at the balance sheet date. According to the guidelines of Hong Kong Monetary Authority, undated advances mean overdue advances, including performing loans that are classified as overdue for technical reasons, for more than one month.

31. Subsequent Accounts

No audited accounts have been prepared for CFB or any of its subsidiaries in respect of any period subsequent to 31 December 2002.

Yours faithfully,
Deloitte Touche Tohmatsu
Certified Public Accountants
Hong Kong

The following information is disclosed as part of the accompanying information to the Accountants' Report and does not form part thereof. It is prepared in accordance with the guideline on "Financial Disclosure by Locally Incorporated Authorized Institutions" under the Supervisory Policy Manual issued by the HKMA in November 2002.

1. Capital adequacy and liquidity ratios

	2000	2001	2002
	%	%	%
Capital adequacy ratio as at 31 December	26.81	30.00	26.62
Average liquidity ratio for the year	62.89	56.66	60.43

The capital adequacy ratio and the average liquidity ratio for the Relevant Periods are computed on a consolidated basis covering the Bank and certain of its subsidiary companies as specified by the HKMA, and are in accordance with the Third Schedule and the Fourth Schedule of the Banking Ordinance respectively.

The components of the total capital base after deductions as reported under Part I of the Capital Adequacy Return (MA(BS)3) are as follows:

	2000	2001	2002
	HK$'000	HK$'000	HK$'000
Core capital			
Paid up ordinary share capital	1,650,000	2,500,000	2,500,000
Reserves	1,282,358	787,730	837,993
Profit and loss	387,392	232,965	253,600
	3,319,750	3,520,695	3,591,593
Eligible supplementary capital			
Reserves on revaluation of land	109,649	109,649	109,649
General provisions for doubtful debts	123,820	123,820	124,210
	233,469	233,469	233,859
Total capital base before deductions	3,553,219	3,754,164	3,825,452
Deductions from capital base			
Shareholdings in subsidiary companies	59,535	60,107	60,107
Exposures to connected companies	130,040	198,540	189,945
Equity investments in non-subsidiary companies	24,750	1,000	1,000
Total deductions	214,325	259,647	251,052
Total capital base after deductions	3,338,894	3,494,517	3,574,400

2. Segmental information

a. By geographical area

The information concerning geographical analysis has been classified by the location of the principal operations of the subsidiary companies, or in the case of the authorised institution itself, of the location of the branch responsible for reporting the results or booking the assets.

	THE CFB GROUP 2000				
	Total operating income	Profit before taxation	Total assets	Total liabilities	Total contingent liabilities and commitments
	HK$'000	HK$'000 (restated)	HK$'000 (restated)	HK$'000 (restated)	HK$'000
Hong Kong	965,201	496,494	26,907,144	20,250,079	2,731,627
Luxembourg	10,115	6,763	796,025	1,309,018	—
U.S.A.	16,069	7,873	349,623	2,579,169	28,028
Group total	991,385	511,130	28,052,792	24,138,266	2,759,655

	THE CFB GROUP 2001				
	Total operating income	Profit before taxation	Total assets	Total liabilities	Total contingent liabilities and commitments
	HK$'000	HK$'000 (restated)	HK$'000 (restated)	HK$'000 (restated)	HK$'000
Hong Kong	671,407	249,628	26,272,276	19,353,413	2,988,344
Luxembourg	7,636	4,428	584,429	1,211,487	—
U.S.A.	14,922	6,574	368,901	2,796,744	28,176
Group total	693,965	260,630	27,225,606	23,361,644	3,016,520

	THE CFB GROUP				
	2002				
	Total operating income	Profit before taxation	Total assets	Total liabilities	Total contingent liabilities and commitments
	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000
Hong Kong	629,230	245,953	27,276,592	20,321,819	3,365,672
Luxembourg	4,276	780	99,153	777,942	—
U.S.A.	13,729	5,010	381,652	2,717,066	28,121
Group total	647,235	251,743	27,757,397	23,816,827	3,393,793

b. ***By class of business***

	THE CFB GROUP		
	Profit before taxation		
	2000	2001	2002
	HK$'000 (restated)	HK$'000 (restated)	HK$'000
Commercial and retail banking	485,824	248,922	240,443
Securities business	16,742	5,408	4,936
Other business	8,564	6,300	6,364
Group total	511,130	260,630	251,743

Commercial and retail banking business mainly comprises commercial and residential mortgage loans and advances to customers, loans and advances to banks, bills transactions, foreign exchange, investments and deposit-taking.

Securities business comprises share dealing and futures trading.

Other business comprises property investment, property agency and provision of trustee services.

3. Advances to customers

Advances to customers by industry sectors are categorised as follows according to the industry sectors in which the customers predominately operate and are stated gross of any provisions.

	GROSS ADVANCES TO CUSTOMERS					
	THE CFB GROUP			THE BANK		
	Year ended 31 December			Year ended 31 December		
	2000	2001	2002	2000	2001	2002
	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000
Loans for use in Hong Kong						
Industrial, commercial and financial						
- Property development	30,197	105,745	334,517	30,197	105,745	334,517
- Property investment	2,118,572	2,187,794	2,169,179	2,118,572	2,187,794	2,169,179
- Financial concerns	76,292	79,905	70,855	76,292	79,905	70,855
- Stockbrokers	7,168	7,652	801	7,168	7,652	801
- Wholesale and retail trade	1,042,852	947,435	942,499	1,042,235	947,435	942,499
- Manufacturing	624,623	628,518	623,376	624,623	628,108	623,226
- Transport and transport equipment	72,327	102,985	512,093	72,327	101,546	511,311
- Others	1,611,631	1,365,790	1,520,426	1,611,527	1,365,790	1,520,426
	5,583,662	5,425,824	6,173,746	5,582,941	5,423,975	6,172,814
Individuals						
- Loans for the purchase of flats in the Home Ownership Scheme and Private Sector Participation Scheme	645,111	1,741,528	1,599,469	645,111	1,741,528	1,599,469
- Loans for the purchase of other residential properties	4,100,408	3,612,737	3,150,522	4,100,408	3,612,737	3,150,522
- Credit Card Advances	—	22,847	41,981	—	22,847	41,981
- Others	1,041,427	959,716	890,256	1,040,649	959,716	890,256
	5,786,946	6,336,828	5,682,228	5,786,168	6,336,828	5,682,228
Trade finance	803,076	741,282	947,256	803,076	741,282	947,256
Loans for use outside Hong Kong	201,405	244,845	547,714	201,405	244,845	547,714
	12,375,089	12,748,779	13,350,944	12,373,590	12,746,930	13,350,012

The loan borrowers are predominately located in Hong Kong.

4. Currency risk

Foreign currency exposures arising from non-trading and structural position which constitute 10% or more of the total net position in all foreign currencies are as follows:

	THE CFB GROUP				
	2000	2001		2002	
	US$	US$	EUR	US$	EUR
Equivalent in thousands of HK$					
Spot assets	13,987,233	13,498,864	610,523	13,206,082	912,092
Spot liabilities	(13,877,703)	(14,138,026)	(637,943)	(13,529,723)	(967,846)
Forward purchases	151,059	828,034	10,805	9,105,841	46,680
Forward sales	(214,089)	(111,115)	(8,354)	(8,678,477)	(6,788)
Net long (short) position	46,500	77,757	(24,969)	103,723	(15,862)
Net structural position	112,517	(50,887)	23,073	(52,271)	15,674

No figure has been shown for the EURO foreign currency for the year ended 31 December 2000, as its exposure arising from non-trading and structural position did not constitute 10% or more of the total net position in all foreign currencies of that year.

5. Overdue and rescheduled loans and advances

The gross amount of overdue and rescheduled loans and advances is analysed as follows:

THE CFB GROUP

	2000		2001		2002	
	Gross amount of advances	Percentage to total advances	Gross amount of advances	Percentage to total advances	Gross amount of advances	Percentage to total advances
	HK$'000	%	HK$'000	%	HK$'000	%
Advances overdue for						
- six months or less but over three months	70,360	0.57	53,483	0.42	87,861	0.66
- one year or less but over six months	95,324	0.77	82,265	0.65	54,512	0.41
- over one year	50,442	0.41	92,051	0.72	113,404	0.85
	216,126	1.75	227,799	1.79	255,777	1.92
Rescheduled advances	9,638	0.08	37,071	0.29	544	—
	225,764	1.83	264,870	2.08	256,321	1.92

THE BANK

	2000		2001		2002	
	Gross amount of advances	Percentage to total advances	Gross amount of advances	Percentage to total advances	Gross amount of advances	Percentage to total advances
	HK$'000	%	HK$'000	%	HK$'000	%
Advances overdue for						
- six months or less but over three months	70,360	0.57	53,483	0.42	87,861	0.66
- one year or less but over six months	95,324	0.77	82,265	0.65	54,512	0.41
- over one year	50,353	0.41	92,051	0.72	113,404	0.85
	216,037	1.75	227,799	1.79	255,777	1.92
Rescheduled advances	9,638	0.08	37,071	0.29	544	—
	225,675	1.83	264,870	2.08	256,321	1.92

The value of the security and specific provision of the overdue advances of the CFB Group is analysed as follows:

	2000				
Overdue Advances	Outstanding loan amount	Market value of security	Secured amount	Unsecured amount	Specific provisions
	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000
Customers	216,126	170,643	149,850	66,276	53,242

	2001				
Overdue Advances	Outstanding loan amount	Market value of security	Secured amount	Unsecured amount	Specific provisions
	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000
Customers	227,799	164,191	152,946	74,853	57,403

	2002				
Overdue Advances	Outstanding loan amount	Market value of security	Secured amount	Unsecured amount	Specific provisions
	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000
Customers	255,777	175,727	167,515	88,262	63,172

Reconciliation of overdue and rescheduled advances to non-performing advances which are advances on which interest is being placed in suspense or on which interest accrual has ceased is as follows:

	THE CFB GROUP			THE BANK		
	Year ended 31 December			Year ended 31 December		
	2000	2001	2002	2000	2001	2002
	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000
Advances overdue for more than three months	216,126	227,799	255,777	216,037	227,799	255,777
Rescheduled advances	9,638	37,071	544	9,638	37,071	544
Less: Advances overdue for more than three months and on which interest is still being accrued	(21,547)	(16,796)	(7,628)	(21,547)	(16,796)	(7,628)
Add: Advances overdue for three months or less or not yet overdue and on which interest is being placed in suspense or on which interest accrual has ceased	181,333	132,637	133,955	181,333	132,637	133,955
Total non-performing advances	385,550	380,711	382,648	385,461	380,711	382,648

There are no repossessed assets held by the CFB Group or the Bank at the balance sheet date.

6. Risk management

The Board of Directors has the overall responsibility for the management of the Bank. In the delivery of its responsibility, the Board has established various committees to manage, monitor and control different type of risks. The Board or the relevant committees would review and approve policies and procedures for the identification, measurement, control and monitoring of both financial and non-financial risks. Such policies and procedures are reviewed by the relevant committees or senior management on a regular basis.

The Audit Committee, comprising non-executive directors, convenes regular meetings to ensure compliance with accounting standards, legal requirements and bank policies and procedures. The Internal Audit Department, which reports directly to the Audit Committee, performs regular audits to ensure compliance with policies, guidelines and limits.

The Executive Committee, comprising executive directors and senior advisors of the Bank, has been delegated the authority to oversee and guide the management in the control of different types of risks. The Executive Committee meets at least once a month.

The Management Committee, comprising executive directors and senior management, convenes regular meetings to monitor and control various risks, including credit, liquidity, operational, interest rate, foreign exchange and market risks arising from on-balance sheet and off-balance sheet activities.

The Large Loan Committee and Credit Committee, both comprising executive directors and senior management, convene regular meetings to monitor and control all credit-related risks. Both committees have the authority to approve credit within their respective credit limits.

The Problem Loan Committee, comprising executive directors and senior management, convenes regular meetings to review and monitor all problem loan accounts on an individual basis and decides on the appropriate actions in each case.

The Asset and Liability Management Committee, comprising executive directors and senior management, convenes regular meetings to monitor and control market risk, liquidity risk, interest rate risk, foreign exchange risk, and funding requirements.

Market risk

Market risk is defined as the risk of losses in on and off-balance sheet positions arising from adverse movements in market rates or price.

In the ordinary course of business, the Bank enters into various types of financial instruments, mainly forward exchange contracts and interest rate swap contracts. These contracts are entered into for hedging of customers-driven forward exchange position and interest rate risk exposure in funding management. The market risk exposure of the Bank is not material and the Bank is exempted from the maintenance of adequate capital against market risk under the de Minimis Criteria.

Credit risk

Credit risk arising from customers is closely monitored by Credit Committee, Large Loan Committee and Management Committee.

Special attention is paid to the management of problem loans by Problem Loan Committee.

All application for lines of credit need the approval of Credit Committee, with duties of initial assessment of the borrower delegated to officers at the appropriate levels. For application for lines of credit of substantial amounts, approval from Large Loan Committee is required. Credit risks are kept to a minimum through the application of an effective credit policy and the use of collaterals and guarantees.

A thorough credit review on every advance to customer is carried out at least once a year, while more frequent monitoring on problem loans is performed throughout the year. Such a credit review procedure excludes standalone mortgage loans. Every advance to customer is classified according to a comprehensive credit rating system, with factors including financial condition of the borrower and repayment history taken into account.

Credit risk arising from money market, foreign exchange and capital market counterparts is controlled by respective credit facilities granted and approved by the Asset and Liability Management Committee.

Liquidity risk

Statutory liquidity ratio, mismatch ratio and loan-to-deposit ratio are regularly reviewed by the Asset and Liability Management Committee to control liquidity.

Interest rate risk

Interest rate exposures are managed by the Asset and Liability Management Committee and is governed by strict internal guidelines. Positions are hedging in nature with limited short-term mismatch.

Foreign exchange risk

Foreign exchange risk is controlled by imposing specific limits, such as day-trade position limit, overnight position limit, dealing limits for individual dealers and cut-loss limit, on trading activities.

7. Cross-border claims

The geographical disclosure of cross-border claims by types of counterparties which constitute 10% or more of the aggregate cross-border claims as at 31 December 2000 are as follows:

	THE CFB GROUP		
	Banks and other financial institutions	Others	Total
	HK$'000	HK$'000	HK$'000
1. Western Europe — Germany	2,204,000	—	2,204,000
2. Western Europe — United Kingdom	2,074,000	—	2,074,000
3. Asia Pacific — Japan	1,497,000	—	1,497,000
	5,775,000	—	5,775,000

The geographical disclosure of cross-border claims by types of counterparties which constitute 10% or more of the aggregate cross-border claims as at 31 December 2001 are as follows:

	THE CFB GROUP		
	Banks and other financial institutions	Others	Total
	HK$'000	HK$'000	HK$'000
1. Western Europe — Germany	2,296,000	—	2,296,000
2. Western Europe — United Kingdom	2,143,000	—	2,143,000
3. Asia Pacific — Japan	1,806,000	—	1,806,000
	6,245,000	—	6,245,000

The geographical disclosure of cross-border claims by types of counterparties which constitute 10% or more of the aggregate cross-border claims as at 31 December 2002 are as follows:

	THE CFB GROUP		
	Banks and other financial institutions	Others	Total
	HK$'000	HK$'000	HK$'000
1. Western Europe — Germany	2,893,544	1,240	2,894,784
2. Western Europe — United Kingdom	1,766,674	62,214	1,828,888
	4,660,218	63,454	4,723,672

8. Other overdue assets

Apart from overdue advances, there are no other assets overdue for more than three months at the balance sheet date.

9. Corporate governance

The Bank has fully complied with the requirements set out in the guideline on "Corporate Governance of Locally Incorporated Authorized Institutions" issued by the Hong Kong Monetary Authority.

1. UNAUDITED INTERIM RESULTS OF THE CFB GROUP

The following is the full text of the unaudited consolidated interim results of the CFB Group for the six-month period ended 30 June 2003:

UNAUDITED CONSOLIDATED INCOME STATEMENT FOR THE SIX MONTHS ENDED 30 JUNE 2003

	Note	2003	2002
		HK$'000	HK$'000 (restated)
Interest income		371,186	409,092
Interest expense		(133,679)	(171,226)
Net interest income		237,507	237,866
Commission income		62,527	56,294
Commission expense		(1,881)	(2,088)
Net commission income		60,646	54,206
Other operating income		43,401	27,630
Operating income		341,554	319,702
Operating expenses	1	(177,199)	(183,760)
Operating profit before provisions		164,355	135,942
Charge for bad and doubtful debts			
- specific provision		(29,920)	(10,418)
- general provision		—	—
Loss on disposal of fixed assets		(11,556)	(1,178)
Profit from operations		122,879	124,346
Net share of results of jointly controlled entities		(2,687)	—
Profit before taxation		120,192	124,346
Taxation - Hong Kong		(25,294)	(23,152)
Taxation - Overseas		(403)	(654)
Profit attributable to the shareholders		94,495	100,540
Appropriation:			
Proposed interim dividend of Nil (2002: HK$1.40) per share on 25,000,000 shares (2002: 25,000,000 shares)		—	35,000

Note: The same accounting policies adopted in the 2002 annual accounts have been applied in the preparation of the interim result except that with effect from 1 January 2003, the CFB Group adopted the Statement of Standard Accounting Practice 12 (Revised) "Income Taxes". In prior years, the accounting standard required that deferred tax liabilities were provided using the liability method in respect of the taxation effect arising from all material timing differences between the accounting and tax treatment of income and expenditure, which were expected with reasonably probability to crystallise in the foreseeable future. Deferred tax assets were not recognised unless their realisation was assured beyond reasonable doubt.

Under the new accounting policy, profits tax for the period comprises current and deferred tax. Deferred tax assets and liabilities arise from deductible and taxable temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the tax bases. Deferred tax assets also arise from unused tax credits. All deferred tax liabilities and all deferred tax assets are recognised, to the extent that it is probable that future taxable profits will be available against which the asset can be utilised, except on the initial recognition of assets or liabilities that affect neither accounting nor taxable profit.

The changes have been applied retrospectively, resulting in prior period adjustments with the opening balance of shareholders' funds as at 1 January 2002 and 1 January 2003 decreasing by HK$39,410,000 and HK$31,960,000, respectively. The comparative figure in respect of deferred taxation charged to profit and loss account for the six months ended 30 June 2002 has been restated by an additional charge of HK$856,000.

(1) **Operating Expenses**

	30 June 2003 HK$'000	30 June 2002 HK$'000
Staff costs	91,106	101,944
Premises and equipment		
Rental of premises under operating leases	11,504	7,745
Depreciation	26,016	24,973
Other expenses	17,640	14,887
Others	30,933	34,211
	177,199	183,760

UNAUDITED CONSOLIDATED BALANCE SHEET

	30 June 2003 HK$'000	31 December 2002 HK$'000 (restated)
ASSETS		
Cash and short-term funds	8,910,633	9,959,167
Placements with banks and financial institutions maturing between one and twelve months	2,101,781	3,166,619
Certificates of deposit held	30,000	127,990
Bills receivable	178,489	157,253
Advances to customers and other accounts	13,606,719	13,347,673
Interests in jointly controlled entities	33,887	36,575
Investments in securities	326,952	319,946
Fixed assets	625,156	663,676
TOTAL ASSETS	25,813,617	27,778,899
LIABILITIES		
Deposits and balances of banks and financial institutions	1,098,735	1,167,108
Deposits from customers		
Demand and current	1,101,662	1,063,898
Savings	3,035,381	2,892,979
Time, call and notice	16,234,886	18,247,677
Bills payable	148,740	185,566
Other accounts and provisions	260,518	313,061
TOTAL LIABILITIES	21,879,922	23,870,289
CAPITAL RESOURCES		
Share capital	2,500,000	2,500,000
Reserves		
General reserve	750,000	750,000
Property and investment property revaluation reserves	181,615	183,021
Dividend reserve	—	68,000
Other reserves	44,000	15,000
Retained profits	458,080	392,589
SHAREHOLDERS' FUNDS	3,933,695	3,908,610
TOTAL LIABILITIES AND CAPITAL RESOURCES	25,813,617	27,778,899

UNAUDITED SUPPLEMENTAL FINANCIAL INFORMATION

ADVANCES TO CUSTOMERS AND OTHER ACCOUNTS

a. Advances to customers and other accounts are as follows:

	30 June 2003 HK$'000	31 December 2002 HK$'000
Advances to customers	13,682,016	13,350,944
Less:		
Provision for bad and doubtful debts		
- General	119,866	124,210
- Specific	95,566	63,465
	13,466,584	13,163,269
Accrued interest	39,776	43,363
Other accounts	100,359	141,041
	13,606,719	13,347,673

b. Details of advances to customers on which interest is being placed in suspense or has ceased to be accrued are as follows:

	30 June 2003 HK$'000	31 December 2002 HK$'000
Gross advances	328,917	382,648
Less: Specific provision	90,183	62,874
	238,734	319,774
Percentage of such advances to total advances	2.4%	2.9%
Suspended interest	1,897	1,689

In May 2003, the CFB Group revised the interest suspension policy from ceasing to accrue interest on loans that are overdue for more than 60 days to 90 days in compliance with the HKMA requirements.

c. Advances to customers by industry sectors are categorised as follows according to the industry sectors in which the customers predominately operate and are stated gross of any provisions.

	30 June 2003	31 December 2002
	HK$'000	HK$'000
Loans for use in Hong Kong industrial, commercial and financial		
- Property development	616,750	334,517
- Property investment	2,147,870	2,169,179
- Financial concerns	70,750	70,855
- Stockbrokers	775	801
- Wholesale and retail trade	929,166	942,499
- Manufacturing	682,665	623,376
- Transport and transport equipment	493,822	512,093
- Others	1,719,209	1,520,426
	6,661,007	6,173,746
Individuals		
- Loans for the purchase of flats in the Home Ownership Scheme and Private Sector Participation Scheme	1,505,531	1,599,469
- Loans for the purchase of other residential properties	2,946,292	3,150,522
- Credit card advances	38,399	41,981
- Others	876,553	890,256
	5,366,775	5,682,228
Trade finance	1,052,763	947,256
Loans for use outside Hong Kong	601,471	547,714
	13,682,016	13,350,944

The loan borrowers are predominately located in Hong Kong.

OVERDUE AND RESCHEDULED LOANS AND ADVANCES

a. The gross amount of overdue and rescheduled advances is analysed as follows:

	30 June 2003		31 December 2002	
	HK$'000	% of total advances	HK$'000	% of total advances
Gross advances overdue for:				
Six months or less but over three months	45,653	0.33%	87,861	0.66%
One year or less but over six months	65,509	0.48%	54,512	0.41%
Over one year	130,294	0.95%	113,404	0.85%
	241,456	1.76%	255,777	1.92%
Rescheduled advances	26,067	0.19%	544	0.00%
	267,523	1.96%	256,321	1.92%

The amounts shown are net of any interest that has been capitalised but accrued to a suspense account.

b. The value of the security and specific provision of the above overdue advances is analysed as follows:

Customer Advances	30 June 2003	31 December 2002
	HK$'000	HK$'000
Outstanding loan amount	241,456	255,777
Market value of security	156,035	175,727
Secured amount	135,110	167,515
Unsecured amount	106,346	88,262
Specific provision	86,290	63,172

Advances continued to be reported as such after assets held as collateral have been repossessed. The repossessed assets are recorded at fair market value and provisions are made if there is any subsequent deterioration in value.

Repossessed assets held by the CFB Group as at 30 June 2003 amounted to HK$61,719,050 (2002: HK$63,720,000).

c. Reconciliation of overdue and rescheduled advances to non-performing advances which are advances on which interest is being placed in suspense or on which interest accrual has ceased is as follows:

	30 June 2003	31 December 2002
	HK$'000	HK$'000
Advances overdue for more than three months	241,456	255,777
Rescheduled advances	26,067	544
Less: Advances overdue for more than three months and on which interest is still being accrued	(8,845)	(7,628)
Add: Advances overdue for three months or less or not yet overdue and on which interest is being placed in suspense or on which interest accrual has ceased	70,239	133,955
Total non-performing advances	328,917	382,648

OFF-BALANCE-SHEET EXPOSURES

a. Contingent liabilities and commitments

The following is a summary of the contractual amounts of each significant class of contingent liabilities and commitments:

	30 June 2003	31 December 2002
	HK$'000	HK$'000
Direct credit substitutes	232,664	296,898
Transaction-related contingencies	30,453	26,265
Trade-related contingencies	504,987	553,540
Other commitments:		
With an original maturity of under one year or which are unconditionally cancellable	1,904,471	1,989,643
With an original maturity of over one year	1,048,934	527,447
	3,721,509	3,393,793

b. Derivatives

The following is a summary of the notional amounts of each significant type of derivatives:

	30 June 2003			31 December 2002		
	Hedging	Trading	Total	Hedging	Trading	Total
	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000
Forward exchange rate contracts	4,320,643	—	4,320,643	18,049,667	—	18,049,667
Exchange rate option contracts	286,918	—	286,918	155,979	—	155,979
Interest rate swap contracts	353,468	—	353,468	353,468	—	353,468
Equity option contracts	52,439	—	52,439	51,819	—	51,819
	5,013,468	—	5,013,468	18,610,933	—	18,610,933

Note: Out of the HK$18,049,667,000 forward exchange rate contracts at December 31, 2002, HK$17,173,000,000 was related to customer-initiated positions which have been fully hedged by the Bank.

Notional amounts shown above indicate the volume of transactions outstanding; they do not represent amounts at risk.

The replacement costs and credit risk weighted amounts of the above off-balance-sheet exposures are as follows.

	30 June 2003		31 December 2002	
	Replacement cost	Credit risk weighted amount	Replacement cost	Credit risk weighted amount
	HK$'000	HK$'000	HK$'000	HK$'000
Contingent liabilities and commitments	—	870,896	—	675,227
Forward exchange rate contracts	7,932	16,585	14,874	68,155
Exchange rate option contracts	—	1,435	—	781
Interest rate swap contracts	4,656	1,382	3,034	1,058
Equity option contracts	—	1,573	—	1,555
	12,588	891,871	17,908	746,776

These amounts do not take into account the effects of bilateral netting arrangements.

Replacement cost of contracts represents the mark-to-market assets on all contracts with a positive value. Replacement cost is a close approximation of the credit risk for these contracts as at the balance sheet date.

The credit risk weighted amounts are the amounts which have been calculated in accordance with the Third Schedule of the Banking Ordinance and guidelines issued by the HKMA. The amounts calculated are dependent upon the status of the counter party and the maturity characteristics of each type of contracts.

CAPITAL ADEQUACY AND LIQUIDITY RATIO

	30 June 2003	31 December 2002
	%	%
Capital adequacy ratio	26.94	26.62

	30 June 2003	30 June 2002
	%	%
Average liquidity ratio (January to June)	55.34	60.00

The capital adequacy ratio and the average liquidity ratio are computed in accordance with the Third Schedule and the Fourth Schedule of the Banking Ordinance respectively.

The components of the total capital base after deductions as reported under Part I of the Capital Adequacy Return (MA(BS)3) are as follows:

	30 June 2003	31 December 2002
	HK$'000	HK$'000
Core Capital		
Paid up ordinary share capital	2,500,000	2,500,000
Reserves	1,103,074	837,993
Profit and loss	97,375	253,600
	3,700,449	3,591,593
Eligible supplementary capital		
Reserves on revaluation of land	91,688	109,649
General provisions for doubtful debts	119,866	124,210
	211,554	233,859
Total capital base before deductions	3,912,003	3,825,452
Deductions from capital base		
Shareholdings in subsidiary companies	60,107	60,107
Exposures to connected companies	182,029	189,945
Equity investments in non-subsidiary companies	1,000	1,000
Total deductions	243,136	251,052
Total capital base after deductions	3,668,867	3,574,400

CURRENCY RISK

Foreign currency exposures arising from non-trading and structural position which constitute 10% or more of the total net position in all foreign currencies are as follows:

	30 June 2003		31 December 2002	
	US$	EUR	US$	EUR
Equivalent in thousand of HK$				
Spot assets	11,722,389	881,674	13,206,082	912,092
Spot liabilities	(12,495,546)	(937,517)	(13,529,723)	(967,846)
Forward purchases	2,525,485	67,252	9,105,841	46,680
Forward sales	(1,689,710)	(23,460)	(8,678,477)	(6,788)
Net long position	62,618	(12,051)	103,723	(15,862)
Net structural position	(52,569)	14,279	(52,271)	15,674

CROSS-BORDER CLAIMS

The geographical disclosure of cross-border claims by types of counterparties which constitute 10% or more of the aggregate cross-border claims, after taking into account the transfer of risk, as at 30 June 2003 are as follows:

	30 June 2003			31 December 2002		
	Banks and other Financial institution	Others	Total	Banks and other Financial institution	Others	Total
	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000
Western Europe-Germany	2,283,741	3,322	2,287,063	2,893,544	1,240	2,894,784
Western Europe-United Kingdom	1,217,063	114,866	1,331,929	1,766,674	62,214	1,828,888
Western Europe-France	1,018,293	877	1,019,170	—	—	—
	4,519,097	119,065	4,638,162	4,660,218	63,454	4,723,672

REVIEW OF OPERATIONS

Net profit for the six months ended 30 June 2003 was HK$94.5 million, down 6.0% from the same period of 2002 (HK$100.5 million). Net commission income and other operating income combined has increased by HK$22.2 million or 27.1%. The increase was mainly due to the increase in fee and commission income from the retail and private banking products and the reversal of certain unnecessary provisions. Operating expenses decreased by HK$6.6 million, or 3.6%. The decrease was mainly due to the decrease in staff costs. However, the increase in operating profit before provisions was offset by an increase in specific provisions of HK$19.5 million, or 187.2%, and the HK$11.5 million of loss on disposal of fixed assets. The increase in specific provisions was due to the downgrading of classified loans and the declining value of property collateral.

STATEMENT OF COMPLIANCE

The Group's 2003 Interim Financial Disclosure has complied with the Supervisory Policy Manual FD-2 "Interim Financial Disclosure by Locally Incorporated Authorised Institutions" as set out by the HKMA in November 2002.

The following management discussion and analysis of the financial performance of the CFB Group for 2002 was prepared based on the chairman's statement in CFB's 2002 annual report and CFB's audited financial statements for the year ended 31 December 2002.

2. MANAGEMENT DISCUSSION AND ANALYSIS OF THE CFB GROUP FOR 2002

It was a challenging year for the world economy, with a host of large corporate bankruptcies and accounting scandals, coupled with threats of terrorism and the imminent war between the US and Iraq. Amid unfavorable economic factors, it is encouraging to see that Hong Kong recorded real GDP growth of 1.2 percent in the first three quarters of 2002, mainly attributable to the strong growth in external trade and inbound tourism which more than offset shrinking investment and consumer spending.

However, the banking environment remained tough in 2002. US interest rates sank to a four-decade low of 1.25 percent after the 12th rate cut since the beginning of 2001. Due to the linkage of Hong Kong dollar to US dollar, local banks cut their best lending rate to 5.0 percent, and their savings deposit rate by almost the same magnitude to an historical low of 0.01 percent. Local inter-bank interest rates were at times volatile on news concerning Hong Kong's growing fiscal deficit.

Profit margins continued to narrow as banks competed intensely for quality mortgages and corporate financing. The continued decline in the property market resulted in an increasing number of negative equity homeowners. High unemployment and record personal bankruptcies caused most banks to be more cautious towards consumer lending and to make relatively large charge-offs and provisions for bad debts, particularly in the credit card business.

In the face of fierce competition among banks, CFB did not relax its prudent banking practices yet managed to maintain its competitiveness. To improve customer service and promote retail-banking business, CFB expanded the premises of its Tsimshatsui East branch and Shamshuipo branch. To rationalize branch operations, the Causeway Bay Personal Financial Services Centre was integrated into CFB's Gloucester Road branch with effect from 1 February 2003. As part of CFB's business continuity planning, CFB established a computer back-up site which provides real-time back up to CFB's major computer systems to ensure continuity of CFB's banking services in emergency situations.

To capitalize on the opportunities arising from China's entry into the World Trade Organization, CFB established a representative office in Shanghai on 22 July 2002 as the first step towards business expansion in China. The objective of CFB's Shanghai representative office is to enhance business relationships by providing CFB's customers with a wide range of consulting, liaison and market research services.

Anticipating the demand for wealth management services in a low interest rate environment, CFB introduced high-yield investment products such as dual currency deposits and equity-linked deposits, as well as a monthly securities investment plan that combines regular savings and investment. In addition, CFB markets a broad range of insurance products designed to meet different customer needs.

On the corporate front, CFB recorded better than market growth in its trade finance business and actively participated in syndicated lending for a number of leading Hong Kong companies. The total value of new loans committed was significantly higher than in 2001.

CFB's consolidated profit attributable to shareholders for the financial year ended 31 December 2002 was HK$207.2 million, a decrease of 6.3 percent as compared with 2001. CFB's operating income decreased by 6.7 percent to HK$647.2 million. Net interest income decreased 16.5 percent to HK$474.0 million due to shrinking interest spreads. Net interest margins fell from 2.11 percent to 1.77 percent as a result of continuous pricing pressure on mortgages and other corporate lending.

Net commission income increased by 20.6 percent to HK$113.4 million, mainly due to increases in commission income from the sale of private banking products, trade finance, insurance, and other bank charges. Other operating income rose 83.9 percent to HK$59.8 million due to increases in foreign exchange income. No loss on other investments was recorded in 2002.

CFB continued with its cost-containment programme during 2002. As a result, operating expenses decreased by 11.2 percent to HK$357.6 million, mainly due to reductions in staff costs.

During 2002, CFB terminated its defined benefit retirement plan and made arrangements to discharge all of CFB's obligations and liabilities under the plan. Employees who were members of the plan were offered a choice of receiving a 20 percent payment from the plan and transferring the remaining balance of the augmented benefit to the defined contribution scheme, or switching the entire augmented benefit to the defined contribution scheme.

Total loans outstanding increased by 4.7 percent to HK$13.4 billion, mainly due to increased lending in the areas of property development, trade finance, and loans for use in mainland China and the USA.

Customer deposits provide the primary source of funding for CFB. Customer deposits increased slightly by 0.5 percent to HK$22.2 billion. During the period under review, CFB launched retail-structured Certificates of Deposit totaling HK$100 million, which were well received by the market.

CFB's capital adequacy ratio and average liquidity ratio stood at 26.6 percent and 60.4 percent, respectively. CFB's loan to deposit ratio stood at 57.1 percent.

CFB continues to maintain a highly liquid balance sheet, with 47.7% of its total assets at 31 December 2002 (equivalent to HK$13.25 billion) being held in the form of inter-bank placements, certificates of deposit and highly liquid investments.

CFB's gearing ratio (calculated by dividing total assets by total shareholders' funds at the end of the year) remained at 7.0 times.

CFB's contingent liabilities mainly consisted of direct credit substitutes, and transaction and trade related contingencies. Such contingencies were incurred in the normal course of banking business. In addition, financial derivative products were mainly used for hedging purposes.

For the year under review, the level of non-performing loans decreased slightly from 3.0 percent to 2.9 percent of total loans. However, CFB has adopted a more prudent revenue recognition policy in which CFB ceases to accrue interest on advances that are overdue for more than two months. Charges for bad and doubtful loans increased 16.4 percent to HK$32.3 million due to an increase in overdue loans and a decrease in collateral values.

Looking ahead, the overall economy is expected to remain challenging and the economic recovery is dependent upon both the external and domestic fronts. CFB continues to proactively explore new business opportunities in a rapidly changing environment.

1. FINANCIAL SUMMARY FOR THE GROUP

The following is a summary of the audited consolidated results of the Group for each of the three financial years ended 31 December 2002.

	2002 (restated)	2001 (restated)	2000
Three Year summary For the Year (In HK$ million)			
Net interest income	1,472	1,517	1,659
Non-interest income	365	363	351
Operating expenses	(596)	(589)	(582)
Charge for bad and doubtful debts	(468)	(423)	(367)
Profit from ordinary activities before taxation	789	910	1,064
Taxation	(102)	(110)	(163)
Profit from ordinary activities after taxation	680	779	902
Minority interests	1	—	(1)
Profit attributable to Shareholders	681	779	901
Dividends for the year	534	358	358
Earnings per Share (In HK$) Basic and diluted	2.32	2.65	3.07

2. AUDITED CONSOLIDATED ACCOUNTS FOR THE GROUP

The following is the full text (except for page numbers which have been modified to refer to pages of this circular) of the audited consolidated accounts for the Group for the year ended 31 December 2002.

To the Shareholders of Wing Hang Bank, Limited
(Incorporated in Hong Kong with limited liability)

We have audited the accounts on pages 74 to 113 which have been prepared in accordance with accounting principles generally accepted in Hong Kong.

Respective Responsibilities of Directors and Auditors

The Hong Kong Companies Ordinance requires the Directors to prepare accounts which give a true and fair view. In preparing accounts which give a true and fair view, it is fundamental that appropriate accounting policies are selected and applied consistently, that judgements and estimates are made which are prudent and reasonable and that the reasons for any significant departure from applicable accounting standards are stated.

It is our responsibility to form an independent opinion, based on our audit, on those accounts and to report our opinion to you.

Basis of Opinion

We conducted our audit in accordance with Statements of Auditing Standards issued by the Hong Kong Society of Accountants. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the accounts. It also includes an assessment of the significant estimates and judgements made by the Directors in the preparation of the accounts, and of whether the accounting policies are appropriate to the Bank's and the Group's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance as to whether the accounts are free from material misstatement. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the accounts. We believe that our audit provides a reasonable basis for our opinion.

Opinion

In our opinion, the accounts give a true and fair view, of the state of affairs of the Bank and of the Group as at 31st December, 2002 and of the Group's profit and cash flows for the year then ended and have been properly prepared in accordance with the Hong Kong Companies Ordinance.

KPMG
Certified Public Accountants

Hong Kong, 13th March, 2003

Consolidated Profit and Loss Account

For the year ended 31st December, 2002

(Expressed in thousands of Hong Kong dollars)

	Notes	2002	2001 (restated)
Interest income	4(a)	2,260,276	3,275,342
Interest expense		(788,058)	(1,758,320)
Net interest income		1,472,218	1,517,022
Other operating income	4(b)	365,413	363,049
Operating income		1,837,631	1,880,071
Operating expenses	4(c)	(595,502)	(588,694)
Operating profit before provisions		1,242,129	1,291,377
Charge for bad and doubtful debts	17	(468,006)	(423,004)
Operating profit		774,123	868,373
(Losses)/gains on revaluation of investment properties and disposal of tangible fixed assets	5(a)	(15,169)	6,222
Profits on disposal of held-to-maturity and non-trading securities	5(b)	51,317	31,476
Provisions (made)/written back for held-to-maturity securities		(21,028)	4,367
Profit on ordinary activities		789,243	910,438
Share of net losses in associated companies		(7,847)	(21,229)
Profit before taxation		781,396	889,209
Taxation	6	(101,544)	(110,223)
Profit after taxation		679,852	778,986
Losses attributable to minority interests		895	7
Profit attributable to the shareholders	7 & 25	680,747	778,993
Dividends attributable to the year:			
Interim dividend paid during the year		108,580	108,569
Underprovision of final dividend in respect of previous year		25	20
Final dividend proposed after the balance sheet date		231,832	249,414
Special dividend proposed after the balance sheet date		193,683	—
	8	534,120	358,003
		HK$	HK$
Earnings per share			
Basic and diluted	11	2.32	2.65
Dividend per share			
Interim		0.37	0.37
Proposed final		0.79	0.85
Proposed special		0.66	—
		1.82	1.22

The notes on pages 79 to 113 form part of these accounts.

Consolidated Balance Sheet

As at 31st December, 2002

(Expressed in thousands of Hong Kong dollars)

	Notes	2002	2001 (restated)
ASSETS			
Cash and short-term funds	12	12,363,052	9,773,340
Placements with banks and other financial institutions maturing between one and twelve months	23	852,511	2,711,269
Trade bills less provisions	13	317,297	285,273
Certificates of deposit held	14 & 23	406,370	452,814
Trading securities	15	259,423	6,542
Advances to customers and other accounts less provisions	16(a)	34,469,824	35,658,856
Held-to-maturity and non-trading securities	18	7,072,587	4,838,496
Investments in associated companies	20	56,924	60,771
Tangible fixed assets	21	1,308,751	1,272,196
Goodwill	2(e)	1,454	2,035
Total assets		57,108,193	55,061,592
LIABILITIES			
Deposits and balances of banks and other financial institutions	23	422,060	412,980
Deposits from customers	22 & 23	45,302,367	45,697,763
Certificates of deposit issued	23	4,377,832	2,486,419
Other accounts and provisions		628,648	410,539
Total liabilities		50,730,907	49,007,701
CAPITAL RESOURCES			
Share capital	24	293,459	293,429
Reserves	25	6,062,842	5,738,582
Shareholders' funds		6,356,301	6,032,011
Minority interests		20,985	21,880
Total liabilities and capital resources		57,108,193	55,061,592

Patrick Y B Fung — *Chairman and Chief Executive*
Frank J Wang — *Director and Deputy Chief Executive*
Michael Y S Fung — *Director and General Manager*
Louis C W Ho — *Director and Secretary*

The notes on pages 79 to 113 form part of these accounts.

Balance Sheet

As at 31st December, 2002

(Expressed in thousands of Hong Kong dollars)

	Notes	2002	2001 (restated)
ASSETS			
Cash and short-term funds	12	11,881,540	9,447,215
Placements with banks and other financial institutions maturing between one and twelve months	23	769,157	2,622,528
Trade bills less provisions	13	252,695	249,276
Certificates of deposit held	14 & 23	399,960	452,814
Trading securities	15	252,597	—
Advances to customers and other accounts less provisions	16(a)	26,855,486	29,051,650
Amounts due from subsidiaries		3,293,696	2,665,402
Held-to-maturity and non-trading securities	18	6,776,575	4,190,439
Investments in subsidiaries	19	360,657	368,672
Investments in associated companies	20	86,000	82,000
Tangible fixed assets	21	1,009,087	976,819
Total assets		51,937,450	50,106,815
LIABILITIES			
Deposits and balances of banks and other financial institutions	23	410,025	408,841
Deposits from customers	22 & 23	33,256,063	33,863,501
Certificates of deposit issued	23	4,490,601	2,486,419
Other accounts and provisions		388,419	221,686
Amounts due to subsidiaries		8,268,378	8,200,317
Total liabilities		46,813,486	45,180,764
CAPITAL RESOURCES			
Share capital	24	293,459	293,429
Reserves	25	4,830,505	4,632,622
Shareholders' funds		5,123,964	4,926,051
Total liabilities and capital resources		51,937,450	50,106,815

Patrick Y B Fung — *Chairman and Chief Executive*
Frank J Wang — *Director and Deputy Chief Executive*
Michael Y S Fung — *Director and General Manager*
Louis C W Ho — *Director and Secretary*

The notes on pages 79 to 113 form part of these accounts.

Consolidated Statement of Change in Equity

For the year ended 31st December, 2002

(Expressed in thousands of Hong Kong dollars)

	Notes	2002	2001 (restated)
Shareholders' funds as at 1st January		6,045,301	5,665,781
Change in accounting policy on short-term employee benefits	3(c)	(13,290)	(11,772)
As restated		6,032,011	5,654,009
Realised loss/(profit) on disposal of non-trading securities	25	176	(26,023)
Unrealised profit/(loss) on revaluation of non-trading securities	25	655	(17,306)
Exchange adjustments	25	23	(36)
Net gains/(losses) not recognised in the profit and loss account		854	(43,365)
Profit attributable to the shareholders	25	680,747	778,993
Dividends paid	25	(358,019)	(357,982)
Proceeds on shares issued under share option scheme		708	356
Shareholders' funds as at 31st December		6,356,301	6,032,011

The notes on pages 79 to 113 form part of these accounts.

Consolidated Cash Flow Statement

For the year ended 31st December, 2002

(Expressed in thousands of Hong Kong dollars)

	Note	2002	2001 (restated)
Net cash inflow from operating activities	27	4,400,320	836,194
Investing activities			
Purchase of held-to-maturity and non-trading securities		(7,161,587)	(3,733,181)
Sale and redemption of held-to-maturity and non-trading securities		4,958,616	1,218,303
Investment in a subsidiary		—	(3,015)
Investment in an associated company		—	(35,000)
Loan to an associated company		(4,000)	(17,200)
Purchase of tangible fixed assets		(105,248)	(270,276)
Sale of tangible fixed assets		3,406	11,751
Net cash outflow from investing activities		(2,308,813)	(2,828,618)
Financing			
Issue of new shares under share option scheme		708	356
Ordinary dividends paid		(358,019)	(357,982)
Net cash outflow from financing activities		(357,311)	(357,626)
Increase/(decrease) in cash and cash equivalents		1,734,196	(2,350,050)
Cash and cash equivalents at 1st January		10,313,929	12,663,979
Cash and cash equivalents at 31st December		12,048,125	10,313,929
Analysis of the balances of cash and cash equivalents			
Cash and balances with banks and other financial institutions		460,926	561,996
Money at call and short notice		11,049,610	8,288,486
Treasury bills		247,218	77,659
Placements with banks and other financial institutions maturing between one and three months		290,371	1,385,788
		12,048,125	10,313,929

The notes on pages 79 to 113 form part of these accounts.

Notes to the Accounts
For the year ended 31st December, 2002
(Expressed in thousands of Hong Kong dollars)

1. Principal activities

The Bank and its subsidiaries are engaged in commercial banking and related financial services.

2. Principal accounting policies

(a) Statement of compliance

The accounts have been prepared in accordance with all applicable Statements of Standard Accounting Practice ("SSAP") and Interpretations issued by the Hong Kong Society of Accountants ("HKSA"), accounting principles generally accepted in Hong Kong and the requirements of the Hong Kong Companies Ordinance. These accounts also comply with the applicable disclosure provisions of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited and the module on "Financial Disclosure by Locally Incorporated Authorised Institutions" under the Supervisory Policy Manual issued by the Hong Kong Monetary Authority. A summary of the significant accounting policies adopted by the Group is set out below.

(b) Basis of preparation of the accounts

The measurement basis used in the preparation of the accounts is historical cost modified by the revaluation of certain properties and the marking to market of certain investment in securities and off-balance sheet financial instruments as explained in the accounting policies set out below.

(c) Investments in subsidiaries and controlled enterprises

A subsidiary, in accordance with the Hong Kong Companies Ordinance, is a company in which the Group, directly or indirectly, holds more than half of the issued share capital, or controls more than half of the voting power, or controls the composition of the Board of Directors. Subsidiaries are considered to be controlled if the Bank has the power, directly or indirectly, to govern the financial and operating policies, so as to obtain benefits from their activities.

An investment in a controlled subsidiary is consolidated into the consolidated accounts, unless it is acquired and held exclusively with a view to subsequent disposal in the near future or operates under severe long-term restrictions which significantly impair its ability to transfer funds to the Group, in which case, it is stated in the consolidated balance sheet at fair value with changes in fair value recognised in the investment revaluation reserve as they arise.

Intra-group balances and transactions, and any unrealised profits arising from intra-group transactions, are eliminated in full in preparing the consolidated accounts. Unrealised losses resulting from intra-group transactions are eliminated in the same way as unrealised gains, but only to the extent that there is no evidence of impairment.

In the Bank's balance sheet, an investment in a subsidiary is stated at cost less any impairment losses (note 2(o)), unless it is acquired and held exclusively with a view to subsequent disposal in the near future or operates under severe long-term restrictions which significantly impair its ability to transfer funds to the Bank, in which case, it is stated at fair value with changes in fair value recognised in the investment revaluation reserve as they arise.

(d) Associated companies

An associated company is an entity in which the Group or Bank has significant influence, but not control or joint control, over its management, including participation in the financial and operating policy decisions.

An investment in an associated company is accounted for in the consolidated accounts under the equity method and is initially recorded at cost and adjusted thereafter for the post acquisition change in the Group's share of the associated company's net assets, unless it is acquired and held exclusively with a view to subsequent disposal in the near future or operates under severe long-term restrictions that significantly impair its ability to transfer funds to the Bank, in which case it is stated at fair value with changes in fair value recognised in the investment revaluation reserve as they arise. The consolidated profit and loss account reflects the Group's share of the post-acquisition results of the associated companies for the year, including any amortisation of positive or negative goodwill charged or credited during the year in accordance with note 2(e).

Unrealised profits and losses resulting from transactions between the Group and its associated companies are eliminated to the extent of the Group's interest in the associated company, except where unrealised losses provide evidence of an impairment of the asset transferred, in which case they are recognised immediately in the profit and loss account.

In the Bank's balance sheet, its investments in associated companies are stated at cost less impairment losses (note 2(o)), unless it is acquired and held exclusively with a view to subsequent disposal in the near future or operates under severe long-term restrictions that significantly impair its ability to transfer funds to the Bank, in which case, it is stated at fair value with changes in fair value recognised in the investment revaluation reserve as they arise.

(e) Goodwill

Positive goodwill arising on consolidation represents the excess of the cost of the acquisition over the Group's share of the fair value of the identifiable assets and liabilities acquired. Positive goodwill is amortised to the consolidated profit and loss account on a straight-line basis over 10 years. In respect of controlled subsidiaries, positive goodwill is stated in the consolidated balance sheet at cost less any accumulated amortisation and any impairment losses (note 2(o)). In respect of acquisition of associated companies, the cost of positive goodwill less any accumulated amortisation and any impairment losses (note 2(o)) is included in the carrying amount of the investments in associated companies.

On disposal of a controlled subsidiary or an associated company during the year, any attributable amount of purchased goodwill not previously amortised through the consolidated profit and loss account is included in the calculation of the profit or loss on disposal.

(f) Advances and doubtful debts

(i) Advances to customers are measured at the cash consideration at the time of drawdown and are stated in the balance sheet after deducting provisions for estimated losses subsequently.

(ii) Amounts have been set aside as general provisions for doubtful debts, and in addition, specific provisions are made for non-performing loans following guidelines established by the Directors. When there is no longer any realistic prospect of recovery, the outstanding debt is written off.

(iii) All loans which are over 90 days past due, and which are not fully collateralised, are automatically classified as non-performing. Interest accrued on non-performing loans is not taken as income but credited to a suspense account, which is netted in the balance sheet against the appropriate balance sheet headings.

(iv) Repossessed assets are continued to be treated as securities for loans and advances. Provision has been made on the shortfall between the carrying amount of the loans and advances and the expected net sales proceeds from realisation of the repossessed assets.

(g) Interest and fees

Interest income and expense are accrued on a time-apportioned basis on the principal outstanding and at the rate applicable except in the case of interest on non-performing loans (note 2(f)(iii)). Interest income from dated debt securities intended to be held to maturity is recognised as it accrues, as adjusted by the amortisation of the premium or discount on acquisition, so as to achieve a constant rate of return over the period from the date of purchase to the date of maturity. Fee income and expense are recognised when earned or incurred, except where the fee is charged to cover the costs of a continuing service to, or risk borne for, the customer, or is interest in nature. In these cases, the fee is recognised on an appropriate basis over the relevant period.

(h) Deferred taxation

Deferred taxation is provided using the liability method in respect of the taxation effect arising from all material timing differences between the accounting and tax treatment of income and expenditure, which are expected with reasonable probability to crystallise in the foreseeable future.

Future deferred tax benefits are not recognised unless their realisation is assured beyond reasonable doubt.

(i) Translation of foreign currencies

Foreign currency transactions during the year are translated into Hong Kong dollars at the exchange rates ruling at the transaction dates. Monetary assets and liabilities denominated in foreign currencies are translated into Hong Kong dollars at the exchange rates ruling at the balance sheet date. Exchange gains and losses are dealt with in the profit and loss account.

The accounts of overseas branches and subsidiaries are translated into Hong Kong dollars at the average exchange rates for the year; balance sheet items are translated into Hong Kong dollars at the rates of exchanges ruling at the balance sheet date. The resulting exchange differences are dealt with as movements in reserves.

(j) Tangible fixed assets and depreciation

(i) In preparing these accounts, advantage has been taken of the transitional provisions set out in paragraph 80 of SSAP 17 "Property, Plant and Equipment" issued by the HKSA, with the effect that bank premises have not been revalued to fair value at the balance sheet date.

(ii) Equipment, comprising furniture, plant and other equipment, is stated at cost less depreciation calculated on a straight-line basis to write off the assets over their estimated useful lives, which are generally between 3 to 10 years.

(iii) No amortisation is provided on freehold land. Leasehold land is amortised in equal annual instalments over the remaining term of the lease. Buildings are amortised by equal instalments over the estimated useful lives which in no case exceed 50 years.

(iv) Investment properties are stated in the balance sheet at their open market values which are assessed annually by professional qualified valuers. Any surplus or deficit arising on revaluation is treated first as a movement in the investment property revaluation reserve and, to the extent that accumulated deficits exceed surpluses, subsequently as a charge to the profit and loss account.

(k) Investments in securities

(i) Dated debt securities that the Group and/or the Bank have the ability and intention to hold to maturity are classified as held-to-maturity securities. Held-to-maturity securities are stated in the balance sheet at amortised cost less any provisions for diminution in value.

The carrying amounts of held-to-maturity securities are reviewed as at the balance sheet date in order to assess the credit risk and whether the carrying amounts are expected to be recovered. Provisions are made when carrying amounts are not expected to be recovered and are recognised as an expense in the profit and loss account.

(ii) Trading securities are stated in the balance sheet at fair value. Changes in fair value are recognised in the profit and loss account as they arise.

(iii) Non-trading securities are stated in the balance sheet at fair value. Changes in the fair value are recognised in the investment revaluation reserve until the security is sold, collected, or otherwise disposed of, or until there is objective evidence that the security is impaired, at which time the relevant cumulative gain or loss is transferred from the investment revaluation reserve to the profit and loss account.

(iv) Transfers from the investment revaluation reserve to the profit and loss account as a result of impairments are reversed when the circumstances and events that led to the impairment cease to exist and there is persuasive evidence that the new circumstances and events will persist for the foreseeable future.

(v) Profits or losses on disposal of investments in securities are accounted for in the profit and loss account as they arise. In the case of non-trading securities, the profit or loss includes any amount previously held in the investment revaluation reserve in respect of that security.

(l) Finance and operating leases

Leases under which substantially all the risks and benefits of ownership are transferred to the lessees are classified as finance leases. Where the Group is a lessor under finance leases, an amount representing the net investment in the lease is included in the balance sheet as "Advances to customers". Finance income implicit in the lease payment is recognised as "Interest income" over the period of the leases in proportion to the funds invested. Hire purchase contracts having the characteristics of finance leases are accounted for in the same manner as finance leases.

Other leases are classified as operating leases. Where the Group is a lessor under operating leases, the leased assets are included in "Tangible fixed assets". Rentals receivable under operating leases are recognised as "Other operating income" in equal installments over the accounting period covered by the lease term.

(m) Off-balance sheet financial instruments

Off-balance sheet financial instruments arise from forward, swap and option transactions undertaken in the foreign exchange, interest rate and equity markets. The method of accounting for these instruments is dependent upon whether the transactions are undertaken for dealing purposes, to hedge risk, or as part of the management of asset and liability portfolios.

Derivatives carried in dealing portfolios are marked-to-market, and gains and losses are included in dealing profits or losses.

Derivatives used in balance sheet management to hedge open positions for specific assets or liabilities, are accounted for on an accruals basis, consistent with the underlying cash assets and liabilities held in these portfolios.

To qualify as a hedge, a derivative must be effective in reducing the price or interest rate risk of the asset or liability to which it is linked and be designed as a hedge at inception of the derivative contract.

Interest rate swap transactions undertaken as part of the management of asset and liability portfolios are separately identified and interest income or expense arising therefrom is netted off against the related interest income or expense on the on-balance sheet items which these transactions are hedging.

Any gain or loss on termination of hedging derivatives is deferred and amortised to the profit and loss account over the original life of the terminated contract. Where the underlying asset, liability or position is sold or terminated, the hedging derivative is immediately marked to market through the profit and loss account.

(n) Provisions and contingent liabilities

Provisions are recognised for liabilities of uncertain timing or amount when the Bank or Group has a legal or constructive obligation arising as a result of a past event, it is probable that an outflow of economic benefits will be required to settle the obligation and a reliable estimate can be made. Where the time value of money is material, provisions are stated at the present value of the expenditures expected to settle the obligation.

Where it is not probable that an outflow of economic benefits will be required, or the amount cannot be estimated reliably, the obligation is disclosed as a contingent liability, unless the probability of outflow of economic benefits is remote. Possible obligations, whose existence will only be confirmed by the occurrence or non-occurrence of one or more future events, are also disclosed as contingent liabilities unless the probability of outflow of economic benefits is remote.

(o) Impairment of assets

At each balance sheet date, if internal and external sources of information indicate that any property (other than investment properties), plant and equipment, investments (other than those accounted for as "trading securities" under Note 2(k)(ii)) or goodwill is impaired, the asset's recoverable amount is estimated, and an impairment loss is recognised in the profit and loss account whenever the carrying amount of an asset exceeds its recoverable amount.

The recoverable amount of an asset is the greater of its net selling price and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of time value of money and the risks specific to the asset. Where an asset does not generate cash inflows largely independent of those from other assets, the recoverable amount is determined for the smallest group of assets that generates cash inflows independently (i.e. a cash-generating unit).

In respect of assets other than goodwill, an impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss in respect of goodwill is reversed only if the loss was caused by a specific external event of an exceptional nature that is not expected to recur, and the increase in recoverable amount relates clearly to the reversal of the effect of that specific event.

A reversal of impairment losses is limited to the asset's carrying amount that would have been determined had no impairment loss been recognised in prior years. Reversals of impairment losses are credited to the profit and loss account in the year in which the reversals are recognised.

(p) *Related parties*

Parties are considered to be related to the Group if the Group has the ability, directly or indirectly, to control the party or exercise significant influence over the party in making financial and operating decisions, or vice versa, or where the Group and the party are subject to common control or common significant influence. Related parties may be individuals or entities.

(q) *Segment reporting*

A segment is a distinguishable component of the Group that is engaged either in providing products or services (business segment), or in providing products or services within a particular economic environment (geographical segment), which is subject to risks and rewards that are different from those of other segments.

The Group has chosen business segment information as the primary reporting format and geographical segment information as the secondary reporting format.

Segment revenue, expenses, results, assets and liabilities include items directly attributable to a segment as well as those that can be allocated on a reasonable basis to that segment. Segment revenue, expenses, assets and liabilities are determined before intra-group balances and intra-group transactions are eliminated as part of the consolidation process, except to the extent that such intra-group balances and transactions are between Group enterprises within a single segment. Inter-segment pricing is based on similar terms as those available to other external parties.

Segment capital expenditure is the total cost incurred during the year to acquire segment assets (both tangible and intangible) that are expected to be used for more than one year.

(r) *Cash equivalents*

Cash and cash equivalents comprise cash and balances with banks and other financial institutions, and short-term, highly liquid inter-bank placements and investments that are readily convertible into known amounts of cash and which are subject to an insignificant risk of changes in value, having been within three months of maturity at acquisition. Balances of banks and other financial institutions that are repayable on demand and form an integral part of the Group's cash management are also included as a component of cash and cash equivalents for the purpose of the cash flow statement.

(s) *Employee benefits*

(i) Salaries, annual bonuses, paid annual leave and the cost to the Group of non-monetary benefits are accrued in the year in which the associated services are rendered by employees of the Group.

(ii) Contributions to Mandatory Provident Funds as required under the Hong Kong Mandatory Provident Funds Scheme Ordinance are recognised as an expense in the profit and loss account when incurred.

(iii) When the Group grants employees options to acquire shares of the Bank, the consideration received are recognised as other accounts and provisions at the date of grant. When the options are exercised, shareholders' fund is increased by the amount of the proceeds and consideration received.

3. Adoption of new and revised SSAPS

The following new and revised SSAPs which became effective for accounting period beginning on or after 1st January 2002, were adopted for the preparation of these financial statements:

— SSAP 1 (revised), "Presentation of Financial Statements"

— SSAP 15 (revised), "Cash Flow Statements"

— SSAP 34, "Employee Benefits"

(a) SSAP 1 (revised), "Presentation of Financial Statements"

In order to comply with the requirements of SSAP 1 (revised), the Group adopts the new statement "Consolidated Statement of Changes in Equity" which replaces the "Consolidated Statement of Recognised Gains and Losses" previously prepared. This statement reconciles the movement of key components of the shareholders' fund, including share capital, reserves and unappropriated profit, from the beginning to the end of the financial period.

(b) SSAP 15 (revised), "Cash Flow Statements"

The format of the "Consolidated Cash Flow Statement" has been revised to follow the new requirements of SSAP 15 (revised). The comparative figures were restated to conform with current period presentation.

(c) SSAP 34, "Employee Benefits"

In prior years, the Group did not provide for the liabilities in respect of its employees' vested annual leave. SSAP 34 requires that obligations in respect of these entitlements should be accrued as soon as services are rendered. The changes have been applied retrospectively, resulting in prior period adjustments with the opening balance of shareholders' fund as at 1st January 2001 and 1st January 2002 decreasing by HK$11,772,000 and HK$13,290,000 respectively. The comparative figure in respect of staff costs for 2001 has been restated by an increase of HK$1,518,000.

4. Operating profit

(a) Interest Income

The amount included interest income on debt securities amounted to HK$237,334,000 (2001: HK$222,122,000).

(b) Other operating income

	2002	2001
Fees and commissions		
Credit commission and fees	70,536	72,129
Credit card related fees	59,647	60,780
Trade related fees	55,927	54,826
Stockbroking fees	25,699	27,488
Other fees and commission income	102,898	92,233
Less: fees and commission paid	(21,663)	(20,568)
	293,044	286,888
Gains arising from dealing in foreign currencies	60,554	58,052
Losses on securities and derivative trading	(6,721)	(817)
Gains arising from other dealing activities	817	3,097
Dividend income from unlisted investments	3,777	1,942
Dividend income from listed investments	314	1,814
Others	13,628	12,073
	365,413	363,049

(c) Operating expenses

	2002	2001 (restated)
Staff costs		
Salaries and other staff costs	364,248	333,956
Retirement benefit costs (Note 31)	30,432	32,148
	394,680	366,104
Premises and equipment expenses, excluding depreciation	62,540	63,617
Depreciation (Note 28(a))	50,118	46,875
Auditors' remuneration	2,157	1,932
Others	86,007	110,166
	595,502	588,694

5. (a) **Losses on revaluation of investment properties and disposal of tangible fixed assets**

The amount included an unrealised loss on revaluation of investment properties amounting to HK$14,400,000 (unrealised loss in 2001: HK$271,000).

(b) **Profits on disposal of held-to-maturity and non-trading securities**

	2002	2001
Profit on disposal of held-to-maturity securities	31,922	4,794
Profit on disposal of non-trading securities	19,395	26,682
	51,317	31,476

6. **Taxation**

(a) Taxation in the consolidated profit and loss account represents:

	2002	2001
Provision for Hong Kong profits tax	71,702	84,745
Overseas taxation	29,842	25,478
	101,544	110,223

The provision for Hong Kong profits tax is calculated at 16% (2001: 16%) of the estimated assessable profits for the year ended 31st December 2002. Overseas taxation is provided at the appropriate current rates of taxation ruling in the countries in which the relevant units of the Group operate.

(b) Tax recoverable and provision in the balance sheets are as follows:

	The Group		The Bank	
	2002	2001	2002	2001
Tax recoverable included in "Advances to customers and other accounts less provisions"	6,997	39,009	2,341	39,009
Tax provision included in "Other accounts and provisions"	30,066	37,527	3,161	945

(c) No provision for deferred taxation has been made as the effect of all timing differences is immaterial.

7. Profit attributable to the shareholders

The profit attributable to the shareholders includes an amount of HK$555,478,000 (2001 (restated): HK$621,118,000) which has been dealt with in the accounts of the Bank.

Reconciliation of the above amount to the Bank's profit for the year:

	2002	2001 (restated)
Amount of consolidated profit attributable to shareholders dealt with in the Bank's accounts	555,478	621,118
Final dividend from a subsidiary attributable to the profits of the previous year, approved and paid during the year	—	81,553
Bank's profit for the year (Note 25)	555,478	702,671

8. Dividends

(a) Dividends attributable to the year

	2002	2001
Interim dividend declared and paid of HK$0.37 (2001: HK$0.37) per share on 293,458,500 (2001: 293,428,500) shares	108,580	108,569
Underprovision of final dividend in respect of the previous year	25	20
Final dividend proposed after the balance sheet date of HK$0.79 (2001: HK$0.85) per share on 293,458,500 (2001: 293,428,500) shares	231,832	249,414
Special dividend proposed after the balance sheet date of HK$0.66 (2001: Nil) per share on 293,458,500 (2001: 293,428,500) shares	193,683	—
	534,120	358,003

The final and special dividends proposed after the balance sheet date have not been recognised as a liability at the balance sheet date.

(b) Dividends attributable to the previous year, approved and paid during the year

	2002	2001
Final dividend in respect of the previous year, approved and paid during the year, of HK$0.85 (2001: HK$0.85) per share on 293,458,500 (2001: 293,428,500) shares	249,439	249,413

9. Directors' emoluments

Directors' emoluments disclosed pursuant to section 161 of the Hong Kong Companies Ordinance are as follows:

	2002	2001
Executives' fees	573	573
Non-executives' fees	700	700
Salaries and other emoluments	10,201	9,635
Pension contributions	975	910
Performance bonuses	1,545	2,450
	13,994	14,268

In addition to the above remunerations, Executive Directors were granted share options under the Bank's Share Option Scheme. The details of these benefits in kind are disclosed under "Share Option Information" in the Report of the Directors.

The emoluments of the directors are within the following bands:

	2002	2001
	Number of Directors	Number of Directors
HK$0 — HK$1,000,000	7	7
HK$1,500,001 — HK$2,000,000	—	1
HK$2,000,001 — HK$2,500,000	2	1
HK$2,500,001 — HK$3,000,000	1	1
HK$6,000,001 — HK$6,500,000	1	1
	11	11

10. Executives' emoluments

The five highest paid individuals included four (2001: four) directors, details of whose emoluments are set out in Note 9 above. The emoluments of the remaining individual (2001: one) are as follows:

	2002	2001
Salaries and other emoluments	1,568	1,548
Pension contributions	180	177
Performance bonuses	200	250
	1,948	1,975

The emoluments of the executive are within the following band:

	2002	2001
	Number of Executives	Number of Executives
HK$1,500,001 — HK$2,000,000	1	1

11. Earnings per share and diluted earnings per share

The calculation of earnings per share is based on profit attributable to the shareholders of HK$680,747,000 (2001(restated): HK$778,993,000) and on the weighted average number of 293,452,007 (2001: 293,427,777) ordinary shares in issue during the year. The calculation of diluted earnings per share is based on profit attributable to the shareholders of HK$680,747,000 (2001(restated): HK$778,993,000) and on the weighted average number of 293,524,778 (2001: 293,513,778) ordinary shares in issue during the year after adjustment for the effects of all dilutive potential ordinary shares.

12. Cash and short-term funds

	The Group		The Bank	
	2002	2001	2002	2001
Cash and balances with banks and other financial institutions	581,832	644,844	327,106	428,983
Money at call and short notice	11,205,586	8,752,039	11,155,260	8,719,433
Treasury bills (Note 23)	575,634	376,457	399,174	298,799
	12,363,052	9,773,340	11,881,540	9,447,215

All treasury bills are held-to-maturity, issued by central governments and central banks and are unlisted.

13. Trade bills less provisions

	The Group		The Bank	
	2002	2001	2002	2001
Trade bills	320,697	288,314	254,777	251,583
Specific provisions for bad and doubtful debts (Note 17)	(907)	(323)	(907)	(323)
General provisions for bad and doubtful debts (Note 17)	(2,493)	(2,718)	(1,175)	(1,984)
	317,297	285,273	252,695	249,276

14. Certificates of deposit held

All the certificates of deposit held are held-to-maturity and are unlisted.

15. Trading securities

	The Group		The Bank	
	2002	2001	2002	2001
Debt securities (Note 23)				
Listed outside Hong Kong	124,609	—	124,609	—
Unlisted	127,988	—	127,988	—
	252,597	—	252,597	—
Equity securities listed in Hong Kong	6,826	6,542	—	—
	259,423	6,542	252,597	—

Trading securities analysed by counterparty are as follows:

	The Group		The Bank	
	2002	2001	2002	2001
Issued by:				
Banks and other financial institutions	204,791	2,318	202,597	—
Corporate entities	54,632	4,224	50,000	—
	259,423	6,542	252,597	—

16. Advances to customers and other accounts less provisions

(a) *Advances to customers and other accounts*

	The Group		The Bank	
	2002	2001	2002	2001
Advances to customers (Note 23)	34,417,300	35,515,244	26,853,587	28,966,046
Advances to banks and other financial institutions (Note 23)	174,828	206,533	174,828	206,533
Specific provisions for bad and doubtful debts (Note 17)	(277,032)	(270,508)	(230,073)	(227,884)
General provisions for bad and doubtful debts (Note 17)	(348,572)	(358,406)	(236,431)	(259,044)
Accrued interest and other accounts	503,300	565,993	293,575	365,999
	34,469,824	35,658,856	26,855,486	29,051,650

(b) *Non-performing loans*

The advances net of suspended interest, on which interest is being placed in suspense or on which interest accrual has ceased, the amount of suspended interest and specific provisions made after taking into account the value of collateral in respect of such advances are as follows:

	The Group	
	2002	2001
Gross non-performing advances to customers	922,785	1,349,795
Gross non-performing advances as a percentage of total advances to customers	2.68%	3.80%
Amount of collateral held	600,359	911,945
Specific provisions	275,977	267,553
Suspended interest	476,054	470,639

There were no advances to banks and other financial institutions on which interest is being placed in suspense or on which interest accrual has ceased on 31st December, 2002 and 31st December, 2001.

(c) Included in advances to customers are net investments in finance leases

The total minimum lease payments receivable under finance leases and their present values are as follows:

	The Group					
	2002			2001		
	Present value of the minimum lease payments	Interest income relating to future periods	Total minimum lease payments	Present value of the minimum lease payments	Interest income relating to future periods	Total minimum lease payments
Amount receivable:						
Within 1 year	1,134,123	151,828	1,285,951	934,684	154,341	1,089,025
After 1 year but within 5 years	1,287,387	133,595	1,420,982	1,077,948	130,154	1,208,102
After 5 years	384,181	62,170	446,351	290,155	49,699	339,854
	2,805,691	347,593	3,153,284	2,302,787	334,194	2,636,981
Provisions for bad and doubtful debts	(2,987)			(2,128)		
Net investment in finance leases	2,802,704			2,300,659		

The Bank had no finance lease receivable as at 31st December, 2002 and 31st December, 2001.

17. Provisions for bad and doubtful debts

	The Group			
	2002			
	Specific	General	Total	Suspended Interest
At 1st January	270,831	361,124	631,955	470,639
New provisions	493,837	—	493,837	—
Releases	(15,772)	(10,059)	(25,831)	—
Net charge to profit and loss account	478,065	(10,059)	468,006	—
Recoveries of advances written off in previous years	26,317	—	26,317	(46,859)
Interest suspended during the year	—	—	—	168,576
Amounts written off	(497,274)	—	(497,274)	(116,200)
At 31st December	277,939	351,065	629,004	476,156
Representing:				
Trade bills (Note 13)	907	2,493	3,400	102
Advances to customers (Note 16(a))	277,032	348,572	625,604	476,054
	277,939	351,065	629,004	476,156

	The Bank			
	2002			
	Specific	General	Total	Suspended Interest
At 1st January	228,207	261,028	489,235	391,888
New provisions	422,007	—	422,007	—
Releases	(15,585)	(23,422)	(39,007)	—
Net charge to profit and loss account	406,422	(23,422)	383,000	—
Recoveries of advances written off in previous years	21,795	—	21,795	(32,912)
Interest suspended during the year	—	—	—	146,595
Amounts written off	(425,444)	—	(425,444)	(107,147)
At 31st December	230,980	237,606	468,586	398,424
Representing:				
Trade bills (Note 13)	907	1,175	2,082	102
Advances to customers (Note 16(a))	230,073	236,431	466,504	398,322
	230,980	237,606	468,586	398,424

	The Group			
	2001			
	Specific	General	Total	Suspended Interest
At 1st January	288,551	352,104	640,655	387,324
New provisions	456,161	15,045	471,206	—
Releases	(42,177)	(6,025)	(48,202)	—
Net charge to profit and loss account	413,984	9,020	423,004	—
Recoveries of advances written off in previous years	24,457	—	24,457	(32,490)
Interest suspended during the year	—	—	—	210,809
Amounts written off	(456,161)	—	(456,161)	(95,004)
At 31st December	270,831	361,124	631,955	470,639
Representing:				
Trade bills (Note 13)	323	2,718	3,041	—
Advances to customers (Note 16(a))	270,508	358,406	628,914	470,639
	270,831	361,124	631,955	470,639

	The Bank			
	2001			
	Specific	General	Total	Suspended Interest
At 1st January	227,549	262,999	490,548	329,813
New provisions	374,720	—	374,720	—
Releases	(21,149)	(1,971)	(23,120)	—
Net charge to profit and loss account	353,571	(1,971)	351,600	—
Recoveries of advances written off in previous years	21,807	—	21,807	(25,769)
Interest suspended during the year	—	—	—	180,282
Amounts written off	(374,720)	—	(374,720)	(92,438)
At 31st December	228,207	261,028	489,235	391,888
Representing:				
Trade bills (Note 13)	323	1,984	2,307	—
Advances to customers (Note 16(a))	227,884	259,044	486,928	391,888
	228,207	261,028	489,235	391,888

18. Held-to-maturity and non-trading securities

	The Group		The Bank	
	2002	2001	2002	2001
Held-to-maturity securities:				
Held-to-maturity debt securities				
Listed				
— in Hong Kong	2,155	2,139	—	—
— outside Hong Kong	1,026,774	1,351,714	1,026,774	1,268,739
	1,028,929	1,353,853	1,026,774	1,268,739
Unlisted	6,023,781	2,394,338	5,621,467	1,732,050
	7,052,710	3,748,191	6,648,241	3,000,789
Less: specific provision on unlisted debt securities	(11,600)	—	—	—
	7,041,110	3,748,191	6,648,241	3,000,789
Non-trading securities:				
Non-trading debt securities				
Listed (at market value)				
— in Hong Kong	—	247,137	—	247,137
— outside Hong Kong	—	648,621	—	648,621
Unlisted	—	76,093	—	76,093
	—	971,851	—	971,851
Non-trading equity securities				
Listed in Hong Kong (at market value)	1,031	1,122	573	1,002
Unlisted	30,446	117,332	127,761	216,797
	31,477	118,454	128,334	217,799
	31,477	1,090,305	128,334	1,189,650
	7,072,587	4,838,496	6,776,575	4,190,439
Market value of listed held-to-maturity debt securities	1,057,261	1,340,058	1,055,106	1,255,635

During the year, held-to-maturity securities with an amortised cost of HK$773,877,000 (2001: HK$117,512,000) were disposed of at a profit HK$31,922,000 (2001: HK$4,794,000) being recognised in the profit and loss account. Management, approved by the Asset and Liability Management Committee, sold these held-to-maturity securities to modify the maturity and risk profile of the investment portfolios.

Held-to-maturity and non-trading securities analysed by counterparty are as follows:

	The Group		The Bank	
	2002	**2001**	**2002**	**2001**
Issued by:				
Central governments and central banks	—	247,137	—	247,137
Banks and other financial institutions	3,964,316	1,734,555	3,904,629	1,700,015
Corporate entities	2,600,800	2,132,087	2,364,487	1,518,573
Public sector	507,471	724,717	507,459	724,714
	7,072,587	4,838,496	6,776,575	4,190,439

Held-to-maturity treasury bills and certificates of deposit are disclosed separately in the balance sheets, note 12 and note 14 to the accounts.

19. Investments in subsidiaries

	2002	**2001**
Unlisted shares, at cost	360,657	368,672

The following list contains only the particulars of principal subsidiaries:

Name of company	Place of incorporation and operation	Nominal value of issued ordinary shares	Percentage held	Principal activities
Banco Weng Hang, S.A.	Macau	MOP120,000,000	100%	Banking
Wing Hang Bank (Cayman) Limited	Cayman Islands	US$15,000,000	100%	Banking
Wing Hang Finance Company Limited	Hong Kong	HK$80,000,000	100%	Deposit Taking and Hire Purchase
Wing Hang Zurich Insurance Company Limited	Hong Kong	HK$45,000,000	65%	Insurance
Cyber Wing Hang Limited	Hong Kong	HK$30,000,000	100%	Information Technology Investment
Wing Hang Credit Limited	Hong Kong	HK$20,000,000	100%	Consumer Lending
Wing Hang Shares Brokerage Company Limited	Hong Kong	HK$10,000,000	100%	Securities Dealing
Wing Hang Bank (Trustee) Limited	Hong Kong	HK$3,000,000	100%	Trustee Services
Wing Hang Insurance Brokers Limited	Hong Kong	HK$100,000	100%	Insurance Broker
Wing Hang Insurance Agency Limited	Hong Kong	HK$50,000	100%	Insurance Agency
Wing Hang Bank (Nominees) Limited	Hong Kong	HK$10,000	100%	Nominee Services
Cheuk Woo Enterprises Company Limited	Hong Kong	HK$10,000	100%	Property Investment

All the above companies are held directly by the Bank.

20. Investments in associated companies

	The Group		The Bank	
	2002	2001	2002	2001
Unlisted shares, at cost	—	—	55,000	55,000
Share of net assets	25,924	33,771	—	—
Loan to an associated company	31,000	27,000	31,000	27,000
	56,924	60,771	86,000	82,000

Loan to an associated company is unsecured, interest-free and repayable on 28th December, 2008.

The following list contains the particulars of associated companies:

Name of company	Place of incorporation and operation	Nominal value of issued ordinary shares	Percentage held	Voting power	Principal activities
Bank Consortium Holding Limited	Hong Kong	HK$150,000,000	13%	1 out of 7*	Provision of services for retirement schemes
Hong Kong Life Insurance Limited	Hong Kong	HK$210,000,000	17%	1 out of 6*	Insurance

* Representing the number of votes on the board of directors attributable to the Bank.

Note: Although the Bank holds less than 20% of the issued ordinary shares of Bank Consortium Holding Limited and Hong Kong Life Insurance Limited, these two companies are classified as associated companies under SSAP 10 as the Bank is considered to have significant influence on the financial and operating policy decisions of these two companies.

21. Tangible fixed assets

	The Group			
	Bank Premises	Investment Properties	Equipment	Total
Cost or valuation				
At 1st January, 2002	1,054,342	164,400	405,806	1,624,548
Additions	60,867	—	44,381	105,248
Disposals	(795)	—	(28,937)	(29,732)
Deficit on revaluation	—	(14,400)	—	(14,400)
At 31st December, 2002	1,114,414	150,000	421,250	1,685,664

The analysis of cost or valuation of the above assets is as follows:

	Bank Premises	Investment Properties	Equipment	Total
At cost	720,812	—	421,250	1,142,062
At valuation				
2002	—	150,000	—	150,000
1990	357,888	—	—	357,888
1989	9,347	—	—	9,347
1984	26,367	—	—	26,367
	1,114,414	150,000	421,250	1,685,664
Accumulated depreciation				
At 1st January, 2002	88,717	—	263,635	352,352
Charge for the year	12,099	—	38,019	50,118
Written back on disposals	(501)	—	(25,056)	(25,557)
At 31st December, 2002	100,315	—	276,598	376,913
Net book value				
at 31st December, 2002	1,014,099	150,000	144,652	1,308,751
at 31st December, 2001	965,625	164,400	142,171	1,272,196

Bank premises were stated at cost or directors' valuation.

Investment properties were revalued by an independent firm of surveyors, FPDSavills who have among their staff, Fellows of the Hong Kong Institute of Surveyors, on an open market value basis as at 10th December, 2002.

	The Bank			
	Bank Premises	Investment Properties	Equipment	Total
Cost or valuation				
At 1st January, 2002	820,579	90,000	334,673	1,245,252
Additions	52,022	—	33,945	85,967
Disposals	—	—	(22,816)	(22,816)
Deficit on revaluation	—	(7,000)	—	(7,000)
At 31st December, 2002	872,601	83,000	345,802	1,301,403
The analysis of cost or valuation of the above assets is as follows:				
At cost	513,863	—	345,802	859,665
At valuation				
2002	—	83,000	—	83,000
1990	357,888	—	—	357,888
1989	850	—	—	850
	872,601	83,000	345,802	1,301,403
Accumulated depreciation				
At 1st January, 2002	63,270	—	205,163	268,433
Charge for the year	9,445	—	33,716	43,161
Written back on disposals	—	—	(19,278)	(19,278)
At 31st December, 2002	72,715	—	219,601	292,316
Net book value				
at 31st December, 2002	799,886	83,000	126,201	1,009,087
at 31st December, 2001	757,309	90,000	129,510	976,819

The net book value of bank premises and investment properties comprises:

	The Group		The Bank	
	2002	2001	2002	2001
Freehold				
— Held outside Hong Kong	50,670	51,303	—	—
Leasehold				
— Held in Hong Kong				
Long leases (over 50 years unexpired)	622,126	585,889	509,152	470,573
Medium-term leases (10 to 50 years unexpired)	429,200	437,998	362,217	364,753
— Held outside Hong Kong				
Long leases (over 50 years unexpired)	2,145	2,183	2,145	2,183
Medium-term leases (10 to 50 years unexpired)	53,334	45,792	9,372	9,800
Short leases (less than 10 years unexpired)	6,624	6,860	—	—
	1,164,099	1,130,025	882,886	847,309

22. Deposits from customers

	The Group		The Bank	
	2002	2001	2002	2001
Demand deposits and current accounts	2,849,844	2,455,265	2,595,127	2,225,149
Saving deposits	7,058,601	6,232,233	5,146,809	4,629,520
Time, call and notice deposits	35,393,922	37,010,265	25,514,127	27,008,832
	45,302,367	45,697,763	33,256,063	33,863,501

23. Maturity profile

	The Group						
	2002						
	Repayable on demand	3 months or less	1 year or less but over 3 months	5 years or less but over 1 year	After 5 years	Undated	Total
Assets							
- Treasury bills (Note 12)	—	546,689	28,945	—	—	—	575,634
- Placements with banks and other financial institutions maturing between 1 and 12 months	—	763,566	88,945	—	—	—	852,511
- Certificates of deposit held	—	—	299,960	106,410	—	—	406,370
- Trading debt securities (Note 15)	—	—	—	252,597	—	—	252,597
- Advances to customers (Note 16(a))	2,103,314	3,495,785	4,053,970	11,032,526	13,566,067	165,638	34,417,300
- Advances to banks and other financial institutions (Note 16(a))	51	—	31,778	142,999	—	—	174,828
- Held-to-maturity debt securities	—	215,442	780,107	5,017,897	1,039,264	—	7,052,710
	2,103,365	5,021,482	5,283,705	16,552,429	14,605,331	165,638	43,731,950
Liabilities							
- Deposits and balances of banks and other financial institutions	120,906	236,810	7,799	56,545	—	—	422,060
- Deposits from customers	9,916,400	33,371,414	1,483,931	530,622	—	—	45,302,367
- Certificates of deposit issued	—	1,130,543	873,828	2,373,461	—	—	4,377,832
	10,037,306	34,738,767	2,365,558	2,960,628	—	—	50,102,259

	The Bank						
	2002						
	Repayable on demand	3 months or less	1 year or less but over 3 months	5 years or less but over 1 year	After 5 years	Undated	Total
Assets							
- Treasury bills (Note 12)	—	399,174	—	—	—	—	399,174
- Placements with banks and other financial institutions maturing between 1 and 12 months	—	685,712	83,445	—	—	—	769,157
- Certificates of deposit held	—	—	299,960	100,000	—	—	399,960
- Trading debt securities (Note 15)	—	—	—	252,597	—	—	252,597
- Advances to customers (Note 16(a))	1,932,409	2,718,010	2,548,406	8,085,745	11,526,315	42,702	26,853,587
- Advances to banks and other financial institutions (Note 16(a))	51	—	31,778	142,999	—	—	174,828
- Held-to-maturity debt securities	—	88,988	709,929	4,813,885	1,035,439	—	6,648,241
	1,932,460	3,891,884	3,673,518	13,395,226	12,561,754	42,702	35,497,544
Liabilities							
- Deposits and balances of banks and other financial institutions	108,871	236,810	7,799	56,545	—	—	410,025
- Deposits from customers	7,746,526	24,341,311	1,029,904	138,322	—	—	33,256,063
- Certificates of deposit issued	—	1,130,543	917,328	2,442,730	—	—	4,490,601
	7,855,397	25,708,664	1,955,031	2,637,597	—	—	38,156,689

	The Group 2001						
	Repayable on demand	3 months or less	1 year or less but over 3 months	5 years or less but over 1 year	After 5 years	Undated	Total
Assets							
- Treasury bills (Note 12)	—	227,385	149,072	—	—	—	376,457
- Placements with banks and other financial institutions maturing between 1 and 12 months	—	2,423,459	287,810	—	—	—	2,711,269
- Certificates of deposit held	—	—	152,899	299,915	—	—	452,814
- Trading debt securities (Note 15)	—	—	—	—	—	—	—
- Advances to customers (Note 16(a))	2,295,944	3,209,071	4,381,364	10,981,672	14,427,347	219,846	35,515,244
- Advances to banks and other financial institutions (Note 16(a))	18	—	31,772	127,086	47,657	—	206,533
- Held-to-maturity and non-trading debt securities	—	120,939	489,809	2,947,893	1,161,401	—	4,720,042
	2,295,962	5,980,854	5,492,726	14,356,566	15,636,405	219,846	43,982,359
Liabilities							
- Deposits and balances of banks and other financial institutions	82,848	315,317	14,815	—	—	—	412,980
- Deposits from customers	8,697,513	34,663,185	2,184,208	152,857	—	—	45,697,763
- Certificates of deposit issued	—	—	709,865	1,776,554	—	—	2,486,419
	8,780,361	34,978,502	2,908,888	1,929,411	—	—	48,597,162

	The Bank 2001						
	Repayable on demand	3 months or less	1 year or less but over 3 months	5 years or less but over 1 year	After 5 years	Undated	Total
Assets							
- Treasury bills (Note 12)	—	149,727	149,072	—	—	—	298,799
- Placements with banks and other financial institutions maturing between 1 and 12 months	—	2,337,718	284,810	—	—	—	2,622,528
- Certificates of deposit held	—	—	152,899	299,915	—	—	452,814
- Trading debt securities (Note 15)	—	—	—	—	—	—	—
- Advances to customers (Note 16(a))	2,082,158	2,555,737	3,110,777	8,460,319	12,681,984	75,071	28,966,046
- Advances to banks and other financial institutions (Note 16(a))	18	—	31,772	127,086	47,657	—	206,533
- Held-to-maturity and non-trading debt securities	—	42,965	383,063	2,433,420	1,113,192	—	3,972,640
	2,082,176	5,086,147	4,112,393	11,320,740	13,842,833	75,071	36,519,360
Liabilities							
- Deposits and balances of banks and other financial institutions	78,709	315,317	14,815	—	—	—	408,841
- Deposits from customers	6,864,684	25,552,650	1,311,841	134,326	—	—	33,863,501
- Certificates of deposit issued	—	—	709,865	1,776,554	—	—	2,486,419
	6,943,393	25,867,967	2,036,521	1,910,880	—	—	36,758,761

24. Share capital

	2002	2001
Authorised:		
450,000,000 (2001:450,000,000) ordinary shares of HK$1 each	450,000	450,000
Issued and fully paid:		
At 1st January	293,429	293,405
Shares issued under share option scheme	30	24
293,458,500 (2001: 293,428,500) ordinary shares of HK$1 each	293,459	293,429

On 10th March, 2002, options were exercised to subscribe for 30,000 ordinary shares in the Bank at a consideration of HK$708,000 of which HK$30,000 was credited to share capital and the balance of HK$678,000 was credited to the share premium account.

25. Reserves

	The Group							
	2002							
	Share premium	Capital reserve	General reserve	Bank premises revaluation reserve	Investment revaluation reserve	Capital redemption reserve	Unappro-priated profits	Total
At 1st January, 2002								
- as previously reported	329,999	215,909	2,100,178	321,000	(866)	769	2,784,883	5,751,872
- prior year adjustment in respect of short-term employee benefit	—	—	—	—	—	—	(13,290)	(13,290)
- as restated	329,999	215,909	2,100,178	321,000	(866)	769	2,771,593	5,738,582
Exchange adjustments	—	—	23	—	—	—	—	23
Shares issued under share option scheme	678	—	—	—	—	—	—	678
Realised loss on disposal of non-trading securities	—	—	—	—	176	—	—	176
Profit on revaluation	—	—	—	—	655	—	—	655
Dividends paid	—	—	—	—	—	—	(358,019)	(358,019)
Profit for the year	—	—	—	—	—	—	680,747	680,747
At 31st December, 2002	330,677	215,909	2,100,201	321,000	(35)	769	3,094,321	6,062,842

	The Bank						
	2002						
	Share premium	General reserve	Bank premises revaluation reserve	Investment revaluation reserve	Capital redemption reserve	Unappro-priated profits	Total
At 1st January, 2002							
- as previously reported	329,999	1,802,374	321,000	(1,574)	769	2,193,344	4,645,912
- prior year adjustment in respect of short-term employee benefit	—	—	—	—	—	(13,290)	(13,290)
- as restated	329,999	1,802,374	321,000	(1,574)	769	2,180,054	4,632,622
Shares issued under share option scheme	678	—	—	—	—	—	678
Realised loss on disposal of non-trading securities	—	—	—	175	—	—	175
Losses on revaluation	—	—	—	(429)	—	—	(429)
Dividends paid	—	—	—	—	—	(358,019)	(358,019)
Profit for the year (Note 7)	—	—	—	—	—	555,478	555,478
At 31st December, 2002	330,677	1,802,374	321,000	(1,828)	769	2,377,513	4,830,505

	The Group							
	2001 (restated)							
	Share premium	Capital reserve	General reserve	Bank premises revaluation reserve	Investment revaluation reserve	Capital redemption reserve	Unappro-priated profits	Total
At 1st January, 2001								
- as previously reported	329,667	215,423	2,100,214	321,000	42,463	769	2,362,840	5,372,376
- prior year adjustment in respect of short-term employee benefit	—	—	—	—	—	—	(11,772)	(11,772)
- as restated	329,667	215,423	2,100,214	321,000	42,463	769	2,351,068	5,360,604
Exchange adjustments	—	—	(36)	—	—	—	—	(36)
Share issued under share option scheme	332	—	—	—	—	—	—	332
Transfer to/(from) reserves	—	486	—	—	—	—	(486)	—
Realised profit on disposal of non-trading securities	—	—	—	—	(26,023)	—	—	(26,023)
Losses on revaluation	—	—	—	—	(17,306)	—	—	(17,306)
Dividends paid	—	—	—	—	—	—	(357,982)	(357,982)
Profit for the year								
- as previously reported	—	—	—	—	—	—	780,511	780,511
- prior year adjustment in respect of short-term employee benefit	—	—	—	—	—	—	(1,518)	(1,518)
- as restated	—	—	—	—	—	—	778,993	778,993
At 31st December, 2001	329,999	215,909	2,100,178	321,000	(866)	769	2,771,593	5,738,582

	The Bank						
	2001 (restated)						
	Share premium	General reserve	Bank premises revaluation reserve	Investment revaluation reserve	Capital redemption reserve	Unappro-priated profits	Total
At 1st January, 2001							
- as previously reported	329,667	1,802,374	321,000	(46)	769	1,847,137	4,300,901
- prior year adjustment in respect of short-term employee benefit	—	—	—	—	—	(11,772)	(11,772)
- as restated	329,667	1,802,374	321,000	(46)	769	1,835,365	4,289,129
Share issued under share option scheme	332	—	—	—	—	—	332
Losses on revaluation	—	—	—	(1,528)	—	—	(1,528)
Dividends paid	—	—	—	—	—	(357,982)	(357,982)
Profit for the year							
- as previously reported	—	—	—	—	—	704,189	704,189
- prior year adjustment in respect of short-term employee benefit	—	—	—	—	—	(1,518)	(1,518)
- as restated (Note 7)	—	—	—	—	—	702,671	702,671
At 31st December, 2001	329,999	1,802,374	321,000	(1,574)	769	2,180,054	4,632,622

The Group's unappropriated profits as at 31st December, 2002 included the accumulated losses of HK$29,076,000 (2001: HK$21,229,000) of the associated companies.

The application of the share premium account and the capital redemption reserve is governed by Section 48B and 49H of the Hong Kong Companies Ordinance.

The general reserve was set up from the transfer of retained earnings and exchange differences arising from translation of the accounts of overseas branches and subsidiaries (note 2(i)). The capital reserve comprises retained earnings capitalised on the issue of bonus shares by subsidiaries in previous years and a legal reserve established by Banco Weng Hang, S.A. in accordance with regulations in Macau. Revaluation reserves have been set up and are dealt with in accordance with the accounting policies adopted for the revaluation of premises and non-trading securities (notes 2(j) and (k)).

Capital reserve, bank premises revaluation reserve, investment revaluation reserve and capital redemption reserve do not represent realised profits and are not available for distribution.

The Bank and its financial subsidiaries operate under regulatory jurisdictions which require the maintenance of minimum capital adequacy ratios and which could therefore potentially restrict the amount of retained profits which can be distributed to shareholders.

26. Off-balance sheet exposures

(a) Contingent liabilities and commitments

The following is a summary of the contractual amounts of each significant class of contingent liabilities and commitments:

	The Group		The Bank	
	2002	2001	2002	2001
Direct credit substitutes	847,709	398,317	640,852	239,043
Transaction-related contingencies	42,760	17,766	357,906	17,766
Trade-related contingencies	981,949	1,156,627	868,767	1,028,989
Other commitments:				
With an original maturity of under 1 year or which are unconditionally cancellable	6,050,289	3,362,729	6,140,897	3,117,990
With an original maturity of 1 year and over	542,950	347,833	436,534	344,897
Others	30,779	21,988	30,779	21,988
Total (Note 28(b))	8,496,436	5,305,260	8,475,735	4,770,673

(b) Derivatives

Derivatives refer to financial contracts whose value depends on the value of one or more underlying assets or indices.

The following table is a summary of the notional amounts of each significant type of derivatives.

	The Group		The Bank	
	2002	2001	2002	2001
Exchange rate contracts				
Forwards — trading	7,290,915	7,112,978	7,712,734	7,699,932
Forwards — hedging	2,991,030	2,148,760	2,991,030	2,148,760
Option purchased — trading	196,641	—	196,641	—
Option written — trading	196,641	—	196,641	—
Total exchange rate contracts	10,675,227	9,261,738	11,097,046	9,848,692
Interest rate contracts				
Swaps — trading	1,052,910	—	1,052,910	—
Swaps — hedging	10,275,673	2,988,032	10,450,673	2,988,032
Total interest rate contracts	11,328,583	2,988,032	11,503,583	2,988,032
	22,003,810	12,249,770	22,600,629	12,836,724

The trading transactions include positions arising from the execution of trade orders from customers or transactions taken to hedge these positions.

The replacement costs and credit risk weighted amounts of the above off-balance sheet exposures are as follows. These amounts do not take into account of the effects of bilateral netting arrangements.

	The Group			
	2002		2001	
	Replacement cost	Credit risk weighted amount	Replacement cost	Credit risk weighted amount
Contingent liabilities and commitments	N/A	1,069,415	N/A	639,978
Exchange rate contracts	32,780	45,634	27,674	38,199
Interest rate contracts	113,276	26,229	24,047	7,407
	146,056	1,141,278	51,721	685,584

	The Bank			
	2002		2001	
	Replacement cost	Credit risk weighted amount	Replacement cost	Credit risk weighted amount
Contingent liabilities and commitments	N/A	1,121,103	N/A	513,943
Exchange rate contracts	32,383	43,939	27,593	38,100
Interest rate contracts	113,276	26,404	24,047	7,407
	145,659	1,191,446	51,640	559,450

The tables above give the contractual or notional amounts, replacement cost and credit risk weighted amounts of off-balance sheet transactions. These are assessed in accordance with the Hong Kong Monetary Authority's guidelines which implement the Basle agreement on capital adequacy and depend on the status of the counterparty and the maturity characteristics.

The risk weights used range from 0% to 100% for contingent liabilities and commitments, and from 0% to 50% for exchange rate and interest rate contracts. Replacement cost represents the cost of replacing all contracts which have a positive value when marked to market. The credit risk weighted amount refers to the amount as computed in accordance with the Third Schedule to the Hong Kong Banking Ordinance.

Contingent liabilities and commitments are credit-related instruments which include acceptances, letters of credit, guarantees and commitments to extend credit. The contractual amounts represent the amounts at risk should the contract be fully drawn upon and the client default. Since a significant portion of guarantees and commitments is expected to expire without being drawn upon, the total of the contractual amounts is not representative of future liquidity requirements.

Off-balance sheet financial instruments arise from forward, swap and option transactions undertaken by the Group and the Bank in the foreign exchange, interest rate and equity markets.

The notional amounts of these instruments indicate the volume of transactions outstanding at the balance sheet date; they do not represent amounts at risk.

(c) Capital commitments

Capital commitments for acquisition of property and equipment outstanding at 31st December not provided for in the accounts were as follows:

	The Group		The Bank	
	2002	2001	2002	2001
Expenditure authorised and contracted for	19,963	123	6,801	—
Expenditure authorised but not contracted for	—	12,621	—	—
	19,963	12,744	6,801	—

27. Reconciliation of operating profit to net cash inflow from operating activities

	2002	2001
		(restated)
Operating profit	774,123	868,373
Depreciation	50,118	46,875
Amortisation of goodwill	581	582
Profits tax paid	(76,993)	(161,881)
(Increase)/decrease in treasury bills with original maturity of three months or more	(29,618)	810,701
Decrease in placements with banks and other financial institutions with original maturity of three months or more	1,070,918	1,437,438
Increase in trade bills less provision	(32,024)	(53,776)
Decrease/(increase) in certificates of deposit held	46,444	(313,984)
Increase in trading securities	(252,881)	(6,542)
Decrease/(increase) in advances to customers and other accounts less provision	1,157,043	(1,900,465)
(Decrease)/increase in deposits and balances of banks and other financial institutions	(28,978)	137,147
Decrease in deposits from customers	(395,396)	(235,308)
Increase in certificates of deposit issued	1,891,413	397,851
Increase/(decrease) in other accounts and provision	225,570	(190,817)
Net cash inflow from operating activities	4,400,320	836,194

28. Segment reporting

(a) Business segments

Retail banking activities include acceptance of deposits, residential mortgages, hire purchase and consumer loans.

Corporate banking activities include advance of commercial and industrial loans, trade financing and institutional banking.

Treasury activities include foreign exchange services, management of investment securities and trading activities.

Other business activities include insurance business, stockbroking activities and services for retirement schemes.

Unallocated items mainly comprise the shareholders' funds, investments in premises and property investment and other activities which cannot be reasonably allocated to specific business segments.

	The Group						
	2002						
	Retail banking	Corporate banking	Treasury	Other	Unallocated	Inter-segment elimination	Total
Net interest income	959,689	329,321	120,410	1,484	61,314	—	1,472,218
Other operating income	197,138	71,510	36,287	34,809	25,669	—	365,413
Inter-segment income	—	—	—	—	39,137	(39,137)	—
Operating income	1,156,827	400,831	156,697	36,293	126,120	(39,137)	1,837,631
Operating expenses	(433,650)	(73,237)	(17,166)	(26,013)	(45,436)	—	(595,502)
Inter-segment expenses	(34,437)	(1,679)	(392)	(2,629)	—	39,137	—
Operating profit before provisions	688,740	325,915	139,139	7,651	80,684	—	1,242,129
Charge for bad and doubtful debts	(300,100)	(167,906)	—	—	—	—	(468,006)
Operating profit	388,640	158,009	139,139	7,651	80,684	—	774,123
Losses on revaluation of investment properties and disposal of tangible fixed assets	(499)	(22)	—	(67)	(14,581)	—	(15,169)
Profits/(losses) on disposal of held-to-maturity and non-trading securities	(2,494)	—	53,879	(68)	—	—	51,317
Provisions made for held-to-maturity securities	—	—	(21,028)	—	—	—	(21,028)
Profit on ordinary activities	385,647	157,987	171,990	7,516	66,103	—	789,243
Share of net losses in associated companies	—	—	—	(7,847)	—	—	(7,847)
Profit/(loss) before taxation	385,647	157,987	171,990	(331)	66,103	—	781,396
Depreciation (Note 4(c))	25,777	928	479	1,100	21,834	—	50,118
Segment assets	25,117,874	15,086,573	8,138,657	23,988	8,684,177	—	57,051,269
Investments in associated companies	—	—	—	56,924	—	—	56,924
Total assets	25,117,874	15,086,573	8,138,657	80,912	8,684,177	—	57,108,193
Total liabilities	45,707,476	274,300	147,800	8,100	4,593,231	—	50,730,907
Capital expenditure	40,221	710	1,499	534	62,284	—	105,248

	The Group						
	2001 (restated)						
	Retail banking	Corporate banking	Treasury	Other	Unallocated	Inter-segment elimination	Total
Net interest income	956,116	310,894	69,579	2,393	178,040	—	1,517,022
Other operating income	187,950	73,862	42,071	41,480	17,686	—	363,049
Inter-segment income	—	—	—	—	36,007	(36,007)	—
Operating income	1,144,066	384,756	111,650	43,873	231,733	(36,007)	1,880,071
Operating expenses	(447,199)	(72,144)	(17,356)	(30,725)	(21,270)	—	(588,694)
Inter-segment expenses	(31,619)	(1,611)	(333)	(2,444)	—	36,007	—
Operating profit before provisions	665,248	311,001	93,961	10,704	210,463	—	1,291,377
Charge for bad and doubtful debts	(246,408)	(176,596)	—	—	—	—	(423,004)
Operating profit	418,840	134,405	93,961	10,704	210,463	—	868,373
Gains/(losses) on revaluation of investment properties and disposal of tangible fixed assets	(502)	107	(1)	—	6,618	—	6,222
Profits on disposal of held-to-maturity and non-trading securities	—	—	5,218	26,033	225	—	31,476
Provisions written back for held-to-maturity securities	—	—	4,367	—	—	—	4,367
Profit on ordinary activities	418,338	134,512	103,545	36,737	217,306	—	910,438
Share of net losses in associated companies	—	—	—	(21,229)	—	—	(21,229)
Profit before taxation	418,338	134,512	103,545	15,508	217,306	—	889,209
Depreciation (Note 4(c))	24,936	854	443	982	19,660	—	46,875
Segment assets	25,502,631	15,260,286	4,305,833	29,696	9,902,375	—	55,000,821
Investments in associated companies	—	—	—	60,771	—	—	60,771
Total assets	25,502,631	15,260,286	4,305,833	90,467	9,902,375	—	55,061,592
Total liabilities	45,560,410	261,400	171,500	9,000	3,005,391	—	49,007,701
Capital expenditure	34,900	695	162	3,295	231,224	—	270,276

(b) Geographical segments

The information concerning geographical segments has been classified by the location of the principal operations of the subsidiaries, or in the case of the Bank itself, of the location of the branch responsible for reporting the results or booking the assets.

	The Group 2002				
	Hong Kong	Macau	Other	Less: inter-segment elimination	Total
As at 31st December 2002					
Total operating income	1,677,875	237,101	70,475	(147,820)	1,837,631
Profit before taxation	695,942	142,810	30,023	(87,379)	781,396
Total assets	56,355,727	8,484,892	6,951,234	(14,683,660)	57,108,193
Total liabilities	50,494,582	7,853,455	6,693,000	(14,310,130)	50,730,907
Contingent liabilities and commitments (Note 26(a))	8,425,820	690,084	107,102	(726,570)	8,496,436
Capital expenditure	85,282	19,282	684	—	105,248

	The Group 2001 (restated)				
	Hong Kong	Macau	Other	Less: inter-segment elimination	Total
As at 31st December 2001					
Total operating income	1,761,863	231,209	56,950	(169,951)	1,880,071
Profit before taxation	834,444	138,824	41,199	(125,258)	889,209
Total assets	53,919,307	7,985,385	6,711,467	(13,554,567)	55,061,592
Total liabilities	48,297,308	7,416,268	6,475,676	(13,181,551)	49,007,701
Contingent liabilities and commitments (Note 26(a))	4,777,353	495,704	86,343	(54,140)	5,305,260
Capital expenditure	257,660	12,037	579	—	270,276

29. Loans to officers

Particulars of loans to officers disclosed pursuant to section 161B(4B) of the Hong Kong Companies Ordinance are as follows:

	2002	2001
Aggregate amount of relevant loans outstanding at 31st December	913	1,388
The maximum aggregate amount of relevant loans outstanding during the year	1,388	1,833

30. Related party transactions

(a) During the year, transactions with The Bank of New York Company Inc. ("BNY"), a substantial shareholder of the Bank, or its subsidiaries were entered into by the Group in the ordinary course of business and on normal commercial terms. The income and expense for the year and on-balance sheet and off-balance sheet outstandings at the year end are:

(i) Income and expense

	2002	2001
Interest income	1,068	2,967
Interest expense	949	1,450

(ii) On-balance sheet outstanding at 31st December

	2002	2001
Cash and short-term funds	22,208	22,296
Deposits and balances of banks and other financial institutions	50,856	64,408

(iii) Off-balance sheet outstanding at 31st December

	2002	2001
Exchange rate contracts		
Contract amount	102,020	155,946
Replacement Cost	602	—
Credit risk weighted amount	324	312

(iv) On 27th August, 1999 and 19th September, 2002, the Bank entered into two Delegation Agreements with BNY pursuant to which the Bank agreed to provide various back-up support services to BNY in connection with a securitisation transaction undertaken by BNY.

In 2002, the Bank received from BNY a total service fee of HK$397,000 (2001: HK$245,000) and will continue to receive further service fees on an annual basis during the term of two Delegation Agreements.

(b) On 30th June, 1995, Wing Hang Zurich Insurance Company Limited ("WHZ Insurance"), a 65 percent owned subsidiary of the Bank, entered into a Management Agreement with Swiss Insurance Management (Hong Kong) Limited ("Swiss Insurance"), a wholly own subsidiary of Zurich Insurance Limited ("Zurich Insurance") pursuant to which Swiss Insurance has been appointed as manager of WHZ Insurance in connection with the conduct by WHZ Insurance of its insurance business. Zurich Insurance is a substantial shareholder of WHZ Insurance holding 35 percent of WHZ Insurance's issued share capital. Under the Management Agreement, WHZ Insurance paid to Swiss Insurance an amount of HK$1,559,000 (2001: HK$1,942,000), being the contractual management fees based on gross premium. On 30th January, 2003, the Management Agreement has been extended for two years and will end on 31st December, 2004 but can be terminated by either party on six months' notice. The revised management fee will be based on a fixed fee plus a certain percentage of gross written premiums received.

31. Staff benefits

(a) *Retirement schemes*

	2002	2001
Retirement benefit costs (Note 4(c))	30,432	32,148

A defined contribution scheme was established on 1st December, 2000 to cover all qualifying employees in Hong Kong in accordance with the Hong Kong Mandatory Provident Fund Schemes Ordinance. In addition, a defined contribution scheme was established on 3rd January, 2001 to cover all qualifying employees in Macau at various funding rates, in accordance with the local practice and requirements. The costs of the two new schemes are charged to the profit and loss account for the year and the assets of these schemes are held separately from the Group. Any forfeiture amount is refunded to the Group when the member leaves employment prior to vesting fully of the employer's voluntary contributions.

(b) *Equity compensation benefits*

Pursuant to the approved Share Option Scheme, the directors are authorised, at their discretion, to invite certain executives, to take up options to purchase ordinary shares in the Bank as incentive to them. Prior to 1st September, 2001, the option price was 80% of the average last dealt price on The Stock Exchange of Hong Kong Limited ("SEHK") on the five business days immediately preceding the date of offer of such options. After 1st September, 2001, the option price should be at least the higher of the closing price of the shares on the SEHK on the date of the grant, which must be a trading day, and the average closing price of the shares on the SEHK for the five business days immediately preceding the date of grant.

(i) *Movements in share options*

	2002	2001
	Number of shares	Number of shares
At 1st January	512,000	126,000
Issued	290,000	410,000
Exercised	(30,000)	(24,000)
At 31st December	772,000	512,000

(ii) *Terms of unexpired and unexercised share options at balance sheet date*

		31st December 2002	31st December 2001
Date of options granted	Option price	Number of shares	Number of shares
10/3/1994	HK$14.83	102,000	102,000
10/3/2001	HK$23.60	380,000	410,000
15/3/2002	HK$26.30	290,000	—
		772,000	512,000

The options granted under the Scheme will be exercisable between the first and the tenth anniversaries of the date of grant.

(iii) *Details of share options granted during the year, all of which were granted with HK$1.00 consideration*

Exercise period	Option price	2002 Number of shares	2001 Number of shares
10/3/2002-9/3/2011	HK$23.60	—	410,000
15/3/2003-14/3/2012	HK$26.30	290,000	—
		290,000	410,000

(iv) *Details of share options exercised during the year*

Exercise date	Option price	Weighted average closing price per share at preceding day before exercise date	Proceeds received	2002 Number of shares	2001 Number of shares
11/1/2001	HK$14.83	HK$31.00	HK$356,000	—	24,000
20/3/2002	HK$23.60	HK$27.00	HK$708,000	30,000	—
				30,000	24,000

32. Comparative figures

Certain comparative figures have been adjusted as a result of change in accounting policy for certain items, details of which are set out in note 3.

33. Approval of accounts

The accounts were approved and authorised for issue by the Board of Directors on 13th March, 2003.

Unaudited Supplementary Financial Information for the Group

(Expressed in thousands of Hong Kong dollars unless otherwise stated in the text)

(a) Capital adequacy and liquidity ratios

(i) Capital adequacy ratio

	The Group	
	2002	**2001 (restated)**
Core capital		
Paid up ordinary share capital	293,459	293,429
Share Premium	330,677	329,999
Reserves	4,776,965	4,334,105
Others	161,164	442,886
	5,562,265	5,400,419
Eligible supplementary capital		
Reserves on revaluation of land and interests in land	224,700	224,700
Unrealised loss on revaluation of non-trading securities	(1,828)	(1,574)
General provisions for doubtful debts	351,065	361,124
	573,937	584,250
Total capital base before deductions	6,136,202	5,984,669
Deductions from total capital base	(199,135)	(198,379)
Total capital base after deductions	5,937,067	5,786,290
Unadjusted and adjusted capital adequacy ratio at 31st December	16.5%	16.5%

The unadjusted capital adequacy ratio is computed on a consolidated basis covering the Bank and certain of its financial subsidiaries as specified by the Hong Kong Monetary Authority ("HKMA") for its regulatory supervision purposes, and is in accordance with the Third Schedule to the Hong Kong Banking Ordinance. The adjusted capital adequacy ratio incorporating market risk is computed on the same consolidated basis, and is in accordance with module on "Maintenance of Adequate Capital Against Market Risks" under Supervisory Policy Manual issued by the HKMA.

(ii) Average liquidity ratio for the year

	The Group	
	2002	**2001**
Average liquidity ratio for the year	42.4%	45.3%

The average liquidity ratio for the year includes the liquidity positions of all overseas branches, Hong Kong offices and financial subsidiaries in its calculation, which is the basis of computation agreed with the HKMA, and has been computed in accordance with the Fourth Schedule to the Hong Kong Banking Ordinance.

(b) Advances to customers — by industry sectors

The information concerning advances to customers by industry sectors has been classified according to the usage of the loan and is stated gross of any provisions.

	The Group		Change
	2002	2001	%
Loans for use in Hong Kong			
Industrial, commercial and financial			
— Property development	441,002	334,797	31.7
— Property investment	6,064,948	5,645,037	7.4
— Financial concerns	606,082	562,746	7.7
— Stockbrokers	245,272	259,047	-5.3
— Wholesale and retail trade	746,442	868,411	-14.0
— Manufacturing	814,887	968,820	-15.9
— Transport and transport equipment	1,967,964	1,619,465	21.5
— Share financing	206,776	255,709	-19.1
— Others	2,656,110	2,893,668	-8.2
Individuals			
— Loans for the purchase of flats in the Home Ownership Scheme, Private Sector Participation Scheme and Tenants Purchase Scheme	658,613	722,890	-8.9
— Loans for the purchase of other residential properties	9,544,144	10,799,639	-11.6
— Credit card advances	310,711	463,121	-32.9
— Others	2,767,306	2,833,500	-2.3
Trade finance	1,670,226	1,575,554	6.0
Loans for use outside Hong Kong			
— Macau	3,533,947	3,340,498	5.8
— Others	2,182,870	2,372,342	-8.0
	34,417,300	35,515,244	-3.1

(c) Advances to customers, non-performing loans and overdue advances — by geographical area

The geographical information has been classified by the location of the counterparties after taking into account any risk transfer. In general, such transfer of risk takes place if the claims are guaranteed by a party in a country which is different from that of the counterparty or if the claims are on an overseas branch of a bank whose head office is located in another country.

	The Group		
	2002		
	Total advances to customers	Non-performing loans	Overdue advances for over three months
Hong Kong	29,295,688	782,028	487,981
Macau	3,654,356	135,726	227,861
People's Republic of China	481,998	3,659	2,020
Others	985,258	1,372	1,372
	34,417,300	922,785	719,234

	The Group		
	2001		
	Total advances to customers	Non-performing loans	Overdue advances for over three months
Hong Kong	29,432,277	1,173,746	740,417
Macau	3,459,865	159,879	145,641
People's Republic of China	1,875,900	16,170	33,512
Others	747,202	—	25
	35,515,244	1,349,795	919,595

(d) Overdue and rescheduled assets

(i) Overdue and rescheduled advances

	The Group			
	2002		2001	
	Amount	% of total advances	Amount	% of total advances
Gross advances to customers which have been overdue for				
6 months or less but over 3 months	192,245	0.56	291,684	0.82
1 year or less but over 6 months	293,415	0.85	250,786	0.71
Over 1 year	233,574	0.68	377,125	1.06
	719,234	2.09	919,595	2.59
Amount of collateral held	796,416		731,631	
Secured balance	542,165		646,525	
Unsecured balance	177,069		273,070	
Specific provisions	167,168		182,777	
Rescheduled advances	316,455	0.92	478,625	1.35

There were no overdue advances for over 3 months and rescheduled advances to banks and other financial institutions on 31st December 2002 and 31st December 2001.

(ii) Other overdue assets

	The Group			
	2002		2001	
	Debt securities	Trade bills	Debt securities	Trade bills
Other assets which have been overdue for				
6 months or less but over 3 months	—	2,328	—	2,011
1 year or less but over 6 months	—	668	—	1,667
Over 1 year	—	1,569	—	2,599
	—	4,565	—	6,277

(e) The reconciliation between overdue and rescheduled loans and non-performing loans

	The Group	
	2002	2001
Gross advances to customers and rescheduled loans which have been overdue for over three months:		
Gross advances to customers which have been overdue for over three months	719,234	919,595
Rescheduled advances	316,455	478,625
	1,035,689	1,398,220
Less: Loans overdue over 3 months and on which interest is still being accrued	(231,630)	(173,970)
Add: Loans overdue for 3 months or less and on which interest is being placed in suspense or on which interest accrual has ceased	118,726	125,545
Total non-performing loans	922,785	1,349,795

(f) Repossessed assets

	The Group	
	2002	2001
Repossessed assets included in advances to customers	295,164	214,307

(g) Cross-border claims

The information concerning cross-border claims has been classified by the location of the counterparties after taking into account any risk transfer. In general, such transfer of risk takes place if the claims are guaranteed by a party in a country which is different from that of the counterparty or if the claims are on an overseas branch of a bank whose head office is located in another country.

	The Group			
	2002			
	Banks and other financial institutions	Public sector entities	Others	Total
Macau	335,636	—	3,671,409	4,007,045
People's Republic of China	515,187	19,899	539,389	1,074,475
Other Asia Pacific	3,075,500	—	739,043	3,814,543
United States	1,153,954	511,276	406,369	2,071,599
Other North and South American countries	1,513,776	—	72,752	1,586,528
Middle East and Africa	3,028	—	921	3,949
Germany	3,113,626	—	—	3,113,626
United Kingdom	2,477,894	—	117,643	2,595,537
Other European countries	4,327,862	—	510,331	4,838,193
	16,516,463	531,175	6,057,857	23,105,495

	The Group			
	2001			
	Banks and other financial institutions	Public sector entities	Others	Total
Macau	223,871	—	3,368,775	3,592,646
People's Republic of China	481,882	28,145	1,756,210	2,266,237
Other Asia Pacific	2,506,606	—	707,527	3,214,133
United States	1,476,500	726,255	124,289	2,327,044
Other North and South American countries	1,004,937	—	30,677	1,035,614
Middle East and Africa	559	—	35	594
Europe	8,132,349	—	211,553	8,343,902
	13,826,704	754,400	6,199,066	20,780,170

(h) Currency risks

The net positions or net structural positions in foreign currencies are disclosed when each currency constitutes 10% or more of the respective total net position or total net structural position in all foreign currencies.

	The Group			
	2002		2001	
	US$	Total	US$	Total
In millions of HK$ equivalent				
Spot assets	13,158	21,212	13,525	19,294
Spot liabilities	(11,855)	(19,903)	(12,179)	(18,129)
Forward purchases	4,487	5,029	3,417	3,882
Forward sales	(5,619)	(6,094)	(4,642)	(4,919)
Net long positions	171	244	121	128

	2002			2001		
	Macau Patacas	US$	Total	Macau Patacas	US$	Total
In millions of HK$ equivalent						
Net structural positions	424	136	560	320	136	456

(i) Corporate governance

The Bank is committed to high standards of corporate governance and has followed the module on "Corporate Governance of Locally Incorporated Authorised Institutions" under the Supervisory Policy Manual issued by the Hong Kong Monetary Authority in September 2001. The Board of Directors has established a number of committees including the Executive Committee, Credit Committee, Management Committee, Asset and Liability Management Committee, Audit Committee, Director Nomination Committee and Compensation Committee.

(i) Executive Committee

The Executive Committee meets regularly to review the management and performance of the Group and operates a general management committee under the direct authority of the Board. The Committee comprises of the chief executive and two executive directors.

(ii) Credit Committee

The Credit Committee is responsible for assisting the Board to formulate the Group's risk appetite and strategies for managing the credit risk. It is also responsible for the implementation and maintenance of the Group's credit risk management framework. It also participates in evaluating large credit applications and making credit decisions. The Committee is comprised of chief executive, three executive directors and the head of Corporate Banking Division.

(iii) Management Committee

The Management Committee meets regularly to review and approve the financial and business plans and major business and operational initiatives. The Committee comprises of the chief executive, three executive directors, the chief financial officer, and the heads of Retail Banking Division, Information Technology Division and Operation Division.

(iv) Asset and Liability Management Committee

The Asset and Liability Management Committee ("ALMCO") is responsible for the implementation and maintenance of the overall risk management framework relating to balance sheet structure, market risks, trading, funding and liquidity management across the Group's banking business. It recommends policy and guidelines to the Board. The Committee is comprised of the chief executive, three executive directors, the chief financial officer, the treasurers, the heads of Retail Banking Division and Risk Management Division.

(v) Audit Committee

The Audit Committee meets regularly with an executive director, chief financial officer, internal auditors and the external auditors to review and discuss financial performance, consider the nature and scope of audit review and the effectiveness of the systems of internal control and compliance. The Committee also discusses matters raised by the internal auditors, external auditors and HKMA and ensure that all audit recommendations are implemented. The Committee comprises of three non-executive directors.

(vi) Director Nomination Committee

The Director Nomination Committee is responsible for reviewing and recommending to the Board all new appointment of Director, Chief Executive, Deputy Chief Executive and General Manager of the Bank. The Committee comprises of three non-executive directors.

(vii) Compensation Committee

The Compensation Committee meets once a year to evaluate and approve the remuneration policy and package for the Chief Executive of the Bank. The Committee comprises of two non-executive directors.

(j) Management of risks

The Group has established policies and procedures for the control and monitoring of credit risk, liquidity, capital and market risk, which are reviewed regularly by the Credit Committee and ALMCO as delegated by the Board of Directors. The internal auditors also perform regular audits to ensure compliance with the policies and procedures.

(i) Credit risk management

Credit risk arises from the possibility that the counterparty in a transaction may default. It arises from the lending, trade finance, treasury, derivatives and other activities undertaken by the Group. The Board of Directors has delegated the Group's credit risk management to the Credit Committee, which is chaired by the Bank's Chief Executive.

The credit risk management function is independent of the business units. It oversees the implementation of credit policies and ensures the quality of credit evaluation and approval. Credit approval is conducted in accordance with the Group's credit policy, which defines the credit extension criteria, the credit approval and monitoring processes, the loan classification system and provisioning policy. The credit policy also takes into account the requirements of the Hong Kong Banking Ordinance and guidelines issued by the HKMA with respect to large exposures and provisioning requirements.

In evaluating the credit risk of the customers or counterparties, their financial strength and repayment ability are always the Group's primary considerations, though credit risk may be mitigated by obtaining collateral from the customers or counterparties. Concentration risks are monitored by adopting proper risk control such as setting limits on large exposures in relation to the Group's capital base.

Comprehensive guidelines to manage credit risk have been laid down in the Group's Loaning Manual, which is regularly reviewed and approved by the Credit Committee. The Loaning Manual covers the delegated lending authorities, credit extension criteria, credit monitoring process, loan classification system, credit recovery and provisioning policy.

(ii) Liquidity management

The Group manages the liquidity structure of its assets, liabilities and commitments so as to ensure that all Group operations can meet their funding needs and that the statutory liquidity ratio is complied with. As disclosed in note (a) above, the Group's average liquidity ratio of 42.4% for 2002 is well above the statutory minimum ratio of 25%.

The Board of Directors reviews the current and prospective funding requirements for all operations through regular review of the liquidity ratio and the maturity mismatch profile. The liquidity risk is managed by holding sufficient liquid assets (e.g. cash and short term funds and securities) of appropriate quality to ensure that short term funding requirements are covered within prudent limits.

Adequate standby facilities are maintained to provide strategic liquidity to meet unexpected and material cash outflow in the ordinary course of business.

(iii) Capital management

The Group's policy is to maintain a strong capital base to support the development of the Group's business and to meet the statutory capital adequacy ratio. As disclosed in note (a) above, the Group's unadjusted and adjusted capital adequacy ratio of 16.5% as at 31st December 2002 is well above the statutory minimum ratio of 8%.

Capital is allocated to the various activities of the Bank depending on the risk taken by each business division. Where the subsidiaries are directly regulated by other regulators, they are required to maintain minimum capital according to these regulators' rules. Certain financial subsidiaries, as specified by the HKMA, are subject to the HKMA's capital requirements for its regulatory supervision purposes.

(iv) Market risk management

Market risk is the risk that changes in interest rates, foreign exchange rates or equity and commodity prices will affect the prices of financial instruments taken or held by the Group. Financial instruments include foreign exchange contracts, interest rate contracts, equity and fixed income securities.

The limits for financial instruments are approved by ALMCO which is made up of executive directors, the treasurers and senior managers of the Group. ALMCO is responsible for approving the policies relating to asset and liability management and to review, monitor and control the operating ratios and trading limits to ensure compliance.

Exposures are measured and monitored on the basis of principal (or notional) amount, outstanding position and stop-loss limit, and are controlled and reviewed by ALMCO.

The Group adopts a prudent approach to managing its trading portfolios, and reduces any excessive market risk by executing offsetting transactions or hedging contracts with other market counterparties. The Group therefore considers that any market risk arising from its trading book is not material.

(k) Comparative figures

In preparing this unaudited supplementary financial information, certain comparative figures have been restated in accordance with the new SSAP34.

3. INDEPENDENT REVIEW REPORT AND UNAUDITED INTERIM FINANCIAL STATEMENTS OF THE GROUP FOR THE SIX MONTH PERIOD ENDED 30 JUNE 2003

The following information has been extracted from the unaudited interim report of the Group for the six month period ended 30 June 2003.

Independent Review Report to the Board of Directors of Wing Hang Bank, Limited

KPMG

INTRODUCTION

We have been instructed by the Bank to review the interim financial report set out on pages 124 to 141.

RESPECTIVE RESPONSIBILITIES OF DIRECTORS AND AUDITORS

The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited require the preparation of an interim financial report to be in compliance with the relevant provisions thereof and Statement of Standard Accounting Practice 25 "Interim financial reporting" issued by the Hong Kong Society of Accountants. The interim financial report is the responsibility of, and has been approved by, the directors.

It is our responsibility to form an independent conclusion, based on our review, on the interim financial report and to report our conclusion solely to you, as a body, in accordance with our agreed terms of engagement, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

REVIEW WORK PERFORMED

We conducted our review in accordance with Statement of Auditing Standards 700 "Engagements to review interim financial reports" issued by the Hong Kong Society of Accountants. A review consists principally of making enquiries of group management and applying analytical procedures to the interim financial report and based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit and therefore provides a lower level of assurance than an audit. Accordingly we do not express an audit opinion on the interim financial report.

REVIEW CONCLUSION

On the basis of our review which does not constitute an audit, we are not aware of any material modifications that should be made to the interim financial report for the six months ended 30th June, 2003.

KPMG
Certified Public Accountants

Hong Kong, 14th August, 2003

Unaudited consolidated profit and loss account
For the six months ended 30th June, 2003
(Expressed in thousands of Hong Kong dollars)

	Notes	Six months ended 30th June 2003	30th June 2002 (restated)
Interest income		1,086,759	1,122,272
Interest expense		(346,132)	(390,087)
Net interest income		740,627	732,185
Other operating income	4(a)	192,348	181,231
Operating income	3	932,975	913,416
Operating expenses	4(b)	(298,697)	(295,612)
Operating profit before provisions		634,278	617,804
Charge for bad and doubtful debts		(212,000)	(220,000)
Operating profit		422,278	397,804
(Losses)/gains on revaluation of investment properties and disposal of tangible fixed assets		(1,202)	1,387
Profits on disposal of held-to-maturity and non-trading securities	5	30,551	19,397
Provisions made for held-to-maturity securities		(10,900)	—
Profit on ordinary activities		440,727	418,588
Share of net losses in associated companies		(3,210)	(3,511)
Profit before taxation	3	437,517	415,077
Taxation	6	(67,811)	(44,952)
Profit after taxation		369,706	370,125
Profit attributable to minority interests		(428)	(158)
Profit attributable to the shareholders		369,278	369,967
Dividends attributable to the period:			
Interim dividend declared	7	108,617	108,580
Underprovision of final dividend in respect of previous year		148	25
		108,765	108,605
Earnings per share		HK$	HK$
Basic and diluted	8	1.26	1.26
Interim dividend declared per share	7	0.37	0.37

The notes on pages 128 to 141 form part of these accounts.

Unaudited consolidated balance sheet
As at 30th June, 2003
(Expressed in thousands of Hong Kong dollars)

	Notes	30th June 2003	31st December 2002 (restated)
ASSETS			
Cash and short-term funds	9	10,973,350	12,363,052
Placements with banks and other financial institutions maturing between one and twelve months	15	1,725,520	852,511
Trade bills less provisions		470,213	317,297
Certificates of deposit held	10 & 15	399,984	406,370
Trading securities	12	401,788	259,423
Advances to customers and other accounts less provisions	11(a)	34,412,866	34,481,422
Held-to-maturity and non-trading securities	13	10,703,603	7,072,587
Investments in associated companies		53,714	56,924
Tangible fixed assets		1,291,536	1,308,751
Goodwill		1,163	1,454
Total assets		60,433,737	57,119,791
LIABILITIES			
Deposits and balances of banks and other financial institutions	15	327,351	422,060
Deposits from customers	14 & 15	47,550,791	45,302,367
Certificates of deposit issued	15	4,765,827	4,377,832
Other accounts and provisions		1,455,044	658,808
Total liabilities		54,099,013	50,761,067
CAPITAL RESOURCES			
Share capital	16	293,561	293,459
Reserves	17	6,023,216	6,044,280
Shareholders' funds		6,316,777	6,337,739
Minority interests		17,947	20,985
Total liabilities and capital resources		60,433,737	57,119,791

The notes on pages 128 to 141 form part of these accounts.

Unaudited consolidated statement of changes in equity
For the six months ended 30 June, 2003
(Expressed in thousands of Hong Kong dollars)

	Notes	Six months ended 30th June 2003	Six months ended 30th June 2002 (restated)
Shareholders' funds as at 1 January		6,356,301	6,032,011
Change in accounting policy on deferred taxation	2	(18,562)	(7,642)
As restated		6,337,739	6,024,369
Realisation on disposal of non-trading securities	17	—	176
Unrealised gain on revaluation of non-trading securities after deferred tax charge	17	38,416	712
Deferred tax charged to bank premise revaluation reserve	17	(4,493)	—
Exchange adjustments	17	(13)	39
Net gains not recognised in the profit and loss account		33,910	927
Profit attributable to the shareholders	17	369,278	369,967
Dividends paid	17	(425,663)	(249,439)
Proceeds on shares issued under share option scheme		1,513	708
Shareholders' funds as at 30 June		6,316,777	6,146,532

The notes on pages 128 to 141 form part of these accounts.

Unaudited consolidated cash flow statement
For the six months ended 30 June, 2003
(Expressed in thousands of Hong Kong dollars)

	Note	30th June 2003	30th June 2002
Net cash inflow from operating activities	19	4,054,604	1,492,561
Investing activities			
Purchase of held-to-maturity and non-trading securities		(7,156,980)	(2,726,586)
Sale and redemption of held-to-maturity and non-trading securities		3,591,884	2,896,168
Purchase of tangible fixed assets		(21,094)	(72,070)
Sale of tangible fixed assets		10,591	2,085
Net cash (outflow)/inflow from investing activities		(3,575,599)	99,597
Financing			
Issue of new shares under share option scheme		1,513	708
Ordinary dividends paid		(425,663)	(249,439)
Ordinary dividends paid to a minority shareholder of a subsidiary company		(3,466)	—
Net cash outflow from financing activities		(427,616)	(248,731)
Increase in cash and cash equivalents		51,389	1,343,427
Cash and cash equivalents at 1st January		12,048,125	10,313,929
Cash and cash equivalents at 30th June		12,099,514	11,657,356
Analysis of the balances of cash and cash equivalents			
Cash and balances with banks and other financial institutions		525,033	345,761
Money at call and short notice		9,469,266	9,137,012
Treasury bills		713,604	399,173
Placements with banks and other financial institutions maturing between one and three months		1,391,611	1,775,410
		12,099,514	11,657,356

The notes on pages 128 to 141 form part of these accounts.

Notes to unaudited interim financial report

(Expressed in thousand of Hong Kong dollars unless otherwise stated in the text)

1. Basis of preparation

The interim financial report has been prepared in accordance with the requirements of the Main Board Listing Rules of The Stock Exchange of Hong Kong Limited, and complies fully with the module on "Interim Financial Disclosure by Locally Incorporated Authorised Institutions" under the Supervisory Policy Manual issued by the Hong Kong Monetary Authority ("HKMA") and Statement of Standard Accounting Practice ("SSAP") 25 "Interim financial reporting" issued by the Hong Kong Society of Accountants ("HKSA").

The interim financial report is unaudited, but has been reviewed by KPMG in accordance with Statement of Auditing Standards 700 "Engagements to review interim financial reports", issued by the HKSA. KPMG's independent review report to the board of directors is included on page 123.

The financial information relating to the financial year ended 31st December 2002 included in the interim financial report does not constitute the Bank's statutory accounts for that financial year but is based on those accounts. Statutory accounts for the year ended 31st December 2002 are available from the Bank's registered office. The auditors have expressed an unqualified opinion on those accounts in their report dated 13th March, 2003.

This interim financial report is prepared on a basis consistent with the accounting policies adopted in the 2002 annual accounts except as disclosed under note 2.

2. Adoption of revised SSAP

With effect from 1 January 2003, the Bank adopted the Statement of Standards Accounting Practice 12 (revised) "Income Taxes". In prior years, the accounting standard required that deferred tax liabilities were provided using the liability method in respect of the taxation effect arising from all material timing differences between the accounting and tax treatment of income and expenditure, which were expected with reasonably probability to crystallise in the foreseeable future. Deferred tax assets were not recognised unless their realisation was assured beyond reasonable doubt.

Under the new accounting policy, profits tax for the period comprises current and deferred tax. Deferred tax assets and liabilities arise from deductible and taxable temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the tax bases. Deferred tax assets also arise from unused tax credits. All deferred tax liabilities and all deferred tax assets are recognised, to the extent that it is probable that future taxable profits will be available against which the asset can be utilised, except on the initial recognition of assets or liabilities that affect neither accounting nor taxable profit.

The changes have been applied retrospectively, resulting in prior period adjustments with the opening balance of shareholders' funds as at 1st January 2002 and 1st January 2003 decreasing by HK$7,642,000 and HK$18,562,000 respectively. The comparative figure in respect of deferred taxation charged to profit and loss account for the six month ended 30th June 2002 has been restated by an additional charge of HK$1,587,000.

3. Segment reporting

(a) Business segments

Retail banking activities include acceptance of deposits, residential mortgages, hire purchase and consumer loans.

Corporate banking activities include advance of commercial and industrial loans, trade financing and institutional banking.

Treasury activities include foreign exchange services, management of investment securities and trading activities.

Other business activities include insurance business, stockbroking activities and services for retirement schemes.

Unallocated items mainly comprise the shareholders' funds, investments in premises and property investment and other activities which cannot be reasonably allocated to specific business segments.

	Operating income Six months ended		Profit before taxation Six months ended	
	30th June 2003	30th June 2002	30th June 2003	30th June 2002
Retail banking	577,265	585,316	246,091	192,508
Corporate banking	178,575	197,870	36,489	105,385
Treasury	110,816	65,171	115,503	78,368
Other	24,198	21,683	6,530	3,338
Unallocated	62,181	62,314	32,904	35,478
Inter-segment elimination	(20,060)	(18,938)	—	—
	932,975	913,416	437,517	415,077

(b) Geographical segments

The information concerning geographical segments has been classified by the location of the principal operations of the subsidiaries, or in the case of the Bank itself, of the location of the branch responsible for reporting the results or booking the assets.

	Operating income Six months ended		Profit before taxation Six months ended	
	30th June 2003	30th June 2002	30th June 2003	30th June 2002
Hong Kong	1,035,249	850,279	578,420	378,096
Macau	118,900	116,454	74,431	71,814
Others	31,122	36,559	4,086	25,343
Inter-segment elimination	(252,296)	(89,876)	(219,420)	(60,176)
	932,975	913,416	437,517	415,077

4. (a) Other operating income

	Six months ended	
	30th June 2003	30th June 2002
Fees and commissions		
Credit commission and fees	29,270	31,932
Credit card related fees	26,064	30,566
Trade related fees	25,171	26,878
Stockbroking fees	14,894	13,354
Other fees and commission income	59,061	56,444
Less: fees and commission paid	(11,454)	(10,329)
Gains arising from dealing in foreign currencies	34,948	29,214
Gains/(losses) on securities and derivatives trading	4,512	(5,803)
Gains arising from other dealing activities	781	285
Dividend income from listed and unlisted investments	2,140	2,529
Others	6,961	6,161
	192,348	181,231

(b) Operating expenses

Operating expenses included depreciation amounting to HK$26,516,000 (2002: HK$24,934,000).

5. Profits on disposal of held-to-maturity and non-trading securities

	Six months ended	
	30th June 2003	30th June 2002
Profit on disposal of held-to-maturity securities	1,324	9
Profit on transfer of held-to-maturity securities	20,913	—
Profit on disposal of non-trading securities	8,314	19,388
	30,551	19,397

6. Taxation

Taxation in the consolidated profit and loss account represents:

	Six months ended	
	30th June 2003	30th June 2002 (restated)
Provision for Hong Kong profits tax	55,117	30,681
Overseas taxation	13,966	12,684
Deferred taxation	(1,272)	1,587
	67,811	44,952

The provision for Hong Kong profits tax is based on an estimate of the assessable profits for the period at 17.5% (2002: 16.0%). Overseas taxation is provided at the appropriate current rates of taxation ruling in the countries in which the relevant units of the Group operate.

7. Interim dividend declared

The following dividend was declared by the board of directors after 30th June, 2003 and has not been provided for in the interim financial report.

	Six months ended	
	30th June 2003	30th June 2002
Interim dividend declared of HK$0.37 (2002: HK$0.37) per share on 293,560,500 (2002: 293,458,500) shares	108,617	108,580

8. Earnings per share and diluted earnings per share

The calculation of earnings per share is based on profit attributable to the shareholders for the six months ended 30th June, 2003 of HK$369,278,000 (2002 (restated): HK$369,967,000) and on the weighted average number of 293,505,016 (2002: 293,445,406) ordinary shares in issue during the period. The calculation of diluted earnings per share is based on profit attributable to the shareholders for the six months ended 30th June, 2003 of HK$369,278,000 (2002 (restated): HK$369,967,000) and on the weighted average number of 293,565,601 (2002: 293,534,685) ordinary shares in issue during the period after adjustment of all dilutive potential shares.

9. Cash and short-term funds

	30th June 2003	31st December 2002
Cash and balances with banks and other financial institutions	541,760	581,832
Money at call and short notice	9,469,266	11,205,586
Treasury bills (Note 15)	962,324	575,634
	10,973,350	12,363,052

Treasury bills are analysed as follows:

	30th June 2003	31st December 2002
Held for trading purposes (at market value)	99,164	—
Held to maturity	713,604	575,634
Non-trading (at market value)	149,556	—
	962,324	575,634

All treasury bills are issued by central government and central banks and are unlisted.

10. Certificates of deposit held

All the certificates of deposit held are held-to-maturity and are unlisted.

11. Advances to customers and other accounts less provisions

(a) Advances to customers and other accounts

	30th June 2003	31st December 2002 (restated)
Advances to customers (Note 15)	34,141,555	34,417,300
Advances to banks and other financial institutions (Note 15)	158,878	174,828
Specific provisions for bad and doubtful debts	(278,879)	(277,032)
General provisions for bad and doubtful debts	(340,959)	(348,572)
Accrued interest and other accounts	732,271	514,898
	34,412,866	34,481,422

(b) Non-performing loans

The advances net of suspended interest, on which interest is being placed in suspense or on which interest accrual has ceased, the amount of suspended interest and specific provisions made after taking into account the value of collateral in respect of such advances are as follows:

	30th June 2003	31st December 2002
Gross non-performing advances to customers	1,144,583	922,785
Gross non-performing advances as a percentage of total advances to customers	3.35%	2.68%
Amount of collateral held	785,113	600,359
Specific provisions	277,703	275,977
Suspended interest	492,999	476,054

There were no advances to banks and other financial institutions on which interest is being placed in suspense or on which interest accrual has ceased on 30th June, 2003 and 31st December, 2002.

12. Trading securities

	30th June 2003	31st December 2002
Debt securities (Note 15)		
Listed outside Hong Kong	50,000	124,609
Unlisted	343,472	127,988
	393,472	252,597
Equity securities listed in Hong Kong	8,316	6,826
	401,788	259,423
Trading securities analysed by counterparty are as follows:		
Issued by:		
Central government and central banks	188,356	—
Banks and other financial institutions	2,305	204,791
Corporate entities	56,011	54,632
Public sector	155,116	—
	401,788	259,423

13. Held-to-maturity and non-trading securities

	30th June 2003	31st December 2002
Held-to-maturity securities: (Note 15)		
Held-to-maturity debt securities		
Listed		
— in Hong Kong	91,360	2,155
— outside Hong Kong	856,478	1,026,774
	947,838	1,028,929
Unlisted	7,539,833	6,023,781
	8,487,671	7,052,710
Less: specific provision on unlisted debt securities	(22,500)	(11,600)
	8,465,171	7,041,110
Non-trading securities: (Note 15)		
Non-trading debt securities		
Listed (at market value)		
— in Hong Kong	212,854	—
— outside Hong Kong	916,843	—
Unlisted	1,074,547	—
	2,204,244	—
Non-trading equity securities		
Listed in Hong Kong (at market value)	3,742	1,031
Unlisted	30,446	30,446
	34,188	31,477
	2,238,432	31,477
	10,703,603	7,072,587
Market value of listed held-to-maturity debt securities	994,134	1,057,261

During the first half of 2003, held-to-maturity securities with an amortised cost of HK$275,989,000 (2002: Nil) were transferred to non-trading securities at a profit HK$20,913,000 (2002: Nil) being recognised in the profit and loss account at the date of transfer in accordance with SSAP 24 "Accounting for Investment in Securities".

Held-to-maturity and non-trading securities analysed by counterparty are as follows:

	30th June 2003	31st December 2002
Issued by:		
Central governments and central banks	510,040	—
Banks and other financial institutions	5,683,610	3,964,316
Corporate entities	3,163,398	2,600,800
Public sector	1,346,555	507,471
	10,703,603	7,072,587

Held-to-maturity treasury bills and certificates of deposit are disclosed separately in the balance sheet, note 9 and note 10 to the accounts.

14. Deposits from customers

	30th June 2003	31st December 2002
Demand deposits and current accounts	3,371,680	2,849,844
Saving deposits	8,699,607	7,058,601
Time, Call and notice deposits	35,479,504	35,393,922
	47,550,791	45,302,367

15. Maturity Profile

	30th June 2003						
	Repayable on demand	3 months or less	1 year or less but over 3 months	5 years or less but over 1 year	After 5 years	Undated	Total
Assets							
- Treasury bills (Note 9)	—	713,604	248,720	—	—	—	962,324
- Placements with banks and other financial institutions maturing between 1 and 12 months	—	1,631,676	93,844	—	—	—	1,725,520
- Certificates of deposit held	—	—	399,984	—	—	—	399,984
- Trading debts securities (Note 12)	—	—	—	238,356	155,116	—	393,472
- Advances to customers (Note 11a)	1,604,907	3,971,829	3,845,202	10,646,085	13,669,810	403,722	34,141,555
- Advances to banks and other financial institutions (Note 11a)	—	—	31,776	127,102	—	—	158,878
- Held-to-maturity debt securities (Note 13)	32,167	481,394	343,211	4,540,797	3,090,102	—	8,487,671
- Non-trading debt securities (Note 13)	—	—	21,403	811,066	1,371,775	—	2,204,244
	1,637,074	6,798,503	4,984,140	16,363,406	18,286,803	403,722	48,473,648
Liabilities							
- Deposits and balances of banks and other financial institutions	96,312	221,616	9,423	—	—	—	327,351
- Deposits from customers	12,079,699	33,692,206	1,081,007	697,879	—	—	47,550,791
- Certificates of deposit issued	—	819,225	1,453,283	2,493,319	—	—	4,765,827
	12,176,011	34,733,047	2,543,713	3,191,198	—	—	52,643,969

	31st December 2002						
	Repayable on demand	3 months or less	1 year or less but over 3 months	5 years or less but over 1 year	After 5 years	Undated	Total
Assets							
- Treasury bills (Note 9)	—	546,689	28,945	—	—	—	575,634
- Placements with banks and other financial institutions maturing between 1 and 12 months	—	763,566	88,945	—	—	—	852,511
- Certificates of deposit held	—	—	299,960	106,410	—	—	406,370
- Trading debts securities (Note 12)	—	—	—	252,597	—	—	252,597
- Advances to customers (Note 11a)	2,103,314	3,495,785	4,053,970	11,032,526	13,566,067	165,638	34,417,300
- Advances to banks and other financial institutions (Note 11a)	51	—	31,778	142,999	—	—	174,828
- Held-to-maturity debt securities (Note 13)	—	215,442	780,107	5,017,897	1,039,264	—	7,052,710
- Non-trading debt securities (Note 13)	—	—	—	—	—	—	—
	2,103,365	5,021,482	5,283,705	16,552,429	14,605,331	165,638	43,731,950
Liabilities							
- Deposits and balances of banks and other financial institutions	120,906	236,810	7,799	56,545	—	—	422,060
- Deposits from customers	9,916,400	33,371,414	1,483,931	530,622	—	—	45,302,367
- Certificates of deposit issued	—	1,130,543	873,828	2,373,461	—	—	4,377,832
	10,037,306	34,738,767	2,365,558	2,960,628	—	—	50,102,259

16. Share capital

	30th June 2003	31st December 2002
Authorised:		
450,000,000 (2002: 450,000,000) ordinary shares of HK$1 each	450,000	450,000
Issued and fully paid:		
At 1st January	293,459	293,429
Shares issued under share option scheme	102	30
293,560,500 (2002: 293,458,500) ordinary shares of HK$1 each	293,561	293,459

On 9th April 2003, options were exercised to subscribe for 102,000 ordinary shares in the Bank at a consideration of HK$1,513,000 of which HK$102,000 was credited to share capital and the balance of HK$1,411,000 was credited to the share premium account. At 30th June 2003, the outstanding options were:

Date of options granted	Option price	30th June 2003	31st December 2002
		Number of shares	Number of shares
10th March, 1994	HK$14.83	—	102,000
10th March, 2001	HK$23.60	380,000	380,000
15th March, 2002	HK$26.30	290,000	290,000
14th January, 2003	HK$25.80	160,000	—
14th March, 2003	HK$26.50	130,000	—
		960,000	772,000

The options granted under the Scheme will be exercisable between the first and the tenth anniversaries of the date of grant.

17. Reserves

	30th June 2003							
	Share premium	Capital reserve	General reserve	Bank premises revaluation reserve	Investment revaluation reserve	Capital redemption reserve	Unappropriated profits	Total
At 1st January 2003								
- as previously reported	330,677	215,909	2,100,201	321,000	(35)	769	3,094,321	6,062,842
- prior year adjustment in respect of deferred taxation	—	—	—	(47,927)	—	—	29,365	(18,562)
- as restated	330,677	215,909	2,100,201	273,073	(35)	769	3,123,686	6,044,280
Exchange adjustments	—	—	(13)	—	—	—	—	(13)
Shares issued under share option scheme	1,411	—	—	—	—	—	—	1,411
Transfer to/(from) reserves	—	—	(8,000)	—	—	—	8,000	—
Gain on revaluation after deferred tax charge	—	—	—	—	38,416	—	—	38,416
Deferred tax (charged)/ credited to bank premises revaluation reserve	—	—	—	(4,493)	—	—	—	(4,493)
Dividends paid	—	—	—	—	—	—	(425,663)	(425,663)
Profit for the period	—	—	—	—	—	—	369,278	369,278
At 30th June 2003	332,088	215,909	2,092,188	268,580	38,381	769	3,075,301	6,023,216

	31st December 2002 (restated)							
	Share premium	Capital reserve	General reserve	Bank premises revaluation reserve	Investment revaluation reserve	Capital redemption reserve	Unappro-priated profits	Total
At 1st January 2002								
- as previously reported. . .	329,999	215,909	2,100,178	321,000	(866)	769	2,771,593	5,738,582
- prior year adjustment in respect of deferred taxation	—	—	—	(48,283)	—	—	40,641	(7,642)
- as restated	329,999	215,909	2,100,178	272,717	(866)	769	2,812,234	5,730,940
Exchange adjustments. . . .	—	—	23	—	—	—	—	23
Shares issued under share option scheme	678	—	—	—	—	—	—	678
Realised loss on disposal of non-trading securities . .	—	—	—	—	176	—	—	176
Gain on revaluation	—	—	—	—	655	—	—	655
Deferred tax (charged)/ credited to bank premises revaluation reserve	—	—	—	356	—	—	—	356
Dividends paid.	—	—	—	—	—	—	(358,019)	(358,019)
Profit for the year								
- as previously reported. . .	—	—	—	—	—	—	680,747	680,747
- prior year adjustment in respect of deferred taxation	—	—	—	—	—	—	(11,276)	(11,276)
- as restated	—	—	—	—	—	—	669,471	669,471
At 31st December 2002. . .	330,677	215,909	2,100,201	273,073	(35)	769	3,123,686	6,044,280

18. Off-balance sheet exposures

(a) Contingent liabilities and commitments

The following is a summary of the contractual amounts of each significant class of contingent liabilities and commitments:

	30th June 2003	31st December 2002
Direct credit substitutes	892,860	847,709
Transaction-related contingencies	80,852	42,760
Trade-related contingencies.	1,170,848	981,949
Other commitments	6,057,533	6,593,239
Others	556,510	30,779
	8,758,603	8,496,436

(b) Derivatives

Derivatives refer to financial contracts whose value depends on the value of one or more underlying assets or indices.

The following table is a summary of the notional amounts of each significant type of derivatives:

	30th June 2003	31st December 2002
Exchange rate contracts		
Forwards — trading	4,167,973	7,290,915
Forwards — hedging	2,909,380	2,991,030
Option purchased — trading	1,540,662	196,641
Option written — trading	1,540,662	196,641
Total exchange rate contracts	10,158,677	10,675,227
Interest rate contracts		
Swaps — trading	1,169,847	1,052,910
Swaps — hedging	10,565,785	10,275,673
Total interest rate contracts	11,735,632	11,328,583
	21,894,309	22,003,810

The trading transactions include positions arising from the execution of trade orders from customers or transactions taken to hedge these positions.

The replacement costs and credit risk weighted amounts of the above off-balance sheet exposures are as follows. These amounts do not take into account of the effects of bilateral netting arrangements.

	30th June 2003		31st December 2002	
	Replacement cost	Credit risk weighted amount	Replacement cost	Credit risk weighted amount
Contingent liabilities and commitments	N/A	1,230,871	N/A	1,069,415
Exchange rate contracts	18,267	27,320	32,780	45,634
Interest rate contracts	109,259	26,298	113,276	26,229
	127,526	1,284,489	146,056	1,141,278

(c) Capital commitments

Capital commitments for acquisition of property, plant and equipment outstanding at 30th June 2003 and 31st December 2002 not provided for in the accounts were as follows:

	30th June 2003	31st December 2002
Expenditure authorised and contracted for	8,987	19,963
Expenditure authorised but not contracted for	—	—
	8,987	19,963

19. Reconciliation of operating profit to net cash inflow from operating activities

	30th June 2003	30th June 2002
Operating profit	422,278	397,804
Depreciation	26,516	24,934
Amortisation of goodwill	291	290
Profits tax paid	(5,027)	(28,356)
Decrease in treasury bills maturing after three months	79,696	199,176
Decrease in placements with banks and other financial institutions maturing after three months	384,207	279,009
Increase in trade bills	(152,916)	(58,315)
Decrease in certificates of deposit held	6,386	10,183
Increase in trading securities	(142,365)	(163)
Decrease in advances to customers and other accounts	73,016	108,225
Increase in deposits and balances of banks and other financial institutions	9,470	503,507
Increase/(decrease) in deposits from customers	2,248,424	(821,673)
Increase in certificates of deposit issued	387,995	860,981
Increase in other accounts and provision	716,633	16,959
Net cash inflow from operating activities	4,054,604	1,492,561

20. Material related parties transactions

(a) During the first half of 2003, transactions with The Bank of New York Company Inc. ("BNY"), a substantial shareholder of the Bank, or its subsidiaries were entered into by the Group in the ordinary course of business and on normal commercial terms. The income and expense for the period and on-balance sheet and off-balance sheet outstandings at the period end are:

(i) Income and expense

	Six months ended	
	30th June 2003	30th June 2002
Interest income	258	356
Interest expense	207	296

(ii) On-balance sheet outstanding at 30th June, 2003 and 31st December, 2002

	30th June 2003	31st December 2002
Cash and short-term funds	31,310	22,208
Deposits and balances of banks and other financial institutions	56,714	50,856

(iii) Off-balance sheet outstanding at 30th June, 2003 and 31st December, 2002

	30th June 2003	31st December 2002
Exchange rate contracts		
Contract amount	96,637	102,020
Replacement Cost	822	602
Risk weighted amount	358	324

(iv) On 27th August, 1999 and 19th September, 2002, the Bank entered into two Delegation Agreement with BNY pursuant to which the Bank agreed to provide various back-up support services to BNY in connection with a securitisation transaction undertaken by BNY.

In the first half of 2003, the Bank received from BNY a total service fee of HK$35,000 (2002: HK$105,000) and will continue to receive further service fees on an annual basis during the term of two Delegation Agreement.

(b) On 30th June, 1995, Wing Hang Zurich Insurance Company Limited ("WHZ Insurance"), a 65 percent owned subsidiary of the Bank, entered into a Management Agreement with Swiss Insurance Management (Hong Kong) Limited ("Swiss Insurance"), a wholly own subsidiary of Zurich Insurance Limited ("Zurich Insurance") pursuant to which Swiss Insurance has been appointed as manager of WHZ Insurance in connection with the conduct by WHZ Insurance of its insurance business. Zurich Insurance is a substantial shareholder of WHZ Insurance holding 35 percent of WHZ Insurance's issued share capital. For the six months ended 30th June, 2003, WHZ Insurance paid to Swiss Insurance an amount of HK$1,865,000 (2002: HK$976,000), being the contractual management fees based on gross premium. On 30th January, 2003, the Management Agreement has been extended for two years and will end on 31st December, 2004 but can be terminated by either party on six months' notice. The revised management fee will be based on a fixed fee plus a certain percentage of gross written premiums received.

21. Post Balance Sheet Events

On 1st August 2003, Wing Hang Bank Limited announced the signing of a Share Purchase Agreement to acquire the entire issued share capital of Chekiang First Bank Limited from Mizuho Corporate Bank, Ltd. for a total consideration of HK$4.80 billion. The price represents 1.22 times the audited book value of Chekiang First Bank Limited as of 31st December, 2002.

22. Comparative figures

Certain comparative figures have been adjusted as a result of change in accounting policy for deferred taxation, details of which are set out in note 2.

Unaudited Supplementary Financial Information

(Expressed in thousands of Hong Kong dollars unless otherwise stated in the text)

(a) Capital adequacy and liquidity ratios

(i) Capital adequacy ratio

	30th June 2003	31st December 2002 (restated)
Core Capital		
Paid up ordinary share capital	293,561	293,459
Share Premium	332,088	330,677
Reserves	4,966,549	4,816,787
Others	304,056	149,911
	5,896,254	5,590,834
Eligible supplementary capital		
Reserves on revaluation of land and interests in land	188,019	191,164
Unrealised profit/(loss) on revaluation of non-trading securities	25,368	(1,828)
General provisions for doubtful debts	344,512	351,065
	557,899	540,401
Total capital base before deductions	6,454,153	6,131,235
Deductions from total capital base	(199,439)	(199,135)
Total capital base after deductions	6,254,714	5,932,100
Unadjusted and adjusted capital adequacy ratio	17.0%	16.5%

The unadjusted capital adequacy ratio is computed on a consolidated basis covering the Bank and certain of its financial subsidiaries as specified by the HKMA for its regulatory supervision purposes, and is in accordance with the Third Schedule to the Hong Kong Banking Ordinance. The adjusted capital adequacy ratio incorporating market risk is computed on the same consolidated basis, and is in accordance with the module on "Maintenance of Adequate Capital Against Market Risks" under Supervisory Policy Manual issued by the HKMA.

(ii) Average liquidity ratio

	30th June 2003	30th June 2002
Average liquidity ratio for the first six months ended	49.2%	39.4%

The average liquidity ratio for the period includes the liquidity positions of all overseas branches, Hong Kong offices and financial subsidiaries in its calculation, which is the basis of computation agreed with the HKMA, and has been computed in accordance with the Fourth Schedule to the Hong Kong Banking Ordinance.

(b) Advances to customers — by industry sectors

The information concerning advances to customers by industry sectors has been classified according to the usage of the loan and is stated gross of any provisions.

	30th June 2003	31st December 2002	Change
			%
Loans for use in Hong Kong			
Industrial, commercial and financial			
— Property development	356,018	441,002	-19.3
— Property investment	6,229,587	6,064,948	2.7
— Financial concerns	554,431	606,082	-8.5
— Stockbrokers	141,885	245,272	-42.2
— Wholesale and retail trade	713,240	746,442	-4.5
— Manufacturing	779,217	814,887	-4.4
— Transport and transport equipment	2,005,771	1,967,964	1.9
— Share financing	180,586	206,776	-12.7
— Others	2,545,136	2,656,110	-4.2
Individuals			
— Loans for the purchase of flats in the Home Ownership Scheme, Private Sector Participation Scheme and Tenants Purchase Scheme	621,380	658,613	-5.7
— Loans for the purchase of other residential properties	9,675,115	9,544,144	1.4
— Credit card advances	257,838	310,711	-17.0
— Others	2,432,133	2,767,306	-12.1
Trade finance	1,697,482	1,670,226	1.6
Loans for use outside Hong Kong			
— Macau	3,612,422	3,533,947	2.2
— Others	2,339,314	2,182,870	7.2
	34,141,555	34,417,300	-0.8

(c) Advances to customers, non-performing loans and overdue advances - by geographical area

The geographical information has been classified by the location of the counterparties after taking into account any risk transfer. In general, such transfer of risk takes place if the claims are guaranteed by a party in a country which is different from that of the counterparty or if the claims are on an overseas branch of a bank whose head office is located in another country.

	30th June 2003		
	Total advances to customers	Non-performing loans	Advances overdue for over three months
Hong Kong	28,859,270	901,185	725,692
Macau	3,765,392	232,443	218,953
People's Republic of China	504,402	8,935	—
Others	1,012,491	2,020	2,020
	34,141,555	1,144,583	946,665

	31st December 2002		
	Total advances to customers	Non-performing Loans	Advances overdue for over three months
Hong Kong	29,295,688	782,028	487,981
Macau	3,654,356	135,726	227,861
People's Republic of China	481,998	3,659	2,020
Others	985,258	1,372	1,372
	34,417,300	922,785	719,234

(d) Overdue and rescheduled assets

(i) Overdue and rescheduled advances

	30th June 2003		31st December 2002	
	Amount	% of total advances	Amount	% of total advances
Gross advances to customers which have been overdue for				
6 months or less but over 3 months	442,993	1.30	192,245	0.56
1 year or less but over 6 months	196,167	0.57	293,415	0.85
Over 1 year	307,505	0.90	233,574	0.68
	946,665	2.77	719,234	2.09
Amount of collateral held	714,209		796,416	
Secured balance	672,243		542,165	
Unsecured balance	274,422		177,069	
Specific provisions	225;269		167,168	
Rescheduled advances	106,329	0.31	316,455	0.92

There were no advances overdue for over 3 months and rescheduled advances to banks and other financial institutions on 30th June, 2003 and 31st December, 2002.

(ii) Other overdue assets

	30th June 2003		31st December 2002	
	Debt securities	Trade bills	Debt securities	Trade bills
Other assets which have been overdue for				
6 months or less but over 3 months	32,168	—	—	2,328
1 year or less but over 6 months	—	1,464	—	668
Over 1 year	—	1,569	—	1,569
	32,168	3,033	—	4,565

(e) The reconciliation between overdue and rescheduled loans and non-performing loans

	30th June 2003	31st December 2002
Gross advances to customers and rescheduled loans which have been overdue for over three months:		
Gross advances to customers which have been overdue for over three months	946,665	719,234
Rescheduled advances	106,329	316,455
	1,052,994	1,035,689
Less: Loans overdue over 3 months and on which interest is still being accrued	(90,979)	(231,630)
Add: Loans overdue for 3 months or less and on which interest is being placed in suspense or on which interest accrual has ceased	182,568	118,726
Total non-performing loans	1,144,583	922,785

(f) Repossessed assets

	30th June 2003	31st December 2002
Repossessed assets included in advances to customers	220,093	295,164

(g) Cross-border claims

The information concerning cross-border claims has been classified by the location of the counterparties after taking into account any risk transfer. In general, such transfer of risk takes place if the claims are guaranteed by a party in a country which is different from that of the counterparty or if the claims are on an overseas branch of a bank whose head office is located in another country.

	30th June 2003			
	Banks and other financial institutions	Public sector entities	Others	Total
Macau	480,434	—	3,780,515	4,260,949
People's Republic of China	916,035	3,720	495,218	1,414,973
Other Asia Pacific	3,036,047	—	1,197,108	4,233,155
United States	1,432,177	714,440	991,218	3,137,835
Other North and South American countries	1,043,550	—	44,322	1,087,872
Middle East and Africa	5,853	—	—	5,853
Germany	3,193,556	—	—	3,193,556
United Kingdom	2,872,534	—	121,424	2,993,958
Other European countries	4,813,990	—	550,635	5,364,625
	17,794,176	718,160	7,180,440	25,692,776

	31st December 2002			
	Banks and other financial institutions	Public sector entities	Others	Total
Macau	335,636	—	3,671,409	4,007,045
People's Republic of China	515,187	19,899	539,389	1,074,475
Other Asia Pacific	3,075,500	—	739,043	3,814,543
United States	1,153,954	511,276	406,369	2,071,599
Other North and South American countries	1,513,776	—	72,752	1,586,528
Middle East and Africa	3,028	—	921	3,949
Germany	3,113,626	—	—	3,113,626
United Kingdom	2,477,894	—	117,643	2,595,537
Other European countries	4,327,862	—	510,331	4,838,193
	16,516,463	531,175	6,057,857	23,105,495

(h) Currency risks

The net positions or net structural positions in foreign currencies are disclosed when each currency constitutes 10% or more of the respective total net position or total net structural position in all foreign currencies.

	30th June 2003		31st December 2002	
	US$	Total	US$	Total
In millions of HK$ equivalent				
Spot assets	14,905	24,347	13,158	21,212
Spot liabilities	(13,134)	(22,463)	(11,855)	(19,903)
Forward purchases	3,331	3,975	4,487	5,029
Forward sales	(3,794)	(4,451)	(5,619)	(6,094)
Net option position	(780)	(780)	—	—
Net long positions	528	628	171	244

	30th June 2003			31st December 2002		
	Macau Patacas	US$	Total	Macau Patacas	US$	Total
In millions of HK$ equivalent						
Net structural positions	419	136	555	424	136	560

(i) **Management of risks**

The Group has established policies and procedures for the control and monitoring of credit risk, liquidity, capital and market risk, which are reviewed regularly by the Credit Committee and the Asset and Liability Management Committee ("ALMCO") as delegated by the Board of Directors. The internal auditors also perform regular audits to ensure compliance with the policies and procedures.

(i) Credit risk management

Credit risk arises from the possibility that the counterparty in a transaction may default. It arises from the lending, trade finance, treasury, derivatives and other activities undertaken by the Group. The Board of Directors has delegated the Group's credit risk management to the Credit Committee, which is chaired by the Bank's Chairman and Chief Executive.

The credit risk management function is independent of the business units. It oversees the implementation of credit policies and ensures the quality of credit evaluation and approval. Credit approval is conducted in accordance with the Group's credit policy, which defines the credit extension criteria, the credit approval and monitoring processes, the loan classification system and provisioning policy. The credit policy also takes into account the requirements of the Hong Kong Banking Ordinance and guidelines issued by the HKMA with respect to large exposures and provisioning requirements.

In evaluating the credit risk of the customers or counterparties, their financial strength and repayment ability are always the Group's primary considerations, though credit risk may be mitigated by obtaining collateral from the customers or counterparties. Concentration risks are monitored by adopting proper risk control such as setting limits on large exposures in relation to the Group's capital base.

Comprehensive guidelines to manage credit risk have been laid down in the Group's Loaning Manual, which is regularly reviewed and approved by the Credit Committee. The Loaning Manual covers the delegated lending authorities, credit extension criteria, credit monitoring process, loan classification system, credit recovery and provisioning policy.

(ii) Liquidity management

The Group manages the liquidity structure of its assets, liabilities and commitments so as to ensure that all Group operations can meet their funding needs and that the statutory liquidity ratio is complied with. As disclosed in note (a) above, the Group's average liquidity ratio of 49.2% for the first half of 2003 is well above the statutory minimum ratio of 25%.

The Board of Directors reviews the current and prospective funding requirements for all operations through regular review of the liquidity ratio and the maturity mismatch profile. The liquidity risk is managed by holding sufficient liquid assets (e.g. cash and short term funds and securities) of appropriate quality to ensure that short term funding requirements are covered within prudent limits.

Adequate standby facilities are maintained to provide strategic liquidity to meet unexpected and material cash outflow in the ordinary course of business.

(iii) Capital management

The Group's policy is to maintain a strong capital base to support the development of the Group's business and to meet the statutory capital adequacy ratio. As disclosed in note (a) above, the Group's unadjusted and adjusted capital adequacy ratio of 17.0% as at 30th June 2003 is well above the statutory minimum ratio of 8%.

Capital is allocated to the various activities of the Bank depending on the risk taken by each business division. Where the subsidiaries are directly regulated by other regulators, they are required to maintain minimum capital according to these regulators' rules. Certain financial subsidiaries, as specified by the HKMA, are subject to the HKMA's capital requirements for its regulatory supervision purposes.

(iv) Market risk management

Market risk is the risk that changes in interest rates, foreign exchange rates or equity and commodity prices will affect the prices of financial instruments taken or held by the Group. Financial instruments include foreign exchange contracts, interest rate contracts, equity and fixed income securities.

The limits for financial instruments are approved by ALMCO which is made up of executive directors, the treasurers and senior managers of the Group. ALMCO is responsible for approving the policies relating to asset and liability management and to review, monitor and control the operating ratios and trading limits to ensure compliance.

Exposures are measured and monitored on the basis of principal (or notional) amount, outstanding position and stop-loss limit, and are controlled and reviewed by ALMCO.

The Group adopts a prudent approach to managing its trading portfolios, and reduces any excessive market risk by executing offsetting transactions or hedging contracts with other market counterparties. The Group therefore considers that any market risk arising from its trading book is not material.

(j) Comparative figures

In preparing this unaudited supplementary financial information, certain comparative figures have been restated in accordance with the revised SSAP 12.

1.1 PRO FORMA UNAUDITED STATEMENT OF ASSETS AND LIABILITIES OF THE COMBINED GROUP AS AT 31 DECEMBER 2002

The following is a summary of the pro forma unaudited statement of assets and liabilities of the Combined Group. It is based on the audited consolidated net assets of the Group and the audited consolidated net assets of the CFB Group as at 31 December 2002, as if the CFB Group companies were subsidiaries of the Group on 31 December 2002 and adjusted to reflect certain events.

HK$ in thousand	The Group	The CFB Group	Adjustment	The Combined Group
Cash and short-term funds	12,363,052	9,959,167	(5,323,515) *(Note 1)*	16,998,704
Placements with banks and other financial institutions maturing between one and twelve months	852,511	3,166,619		4,019,130
Trade bills less provisions	317,297	157,253		474,550
Certificates of deposit held	406,370	127,990		534,360
Trading securities	259,423	—		259,423
Advances to customers and other accounts less provisions	34,469,824	13,326,171		47,795,995
Held-to-maturity and non-trading securities	7,072,587	319,946		7,392,533
Investment in associated companies	56,924	—		56,924
Investment in jointly controlled entities	—	36,575		36,575
Tangible fixed assets	1,308,751	663,676		1,972,427
Total assets	57,106,739	27,757,397	(5,323,515)	79,540,621
Deposits and balances of banks and other financial institutions	422,060	1,167,108		1,589,168
Deposits from customers	45,302,367	22,204,554		67,506,921
Certificates of deposit issued	4,377,832	—		4,377,832
Other accounts and provisions	628,648	445,165		1,073,813
Minority interests	20,985	—		20,985
Total liabilities	50,751,892	23,816,827	—	74,568,719
Pro forma net tangible assets	6,354,847	3,940,570	(5,323,515)	4,971,902
Goodwill *(Note 2)*	1,454	—	800,000	801,454
Pro forma net assets	6,356,301	3,940,570	(4,523,515)	5,773,356

Notes:

1. This amount represents the sum of the amounts adjusted as indicated in the statement of the Pro Forma Adjusted NTA on page 151 of this circular

2. The estimated amount of goodwill for the Acquisition is HK$800 million and will be amortised over 20 years

1.2. PRO FORMA UNAUDITED STATEMENT OF ASSETS AND LIABILITIES OF THE COMBINED GROUP AS AT 30 JUNE 2003

The following is a summary of the pro forma unaudited statement of assets and liabilities of the Combined Group. It is based on the unaudited consolidated net assets of the Group and the unaudited consolidated net assets of the CFB Group as at 30 June 2003, as if the CFB Group companies were subsidiaries of the Group on 30 June 2003 and adjusted to reflect certain events.

HK$ in thousand	The Group	The CFB Group	Adjustment	The Combined Group
Cash and short-term funds	10,973,350	8,910,633	(4,830,000) *(Note 1)*	15,053,983
Placements with banks and other financial institutions maturing between one and twelve months	1,725,520	2,101,781		3,827,301
Trade bills less provisions	470,213	30,000		500,213
Certificates of deposit held	399,984	178,489		578,473
Trading securities	401,788	—		401,788
Advances to customers and other accounts less provisions	34,412,866	13,606,719		48,019,585
Held-to-maturity and non-trading securities	10,703,603	326,952		11,030,555
Investment in associated companies	53,714	—		53,714
Investment in jointly controlled entities	—	33,887		33,887
Tangible fixed assets	1,291,536	625,156		1,916,692
Total assets	60,432,574	25,813,617	(4,830,000)	81,416,191
Deposits and balances of banks and other financial institutions	327,351	1,098,735		1,426,086
Deposits from customers	47,550,791	20,371,929		67,922,720
Certificates of deposit issued	4,765,827	—		4,765,827
Other accounts and provisions	1,455,044	409,258		1,864,302
Minority interests	17,947	—		17,947
Total liabilities	54,116,960	21,879,922	—	75,996,882
Pro forma net tangible assets	6,315,614	3,933,695	(4,830,000)	5,419,309
Goodwill *(Note 2)*	1,163	—	800,000	801,163
Pro forma net assets	6,316,777	3,933,695	(4,030,000)	6,220,472

Notes:

1. This amount represents the sum of the amounts adjusted as indicated in the statement of the Pro Forma Unaudited Adjusted NTA on page 152 of this circular

2. The estimated amount of goodwill for the Acquisition is HK$800 million and will be amortised over 20 years

2.1. PRO FORMA UNAUDITED STATEMENT OF ADJUSTED NET TANGIBLE ASSETS OF THE COMBINED GROUP AS AT 31 DECEMBER 2002

The following is a statement of the Pro Forma Adjusted NTA. It is based on the audited consolidated net tangible assets of the Group and the audited consolidated net tangible assets of the CFB Group as of 31 December 2002 as if the CFB Group companies were subsidiaries of the Group on 31 December 2002 and adjusted as follows:

	HK$ million
Net assets of the Group based on the audited consolidated balance sheet as at 31 December 2002	6,356
Goodwill	(1)
Net tangible assets of the Group based on the audited consolidated balance sheet as at 31 December 2002	6,355
Expenses relating to the Acquisition *(Note 1)*	(30)
Final dividend paid by the Group after 31 December 2002 *(Note 1)*	(426)
Consideration payable for the Acquisition *(Notes 1 & 2)*	(4,800)
Net tangible assets of the CFB Group based on the audited consolidated balance sheet as at 31 December 2002	3,941
Final dividend paid by the CFB Group after 31 December 2002 relating to the 2002 financial year *(Note 1)*	(68)
Pro Forma Adjusted NTA as at 31 December 2002	4,972

	HK$
Net Tangible Asset per Share based on 293,458,500 Shares in issue on 31 December 2002 before the Acquisition	21.66
Pro Forma Adjusted NTA per Share based on 293,458,500 Shares in issue on 31 December 2002 after the Acquisition	16.94

Notes:

1 Adjustments made for the purposes of this statement

2 The estimated amount of goodwill for the Acquisition is HK$800 million and will be amortised over 20 years

2.2. PRO FORMA UNAUDITED STATEMENT OF ADJUSTED NET TANGIBLE ASSETS OF THE COMBINED GROUP AS AT 30 JUNE 2003

The following is a statement of the Pro Forma Unaudited Adjusted NTA. It is based on the unaudited consolidated net tangible assets of the Group and the unaudited consolidated net tangible assets of the CFB Group as of 30 June 2003 as if the CFB Group companies were subsidiaries of the Group on 30 June 2003 and adjusted as follows:

	HK$ million
Net assets of the Group based on the unaudited consolidated balance sheet as at 30 June 2003	6,317
Goodwill	(1)
Net tangible assets of the Group based on the unaudited consolidated balance sheet as at 30 June 2003	6,316
Expenses relating to the Acquisition *(Note 1)*	(30)
Consideration payable for the Acquisition *(Notes 1 & 2)*	(4,800)
Net tangible assets of the CFB Group based on the unaudited consolidated balance sheet as at 30 June 2003	3,934
Pro Forma Unaudited Adjusted NTA as at 30 June 2003	5,420

	HK$
Unaudited Net Tangible Assets per Share based on 293,560,500 Shares in issue on 30 June 2003 before the Acquisition	21.52
Pro Forma Unaudited Adjusted NTA per Share based on 293,560,500 Shares in issue on 30 June 2003 after the Acquisition	18.46

Notes:

1 Adjustments made for the purposes of this statement

2 The estimated amount of goodwill for the Acquisition is HK$800 million and will be amortised over 20 years

1. Responsibility Statement

This circular includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Company. The Directors collectively and individually accept full responsibility for the accuracy of the information contained in this circular and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief there are no other facts the omission of which would make any statement herein misleading.

2. Share Capital

Set out below are details of the authorised and issued share capital of the Company as at the Latest Practicable Date:

	HK$
Authorised:	
450,000,000 Shares	450,000,000
Issued and fully paid:	
293,690,500 Shares	293,690,500

3. Indebtedness Statement

At the close of business on 30 June 2003 (being the latest practicable date for the purpose of this indebtedness statement prior to the printing of this document), the Group had outstanding borrowings of approximately $4,766 million, comprising certificates of deposit. The Group also had direct credit substitutes, transaction-related contingent liabilities and trade-related contingent liabilities which arose from the ordinary course of banking business carried out by the Company.

Save as aforesaid and apart from intra-group liabilities, the Group did not have outstanding at the close of business on the Latest Practicable Date any mortgages, charges, debentures, liabilities under acceptances, acceptance credits or other loan capital or bank overdrafts, loans or other similar indebtedness or hire-purchase commitments or any guarantees or other material contingent liabilities.

4. Disclosure of Interests

(i) As at the Latest Practicable Date, the interests and short positions of the directors and the chief executive of the Company in the shares, underlying shares and debentures of the Company or any associated corporation (as defined in Part XV of the Securities and Futures Ordinance) as recorded in the register required to be kept under section 352 of the Securities and Futures Ordinance were as follows:

Name of Director	Personal Interest
Patrick Y B Fung	3,112,000 Shares
Frank J Wang	100,000 Shares
Michael Y S Fung	3,160,000 Shares
Louis C W Ho	284,000 Shares
Simon K Y Lee	218,800 Shares
Ambrose H C Lau	101,500 Shares
Ho Soo Ching	10,000 Shares

(ii) As at the Latest Practicable Date, options exercisable for an aggregate of 430,000 Shares had been granted to the following Directors under the Company's Share Option Scheme:

Director	Number of Shares covered by options
Patrick Y B Fung	130,000
Frank J Wang	100,000
Michael Y S Fung	100,000
Louis C W Ho	100,000

Save as disclosed above, as at the Latest Practicable Date, none of the Directors had or was deemed to have any interests or short positions in the Shares, underlying shares and debentures of the Company or any of its associated corporations (within the meaning of Part XV of the Securities and Futures Ordinance) which were required to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the Securities and Futures Ordinance (including interests which they are deemed or taken to have under Divisions 7 and 8 of Part XV of the Securities and Futures Ordinance) or which are required, pursuant to section 352 of the Securities and Futures Ordinance to be entered in the register referred to therein or which are required, pursuant to the Model Code for Securities Transactions by Directors of Listed Companies, to be notified to the Company and the Stock Exchange.

Save as disclosed herein, none of the Directors is materially interested in any contract or arrangement subsisting at the date hereof which is significant to the business of the Group taken as a whole.

Save as disclosed herein, none of the Directors has or has had any direct or indirect material interest in any assets acquired or disposed of by or leased to, or proposed to be acquired, disposed of by or leased to, the Company or its subsidiaries since 31 December 2002, the date to which the latest published audited consolidated accounts of the Company were made up.

5. Substantial Shareholders

As at the Latest Practicable Date, so far as the Directors were aware, the following persons had an interest or short position in the Shares or underlying shares of the Company which would fall to be disclosed under Divisions 2 and 3 of Part XV of the Securities and Futures Ordinance, or who is, directly or indirectly, interested in 10 per cent. or more of the issued share capital carrying rights to vote at general meetings of the Company:

	No. of Shares	Percentage of Shares held
BNY International Financing Corporation	73,800,000	25.1
The Capital Group Companies Inc.	20,440,341	7.0
Po Ding Company Limited	24,156,000	8.2*
YKF Trustee Holding Inc.	24,098,400	8.2*
Aberdeen Asset Management Asia Ltd.	16,086,000	5.5
Tessel Inc.	10,639,200	3.6*

* All Shares are held through corporations in which Patrick Y B Fung, Michael Y S Fung and Louis C W Ho's spouse together with other parties are eligible beneficiaries

Save as disclosed herein, the Directors are not aware of anyone who, as at the Latest Practicable Date, was, directly or indirectly, interested in 10 per cent. or more of the nominal value of the issued share capital of any member of the Group.

6. Material Contracts

The Share Purchase Agreement is the only contract (not being a contract in the ordinary course of business) that has been entered into by a member of the Group within the two years preceding the date of this circular and which is or may be material.

7. Litigation

No member of the Group is engaged in any litigation or arbitration of material importance and there is no litigation or claim of material importance known to the Directors to be pending or threatened by or against any member of the Group.

8. Service Contracts

As at the Latest Practicable Date, none of the Directors had entered into any service contract with the Company or any member of the Group (excluding contracts expiring or determinable by the employer within one year without payment of compensation (other than statutory compensation)).

9. Material Adverse Change

The Directors are not aware of any material adverse change in the financial or trading position of the Group since 31 December 2002, being the date of the latest published audited financial statements of the Company.

10. Consents

Deloitte Touche Tohmatsu has given and has not withdrawn its written consent to the issue of this circular with the inclusion of its report, and references to its name in the form and context in which they respectively appear.

Deloitte Touche Tohmatsu is not beneficially interested in the share capital of any member of the Group and does not have any right, whether legally enforceable or not, to subscribe for or nominate persons to subscribe for securities of any member of the Group. Deloitte Touche Tohmatsu does not have any interest, direct or indirect, in any assets which have been, since 31 December 2002, being the date to which the last published audited accounts of the Company were made up, acquired or disposed of by or leased to any member of the Group.

11. Qualifications of Experts

The following are the qualifications of the professional advisers who have given opinions or advice contained in this circular:

Names	Qualifications
Deloitte Touche Tohmatsu	Certified public accountants

12. Miscellaneous

(a) The Company Secretary is Louis C W Ho.

(b) The registered office and head office of the Company is 161 Queen's Road Central, Hong Kong.

(c) Computershare Hong Kong Investor Services Limited, the share registrar of the Company, is located at Rooms 1901-5, 19/F, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong.

(d) The English text of this circular shall prevail over the Chinese text.

13. Documents available for inspection

Copies of the following documents will be available for inspection at Freshfields Bruckhaus Deringer, 11th Floor, Two Exchange Square, Hong Kong during normal business hours on any business day from the date of this circular until 25 September 2003:

(a) the Share Purchase Agreement;

(b) the memorandum and articles of association of the Company;

(c) the Company's annual reports containing its audited consolidated financial statements for the years ended 31 December 2001 and 31 December 2002;

(d) the consolidated unaudited financial statements of the Group for the six month period ended 30 June 2003;

(e) the material contract referred to in paragraph 6 of this Appendix;

(f) the letter of consent referred to in paragraph 10 of this Appendix; and

(g) the accountants' report from Deloitte Touche Tohmatsu dated 1 September 2003, the text of which is set out in Appendix I to this circular.

閣下如對本通函任何方面或應採取之行動**有任何疑問**，應諮詢　閣下之股票經紀或其他註冊證券商、銀行經理、律師、專業會計師或其他專業顧問。

閣下如已將名下全部永亨銀行有限公司股份**售出或轉讓**，應立即將本通函送交買主或承讓人，或經手買賣之銀行、股票經紀或其他代理商，以便轉交買主或承讓人。

本通函僅供參考之用，並不構成銷售或購買任何證券之要約或邀請。

永亨銀行有限公司

(於香港註冊成立之有限公司)

主要交易

永亨銀行有限公司之財務顧問

Morgan Stanley

摩根士丹利添惠亞洲有限公司

董事會函件載於本通函第3至8頁。

二零零三年九月一日

於本通函內，除文義另有所指外，下列詞彙之釋義如下：

「收購事項」	指	有條件收購浙江第一銀行全部已發行股本
「銀行業條例」	指	銀行業條例(香港法例第155章)
「BNYIFC」	指	BNY International Financing Corp.，美國紐約銀行集團全資附屬公司，持有本公司已發行股本約25.1%
「董事會」	指	本公司董事會
「浙江第一銀行」	指	浙江第一銀行有限公司，於香港註冊成立之有限公司，並為瑞穗之全資附屬公司
「浙江第一銀行集團」	指	浙江第一銀行及其不時之附屬公司
「浙一財務」	指	浙一財務有限公司，於香港註冊成立之有限公司，並為浙江第一銀行之全資附屬公司
「浙江第一證券」	指	浙江第一證券有限公司，於香港註冊成立之有限公司，並為浙江第一銀行之全資附屬公司及聯交所參與者
「浙江盧森堡」	指	浙江第一銀行(盧森堡)有限公司，於盧森堡註冊成立之公司，並為浙江第一銀行之全資附屬公司
「合併後集團」	指	本集團及浙江第一銀行集團
「公司條例」	指	公司條例(香港法例第32章)
「本公司」	指	永亨銀行有限公司，於香港註冊成立之有限公司，其股份在聯交所上市
「交易完成」	指	完成收購事項
「同意股東」	指	(a) BNYIFC； (b) 保定有限公司(附註1)； (c) YKF Trustee Holding Inc.(附註1)； (d) 泰華置業有限公司(附註1)； (e) 馮鈺斌； (f) 馮鈺聲； (g) Tessel Inc.(附註1)；及 (h) Yuhan Limited(附註2) 附註1：由馮鈺斌、馮鈺聲、何志偉之配偶及其他人士實益擁有

		附註2：由本公司前董事廖國祐實益擁有
「董事」	指	本公司董事，包括本公司之獨立非執行董事
「本集團」	指	本公司及其不時之附屬公司
「期交所」	指	香港期貨交易所有限公司
「香港公認會計原則」	指	香港公認會計原則
「金管局」	指	香港金融管理局，根據外滙基金條例(香港法例第66章)第5A條委任
「港幣」	指	港元，香港之法定貨幣
「洪富投資」	指	洪富投資有限公司，於香港註冊成立之有限公司，並為浙江第一銀行之全資附屬公司及香港期交所參與者
「香港」	指	中華人民共和國香港特別行政區
「香港人壽」	指	香港人壽有限公司，於香港註冊成立之有限公司，其約16.67%已發行股本由浙江第一銀行擁有
「最後實際可行日期」	指	二零零三年八月二十七日，即本通函付印前就確定其中所載若干資料而言之最後實際可行日期
「上市規則」	指	聯交所證券上市規則
「瑞穗」	指	瑞穗銀行集團，於日本註冊成立之公司
「摩根士丹利」	指	摩根士丹利添惠亞洲有限公司，根據證券及期貨條例之註冊投資顧問及註冊證券商
「備考經調整有形資產淨值」	指	如本通函附錄五第2.1段所述，合併後集團於二零零二年十二月三十一日結算日之備考未經審核經調整綜合有形資產淨值
「備考未經審核經調整有形資產淨值」	指	如本通函附錄五第2.2段所述，合併後集團於二零零三年六月三十日結算日之備考未經審核經調整綜合有形資產淨值
「證券及期貨條例」	指	證券及期貨條例(香港法例第571章)
「股份」	指	本公司股本中每股面值一港元之股份
「股份購買協議」	指	本公司及瑞穗於二零零三年七月三十一日就收購事項而訂立之協議
「證監會」	指	香港證券及期貨事務監察委員會
「股東」	指	本公司股東
「聯交所」	指	香港聯合交易所有限公司

永亨銀行有限公司

(根據公司條例於香港註冊成立之有限公司)

董事長：
馮鈺斌博士

註冊辦事處：
香港
皇后大道中一六一號

董事：
劉漢銓太平紳士GBS*
鄭漢鈞博士GBS, JP*
李國賢太平紳士*
任宜正先生
馮鈺聲先生(執行董事)
何志偉先生(執行董事)
何子珍先生*
王家華先生(副行政總裁)
Alan R Griffith先生
Kenneth A Lopian先生

* 獨立非執行董事

敬啟者：

主要交易

收購浙江第一銀行有限公司
全部已發行股本

1. 緒言

於二零零三年八月一日，董事會公佈，本公司已訂立股份購買協議，據此，本公司同意收購，而瑞穗同意出售浙江第一銀行全部已發行股本，惟須待若干條件達成(或獲豁免)後，方可作實。浙江第一銀行之總購買價為港幣4,800,000,000元，當中部份將以浙江第一銀行在緊接交易完成前支付予瑞穗之現金股息支付，而餘款則將於交易完成時以現金支付。

根據上市規則，收購事項構成本公司之一項主要交易。然而，同意股東已書面批准進行收購事項，根據上市規則，收購事項毋須取得本公司股東在股東大會上之批准。

就收購事項而言，摩根士丹利為本公司之財務顧問。

本函件旨在向 閣下提供有關收購事項之其他資料。

2. 收購事項

一般資料

本公司有意收購浙江第一銀行之原因載於下文「進行收購事項之原因及好處」一節。

收購事項涉及由瑞穗向本公司出售浙江第一銀行之全部已發行股本，總購買價為港幣4,800,000,000元。交易完成須待下文詳述之若干條件達成（或獲豁免）後，方可作實。交易完成時，浙江第一銀行將成為本公司之全資附屬公司。

收購事項之條款（包括購買價）乃經公平基準磋商後達成，為正常商業條款，包括向本公司作出之聲明及保證、違反該等聲明及保證須承擔之責任條文規定、完成前瑞穗作出之承諾及本公司可終止股份購買協議之情況。瑞穗亦已向本公司以稅務契諾之方式提供保障。收購事項之購買價經考慮多項因素，包括預計浙江第一銀行可向合併後集團作出之溢利貢獻、浙江第一銀行集團之資產質素、其增長前景、其盈利潛力、該行各市場之競爭優勢及有關估值基準。

浙江第一銀行之購買價，相當於浙江第一銀行於二零零二年十二月三十一日之已公佈經審核綜合資產淨值港幣3,940,600,000元之1.22倍。

董事會認為，本公司應付浙江第一銀行之購買價及收購事項之其他條款為公平合理，而收購事項符合本公司及其股東之最佳利益。

收購事項之融資

收購事項之總購買價為港幣4,800,000,000元，當中部份將以浙江第一銀行在緊接交易完成前支付予瑞穗之現金股息支付，預期不少於港幣1,000,000,000元，而餘款則將於交易完成時由本公司以現金支付。就代價之現金部份而言，部份將由本公司之內部資源提供，而餘款則由本公司發行次級債券所得款項支付。

完成收購事項之條件

收購事項須待（其中包括）下列各項條件均達成（或獲豁免）後方告完成：

(a) 金管局根據銀行業條例第70條批准或於有關期間內不予反對本公司及其任何控股公司或其他控權人成為浙江第一銀行及浙一財務各方之大股東控權人（定義見銀行業條例），以及本公司擬於交易完成時委任之浙江第一銀行及浙一財務行政總裁及董事獲金管局根據銀行業條例第71條批准出任有關職位；

(b) 證監會批准如股份購買協議所預計本公司及其任何控股公司或其他控權人成為下列各方之主要股東(定義見證券及期貨條例)：

(i) 浙江第一銀行；

(ii) 浙江第一證券；及

(iii) 洪富投資；

(c) 香港保險業監督批准或於有關期間內不予反對如股份購買協議所預計本公司及其任何控股公司或其他控權人成為香港人壽之控權人(定義見香港法例第41章保險公司條例)；

(d) 如股份購買協議所預計浙江第一證券之控股權變動事宜(定義見聯交所規則第317條)獲聯交所批准；

(e) 如股份購買協議所預計洪富投資之控股權變動事宜(定義見期交所之規則、規例及程序)獲期交所批准；

(f) 瑞穗已於盧森堡作出所需通知，表明其將自交易完成之日起，不再是浙江盧森堡之重大間接股東；

(g) 本公司已於盧森堡作出所需通知，表明其將自交易完成之日起，成為浙江盧森堡之重大間接股東，並獲盧森堡有關機構批准成為浙江盧森堡之重大間接股東；及

(h) 根據上市規則第14章之有關規定，收購事項獲過半數股東在股東大會上或透過書面形式批准。

預期股份購買協議將於上述條件均獲履行或豁免(視情況而定)後第五個營業日前完成。

倘上述條件未能於二零零三年九月二十二日前達成(或獲豁免)，除股份購買協議另有規定或本公司與瑞穗另有協定者外，否則股份購買協議將告失效，而本公司或瑞穗均不得向另一方提出任何索償，惟於協議終止前已產生之任何權利及責任除外。

3. 有關浙江第一銀行集團之資料

浙江第一銀行於一九五零年八月十一日註冊成立，為一家香港有限公司。其全部已發行股本由瑞穗實益擁有。浙江第一銀行為香港持牌銀行。於二零零二年十二月三十一日，其綜合資產總值為港幣27,757,400,000元。

浙江第一銀行及其附屬公司之主要業務包括銀行及相關金融服務，有關服務乃透過香港分行網絡，以及盧森堡及美國之各分行或辦事處提供予公司及個人客戶。浙江第一銀行為持牌銀行，可於香港經營銀行業務，分別在香港設有17間分行、在三藩市設有一間分行，在盧森堡設有一間全資附屬公司及在上海開設一間代表辦事處。浙江第一銀行提供商

業銀行之各種一般服務，其附屬公司之主要業務包括金融服務、代理人服務、物業投資、信託服務、證券買賣、期貨買賣、物業代理和銀行及有關金融服務。

於二零零二年十二月三十一日，浙江第一銀行擁有綜合資產總值港幣27,757,400,000元、股東權益港幣3,940,600,000元、貸款總額港幣13,350,900,000元及客戶存款總額港幣22,204,600,000元。截至二零零二年及二零零一年十二月三十一日止年度，浙江第一銀行之除稅前綜合純利分別為港幣251,700,000元及港幣260,600,000元。截至二零零二年及二零零一年十二月三十一日止年度之除稅後綜合純利分別為港幣207,200,000元及港幣221,000,000元。

4. 進行收購事項之原因及好處

董事預期，進行收購事項將可帶來以下好處：

- *加強收益*。董事預期，合併後集團於進行收購事項後之收益將會增加，主要由於能更積極進取地管理浙江第一銀行之財資資產，並交叉銷售產品從而擴大客戶基礎。中期而言，董事亦計劃在本公司或浙江第一銀行於香港目前未有提供足夠服務地點開設多間新分行，並將整頓現有分行分佈，將多間分行集中之地區員工調往新分行提供服務。

  於二零零二年十二月三十一日，浙江第一銀行持有現金及短期銀行同業存款港幣13,100,000,000元。董事有意於交易完成時將這些大部分流動資產調配至高收益資產類別。

  董事預期，收益總額全面增加，將可抵銷由於進行收購事項導致之任何客戶流失。

- *節省成本*。董事相信，削減重疊之總部物業及後勤辦事處、科技支援及業務處理，以及整頓和優化香港分行及自動櫃員機網絡，將可節省大量成本。大型銀行具有經濟規模效益，能更佳地善用科技以提升營運效率及改善客戶服務，包括提供電話及網上銀行服務等交易途徑。

  董事以節省成本之餘而不會影響客戶服務質素為目標。董事知悉，截至二零零二年十二月三十一日止年度，本公司及浙江第一銀行之成本與收入比率分別為32%及55%。

- *提升競爭優勢*。合併後集團相對本公司或浙江第一銀行目前而言，將享有較大市場份額及更具競爭優勢。增加之規模將會擴闊客戶層面，並有能力於宣傳推廣及廣告開支和推出新產品及服務方面取得更高營運效率。

  增加管理資源。董事相信，加入浙江第一銀行管理隊伍，將代表合併後集團可運用之人材群加入寶貴新血，應付艱巨挑戰，並從現有市場及(於合適機會出現時)越來越多從中國出現之未來增長機會獲益。

基於預期可享有之好處及預計低利息成本環境，董事相信，收購浙江第一銀行將加強本公司之未來每股盈利及股東回報，並因此認為進行收購事項符合本公司及其股東之最佳利益。

5. 未來計劃

本公司計劃，浙江第一銀行及本公司將於交易完成後初期以獨立實體營運，並於二零零四年底將浙江第一銀行完全與本公司整合及合併。

本公司有意確保於交易完成後延續浙江第一銀行之管理層。就此而言，孔祥勉博士表示願意繼續擔任浙江第一銀行董事長兼董事，而孔令成則表示願意繼續擔任浙江第一銀行副總經理兼董事。此外，本公司有意於交易完成後委任王家華先生、馮鈺聲先生及阮少智先生為董事，並委任李國賢先生為獨立非執行董事。目前預計，除孔祥勉博士及孔令成先生將擔任執行董事，及董建成先生將繼續擔任浙江第一銀行之獨立非執行董事外，浙江第一銀行之其他現有董事將於交易完成時辭任。

由本公司及浙江第一銀行雙方之代表組成之合併執行隊伍已告成立，負責籌備於交易完成後整合浙江第一銀行集團與永亨銀行集團。本公司亦計劃於需要時外聘顧問協助整合兩個集團之業務。

本公司已向BNYIFC承諾，採取BNYIFC可能要求關於浙江第一銀行之三藩市存管代理之一切步驟，於浙江第一銀行成為本公司之全資附屬公司後，處理由於BNYIFC持有本公司之25%股權而可能影響BNYIFC之美國規管事宜。步驟可能包括重組或終止浙江第一銀行之三藩市存管代理業務。截至二零零二年十二月三十一日止年度，浙江第一銀行之三藩市存管代理除稅前溢利約為港幣5,000,000元。董事相信，任何該等步驟將不會對合併後集團或浙江第一銀行集團之業務或盈利能力有重大不利影響。

6. 進行收購事項之財務影響

附錄五載列合併後集團之備考資產負債表，乃根據本集團於二零零二年十二月三十一日之經審核綜合資產淨值及摘錄自本通函附錄一之會計師報告之浙江第一銀行集團於二零零二年十二月三十一日之經審核綜合資產淨值編製，假設(其中包括)收購事項之交易完成將於二零零二年十二月三十一日作實，並考慮到為反映收購事項而作出之若干調整之影響。備考經調整有形資產淨值約為港幣4,972,000,000元，相當於每股股份約港幣16.94元，相對於並未就收購事項作出調整，於二零零二年十二月三十一日則為每股股份約港幣21.66元。

如備考報表所示，本集團於進行收購事項後之備考有形資產淨值將為港幣4,972,000,000元，而進行收購事項前則為港幣6,355,000,000元。

7. 前景

於二零零三年八月十四日，本公司公佈其截至二零零三年六月三十日止六個月之未經審核綜合中期業績。此六個月期間之中期報告已於二零零三年九月一日寄發予股東。中期業績亦已轉載於附錄四。

董事相信，進行收購事項將擴大本集團香港銀行業務之市場份額。截至二零零二年十二月三十一日止年度，浙江第一銀行集團之經營收入為港幣647,200,000元，而本公司同期之經營收入則為港幣1,837,600,000元。擴大本公司業務之範圍及規模，將為本公司帶來多項策略效益，詳情載於本通函第6頁「進行收購事項之原因及好處」一節。進行收購事項將重申本公司為客戶和股東提供最高價值之長期承諾。

8. 股東批准

同意股東（就上市規則而言為一群緊密聯繫之股東，並合共持有本公司已發行股本約50.61%）已根據上市規則第14.10條之規定書面批准進行收購事項。概無同意股東須於就進行收購事項之議決投票時棄權。因此，將不會召開股東特別大會以批准進行收購事項。

9. 其他資料

董事注意到，上市規則第14.16(4)條規定，申報會計師申報最近期財政期間之結算日期，不得超過通函發出日期前六個月。然而，董事確認，已對浙江第一銀行集團作出充份盡職審查，確保除本通函所披露者外，截至本通函刊發日期為止，並無事件將會對附錄一所載浙江第一銀行之會計師報告所示資料造成重大影響。此外，附錄三載有浙江第一銀行集團截至二零零三年六月三十日止六個月之未經審核中期業績。本公司亦將於經審核業績編製完成後，以報章公佈方式向股東提供浙江第一銀行集團截至二零零三年六月三十日止六個月之經審核中期業績。本公司已向聯交所申請，並已獲得批准豁免嚴格遵守上市規則第14.16(4)條有關附錄一所載浙江第一銀行會計師報告之規定。本公司亦向聯交所申請，並已獲得批准豁免遵守上市規則附錄1B第30段，有關本通函須載於本集團具備充足營運資金聲明之規定。

務請　閣下垂注本通函各附錄所載其他資料。

此致

列位股東　台照

承董事會命
永亨銀行有限公司
董事長
馮鈺斌
謹啟

二零零三年月九月一日

德勤•關黃陳方會計師行
Certified Public Accountants
26/F, Wing On Centre
111 Connaught Road Central
Hong Kong
香港中環干諾道中111號
永安中心26樓

Deloitte Touche Tohmatsu

敬啟者：

吾等已查閱浙江第一銀行有限公司(「浙江第一銀行」))及其附屬公司(「以下統稱為「浙江第一銀行集團」)截至二零零二年十二月三十一日止三個年度各年(「有關期間」)之經審核財務報告，以供納入由永亨銀行有限公司(「永亨銀行」)於二零零三年九月一日刊發之通函(「通函」)，該通函乃關於永亨銀行擬收購浙江第一銀行全部已發行股本之主要交易。

吾等已根據香港會計師公會建議之「招股章程及申報會計師」核數準則進行查閱。

吾等於本報告涵蓋之整個有關期間擔任浙江第一銀行及其所有附屬公司之核數師。

根據永亨銀行與瑞穗銀行集團(「瑞穗」)於二零零三年七月三十一日訂立之有條件收購協議(「收購協議」)，永亨銀行已同意收購浙江第一銀行之全部已發行股本，代價為港幣四十八億元。

載於下文第A至B節為有關期間之財務資料，乃依據浙江第一銀行集團之經審核綜合財務報告(「相關財務報告」)編製，並已作出吾等認為適當之調整。

相關財務報告須由浙江第一銀行批准其刊發之董事負全責。永亨銀行之董事須對已收錄本報告之通函之內容負責。吾等之責任乃從相關財務報告編製本報告所載之財務資料、對財務資料發表意見，並向　閣下呈報吾等之意見。

吾等認為，就本報告而言，財務資料能真實及公平地反映浙江第一銀行集團於二零零零年、二零零一年及二零零二年十二月三十一日之財務狀況，以及浙江第一銀行集團於有關期間之業績及現金流量。

A. 財務資料

綜合損益表

	附註	截至十二月三十一日止年度 二零零零年 港幣千元 （重報）	 二零零一年 港幣千元 （重報）	 二零零二年 港幣千元
利息收入		2,128,188	1,387,297	806,559
利息支出		(1,355,542)	(819,904)	(332,527)
利息收入淨額		772,646	567,393	474,032
手續費收入		112,629	97,883	117,116
手續費支出		(4,417)	(3,816)	(3,679)
手續費收入淨額		108,212	94,067	113,437
其他營運收入	5	110,527	32,505	59,766
營運收入		991,385	693,965	647,235
營運支出	6	(437,066)	(402,725)	(357,649)
		554,319	291,240	289,586
壞賬及呆賬支出				
－一般準備	13	－	－	(390)
－特殊準備	13	(37,406)	(27,787)	(31,957)
出售固定資產（損失）收益		(5,783)	1,639	(1,571)
重估銀行行址減值		－	(4,462)	－
營運溢利		511,130	260,630	255,668
所佔共同控制個體業績淨額		－	－	(3,925)
除税前溢利		511,130	260,630	251,743
税項	8	(77,532)	(39,593)	(44,559)
股東應佔溢利		433,598	221,037	207,184
每股盈利	10	港幣17.34元	港幣8.84元	港幣8.29元

綜合資產負債表

	附註	於十二月三十一日 二零零零年 港幣千元 (重報)	二零零一年 港幣千元 (重報)	二零零二年 港幣千元
資產				
現金及短期資金	11	10,117,191	10,051,014	9,959,167
存放銀行同業及金融機構在一個月至十二個月內到期之存款		4,011,967	3,210,503	3,166,619
持有存款證		89,000	139,000	127,990
應收票據		119,306	152,602	157,253
客戶貸款及其他賬項	12	12,490,718	12,762,262	13,326,171
共同控制個體權益	15	24,500	59,500	36,575
證券投資	16	524,670	163,922	319,946
固定資產	17	675,440	686,803	663,676
資產總額		28,052,792	27,225,606	27,757,397
負債				
銀行同業及金融機構之存款及結餘		596,365	654,754	1,167,108
客戶之存款	18	22,138,954	22,095,496	22,204,554
發出存款證		815,000	—	—
應付票據		167,799	120,663	185,566
其他賬項及準備金	19	420,148	490,731	259,599
負債總額		24,138,266	23,361,644	23,816,827
資本來源				
股本	20	1,650,000	2,500,000	2,500,000
儲備		2,264,526	1,363,962	1,440,570
股東資金		3,914,526	3,863,962	3,940,570
負債及資本來源總額		28,052,792	27,225,606	27,757,397

資產負債表

	附註	於十二月三十一日 二零零零年 港幣千元 (重報)	二零零一年 港幣千元 (重報)	二零零二年 港幣千元
資產				
現金及短期資金	11	9,691,871	9,731,541	9,861,212
存放銀行同業及金融機構在一個月至十二個月內到期之存款		3,655,936	2,958,168	3,166,619
持有存款證		89,000	139,000	127,990
應收票據		119,306	152,602	157,253
客戶貸款及其他賬項	12	12,477,223	12,748,789	13,312,496
附屬公司欠款		294,530	123,995	110,720
投資於附屬公司	14	146,907	146,907	146,907
共同控制個體權益	15	24,500	59,500	59,500
證券投資	16	471,000	163,922	319,946
固定資產	17	372,888	448,134	455,209
資產總額		27,343,161	26,672,558	27,717,852
負債				
銀行同業及金融機構之存款及結餘		596,365	654,754	1,167,108
客戶之存款	18	20,865,779	20,921,090	21,442,217
發出存款證		815,000	—	—
應付票據		167,799	120,663	185,566
其他賬項及準備金	19	393,365	464,185	229,770
附屬公司存款		920,103	911,455	950,123
負債總額		23,758,411	23,072,147	23,974,784
資本來源				
股本	20	1,650,000	2,500,000	2,500,000
儲備	21	1,934,750	1,100,411	1,243,068
股東資金		3,584,750	3,600,411	3,743,068
負債及資本來源總額		27,343,161	26,672,558	27,717,852

綜合權益變動表

	股本	普通儲備	股息儲備	建議派送紅股	資本儲備	投資性房地產重估儲備	房地產重估儲備	保留溢利	合計
	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元
二零零零年一月一日餘額									
－如前滙報	1,000,000	1,350,000	–	650,000	15,000	64,187	253,981	199,207	3,532,375
－前期調整									
－附註2a	–	–	155,000	–	–	–	–	–	155,000
－附註2b	–	–	–	–	–	–	–	(3,926)	(3,926)
－重報	1,000,000	1,350,000	155,000	650,000	15,000	64,187	253,981	195,281	3,683,449
估價減值	–	–	–	–	–	(11,522)	–	–	(11,522)
損益表未確認之滙兑調整	–	–	–	–	–	–	–	301	301
在損益表上未確認之淨(虧損)／收益	–	–	–	–	–	(11,522)	–	301	(11,221)
派送紅股六百五十萬股普通股	650,000	–	–	(650,000)	–	–	–	–	–
轉撥自普通儲備以派送紅股	–	(850,000)	–	–	–	–	–	850,000	–
本年度溢利	–	–	–	–	–	–	–	433,598	433,598
分配：									
已派中期股息	–	–	36,300	–	–	–	–	(36,300)	–
擬派末期股息	–	–	181,500	–	–	–	–	(181,500)	–
建議派送紅股	–	–	–	850,000	–	–	–	(850,000)	–
撥入普通儲備	–	150,000	–	–	–	–	–	(150,000)	–
一九九九年末期股息	–	–	(155,000)	–	–	–	–	–	(155,000)
二零零零年中期股息	–	–	(36,300)	–	–	–	–	–	(36,300)
二零零一年一月一日餘額	1,650,000	650,000	181,500	850,000	15,000	52,665	253,981	261,380	3,914,526
估價減值	–	–	–	–	–	(21,530)	(33,534)	–	(55,064)
滙兑調整	–	–	–	–	–	–	–	(37)	(37)
已變現出售物業	–	–	–	–	–	–	(3,010)	3,010	–
在損益表上未確認之淨(虧損)／收益	–	–	–	–	–	(21,530)	(36,544)	2,973	(55,101)
派送紅股八百五十萬股普通股	850,000	–	–	(850,000)	–	–	–	–	–
本年度溢利	–	–	–	–	–	–	–	221,037	221,037
分配：									
已派中期股息	–	–	35,000	–	–	–	–	(35,000)	–
擬派末期股息	–	–	75,000	–	–	–	–	(75,000)	–
撥入普通儲備	–	100,000	–	–	–	–	–	(100,000)	–
二零零零年末期股息	–	–	(181,500)	–	–	–	–	–	(181,500)
二零零一年中期股息	–	–	(35,000)	–	–	–	–	–	(35,000)
二零零二年一月一日餘額	2,500,000	750,000	75,000	–	15,000	31,135	217,437	275,390	3,863,962
估價減值	–	–	–	–	–	(21,567)	(65)	–	(21,632)
滙兑調整	–	–	–	–	–	–	–	29	29
已變現出售物業	–	–	–	–	–	–	(711)	711	–
在損益表上未確認之淨收益(虧損)	–	–	–	–	–	(21,567)	(776)	740	(21,603)
已變現出售投資物業	–	–	–	–	–	1,027	–	–	1,027
本年度溢利	–	–	–	–	–	–	–	207,184	207,184
分配：									
已派中期股息	–	–	35,000	–	–	–	–	(35,000)	–
擬派末期股息	–	–	68,000	–	–	–	–	(68,000)	–
二零零一年末期股息	–	–	(75,000)	–	–	–	–	–	(75,000)
二零零二年中期股息	–	–	(35,000)	–	–	–	–	–	(35,000)
二零零二年十二月三十一日餘額	2,500,000	750,000	68,000	–	15,000	10,595	216,661	380,314	3,940,570

綜合現金流量表

	截至十二月三十一日止年度		
	二零零零年	二零零一年	二零零二年
	港幣千元 (重報)	港幣千元 (重報)	港幣千元
經營活動			
營運溢利	511,130	260,630	255,668
調整之項目：			
壞賬及呆賬準備支出	37,406	27,787	32,347
折舊	38,007	46,226	51,520
出售固定資產損失(收益)	5,783	(1,639)	1,571
重估銀行行址減值	–	4,462	–
證券投資之股息收入	(1,540)	(2,051)	(1,830)
營運資金變動前之經營活動現金流量	590,786	335,415	339,276
存放在銀行同業及金融機構於三個月後到期存款之減少	533,247	408,817	435,863
存款證之減少(增加)	285,000	(50,000)	11,010
應收票據之(增加)減少	64,589	(33,296)	(4,651)
客戶貸款及其他賬項之(增加)減少	2,735,965	(285,435)	(605,602)
其他投資之減少(增加)	(57,660)	360,700	–
銀行同業及其他金融機構，於三個月後到期之存款及結存之增加(減少)	(448,930)	(200,000)	102,869
客戶之存款之增加(減少)	1,541,160	(43,458)	109,058
已發行存款證之減少	(1,216,416)	(815,000)	–
應付票據之增加(減少)	15,513	(47,136)	64,903
其他賬項及準備金之(減少)增加	16,664	80,433	(233,304)
滙兑調整	71	(30)	2,048
經營活動產生(使用)之現金	4,059,989	(288,990)	221,470
已繳香港利得税	(85,123)	(68,773)	(17,462)
已繳海外利得税	(511)	(1,211)	(381)
已退利得税	1,303	6,645	1,778
經營活動產生(使用)之現金淨額	3,975,658	(352,329)	205,405
投資活動			
買入固定資產	(100,778)	(121,598)	(57,173)
買入共同控制個體	(2,500)	(35,000)	–
買入持至期滿之債券	–	(38,984)	(156,024)
售出持至期滿之債券所得	38,620	39,032	–
售出固定資產所得	7,607	6,115	6,609
證券投資之股息收入	1,540	2,051	1,830
投資活動現金使用淨額	(55,511)	(148,384)	(204,758)

	截至十二月三十一日止年度		
	二零零零年	二零零一年	二零零二年
	港幣千元 (重報)	港幣千元 (重報)	港幣千元
融資活動			
已派股息	(191,300)	(216,500)	(110,000)
融資活動現金使用淨額	(191,300)	(216,500)	(110,000)
現金及等同現金項目之(減少)增加淨額	3,728,847	(717,213)	(109,353)
一月一日現金及等同現金項目	8,380,109	12,108,956	11,391,743
十二月三十一日現金及等同現金項目	12,108,956	11,391,743	11,282,390
現金及等同現金項目之結餘分析			
現金及短期資金	10,117,191	10,051,014	9,959,167
存放在銀行同業及金融機構，存款期在三個月之內	2,388,130	1,995,483	2,387,462
銀行同業及其他金融機構付款及餘額，還款期在存款日起計三個月之內	(396,365)	(654,754)	(1,064,239)
	12,108,956	11,391,743	11,282,390

B. 財務資料附註

1. 概論

浙江第一銀行為一家在香港註冊之公眾有限公司，及香港銀行業條例下一家持牌銀行，其最終控股公司為在日本註冊成立及上市之Mizuho Holdings, Inc.，其直接控股公司是在日本註冊成立之Mizuho Corporate Bank, Ltd.。

2. 會計實務準則之採納

a. 截至二零零一年十二月三十一日止年度，浙江第一銀行集團首次採納香港會計師公會發出之多項新增及修訂會計實務準則（「會計實務準則」）。採納該等會計實務準則導致浙江第一銀行集團會計政策之若干變動。修訂會計政策載於附註3。此外，新增及修訂會計實務準則引入額外及修訂披露規定，而該等財務報告已採納該等披露規定。截至二零零零年十二月三十一日止年度之比較數字已重報以達致統一之呈報。

採納新增及修訂會計實務準則導致浙江第一銀行集團之會計政策有以下變動，從而影響於前期間及截至二零零一年十二月三十一日止年度申報之款額。

於資產負債表結算日後擬派或宣派之股息

根據會計實務準則第九條（修訂）「資產負債表結算日後事項」，於資產負債表結算日後擬派或宣派之股息並不會於資產負債表結算日確認為負債，但會在權益變動表內披露作為獨立權益。這項會計政策之變動已被追溯採納，及導致於二零零零年一月一日之股息儲備之年初結餘增加港幣一億五千五百萬元。

租賃

根據會計實務準則第十四條（修訂）「租賃」，融資租賃所得之融資收入確認基準已由現金投資淨額法改為投資淨額法。融資租賃收入因此分配至有關會計期間，以反映來自浙江第一銀行集團融資租賃投資淨額之定期回報。會計政策之變動已被追溯採納，但對浙江第一銀行集團之業績並無影響。

b. 於截至二零零二年十二月三十一日止年度，浙江第一銀行集團首次採納了香港會計師公會多項新增及修訂之會計實務準則如下：

會計實務準則第一條（修訂）	財務報表之列報
會計實務準則第十一條（修訂）	外幣折算
會計實務準則第十五條（修訂）	現金流量表
會計實務準則第三十四條	僱員福利

會計實務準則第一條（修訂）增加了權益變動表的列報方式。因採納了會計實務準則第一條（修訂），權益變動表的列報方式有所改變。

因採納了會計實務準則第十一條「外幣折算」的新規定，本期間浙江第一銀行集團不再如以往期間般按結算日滙率折算海外公司之損益賬。此等折算需按期間內平均滙率折算。此一會計政策轉變並未對截至二零零二年十二月三十一日止三個年度及以往會計期間之業績構成任何重大影響。

因採納了會計實務準則第十五條(修訂)，改變了現金流量表的列報方式。按會計實務準則第十五條(修訂)，將現金流量分為三大分類，分別為經營活動、投資活動及融資活動。而於往年則將現金流量分為五大分類。從前股息是一獨立分類，現在卻包括在投資活動及融資活動。除非可以分別歸類為投資活動或融資活動，因税款而產生的現金流量將包括於經營活動之內。

會計實務準則第三十四條確立了僱員福利，包括僱員退休福利計劃的計算方法。採用會計實務準則第三十四條的主要影響在於確認僱員累積有薪休假，於二零零二年一月一日前之期間，僱員有薪休假的支出是在其行使休假時入賬。根據會計實務準則第三十四條，僱員有薪休假支出應在僱員提供服務以有權獲得將來有薪休假時入賬。此一會計政策之轉變，使二零零零年一月一日的保留溢利減少了港幣三百九十二萬六千元。而且亦減少了截至二零零零年十二月三十一日止年度之溢利達港幣七十八萬六千元，減少了截至二零零一年十二月三十一日止年度之溢利達港幣三十七萬六千元，並增加了截至二零零二年十二月三十一日止年度之溢利達港幣六十二萬一千元。

3. 主要會計政策

此財務報告乃根據歷史成本會計法編製，並以某些物業及投資證券的重估價值作出修訂。

此財務報告乃按照香港普遍接納的會計實務準則編製，所採納之主要會計政策如下：

綜合根據

此綜合財務報告包含浙江第一銀行及其全資附屬公司於每年截至十二月三十一日止年度所編製之財務報告。

在年度內所收購及售出之附屬公司，其收購後或售出前之業績將包括於綜合損益表內。

浙江第一銀行集團內各公司間有關之重大交易及餘額，均在綜合計算中互相抵銷。

收入確認

應收之利息收入已確認於損益賬上。凡契約性償付本息的債務，拖欠超過兩月者，不論其擔保品可變現價值如何，其利息收入暫停列入應計利息項內。

當利息被列入暫記賬或停止計算應計利息後，除非借款人已將所欠本息清還，及在可見之將來有力履行其全部債務，始將應計利息恢復列入損益賬上。

費用及手續費在應收時入賬，如所收費用係包括對客戶作持續性服務或承擔連續性之風險，或其本質為利息收入，則在此等情況下，其費用根據其有關時期之適當的基準而確認。

當浙江第一銀行集團之權益確定時，投資之股息收入，即可入賬。

投資於附屬公司

附屬公司指浙江第一銀行直接或間接持有過半數之已發行股本，或控制過半數投票權或浙江第一銀行有權任免其董事會成員之公司。

浙江第一銀行在附屬公司之投資，在浙江第一銀行資產負債表上，以成本值減除耗蝕入賬。

共同控制個體

共同控制個體是指浙江第一銀行集團與其他人士以合營協議方式成立的獨立個體，而各方均擁有權益。

在綜合資產負債表內，浙江第一銀行集團之共同控制個體權益以資產淨值減除任何確定耗蝕損失列賬，而綜合損益賬則包括浙江第一銀行集團於收購後所佔共同控制個體之業績入賬。

浙江第一銀行之共同控制個體投資是以成本值減除任何耗蝕損失列賬。浙江第一銀行將共同控制個體之業績按已收及應收股息入賬。

固定資產及折舊

投資性房地產以外之固定資產按成本值或估值減累積折舊及耗蝕入賬。

資產負債表上之銀行行址，以其重估數值入賬，係以其在重估日之公平價值，減除累積折舊及耗蝕損失後入賬。重估由合格專業測量師定期進行，以確保賬面值與公平價值並無偏差。

由重估銀行行址所產生之盈餘，先在損益賬上將該資產過往重估時產生之虧損抵銷，然後列入房地產重估儲備賬內。如重估時產生虧損，先將過往重估盈餘抵銷，然後列入損益賬。日後如該重估資產出售或報廢時，其歸屬於重估部份，則列入保留溢利賬上。

固定資產，以其估計可使用期限，並考慮及其剩餘價值，將其成本值或估值按直線法折舊：

租賃土地	按契約年期
建築物	百分之二至百分之五
其他房地產	由買入日期起，分十八年攤銷
其他固定資產	百分之五至百分之二十

當資產被出售或報廢時，其產生之收益或損失，決定於其售價與其賬面數字，確認於損益賬上。

投資性房地產

投資性房地產乃指具投資潛質，已完成之房地產，有基於各自利益協議之租金收益。

投資性房地產，於結算日由合格之專業測量師根據公開市值估價。由重估產生之任何盈餘或虧損，列入投資性房地產重估儲備賬上。如儲備賬上之結餘，不足以抵銷其重估之虧損，其不敷之數則列入損益賬。過往之虧損經列入損益賬，而其後重估時產生盈餘，則其相等於過往虧損已扣除部份之盈餘，可列入損益賬作收益。

投資性房地產出售後之盈虧，以其出售價減除其賬面值計算。撥出過往重估溢價，由投資性房地產重估儲備賬轉入損益賬之部份，以決定出售此項投資性房地產之損益。

耗蝕

浙江第一銀行集團於結算日將審查資產賬面價值以決定是否有耗蝕情況產生。若浙江第一銀行集團預期資產不能回復賬面值時，將以回購價取代賬面價並將耗蝕損失即時作開支入賬。除非該資產沿用另一會計準則以重估方法入賬，而耗蝕則論作重估減值。

當耗蝕損失情況於日後獲得改善時，該資產將會以重新估計的回購價入賬，唯不能超出於從前確認的耗蝕損失，而轉回的經已確認的耗蝕，立即以收益入賬，除非另一會計準則以重估方法將轉回的耗蝕數字則計入重估增值賬內。

租賃資產

租賃資產中之財務租賃，即按照協議租予客戶之資產，除法定所有權外，一切與所有權有關之風險及酬報，實質上已給予客戶。財務租賃下應收之租賃款項以浙江第一銀行集團投資淨額計算，包括於貸款及其他賬項內。

財務租賃收入之分配乃按浙江第一銀行集團租賃時期，以使其投資淨額在每一會計時期內產生近似之回報率之方法入賬。

所有其他租賃則列為營業租賃，每年租金收入或開支，根據其租賃年期，按直線法列入損益賬。

外幣

外幣交易按交易當日之兑換率折算。以外幣為單位之貨幣性資產及負債按結算日滙率再折算。滙兑損益列入損益賬。

於編製綜合賬時，海外附屬公司之資產與負債乃按港元以外之貨幣計算，按結算日之滙率折算。收入及支出之項目則按該時期之平均滙率折算。所有因綜合而產生之滙兑差額列入儲備計算。

客戶貸款及其他賬項

客戶之貸款，應計利息及其他賬項，均在減除估計損失之準備金後，列入資產負債表。因鼓勵客戶貸款的現金回贈攤分三年在損益賬內支出。

已按特殊及一般風險，提撥壞賬及呆賬準備金。

特殊性準備係關於貸款中經個別覆核，特別認定為壞賬及呆賬。在決定特殊性準備時，已考慮及預期未來之現金流動、借款人之財政狀況及當前經濟情況等因素。

一般性準備金則對有關貸款中其損失雖然尚未特別認定，但由浙江第一銀行集團放款組合之經驗中已有顯現。要決定此項準備金之水平，管理層須考慮多個因素，包括(但不限於)本地及國際經濟情況、貸款之組合，以及過往貸款損失之經驗等。

提撥準備，係根據該問題貸款之所有抵押品變賣後，若貸款已再無實際機會收回時，尚欠債務將予以注銷。

客戶的信貸風險經由信貸委員會、大額貸款委員會及管理委員會密切監控，並將信貸覆查及監控之職能分授與各有關職員。除純粹樓宇貸款外，對每一貸款客戶每年最少均作一次徹底的覆查，並於整個年度內對問題貸款作出多次之覆查。問題貸款管理委員會則密切監控所有問題貸款，對有關的貸款客戶根據全面信貸評級系統，考慮到以往的償還記錄及財務狀況等因素而作出風險分類。

有特定到期日之放款到期未付，直至年底時，其本金或利息仍未清還者，即列為過期處理。規定分期之貸款，當一次分期過期未付，直至年底仍未清還，即屬過期。通知即還之貸款，當還款通知已發給借款人，但仍未依指示還款，或其貸款仍繼續過額有關時間，均屬過期。

重新安排之貸款，乃指由於借款人之財政狀況惡化，或不能按原訂之還款期還款，而須重新安排或重新協商之貸款。

重新安排之貸款在修改還款條件後，過期三個月以上者，列入過期貸款，不作重新安排貸款。

作為償還貸款而收購之資產，乃列作貸款。在收購日，該等收購資產以貸款之賬面值入賬，並根據以後的減值而作撥備。

證券投資

證券投資以交易日成本基礎作記錄。

浙江第一銀行集團預算持有至期滿之債券，按攤銷後成本減除任何耗蝕損失列賬。債券收益加減認購時之溢價或折讓的攤銷，則列入損益賬。以使從認購日至到期日期間每年達至的回報率相同。

非預算持至期滿之債券則列作投資證券或其他投資。

投資證券，係策略性長期持有性質，當董事會認為其中有永久性耗蝕時，按成本值減除耗蝕列賬。

其他投資以公平價值列賬，其未經變現之增值或減值列損益賬。

稅項

稅項開支乃根據是年度業績，並對不必課稅或不能扣稅之項目作出調整後計算。由於會計上與稅務處理對某些收支項目的時間有所不同，因而產生時差，於財務報告內確認。因時差而造成之稅務影響按照負債法計算。並在財務報告內，確認為遞延稅項，惟以在可預見之將來，落實為負債或資產者為限。

退休福利支出

特定供款退休福利計劃及強積金計劃的供款是於供款到期時作費用入賬。

金融衍生產品

金融衍生產品，包括外滙遠期合約、利率掉期合約及其它衍生合約，均以交易日成本基礎記錄。非作為對沖用途之金融衍生產品，以資產負債表結算日之市場價格入賬，其未經變現之收益或損失，列入損益賬。作為對沖風險用途之金融衍生產品，其未經變現之收益或損失，以有關之資產、負債或持倉淨額引致的任何收益或虧損相同之基準確認入賬。列作對沖風險用途之衍生產品，需有效地減低有關之資產、負債或預計交易的價格或利率風險，並需在開始時已被介定為作對沖用途。因此，衍生產品之市價轉變必需能夠在對沖合約期間與被對沖項目之市價轉變保持緊密聯繫。

託管資產

職員公積金及以信託人名義託管之資產，不屬於浙江第一銀行集團，故未列入本財務報告內。

4. 業務及地區分類

浙江第一銀行集團主要在香港從事商業銀行業務。因此，並無呈報任何業務分類之分析。

5. 其他營運收入

	截至十二月三十一日止年度		
	二零零零年	二零零一年	二零零二年
	港幣千元	港幣千元	港幣千元
外幣交易淨收益	23,404	19,408	24,532
其他投資淨收益(損失)	52,777	(18,772)	—
投資證券之股息收入	1,540	2,051	1,830
租金收入	5,926	5,190	6,747
其他收入	26,880	24,628	26,657
	110,527	32,505	59,766

6. 營運支出

	截至十二月三十一日止年度		
	二零零零年	二零零一年	二零零二年
	港幣千元 (重報)	港幣千元 (重報)	港幣千元
職員費用	269,110	239,701	196,884
行址及設備			
營業租約下行址租金	16,567	16,877	19,861
折舊	38,007	46,226	51,520
其他支出	28,875	31,397	28,863
	83,449	94,500	100,244
其他營運支出			
核數師費	1,728	1,345	1,176
印刷及文具費	8,025	8,442	6,371
銀行及其他牌照費	7,550	9,043	8,878
商業推銷費	9,622	8,269	4,984
報紙及會員費	6,578	7,137	6,089
有問題貸款費用	8,416	4,282	4,336
交通及汽車費用	3,769	3,366	3,695
交易所費用	3,370	3,275	3,288
信用卡費用	2,600	3,881	4,774
其他費用	32,849	19,484	16,930
	84,507	68,524	60,521
	437,066	402,725	357,649

7. 董事及僱員酬金

a. 董事酬金

	二零零零年			二零零一年			二零零二年		
	行政	其他	總額	行政	其他	總額	行政	其他	總額
	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元
董事									
袍金	600	600	1,200	500	700	1,200	500	790	1,290
其他公費：									
薪金及其他福利	38,322	246	38,568	39,246	903	40,149	17,265	1,308	18,573
退休福利計劃供款	841	–	841	782	63	845	742	46	788
酬金總額	39,763	846	40,609	40,528	1,666	42,194	18,507	2,144	20,651

上述款額包括支付予獨立非執行董事之董事袍金港幣七十九萬元(二零零一年：港幣七十萬元及二零零零年：港幣六十萬元)。

董事酬金介乎以下組別：

	二零零零年	二零零一年	二零零二年
	董事數目	董事數目	董事數目
零至港幣1,000,000元	6	6	6
港幣1,000,001元至港幣1,500,000元	–	–	1
港幣1,500,001元至港幣2,000,000元	–	–	1
港幣2,000,001元至港幣2,500,000元	1	1	1
港幣3,500,001元至港幣4,000,000元	–	1	–
港幣4,000,001元至港幣4,500,000元	1	–	–
港幣5,000,001元至港幣5,500,000元	–	–	1
港幣6,000,001元至港幣6,500,000元	1	–	–
港幣6,500,001元至港幣7,000,000元	1	1	–
港幣7,000,001元至港幣7,500,000元	–	1	1
港幣20,500,001元至港幣21,000,000元	1	–	–
港幣21,000,001元至港幣21,500,000元	–	1	–

b. 最高薪僱員

有關期間內之五名最高薪僱員包括四名董事，彼等之酬金詳情載於上文附註7(a)。其餘人士之酬金介乎以下組別：

	二零零零年	二零零一年	二零零二年
	港幣千元	港幣千元	港幣千元
薪金及其他酬金	3,150	3,150	2,328

行政人員之酬金介乎以下組別：

	二零零零年	二零零一年	二零零二年
	行政人員數目	行政人員數目	行政人員數目
港幣2,000,001元至港幣2,500,000元	–	–	1
港幣3,000,001元至港幣3,500,000元	1	1	–

8. 税項

(a) 在綜合損益表中，税項支出(進賬)包括：

	截至十二月三十一日止年度		
	二零零零年	二零零一年	二零零二年
	港幣千元	港幣千元	港幣千元
本年撥備			
香港利得税	80,449	36,888	41,135
海外税項	3,296	2,705	1,333
過往年度過多撥備			
香港利得税	(6,213)	(13,500)	(6,313)
遞延税項	–	13,500	8,404
	77,532	39,593	44,559

(b) 在資產負債表中税項表示：

	浙江第一銀行集團			浙江第一銀行		
	截至十二月三十一日止年度			截至十二月三十一日止年度		
	二零零零年	二零零一年	二零零二年	二零零零年	二零零一年	二零零二年
	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元
可追討税項，包括於「客戶貸款及其他賬項」內	–	13,896	4,550	–	12,326	4,430
税項準備金，包括於「其他賬項及準備金」內	34,581	11,231	23,999	24,176	–	10,000
遞延税項，包括於「其他賬項及準備金」內	–	13,500	21,904	–	13,500	21,904

香港利得税是按有關期間估計應課税之溢利，以税率百分之十六計算。海外税項按當地所適用之税率計算。

遞延税項是因會計及税務對折舊處理引起的時差而引致。

遞延税項的撥備並不包括銀行行址及投資性房地產因重估所產生之重估盈餘，因為由出售此等資產所產生的收益無需課税。因此，重估並不會引致税務處理的時差。

本年度及在結算日並無重大未作提撥之遞延税項。

9. 股息

	截至十二月三十一日止年度		
	二零零零年	二零零一年	二零零二年
	港幣千元	港幣千元	港幣千元
已派中期股息－截至二零零二年十二月三十一日止三個年度各年為每股港幣2.20元、港幣1.40元及港幣1.40元	36,300	35,000	35,000
擬派末期股息－截至二零零二年十二月三十一日止三個年度各年為每股港幣11.00元、港幣3.00元及港幣2.72元	181,500	75,000	68,000
	217,800	110,000	103,000

10. 每股盈利

每股盈利根據截至二零零二年十二月三十一日止三個年度各年之股東應佔綜合溢利港幣四億三千三百五十九萬八千元、港幣二億二千一百零三萬七千元及港幣二億零七百一十八萬四千元及於二零零二年十二月三十一日之已發行普通股數目二千五百萬股計算。

11. 現金及短期資金

	浙江第一銀行集團			浙江第一銀行		
	於十二月三十一日			於十二月三十一日		
	二零零零年	二零零一年	二零零二年	二零零零年	二零零一年	二零零二年
	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元
現金及在銀行同業與金融機構在一個月內到期之結餘	162,006	271,183	166,049	160,976	268,522	164,406
通知及短期存款	9,039,303	8,896,082	9,085,728	8,615,013	8,579,270	8,989,416
國庫債券(包括外滙基金票據)	915,882	883,749	707,390	915,882	883,749	707,390
	10,117,191	10,051,014	9,959,167	9,691,871	9,731,541	9,861,212

12. 客戶貸款及其他賬項

a. 客戶貸款及其他賬項如下：

	浙江第一銀行集團			浙江第一銀行		
	於十二月三十一日			於十二月三十一日		
	二零零零年	二零零一年	二零零二年	二零零零年	二零零一年	二零零二年
	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元
客戶貸款	12,375,089	12,748,779	13,350,944	12,373,590	12,746,930	13,350,012
減：壞賬及呆賬準備金（附註十三）						
－一般	123,820	123,820	124,210	123,722	123,722	124,112
－特殊	53,914	59,836	63,465	53,837	59,836	63,465
	12,197,355	12,565,123	13,163,269	12,196,031	12,563,372	13,162,435
應計利息	175,070	70,201	43,363	168,785	67,173	43,370
其他賬項	118,293	126,938	119,539	112,407	118,244	106,691
	12,490,718	12,762,262	13,326,171	12,477,223	12,748,789	13,312,496

b. 貸款總額中其利息列入暫記賬或停止計息之貸款如下：

	浙江第一銀行集團			浙江第一銀行		
	於十二月三十一日			於十二月三十一日		
	二零零零年	二零零一年	二零零二年	二零零零年	二零零一年	二零零二年
	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元
貸款總額	385,550	380,711	382,648	385,461	380,711	382,648
減：特殊準備金	53,031	58,741	62,874	52,954	58,741	62,874
	332,519	321,970	319,774	332,507	321,970	319,774
該等貸款佔貸款總額比例	3.1%	3.0%	2.9%	3.1%	3.0%	2.9%

附註： 根據浙江第一銀行之收入確認政策，浙江第一銀行集團對拖欠超越兩個月，不論有擔保或無擔保貸款的應計利息，均停止計算入賬。而於二零零二年、二零零一年及二零零零年結算時停止應計利息的貸款內，有抵押擔保佔全部的比例分別為百分之三十七、百分之三十七及百分之四十二，部分有抵押擔保的比例分別為百份之五十三、百分之五十及百分之四十九，無擔保的比例分別為百份之十、百分之十三及百分之九。

客戶貸款中包括以下融資租約，債務人餘額如下：

	浙江第一銀行集團					
	最低租賃還款			最低租賃還款現值		
	於十二月三十一日			於十二月三十一日		
	二零零零年	二零零一年	二零零二年	二零零零年	二零零一年	二零零二年
	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元
融資租約下的應收賬款：						
一年內到期者	721	1,067	574	719	1,055	570
二至五年到期者	885	1,015	461	691	793	362
	1,606	2,082	1,035	1,410	1,848	932
減：未入損益賬的財務收入	(196)	(234)	(103)	–	–	–
應收的最低租賃還款現值	1,410	1,848	932	1,410	1,848	932

13. 壞賬及呆賬準備金

截至十二月三十一日止年度

	二零零零年				二零零一年				二零零二年			
	特殊	一般	合計	暫記利息	特殊	一般	合計	暫記利息	特殊	一般	合計	暫記利息
	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元
浙江第一銀行集團												
一月一日	31,713	123,786	155,499	4,927	53,914	123,820	177,734	5,641	59,836	123,820	183,656	1,444
暫記利息	–	–	–	1,366	–	–	–	487	–	–	–	312
撇除總額	(15,177)	–	(15,177)	(101)	(21,865)	–	(21,865)	(3,474)	(28,328)	–	(28,328)	(40)
收回款項	–	–	–	(551)	–	–	–	(1,210)	–	–	–	(27)
損益賬支出	37,406	–	37,406	–	27,787	–	27,787	–	31,957	390	32,347	–
轉撥	(28)	28	–	–	–	–	–	–	–	–	–	–
滙兑調整	–	6	6	–	–	–	–	–	–	–	–	–
十二月三十一日	53,914	123,820	177,734	5,641	59,836	123,820	183,656	1,444	63,465	124,210	187,675	1,689
浙江第一銀行												
一月一日	31,608	123,716	155,324	4,927	53,837	123,722	177,559	5,641	59,836	123,722	183,558	1,444
暫記利息	–	–	–	1,366	–	–	–	487	–	–	–	312
撇除總額	(15,171)	–	(15,171)	(101)	(21,788)	–	(21,788)	(3,474)	(28,328)	–	(28,328)	(40)
收回款項	–	–	–	(551)	–	–	–	(1,210)	–	–	–	(27)
損益賬支出	37,400	–	37,400	–	27,787	–	27,787	–	31,957	390	32,347	–
滙兑調整	–	6	6	–	–	–	–	–	–	–	–	–
十二月三十一日	53,837	123,722	177,559	5,641	59,836	123,722	183,558	1,444	63,465	124,112	187,577	1,689

14. 投資於附屬公司

	於十二月三十一日		
	二零零零年	二零零一年	二零零二年
	港幣千元	港幣千元	港幣千元
浙江第一銀行			
非上市證券，按成本值	146,907	146,907	146,907

以下為浙江第一銀行之主要全資附屬公司的資料：

公司名稱	註冊及營運地點	主要業務
浙一財務有限公司	香港	金融業務
浙一海外有限公司	美國	物業投資
浙江第一銀行(盧森堡)有限公司	盧森堡	銀行及有關金融業務
浙江第一銀行(代理人)有限公司	香港	代理人業務
浙江第一銀行(信託)有限公司	香港	信託服務
洪富投資有限公司	香港	期貨買賣
浙一地產有限公司	香港	物業投資
洪富物業代理有限公司	香港	物業代理
浙江第一證券有限公司 (前名為洪富證券有限公司)	香港	證券買賣

浙江第一銀行直接全資擁有附屬公司的已發行股本。

15. 共同控制個體權益

	浙江第一銀行集團			浙江第一銀行		
	於十二月三十一日			於十二月三十一日		
	二零零零年	二零零一年	二零零二年	二零零零年	二零零一年	二零零二年
	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元
非上市證券之成本值	24,500	59,500	59,500	24,500	59,500	59,500
應佔進行收購事項後之業績總額	–	–	(22,925)	–	–	–
	24,500	59,500	36,575	24,500	59,500	59,500

於資產負債表結算日之主要共同控制個體如下：

公司名稱	業務結構	註冊及經營地點	主要業務	所持股本等級	浙江第一銀行佔已發行股本面值比例
銀聯通寶有限公司	公司	香港	提款機網絡	普通	19.95%
銀聯控股有限公司	公司	香港	投資控股	普通	13.33%
卡聯有限公司	公司	香港	處理信用咭交易	普通	33.33%
網聯(香港)有限公司	公司	香港	互聯網銀行服務	普通	15.00%
香港人壽有限公司	公司	香港	保險及再保服務	普通	16.67%

浙江第一銀行集團之共同控制個體權益是以溢利比例列賬。

16. 證券投資

	浙江第一銀行集團			浙江第一銀行		
	二零零零年	二零零一年	二零零二年	二零零零年	二零零一年	二零零二年
	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元
持有至期滿之證券	163,705	163,657	319,681	163,705	163,657	319,681
投資證券	265	265	265	265	265	265
其他投資	360,700	–	–	307,030	–	–
	524,670	163,922	319,946	471,000	163,922	319,946

浙江第一銀行集團

	持有至期滿之證券			投資證券			其他投資			合計		
	於十二月三十一日			於十二月三十一日			於十二月三十一日			於十二月三十一日		
	二零零零年	二零零一年	二零零二年	二零零零年	二零零一年	二零零二年	二零零零年	二零零一年	二零零二年	二零零零年	二零零一年	二零零二年
	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元
股本證券												
－上市	–	–	–	–	–	–	53,670	–	–	53,670	–	–
－非上市股票	–	–	–	265	265	265	–	–	–	265	265	265
	–	–	–	265	265	265	53,670	–	–	53,935	265	265
債券：												
上市	84,153	45,145	181,639	–	–	–	179,427	–	–	263,580	45,145	181,639
非上市	85,791	124,751	144,281	–	–	–	127,603	–	–	213,394	124,751	144,281
	169,944	169,896	325,920	–	–	–	307,030	–	–	476,974	169,896	325,920
耗蝕損失準備金	(6,239)	(6,239)	(6,239)	–	–	–	–	–	–	(6,239)	(6,239)	(6,239)
	163,705	163,657	319,681	–	–	–	307,030	–	–	470,735	163,657	319,681
合計	163,705	163,657	319,681	265	265	265	360,700	–	–	524,670	163,922	319,946
合計：												
上市	84,153	45,145	181,639	–	–	–	233,097	–	–	317,250	45,145	181,639
非上市	85,791	124,751	144,281	265	265	265	127,603	–	–	213,659	125,016	144,546
	169,944	169,896	325,920	265	265	265	360,700	–	–	530,909	170,161	326,185
上市證券之市值	94,217	47,240	196,826	–	–	–	233,097	–	–	327,314	47,240	196,826

浙江第一銀行

	持有至期滿之證券			投資證券			其他投資			合計		
	於十二月三十一日			於十二月三十一日			於十二月三十一日			於十二月三十一日		
	二零零零年	二零零一年	二零零二年	二零零零年	二零零一年	二零零二年	二零零零年	二零零一年	二零零二年	二零零零年	二零零一年	二零零二年
	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元
股本證券												
－上市	–	–	–	–	–	–	–	–	–	–	–	–
－非上市股票	–	–	–	265	265	265	–	–	–	265	265	265
	–	–	–	265	265	265	–	–	–	265	265	265
債券：												
上市	84,153	45,145	181,639	–	–	–	179,427	–	–	263,580	45,145	181,639
非上市	85,791	124,751	144,281	–	–	–	127,603	–	–	213,394	124,751	144,281
	169,944	169,896	325,920	–	–	–	307,030	–	–	476,974	169,896	325,920
耗蝕損失準備金	(6,239)	(6,239)	(6,239)	–	–	–	–	–	–	(6,239)	(6,239)	(6,239)
	163,705	163,657	319,681	–	–	–	307,030	–	–	470,735	163,657	319,681
合計	163,705	163,657	319,681	265	265	265	307,030	–	–	471,000	163,922	319,946
合計：												
上市	84,153	45,145	181,639	–	–	–	179,427	–	–	263,580	45,145	181,639
非上市	85,791	124,751	144,281	265	265	265	127,603	–	–	213,659	125,016	144,546
	169,944	169,896	325,920	265	265	265	307,030	–	–	477,239	170,161	326,185
上市證券之市值	94,217	47,240	196,826	–	–	–	179,427	–	–	273,644	47,240	196,826

證券投資依其發行實體分析及呈列如下：

	持有至期滿之證券			投資證券			其他投資			合計		
	於十二月三十一日			於十二月三十一日			於十二月三十一日			於十二月三十一日		
	二零零零年	二零零一年	二零零二年	二零零零年	二零零一年	二零零二年	二零零零年	二零零一年	二零零二年	二零零零年	二零零一年	二零零二年
	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元
浙江第一銀行集團												
中央政府及												
中央銀行	13,960	13,960	13,960	–	–	–	93,754	–	–	107,714	13,960	13,960
公營事業	38,996	38,984	136,483	–	–	–	–	–	–	38,996	38,984	136,483
銀行及金融機構	–	–	–	–	–	–	116,336	–	–	116,336	–	–
公司	116,988	116,952	175,477	265	265	265	147,129	–	–	264,382	117,217	175,742
其他	–	–	–	–	–	–	3,481	–	–	3,481	–	–
	169,944	169,896	325,920	265	265	265	360,700	–	–	530,909	170,161	326,185
浙江第一銀行												
中央政府及												
中央銀行	13,960	13,960	13,960	–	–	–	93,754	–	–	107,714	13,960	13,960
公營事業	38,996	38,984	136,483	–	–	–	–	–	–	38,996	38,984	136,483
銀行及金融機構	–	–	–	–	–	–	116,336	–	–	116,336	–	–
公司	116,988	116,952	175,477	265	265	265	96,940	–	–	214,193	117,217	175,742
	169,944	169,896	325,920	265	265	265	307,030	–	–	477,239	170,161	326,185

17. 固定資產

浙江第一銀行集團

	銀行行址	投資性房地產	其他房地產	傢俬、設備、器具裝置及車輛	合計
	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元
按成本值或估值					
二零零零年一月一日	356,639	153,267	42,022	221,021	772,949
增置	17,638	3,353	–	79,787	100,778
出售	–	–	(5,000)	(16,505)	(21,505)
重新分類	6,652	(6,652)	–	–	–
重估減值	–	(11,522)	–	–	(11,522)
滙兑調整	–	107	–	17	124
二零零零年十二月三十一日	380,929	138,553	37,022	284,320	840,824
包括：					
按成本值	18,838	31,223	37,022	284,320	371,403
按一九九八年估值	355,439	–	–	–	355,439
按一九九九年估值	6,652	–	–	–	6,652
按二零零零年估值	–	107,330	–	–	107,330
	380,929	138,553	37,022	284,320	840,824
累積折舊					
二零零零年一月一日	9,486	13,615	10,070	102,201	135,372
年內增撥	9,649	867	1,391	26,100	38,007
資產出售後免除	–	–	–	(8,115)	(8,115)
滙兑調整	–	114	–	6	120
二零零零年十二月三十一日	19,135	14,596	11,461	120,192	165,384
賬面淨值					
二零零零年十二月三十一日	361,794	123,957	25,561	164,128	675,440

	銀行行址	投資性房地產	其他房地產	傢俬、設備、器具裝置及車輛	合計
	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元
按成本值或估值					
二零零一年一月一日	380,929	138,553	37,022	284,320	840,824
增置	37,483	81	—	84,034	121,598
出售	(3,800)	—	—	(5,844)	(9,644)
重新分類	14,755	(14,755)	—	—	—
重估減值	(67,509)	(21,530)	—	—	(89,039)
滙兑調整	(8)	(3)	—	(1)	(12)
二零零一年十二月三十一日	361,850	102,346	37,022	362,509	863,727
包括：					
按成本值	23,999	8,001	37,022	362,509	431,531
按二零零一年估值	337,851	94,345	—	—	432,196
	361,850	102,346	37,022	362,509	863,727
累積折舊					
二零零一年一月一日	19,135	14,596	11,461	120,192	165,384
年內增撥	11,424	235	1,824	32,743	46,226
資產出售後免除	(340)	—	—	(4,828)	(5,168)
重估調整	(29,513)	—	—	—	(29,513)
重新分類	10,947	(10,947)	—	—	—
滙兑調整	(3)	(1)	—	(1)	(5)
二零零一年十二月三十一日	11,650	3,883	13,285	148,106	176,924
賬面淨值					
二零零一年十二月三十一日	350,200	98,463	23,737	214,403	686,803

	銀行行址	投資性房地產	其他房地產	傢俬、設備、器具裝置及車輛	合計
	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元
按成本值或估值					
二零零二年一月一日	361,850	102,346	37,022	362,509	863,727
增置	5,781	108	–	51,284	57,173
出售	(4,700)	(2,700)	–	(1,620)	(9,020)
重新分類	4,782	(4,951)	–	–	(169)
重估減值	–	(21,632)	–	–	(21,632)
滙兑調整	8	2	–	–	10
二零零二年十二月三十一日	367,721	73,173	37,022	412,173	890,089
包括：					
按成本值	5,337	–	–	412,173	417,510
按二零零一年估值	362,384	–	37,022	–	399,406
按二零零二年估值	–	73,173	–	–	73,173
	367,721	73,173	37,022	412,173	890,089
累積折舊					
二零零二年一月一日	11,650	3,883	13,285	148,106	176,924
年內增撥	11,434	255	1,825	38,006	51,520
資產出售後免除	(436)	–	–	(1,431)	(1,867)
重新分類	(169)	–	–	–	(169)
滙兑調整	3	1	–	1	5
二零零二年十二月三十一日	22,482	4,139	15,110	184,682	226,413
賬面淨值					
二零零二年十二月三十一日	345,239	69,034	21,912	227,491	663,676

浙江第一銀行集團在香港之投資性房地產，由獨立專業估值師戴德梁行有限公司及譚希仲產業測計師有限公司按二零零零年十二月三十一日之公開市值基準估計。因重估引致不敷之數計有約港幣一千一百五十二萬二千元已於投資性房地產重估儲備賬上減除。

於二零零零年十二月三十一日，賬目所列若干銀行行址之價值，乃由獨立專業估值師戴德梁行有限公司按一九九八年十二月三十一日及一九九九年十二月三十一日之公開市值基準所作之估值。

浙江第一銀行集團在香港之投資性房地產，由獨立專業估值師戴德梁行有限公司按二零零一年十二月三十一日之公開市場價格基準估計。因重估引致不敷之數，計有約港幣二千一百五十三萬元，已於投資性房地產重估儲備賬上減除。

賬目所列若干銀行行址之價值，乃由獨立專業估值師戴德梁行有限公司按二零零一年十二月三十一日之公開市值基準所作之估值。因估值引致不敷之數，計有港幣三千七百九十九萬六千元，其中港幣四百四十六萬二千元及港幣三千三百五十三萬四千元已經分別於損益表及房地產重估儲備上減除。

浙江第一銀行集團在香港之投資性房地產，由獨立專業估值師戴德梁行有限公司按二零零二年十二月三十一日之公開市值基準估計。因重估引致不敷之數，計有約港幣二千一百六十三萬二千元，其中港幣二千一百五十六萬七千元已於投資性房地產重估儲備賬上減除，剩餘數額港幣六萬五千元已於房地產重估儲備上減除。

在美國之投資性房地產以成本值減除累積折舊列賬。

在財務報告內，若浙江第一銀行集團之銀行行址沒有以估值入賬，將以歷史成本值減除累積折舊列賬，於截至二零零二年十二月三十一日止三個年度各年年結時分別為港幣八千九百一十五萬八千元、港幣一億二千一百一十一萬二千元及港幣一億一千五百二十五萬四千元。

浙江第一銀行

	投資性房地產	銀行行址	其他房地產	傢俬、設備、器具裝置及車輛	合計
	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元
按成本值或估值					
二零零零年一月一日	–	180,700	42,022	216,544	439,266
年內增置	–	17,638	–	77,037	94,675
年內出售	–	–	(5,000)	(16,491)	(21,491)
滙兑調整	–	–	–	12	12
二零零零年十二月三十一日	–	198,338	37,022	277,102	512,462
包括：					
按成本值	–	18,838	37,022	277,102	332,962
按一九九八年估值	–	179,500	–	–	179,500
	–	198,338	37,022	277,102	512,462
累積折舊					
二零零零年一月一日	–	5,340	10,070	99,904	115,314
年內增撥	–	5,424	1,391	25,535	32,350
資產出售後免除	–	–	–	(8,094)	(8,094)
滙兑調整	–	–	–	4	4
二零零零年十二月三十一日	–	10,764	11,461	117,349	139,574
賬面淨值					
二零零零年十二月三十一日	–	187,574	25,561	159,753	372,888
按成本值或估值					
二零零一年一月一日	–	198,338	37,022	277,102	512,462
年內增置	–	37,237	–	83,264	120,501
年內出售	–	(3,800)	–	(5,695)	(9,495)
重估減值	–	(17,375)	–	–	(17,375)
滙兑調整	–	–	–	(1)	(1)
二零零一年十二月三十一日	–	214,400	37,022	354,670	606,092
包括：					
按成本值	–	–	37,022	354,670	391,692
按二零零一年估值	–	214,400	–	–	214,400
	–	214,400	37,022	354,670	606,092
累積折舊					
二零零一年一月一日	–	10,764	11,461	117,349	139,574
年內增撥	–	6,340	1,825	32,001	40,166
資產出售後免除	–	(340)	–	(4,678)	(5,018)
重估調整	–	(16,764)	–	–	(16,764)
二零零一年十二月三十一日	–	–	13,286	144,672	157,958
賬面淨值					
二零零一年十二月三十一日	–	214,400	23,736	209,998	448,134

	投資性房地產	銀行行址	其他房地產	傢俬、設備、器具裝置及車輛	合計
	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元
按成本值或估值					
二零零二年一月一日	–	214,400	37,022	354,670	606,092
增置	–	5,459	–	51,105	56,564
出售	–	(2,000)	–	(983)	(2,983)
重新分類	4,559	(4,600)	–	–	(41)
重估減值	(1,259)	–	–	–	(1,259)
滙兑調整	–	–	–	1	1
二零零二年十二月三十一日	3,300	213,259	37,022	404,793	658,374
包括：					
按成本值	–	–	–	404,793	404,793
按二零零一年估值	–	213,259	37,022	–	250,281
按二零零二年估值	3,300	–	–	–	3,300
	3,300	213,259	37,022	404,793	658,374
累積折舊					
二零零二年一月一日	–	–	13,286	144,672	157,958
年內增撥	–	7,157	1,825	37,248	46,230
資產出售後免除	–	(50)	–	(932)	(982)
重新分類	–	(41)	–	–	(41)
二零零二年十二月三十一日	–	7,066	15,111	180,988	203,165
賬面淨值					
二零零二年十二月三十一日	3,300	206,193	21,911	223,805	455,209

於二零零零年十二月三十一日，賬目所列若干銀行行址之價值，乃由獨立專業估值師戴德梁行有限公司按一九九八年十二月三十一日之公開市值基準所作之估值。

於二零零一年十二月三十一日，賬目所列若干銀行行址之價值，乃由獨立專業估值師戴德梁行有限公司按二零零一年十二月三十一日之公開市值基準所作之估值。因估值引致不敷之數，計有港幣六十一萬一千元，其中減值港幣四百一十七萬九千元及增值港幣三百五十六萬八千元已經分別於損益表及房地產重估儲備上減除。

於二零零二年十二月三十一日，浙江第一銀行在香港之投資性房地產，由獨立專業估值師戴德梁行有限公司按二零零二年十二月三十一日之公開市值基準估計。因重估引致不敷之數計有約港幣一百二十五萬九千元，其中港幣六萬五千元已於房地產重估儲備上減除，剩餘數額港幣一百一十九萬四千元於損益表上減除。

在財務報告內，若浙江第一銀行之銀行行址沒有以估值入賬，將以歷史成本值減除累積折舊列賬，於截至二零零二年十二月三十一日止三個年度各年年結時分別為港幣七千一百零四萬一千元、港幣一億四百零一萬三千元及港幣九千五百四十八萬九千元。

銀行行址及投資性房地產之賬面淨值包括：

	浙江第一銀行集團			浙江第一銀行		
	於十二月三十一日			於十二月三十一日		
	二零零零年	二零零一年	二零零二年	二零零零年	二零零一年	二零零二年
	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元
在香港持有之土地						
一長期租約	398,750	197,695	276,874	128,395	110,200	97,639
一中期租約	69,914	234,500	121,436	59,179	104,200	111,854
在香港以外持有之土地						
一長期租約	17,087	16,468	15,963	–	–	–
	485,751	448,663	414,273	187,574	214,400	209,493

長期租約指在結算日其年期不少於五十年者，中期租約則指其年期為十年至五十年者。

18. 客戶之存款

	浙江第一銀行集團			浙江第一銀行		
	於十二月三十一日			於十二月三十一日		
	二零零零年	二零零一年	二零零二年	二零零零年	二零零一年	二零零二年
	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元
活期及往來	903,166	1,004,439	1,063,898	903,166	1,004,439	1,063,898
儲蓄	2,328,828	2,674,659	2,892,979	2,328,665	2,673,849	2,888,974
定期及通知	18,906,960	18,416,398	18,247,677	17,633,948	17,242,802	17,489,345
	22,138,954	22,095,496	22,204,554	20,865,779	20,921,090	21,442,217

19. 其他賬項及準備金

	浙江第一銀行集團			浙江第一銀行		
	於十二月三十一日			於十二月三十一日		
	二零零零年	二零零一年	二零零二年	二零零零年	二零零一年	二零零二年
	港幣千元（重報）	港幣千元（重報）	港幣千元	港幣千元（重報）	港幣千元（重報）	港幣千元
應付利息	146,741	48,119	31,484	142,167	46,016	31,889
其他	273,407	442,612	228,115	251,198	418,169	197,881
	420,148	490,731	259,599	393,365	464,185	229,770

20. 股本

	於十二月三十一日		
	二零零零年	二零零一年	二零零二年
	港幣千元	港幣千元	港幣千元
法定：			
一月一日三千萬股（二零零一年：二千萬股及二零零零年：二千萬股）普通股，每股港幣一百元	2,000,000	2,000,000	3,000,000
二零零一年增加一千萬股普通股，每股港幣一百元	—	1,000,000	—
十二月三十一日三千萬股（二零零一年：三千萬股及二零零零年：二千萬股）普通股，每股港幣一百元	2,000,000	3,000,000	3,000,000
發行及繳足：			
一月一日二千五百萬股（二零零一年：一千六百五十萬股及二零零零年：一千萬股）普通股，每股面值港幣一百元	1,000,000	1,650,000	2,500,000
分別於二零零一年及二零零零年派送紅股八百五十萬股及六百五十萬股普通股	650,000	850,000	—
十二月三十一日二千五百萬股（二零零一年：二千五百萬股及二零零零年：一千六百五十萬股）普通股，每股面值港幣一百元	1,650,000	2,500,000	2,500,000

21. 儲備

浙江第一銀行

	普通儲備	股息儲備	建議派送紅股	房地產重估儲備	保留溢利	合計
	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元
二零零零年一月一日餘額						
－如前滙報	1,350,000	－	650,000	156,641	88,519	2,245,160
－前期調整						
－附註2a	－	155,000	－	－	－	155,000
－附註2b	－	－	－	－	(3,926)	(3,926)
－重報	1,350,000	155,000	650,000	156,641	84,593	2,396,234
派送紅股六百五十萬股普通股	－	－	(650,000)	－	－	(650,000)
本年度溢利	－	－	－	－	379,926	379,926
轉撥自普通儲備以派送紅股	(850,000)	－	－	－	850,000	－
分配：						
已派中期股息	－	36,300	－	－	(36,300)	－
擬派末期股息	－	181,500	－	－	(181,500)	－
建議派送紅股	－	－	850,000	－	(850,000)	－
撥入普通儲備	150,000	－	－	－	(150,000)	－
滙兑調整	－	－	－	－	(110)	(110)
一九九九年已派末期股息	－	(155,000)	－	－	－	(155,000)
二零零零年已派中期股息	－	(36,300)	－	－	－	(36,300)
二零零一年一月一日餘額	650,000	181,500	850,000	156,641	96,609	1,934,750
派送紅股八百五十萬股普通股	－	－	(850,000)	－	－	(850,000)
本年度溢利	－	－	－	－	228,594	228,594
重估增值	－	－	－	3,568	－	3,568
已變現出售物業	－	－	－	(3,010)	3,010	－
分配：						
已派中期股息	－	35,000	－	－	(35,000)	－
擬派末期股息	－	75,000	－	－	(75,000)	－
撥入普通儲備	100,000	－	－	－	(100,000)	－
滙兑調整	－	－	－	－	(1)	(1)
二零零零年已派末期股息	－	(181,500)	－	－	－	(181,500)
二零零一年已派中期股息	－	(35,000)	－	－	－	(35,000)
於二零零二年一月一日餘額	750,000	75,000	－	157,199	118,212	1,100,411
本年度溢利	－	－	－	－	252,727	252,727
重估減值	－	－	－	(65)	－	(65)
已變現出售物業	－	－	－	(364)	364	－
分配：						
已派中期股息	－	35,000	－	－	(35,000)	－
擬派末期股息	－	68,000	－	－	(68,000)	－
匯兑調整	－	－	－	－	(5)	(5)
二零零一年已派末期股息	－	(75,000)	－	－	－	(75,000)
二零零二年已派中期股息	－	(35,000)	－	－	－	(35,000)
二零零二年十二月三十一日餘額	750,000	68,000	－	156,770	268,298	1,243,068

22. 與集團內各公司及關連人士之交易事項

在本資產負債表及綜合損益表內，集團內各公司及關連人士之餘額及交易如下：

a. 直接控股公司存款／(欠款)

	浙江第一銀行集團			浙江第一銀行		
	於十二月三十一日			於十二月三十一日		
	二零零零年	二零零一年	二零零二年	二零零零年	二零零一年	二零零二年
	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元
現金及短期資金：						
現金及在銀行同業與金融機構在一個月內到期之結餘	5,713	9,402	10,144	5,713	9,324	9,794
通知及短期存款	726,080	597,500	113,588	714,502	584,760	113,588
存放銀行同業與金融機構在一個月至十二個月內到期之存款	163,783	432,533	140,000	163,783	432,533	140,000
銀行同業及金融機構之存款及結餘	(278,607)	(179,906)	(202,780)	(278,607)	(179,906)	(202,780)

b. 同母系附屬公司存款／(欠款)

	浙江第一銀行集團			浙江第一銀行		
	於十二月三十一日			於十二月三十一日		
	二零零零年	二零零一年	二零零二年	二零零零年	二零零一年	二零零二年
	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元
現金及短期資金：						
現金及在銀行同業與金融機構在一個月內到期之結餘	747	1,874	883	90	85	86
通知及短期存款	420,899	293,740	80,638	38,996	–	–
存放銀行同業與金融機構在一個月至十二個月內到期之存款	356,032	239,596	7,799	–	–	7,799
銀行同業及金融機構之存款及結餘	(200,203)	(890)	(5,737)	(200,203)	(890)	(5,737)

c.　共同控制個體之貸款

截至二零零二年十二月三十一日止三個年度各年年結時，在客戶貸款及其他賬項中，貸款予共同控制個體計有港幣一千八百八十萬元、港幣三千七百零五萬元及港幣三千九百七十五萬元。該等貸款均無抵押、免息及沒有固定還款期，除了於二零零一年十二月三十一日之貸款港幣二千七百萬元及於二零零二年十二月三十一日之貸款港幣三千一百萬元，其還款期為二零零八年。

d.　與集團內各公司之交易

有關期間內浙江第一銀行與其直接控股公司及同母系附屬公司，有正常的銀行間之借貸交易。截至二零零二年十二月三十一日止三個年度各年，其利息收入分別為港幣九千七百六十八萬七千元、港幣六千六百七十二萬八千元及港幣一千七百一十二萬六千元。截至二零零二年十二月三十一日止三個年度各年，應付直接控股公司及同母系附屬公司之利息開支分別為港幣二千一百三十一萬二千元、港幣五百七十八萬五千元及港幣一百八十萬八千元。所有交易均按雙方議定之條款進行。

23. 主要非現金交易

截至二零零零年十二月三十一日止年度，浙江第一銀行將一九九九年擬派之港幣六億五千萬元紅股資本化，向股東發行六百五十萬股新普通股。

截至二零零一年十二月三十一日止年度，浙江第一銀行將二零零零年擬派之港幣八億五千萬元紅股資本化，向股東發行八百五十萬股新普通股。

24. 行政人員貸款

	浙江第一銀行集團及浙江第一銀行		
	於十二月三十一日		
	二零零零年	二零零一年	二零零二年
	港幣千元	港幣千元	港幣千元
根據公司條例第161B(4B)條，規定公佈之行政人員貸款如下：			
有關貸款合計十二月三十一日結餘	47,642	45,338	28,789
有關貸款是年內最高合計數額	57,006	50,931	53,763

25. 資產之抵押

	浙江第一銀行集團及浙江第一銀行		
	於十二月三十一日		
	二零零零年	二零零一年	二零零二年
	港幣千元	港幣千元	港幣千元
抵押資產總額（十二月三十一日）	7,799	7,797	7,799

依照美國加州政府法例，浙江第一銀行於截至二零零二年十二月三十一日止三個年度各年年結時有定期存款一百萬美元按給美國加州政府，作為附屬保證品。

26. 資本承擔

	浙江第一銀行集團及浙江第一銀行		
	於十二月三十一日		
	二零零零年	二零零一年	二零零二年
	港幣千元	港幣千元	港幣千元
在財務報告內關於固定資產收購已簽合約但未提撥準備之資本開支	95,722	25,091	9,930

27. 租約承擔

a. 浙江第一銀行集團租約

於資產負債表結算日，浙江第一銀行集團及浙江第一銀行在不可撤銷之營業租賃項中之行址租約承擔到期日如下：

	浙江第一銀行集團			浙江第一銀行		
	於十二月三十一日			於十二月三十一日		
	二零零零年	二零零一年	二零零二年	二零零零年	二零零一年	二零零二年
	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元
一年內	10,518	5,589	11,015	23,797	20,479	23,460
二至五年內	3,340	2,170	12,350	22,922	14,714	13,953
	13,858	7,759	23,365	46,719	35,193	37,413

營業租賃支出是指浙江第一銀行集團租用行址應付的租金。租約與租金平均每三年洽商和釐定。

b. 浙江第一銀行集團出租

截至二零零二年十二月三十一日止三個年度各年房地產出租的收入，計有港幣四百零九萬一千五百五十元、港幣八百八十八萬五千元及港幣六百七十四萬七千元。所有房地產均有三年租約承擔。

在資產負債表結算日，浙江第一銀行集團和租客所定的租約有以下最低租金：

	浙江第一銀行集團		
	於十二月三十一日		
	二零零零年	二零零一年	二零零二年
	港幣千元	港幣千元	港幣千元
一年內	4,423	7,076	5,174
二至五年	3,346	7,323	6,221
五年以上	–	1,831	733
	7,769	16,230	12,128

28. 退休福利計劃

浙江第一銀行集團參加了一項根據職業退休計劃條例註冊之特定供款計劃，及在二零零零年十二月根據強積金條例成立之強積金計劃。

浙江第一銀行集團在有關期間於截至二零零二年十二月三十一日止三個年度各年損益賬分別注銷了港幣一千零六萬元、港幣一千二百一十九萬一千元及港幣一千零九十七萬八千元，作為上述計劃供款的總支出。在資產負債表結算日，並沒有因欠交與上述計劃而產生之負債。

浙江第一銀行集團曾營運了一個為合格僱員成立之特定福利計劃。根據此一計劃，計劃成員將在其達至退休年齡時獲得以其最後月薪計算的退休福利。此一特定福利計劃已於二零零二年十二月五日取消，而浙江第一銀行集團對於此一計劃的責任及負債亦隨之而消失。凡屬於此計劃的僱員，均可選擇預先提取百分之二十的款項，然餘數則轉至職業退休計劃，或將給與福利的全數轉至職業退休計劃。浙江第一銀行集團於截至二零零二年十二月三十一日止三個年度各年對特定福利計劃供款港幣一千四百六十四萬三千元、港幣三百六十萬元及港幣零元。

29. 資產負債表以外之項目

a. 或有負債及承擔

以下為每項或有負債及承擔各重大類別之約定數額概要：

	於十二月三十一日		
	二零零零年	二零零一年	二零零二年
	港幣千元	港幣千元	港幣千元
直接信貸代替品	114,563	98,719	296,898
與交易有關之或有負債	10,166	10,510	26,265
與貿易有關之或有負債	803,411	598,023	553,540
其他承擔：			
約滿期於一年內或可無條件取消者	1,831,515	2,309,268	1,989,643
約滿期於一年以上	–	–	527,447
	2,759,655	3,016,520	3,393,793

b.　衍生工具

以下為每項合約各重大類別之名義上數額：

	於十二月三十一日								
	二零零零年			二零零一年			二零零二年		
	對沖	買易	合計	對沖	買易	合計	對沖	買易	合計
	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元
外滙遠期合約	664,505	–	664,505	1,333,133	–	1,333,133	18,049,667	–	18,049,667
外滙期權合約	–	–	–	–	–	–	155,979	–	155,979
利率掉期合約	335,984	–	335,984	116,952	–	116,952	353,468	–	353,468
證券期權合約	–	–	–	–	–	–	51,819	–	51,819
	1,000,489	–	1,000,489	1,450,085	–	1,450,085	18,610,933	–	18,610,933

附註：於二零零二年十二月三十一日，外滙遠期合約為港幣一百八十億四千九百六十六萬七千元，其中港幣一百七十一億七千三百萬元為客人合約，浙江第一銀行已為此合約作對沖。除上述者外，浙江第一銀行概無於截至二零零二年十二月三十一日止三個年度為任何合約作完全對沖。

以上所示名義上數額乃指交易量之餘額，並不代表上述金額所承受之風險金額。

前述資產負債表以外之項目之重置成本及信貸風險加權數額如下：

	於十二月三十一日					
	二零零零年		二零零一年		二零零二年	
	重置成本	信貸風險加權數額	重置成本	信貸風險加權數額	重置成本	信貸風險加權數額
	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元
或有負債及承擔	–	108,337	–	84,802	–	675,227
外滙遠期合約	3,934	3,169	6,616	3,933	14,874	68,155
外滙期權合約	–	–	–	–	–	781
利率掉期合約	6,504	1,534	–	117	3,034	1,058
證券期權合約	–	–	–	–	–	1,555
	10,438	113,040	6,616	88,852	17,908	746,776

此等數額並未計入雙邊淨額安排之影響。

合約之重置成本是指所有按市場調整計算差額時附有正值之合約成本，亦是在結算日該等合約之略計信貸風險。

信貸風險加權數額是按照銀行業條例第三附表及香港金融管理局發出之指引計算所得。所得金額是按對方財務狀況和每類合約之到期特性釐定之指引計算。

30. 剩餘期限分析

下列為浙江第一銀行集團及浙江第一銀行於二零零零年十二月三十一日之部份資產及負債項目之剩餘期限分析表：

	即時還款	三個月或以下償還（除即時還款）	三個月以上至一年償還	一年以上至五年償還	五年後償還	無註明日期	總額
	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元
浙江第一銀行集團							
資產							
存放銀行同業及							
金融機構之存款	–	3,170,439	841,528	–	–	–	4,011,967
所持存款證	–	–	–	89,000	–	–	89,000
計入以下項目之債券							
－其他投資	53,186	42,203	65,054	109,733	36,854	–	307,030
－持有至期滿證券	–	–	–	116,988	52,956	–	169,944
客戶貸款	1,371,582	1,477,231	1,605,785	4,865,721	3,047,451	7,319	12,375,089
負債							
銀行同業及金融機構							
之存款及結餘	396,365	–	200,000	–	–	–	596,365
客戶之存款	3,702,731	17,141,856	1,290,419	3,948	–	–	22,138,954
已發行存款證	–	100,000	715,000	–	–	–	815,000
浙江第一銀行							
資產							
存放銀行同業及							
金融機構之存款	–	2,969,690	686,246	–	–	–	3,655,936
所持存款證	–	–	–	89,000	–	–	89,000
計入以下項目之債券							
－其他投資	53,186	42,203	65,054	109,733	36,854	–	307,030
－持有至期滿證券	–	–	–	116,988	52,956	–	169,944
客戶貸款	1,371,582	1,477,145	1,605,153	4,865,030	3,047,451	7,229	12,373,590
負債							
銀行同業及金融機構							
之存款及結餘	396,365	–	200,000	–	–	–	596,365
客戶之存款	3,702,568	16,018,621	1,140,642	3,948	–	–	20,865,779
已發行存款證	–	100,000	715,000	–	–	–	815,000

下列為浙江第一銀行集團及浙江第一銀行於二零零一年十二月三十一日之部份資產及負債項目之剩餘期限分析表：

	即時還款	三個月或以下償還（除即時還款）	三個月以上至一年償還	一年以上至五年償還	五年後償還	無註明日期	總額
	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元
浙江第一銀行集團							
資產							
存放銀行同業及金融機構之存款	–	2,172,105	1,038,398	–	–	–	3,210,503
所持存款證	–	–	89,000	50,000	–	–	139,000
計入持有至期滿之證券項下之債券	–	–	–	155,936	13,960	–	169,896
客戶貸款	1,123,590	1,572,920	1,463,620	3,844,092	4,718,758	25,799	12,748,779
負債							
銀行同業及金融機構之存款及結餘	41,891	612,863	–	–	–	–	654,754
客戶之存款	4,371,016	16,509,325	1,214,216	939	–	–	22,095,496
浙江第一銀行							
資產							
存放銀行同業及金融機構之存款	–	2,048,604	909,564	–	–	–	2,958,168
所持存款證	–	–	89,000	50,000	–	–	139,000
計入持有至期滿之證券項下之債券	–	–	–	155,936	13,960	–	169,896
客戶貸款	1,123,590	1,572,628	1,462,857	3,843,298	4,718,758	25,799	12,746,930
負債							
銀行同業及金融機構之存款及結餘	41,891	612,863	–	–	–	–	654,754
客戶之存款	4,370,205	15,462,111	1,087,835	939	–	–	20,921,090

下列為浙江第一銀行集團及浙江第一銀行於二零零二年十二月三十一日之部份資產及負債項目之剩餘期限分析表：

	即時還款	三個月或以下償還（除即時還款）	三個月以上至一年償還	一年以上至五年償還	五年後償還	無註明日期	總額
	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元
浙江第一銀行集團							
資產							
存放銀行同業及金融機構之存款	–	2,782,943	383,676	–	–	–	3,166,619
所持存款證	–	–	127,990	–	–	–	127,990
計入持有至期滿之證券項下之債券	–	–	77,990	155,980	91,950	–	325,920
客戶貸款	1,117,581	2,120,585	1,441,777	3,681,966	4,932,673	56,362	13,350,944
負債							
銀行同業及金融機構之存款及結餘	26,147	1,140,961	–	–	–	–	1,167,108
客戶之存款	4,523,266	16,354,426	1,197,993	128,869	–	–	22,204,554
浙江第一銀行							
資產							
存放銀行同業及金融機構之存款	–	2,782,943	383,676	–	–	–	3,166,619
所持存款證	–	–	127,990	–	–	–	127,990
計入持有至期滿之證券項下之債券	–	–	77,990	155,980	91,950	–	325,920
客戶貸款	1,117,572	2,120,422	1,441,380	3,681,603	4,932,673	56,362	13,350,012
負債							
銀行同業及金融機構之存款及結餘	26,147	1,140,961	–	–	–	–	1,167,108
客戶之存款	4,519,262	15,621,178	1,172,908	128,869	–	–	21,442,217

附註：剩餘期限分析是根據由結算日起計至合約到期日的剩餘日數。依照香港金融管理局指引，無註明日期之貸款，指過期之貸款，包括正常貸款因技術上理由，而列入過期超過一個月者。

31. 結算日後賬目

浙江第一銀行或其任何附屬公司概無就二零零二年十二月三十一日以後之任何期間編製經審核賬目。

此致

永亨銀行有限公司
摩根士丹利添惠亞洲有限公司
列位董事　台照

德勤 • 關黃陳方會計師行
香港執業會計師
謹啟

二零零三年九月一日

以下披露之資料乃作為會計師報告上之部份附帶資料，並不構成會計師報告之一部份，乃根據金管局於二零零二年十一月發出之《監管政策手冊》內《本地註冊認可機構披露財務資料指引》編製。

一、資本充足及流動資金比率

	二零零零年	二零零一年	二零零二年
	%	%	%
十二月三十一日之資本充足比率	26.81	30.00	26.62
平均流動資金比率	62.89	56.66	60.43

有關期間之資本充足比率及流動資金比率，是按香港金融管理局的指示，綜合計算本銀行及指定附屬公司的賬目，並依照香港銀行業條例附表第三及第四計算。

資本基礎總額在扣減之後之組成部份，與「資本充足比率申報表」(MA(BS)3)第一部所填報的相同。這些組成部分如下：

	二零零零年	二零零一年	二零零二年
	港幣千元	港幣千元	港幣千元
核心資本			
繳足股款的普通股股本	1,650,000	2,500,000	2,500,000
儲備	1,282,358	787,730	837,993
損益	387,392	232,965	253,600
	3,319,750	3,520,695	3,591,593
可計算的附加資本			
房地產重估儲備	109,649	109,649	109,649
一般呆賬準備金	123,820	123,820	124,210
	233,469	233,469	233,859
扣減前之資本基礎總額	3,553,219	3,754,164	3,825,452
扣減項目			
附屬公司投資	59,535	60,107	60,107
有關連之公司風險	130,040	198,540	189,945
非附屬公司之證券投資	24,750	1,000	1,000
扣減總額	214,325	259,647	251,052
扣減後之資本基礎總額	3,338,894	3,494,517	3,574,400

二、按類分析

a. 從地理上區分

從地理區域資料分析，是以附屬公司主要營業所在地劃分，銀行本身分行則以負責申報業績或登記資產之地區劃分。

浙江第一銀行集團

二零零零年

	營運收入總額	除稅前溢利	資產總值	負債總額	或有負債總額
	港幣千元	港幣千元（重報）	港幣千元（重報）	港幣千元（重報）	港幣千元
香港	965,201	496,494	26,907,144	20,250,079	2,731,627
盧森堡	10,115	6,763	796,025	1,309,018	—
美國	16,069	7,873	349,623	2,579,169	28,028
本集團合計	991,385	511,130	28,052,792	24,138,266	2,759,655

浙江第一銀行集團

二零零一年

	營運收入總額	除稅前溢利	資產總值	負債總額	或有負債總額
	港幣千元	港幣千元（重報）	港幣千元（重報）	港幣千元（重報）	港幣千元
香港	671,407	249,628	26,272,276	19,353,413	2,988,344
盧森堡	7,636	4,428	584,429	1,211,487	—
美國	14,922	6,574	368,901	2,796,744	28,176
本集團合計	693,965	260,630	27,225,606	23,361,644	3,016,520

	浙江第一銀行集團				
	二零零二年				
	營運收入總額	除稅前溢利	資產總值	負債總額	或有負債總額
	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元
香港	629,230	245,953	27,276,592	20,321,819	3,365,672
盧森堡	4,276	780	99,153	777,942	–
美國	13,729	5,010	381,652	2,717,066	28,121
本集團合計	647,235	251,743	27,757,397	23,816,827	3,393,793

b.　從業務上區分

	浙江第一銀行集團		
	除稅前溢利		
	二零零零年	二零零一年	二零零二年
	港幣千元（重報）	港幣千元（重報）	港幣千元
商業及零售銀行業務	485,824	248,922	240,443
證券業務	16,742	5,408	4,936
其他業務	8,564	6,300	6,364
本集團合計	511,130	260,630	251,743

商業及零售銀行業務主要包括商業及住宅的按揭貸款、客戶及銀行同業的貸款、票據交易、外滙、投資及存款。

證券業務包括股票買賣及期貨買賣。

其他業務包括房地產投資、物業代理及信託服務。

三、 客戶貸款

客戶貸款 — 貸款依行業分類，是根據客戶所經營之主要行業而定，以每類總額計算。

	貸款總額					
	浙江第一銀行集團			浙江第一銀行		
	截至十二月三十一日止年度			截至十二月三十一日止年度		
	二零零零年	二零零一年	二零零二年	二零零零年	二零零一年	二零零二年
	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元
在香港使用之貸款						
工商金融						
— 物業發展	30,197	105,745	334,517	30,197	105,745	334,517
— 物業投資	2,118,572	2,187,794	2,169,179	2,118,572	2,187,794	2,169,179
— 金融企業	76,292	79,905	70,855	76,292	79,905	70,855
— 股票經紀	7,168	7,652	801	7,168	7,652	801
— 批發及零售業	1,042,852	947,435	942,499	1,042,235	947,435	942,499
— 製造業	624,623	628,518	623,376	624,623	628,108	623,226
— 運輸及運輸設備	72,327	102,985	512,093	72,327	101,546	511,311
— 其他	1,611,631	1,365,790	1,520,426	1,611,527	1,365,790	1,520,426
	5,583,662	5,425,824	6,173,746	5,582,941	5,423,975	6,172,814
個人						
— 購買「居者有其屋計劃」及「私人參建居屋計算」之貸款	645,111	1,741,528	1,599,469	645,111	1,741,528	1,599,469
— 購買其他住宅物業貸款	4,100,408	3,612,737	3,150,522	4,100,408	3,612,737	3,150,522
— 信用卡貸款	—	22,847	41,981	—	22,847	41,981
— 其他	1,041,427	959,716	890,256	1,040,649	959,716	890,256
	5,786,946	6,336,828	5,682,228	5,786,168	6,336,828	5,682,228
貿易融資	803,076	741,282	947,256	803,076	741,282	947,256
在香港以外使用之貸款	201,405	244,845	547,714	201,405	244,845	547,714
	12,375,089	12,748,779	13,350,944	12,373,590	12,746,930	13,350,012

大部份貸款者身處香港。

四、貨幣風險

佔外幣淨值總額百分之十或以上之非交易及結構性持倉所產生之外幣風險如下：

	浙江第一銀行集團				
	二零零零年	二零零一年		二零零二年	
	美元	美元	歐元	美元	歐元
按港幣千元計之等值額					
現貨資產	13,987,233	13,498,864	610,523	13,206,082	912,092
現貨負債	(13,877,703)	(14,138,026)	(637,943)	(13,529,723)	(967,846)
遠期買入	151,059	828,034	10,805	9,105,841	46,680
遠期出售	(214,089)	(111,115)	(8,354)	(8,678,477)	(6,788)
長(短)倉淨額	46,500	77,757	(24,969)	103,723	(15,862)
結構性持倉淨額	112,517	(50,887)	23,073	(52,271)	15,674

截至二零零零年十二月三十一日止年度之數字沒有以外幣歐元列值，乃由於該年度非交易及結構性持倉所產生之外幣風險並不佔外幣淨值總額百分之十或以上。

五、過期及重新安排之押款及貸款

過期及重新安排之貸款總額，分析如下：

浙江第一銀行集團

	二零零零年		二零零一年		二零零二年	
	貸款總額	佔貸款總額比率	貸款總額	佔貸款總額比率	貸款總額	佔貸款總額比率
	港幣千元	百分率	港幣千元	百分率	港幣千元	百分率
過期貸款：						
－ 三個月至六個月	70,360	0.57	53,483	0.42	87,861	0.66
－ 六個月至一年	95,324	0.77	82,265	0.65	54,512	0.41
－ 一年以上	50,442	0.41	92,051	0.72	113,404	0.85
	216,126	1.75	227,799	1.79	255,777	1.92
重新安排之貸款	9,638	0.08	37,071	0.29	544	－
	225,764	1.83	264,870	2.08	256,321	1.92

浙江第一銀行

	二零零零年		二零零一年		二零零二年	
	貸款總額	佔貸款總額比率	貸款總額	佔貸款總額比率	貸款總額	佔貸款總額比率
	港幣千元	百分率	港幣千元	百分率	港幣千元	百分率
過期貸款：						
－ 三個月至六個月	70,360	0.57	53,483	0.42	87,861	0.66
－ 六個月至一年	95,324	0.77	82,265	0.65	54,512	0.41
－ 一年以上	50,353	0.41	92,051	0.72	113,404	0.85
	216,037	1.75	227,799	1.79	255,777	1.92
重新安排之貸款	9,638	0.08	37,071	0.29	544	－
	225,675	1.83	264,870	2.08	256,321	1.92

浙江第一銀行集團過期貸款的抵押品之價值及特別準備金總額，分析如下：

二零零零年					
過期貸款	未償還貸款總額	抵押品市價	有抵押數額	無抵押數額	特殊準備金
	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元
客戶	216,126	170,643	149,850	66,276	53,242

過期貸款	二零零一年 未償還貸款總額	抵押品市價	有抵押數額	無抵押數額	特殊準備金
	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元
客戶	227,799	164,191	152,946	74,853	57,403

過期貸款	二零零二年 未償還貸款總額	抵押品市價	有抵押數額	無抵押數額	特殊準備金
	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元
客戶	255,777	175,727	167,515	88,262	63,172

過期及重新安排之貸款與利息已撥入暫記賬或已停止累計利息之不履約貸款之對賬如下：

	浙江第一銀行集團 截至十二月三十一日止年度			浙江第一銀行 截至十二月三十一日止年度		
	二零零零年	二零零一年	二零零二年	二零零零年	二零零一年	二零零二年
	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元
逾期超過三個月之貸款	216,126	227,799	255,777	216,037	227,799	255,777
重新安排之貸款	9,638	37,071	544	9,638	37,071	544
減：逾期超過三個月而仍在累計利息之貸款	(21,547)	(16,796)	(7,628)	(21,547)	(16,796)	(7,628)
加：逾期三個月或以下或尚未過期但利息已撥入暫記賬或已停止計算利息之貸款	181,333	132,637	133,955	181,333	132,637	133,955
不履約貸款總額	385,550	380,711	382,648	385,461	380,711	382,648

在資產負債表結算日，浙江第一銀行集團或浙江第一銀行並沒有資產收回。

六、風險管理

本銀行的董事局是負責管理銀行。在履行其管理職責時，董事局成立了各有關委員會以協助管理監察及控制各種風險、董事局及有關委員會負責審閱及批核的程序及政策，以其確認計算、控制及監察各財務風險及非財務風險。而有關委員會或高級管理層會定期覆核此等程序及政策。

稽核委員會成員由非執行董事組成，此委員會將定期開會以確保會計準則，法律要求，及銀行政策及程序得以遵從。其核下之稽核部會定期稽核，以保證該等政策、手則及特定限額均與以遵從。

執行委員會成員包括銀行的執行董事及高級顧問。此委員會經授權監察及指導管理層以控制各種風險。執行委員會每月最少開會一次。

管理委員會成員包括有執行董事及高級管理人員，此委員會定期召開會議以便監控不同之風險，包括信貸、流動資金、營運利率、外滙及列載於資產負債表內及表外的科目所引致的市場風險。

大額貸款委員會及信貸委員會均由執行董事及高級管理人員組成。此等委員會定期召開會議以監察及控制與信貸有關的風險。此等委員會經授權審批其信貸額度內之貸款。

問題貸款管理委員會成員包括執行董事及高級管理人員。此委員會定期召開會議，逐一審理每個問題貸款及決定作出適當行動。

資產負債管理委員會由執行董事及高級管理人員組成。此委員會亦按定期召開會議以監察及控制市場風險，流動資金風險、利率風險、外滙風險及資金要求。

市場風險

市場風險乃指因市場利率或價格出現不利情況至令列載於資產負債表內及表外科目遭受損失的風險。

在日常運作中，本行會簽訂不同種類的金融工具，主要包括遠期外滙合約及利率掉期合約。簽訂此等合約的目的，是相應有關客戶在資金管理上所作遠期外滙交易及利率風險進行對沖。最近經香港金融管理局評估，認為本行所受的市場風險並非重大，而本行在指定維持充足資本額，以應付市場風險的最低標準要求亦獲得豁免。

信貸風險

由客戶所引致的信貸風險經由信貸委員會、大額貸款委員會及管理委員會密切監控。

問題貸款管理委員會對問題貸款的管理亦特別關注。

所有客戶的信貸申請，必須經由信貸委員會批核，唯初步審查工作則交由有關人員處理。大額信貸申請則由大額信貸委員會批核。本行藉沿用一套謹慎有效的信貸政策及應用抵押品及擔保，將信貸風險減致最低限度。

本行對每一貸款客戶每年最少作一次徹底之覆查，並於整個年度對問題貸款作出多次監察。貸款覆查程序不包括單一按揭貸款。每宗客戶貸款均根據全面信貸評級系統，從有關之信貸客戶以往之償還記錄及財務狀況而作出風險分類。

由貨幣市場、外滙及資本市場對手所引致的信貸風險由資產負債管理委員會審批及授予的相應信貸額度加以控制。

流動資金風險

資產負債管理委員會定期審閱法例規定的流動資金比率、錯配比率及貸款與存款比率以便控制流動資金。

利率風險

資產負債管理委員會負責管理利率風險，並以嚴格的內部指引作為控制。通常持倉祗用作對沖及只容許有限量的短期錯配。

外滙風險

外滙風險是以設立特定限額作為對交易活動的控制，諸如每日交易頭寸限額、隔夜頭寸限額、個別交易人員的交易限額及截損限額。

七、 跨國債權

於二零零零年十二月三十一日，按佔總跨國債權百分之十或以上之交易國家類別劃分，跨國債券之地區分佈如下：

	浙江第一銀行集團		
	銀行及其他金融機構	其他	合計
	港幣千元	港幣千元	港幣千元
1. 西歐 — 德國	2,204,000	—	2,204,000
2. 西歐 — 英國	2,074,000	—	2,074,000
3. 亞太 — 日本	1,497,000	—	1,497,000
	5,775,000	—	5,775,000

於二零零一年十二月三十一日，按佔總跨國債權百分之十或以上之交易國家類別劃分，跨國債權之地區分佈如下：

	浙江第一銀行集團		
	銀行及其他金融機構	其他	合計
	港幣千元	港幣千元	港幣千元
1. 西歐 — 德國	2,296,000	—	2,296,000
2. 西歐 — 英國	2,143,000	—	2,143,000
3. 亞太 — 日本	1,806,000	—	1,806,000
	6,245,000	—	6,245,000

於二零零二年十二月三十一日，按佔總跨國債權百分之十或以上之交易國家類別劃分，跨國債權之地區分佈如下：

	浙江第一銀行集團		
	銀行及其他金融機構	其他	合計
	港幣千元	港幣千元	港幣千元
1. 西歐 — 德國	2,893,544	1,240	2,894,784
2. 西歐 — 英國	1,766,674	62,214	1,828,888
	4,660,218	63,454	4,723,672

八、 其他逾期資產

本年度，除了過期貸款外，並沒有逾期超過三個月的其他資產。

九、 企業管治

本銀行完全遵行香港金融管理局所發出之監管政策手冊「本地註冊認可機構的企業管治」之規定。

1. 浙江第一銀行集團之未經審核中期業績

以下為浙江第一銀行集團截至二零零三年六月三十日止六個月期間之未經審核綜合中期業績全文：

未經審核之綜合損益表
截至二零零三年六月三十日止之六個月

	附註	二零零三年	二零零二年
		港幣千元	港幣千元 (重報)
利息收入		371,186	409,092
利息支出		(133,679)	(171,226)
利息收入淨額		237,507	237,866
手續費收入		62,527	56,294
手續費支出		(1,881)	(2,088)
手續費收入淨額		60,646	54,206
其他營運收入		43,401	27,630
營運收入		341,554	319,702
營運支出	1	(177,199)	(183,760)
提撥準備前營運溢利		164,355	135,942
壞賬及呆賬支出			
一 特殊準備		(29,920)	(10,418)
一 一般準備		–	–
出售固定資產損失		(11,556)	(1,178)
營運溢利		122,879	124,346
所佔共同控制個體業績淨額		(2,687)	–
除税前溢利		120,192	124,346
税項			
一香港		(25,294)	(23,152)
一海外		(403)	(654)
股東應佔溢利		94,495	100,540
分配：			
不派中期股息(二零零二年：每股港幣一元四角)予二千五百萬股(二零零二年：二千五百萬股)		–	35,000

附註： 除了在二零零三年一月一日起浙江第一銀行集團採用了香港會計師公會所發出之會計實務準則第十二號(修訂)「入息税項」外，本中期業績之編製與二零零二年度之財務賬目所採用之會計政策一致。往年遞延税項是因會計及税務收支處理所產生的所有重大時差，預計在可預見的將來可能引致的税項責任，按負債法提撥準備。除非有充足理由確定其實現性，否則遞延税項資產不會被確認。

在新會計政策下，期內利得税包括現時及遞延税項。遞延税項下的資產及負債，來自作為財務報告及税務基礎用途的資產及負債賬面值之間的可扣除及可課税臨時差額。遞延税項資產亦來自未使用之税收抵免。除非對資產或負債之期初確認不會對會計或應課税利潤構成影響，否則所有遞延税項負債及所有遞延税項資產，在可用資產於未來極有可能產生應課税利潤之範圍內被確認。

有關轉變溯及既往，導致須作前期調整，於二零零二年一月一日及二零零三年一月一日之股東資金期初結餘分別減少港幣三千九百四十一萬元及港幣三千一百九十六萬元。截至二零零二年六月三十日止六個月損益計算表內之遞延税項之比較數字亦已予重列並增加港幣八十五萬六千元。

(1) 營運支出

	二零零三年六月三十日 港幣千元	二零零二年六月三十日 港幣千元
職員費用	91,106	101,944
行址及設備		
營運租約下行址租金	11,504	7,745
折舊	26,016	24,973
其他支出	17,640	14,887
其他營運支出	30,933	34,211
	177,199	183,760

未經審核之綜合資產負債表

	二零零三年六月三十日 港幣千元	二零零二年十二月三十一日 港幣千元 (重報)
資產		
現金及短期資金	8,910,633	9,959,167
存放銀行同業及金融機構在一個月至十二個月內到期之存款	2,101,781	3,166,619
存款證	30,000	127,990
應收票據	178,489	157,253
客戶貸款及其他賬項	13,606,719	13,347,673
共同控制個體權益	33,887	36,575
證券投資	326,952	319,946
固定資產	625,156	663,676
資產總額	25,813,617	27,778,899
負債		
銀行同業及金融機構之存款及結餘	1,098,735	1,167,108
客戶之存款		
活期及往來	1,101,662	1,063,898
儲蓄	3,035,381	2,892,979
定期及通知	16,234,886	18,247,677
應付票據	148,740	185,566
其他賬項及準備金	260,518	313,061
負債總額	21,879,922	23,870,289
資本來源		
股本	2,500,000	2,500,000
儲備		
普通儲備	750,000	750,000
房地產及投資性房地產重估儲備	181,615	183,021
股息儲備	—	68,000
其他儲備	44,000	15,000
保留溢利	458,080	392,589
股東資金	3,933,695	3,908,610
負債及資本來源總額	25,813,617	27,778,899

未經審核之補充財務資料

客戶貸款及其他賬項

(1) 客戶貸款及其他賬項如下：

	二零零三年六月三十日	二零零二年十二月三十一日
	港幣千元	港幣千元
客戶貸款	13,682,016	13,350,944
減：		
壞賬及呆賬準備金		
— 一般	119,866	124,210
— 特殊	95,566	63,465
	13,466,584	13,163,269
應計利息	39,776	43,363
其他賬項	100,359	141,041
	13,606,719	13,347,673

(2) 貸款總額中其利息列入暫記賬或停止計息之貸款如下：

	二零零三年六月三十日	二零零二年十二月三十一日
	港幣千元	港幣千元
貸款總額	328,917	382,648
減：特殊準備金	90,183	62,874
	238,734	319,774
佔貸款總額比例	2.4%	2.9%
暫記利息	1,897	1,689

浙江第一銀行集團於二零零三年五月更改了停止計算拖欠貸款利息的政策，由拖欠超過六十天停止計算利息，改為拖欠超過九十天停止計算利息。新政策與香港金融管理局的要求看齊。

(3) 客戶貸款－貸款依行業分類，係根據客戶所經營之主要行業而定，以每類總額計算。

	二零零三年六月三十日	二零零二年十二月三十一日
	港幣千元	港幣千元
在香港使用之貸款		
工商金融		
－物業發展	616,750	334,517
－物業投資	2,147,870	2,169,179
－金融企業	70,750	70,855
－股票經紀	775	801
－批發及零售業	929,166	942,499
－製造業	682,665	623,376
－運輸及運輸設備	493,822	512,093
－其他	1,719,209	1,520,426
	6,661,007	6,173,746
個人		
－購買「居者有其屋計劃」及「私人參建居屋計劃」樓宇之貸款	1,505,531	1,599,469
－購買其他住宅物業貸款	2,946,292	3,150,522
－信用卡貸款	38,399	41,981
－其他	876,553	890,256
	5,366,775	5,682,228
貿易融資	1,052,763	947,256
在香港以外使用之貸款	601,471	547,714
	13,682,016	13,350,944

大部份貸款者身處香港。

過期及重新安排之押款及貸款

(1) 過期及重新安排之貸款總額，分析如下：

	二零零三年六月三十日		二零零二年十二月三十一日	
	港幣千元	百分率	港幣千元	百分率
過期貸款：				
三個月至六個月	45,653	0.33%	87,861	0.66%
六個月至一年	65,509	0.48%	54,512	0.41%
一年以上	130,294	0.95%	113,404	0.85%
	241,456	1.76%	255,777	1.92%
重新安排之貸款	26,067	0.19%	544	0.00%
	267,523	1.96%	256,321	1.92%

此數字不包括任何已資本化而列入暫記賬上之應計利息。

(2) 上述過期貸款的抵押品之價值及特殊準備金，分析如下：

客戶貸款	二零零三年六月三十日	二零零二年十二月三十一日
	港幣千元	港幣千元
貸款餘額	241,456	255,777
抵押品市值	156,035	175,727
有抵押數額	135,110	167,515
無抵押數額	106,346	88,262
特殊準備金	86,290	63,172

抵押品已被收回之貸款將繼續列為貸款，被收回資產按市場公平值入賬。若其市價於稍後轉壞，則提撥準備。

浙江第一銀行集團於二零零三年六月三十日所持之已收回資產總計為港幣六千一百七十一萬九千零五十元（二零零二年：港幣六千三百七十二萬元）。

(3) 過期及重新安排之貸款與利息已撥入暫記賬或已停止累計利息之不履約貸款之對賬如下：

	二零零三年六月三十日	二零零二年十二月三十一日
	港幣千元	港幣千元
逾期超過三個月之貸款	241,456	255,777
重新安排之貸款	26,067	544
減：逾期超過三個月而仍在累計利息之貸款	(8,845)	(7,628)
加：逾期三個月或以下或尚未過期但利息已撥入暫記賬或已停止計算利息之貸款	70,239	133,955
不履約貸款總額	328,917	382,648

資產負債表以外之項目

(1) 或有負債及承擔

以下為每項重要或有負債及承擔之約定數額概要：

	二零零三年六月三十日	二零零二年十二月三十一日
	港幣千元	港幣千元
直接信貸代替品	232,664	296,898
與交易有關之或有負債	30,453	26,265
與貿易有關之或有負債	504,987	553,540
其他承擔：		
原約於一年內滿期或可無條件取消者	1,904,471	1,989,643
原約超過一年滿期	1,048,934	527,447
	3,721,509	3,393,793

(2) 衍生工具

以下為每項合約各重大類別之名義上數額：

	二零零三年六月三十日			二零零二年十二月三十一日		
	對沖	貿易	合計	對沖	貿易	合計
	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元
外滙遠期合約	4,320,643	–	4,320,643	18,049,667	–	18,049,667
外滙期權合約	286,918	–	286,918	155,979	–	155,979
利率掉期合約	353,468	–	353,468	353,468	–	353,468
證券期權合約	52,439	–	52,439	51,819	–	51,819
	5,013,468	–	5,013,468	18,610,933	–	18,610,933

附註：二零零二年十二月三十一日之外滙遠期合約為港幣一百八十億四千九百六十六萬七千元，其中港幣一百七十一億七千三百萬元為客戶合約，本銀行已為此合約作對沖。

上述所示名義上數額乃指交易量之餘額，並不代表上述金額所承受之風險金額。

前述資產負債表以外項目之重置成本及信貸風險加權數額如下。

	二零零三年六月三十日		二零零二年十二月三十一日	
	重置成本	信貸風險加權數額	重置成本	信貸風險加權數額
	港幣千元	港幣千元	港幣千元	港幣千元
或有負債及承擔	—	870,896	—	675,227
外滙遠期合約	7,932	16,585	14,874	68,155
外滙期權合約	—	1,435	—	781
利率掉期合約	4,656	1,382	3,034	1,058
證券期權合約	—	1,573	—	1,555
	12,588	891,871	17,908	746,776

此等數額並未計入雙邊淨額安排之影響。

合約之重置成本是指所有按市場價值計算差額時附有正值之合約成本，亦是在結算日該等合約之略計信貸風險。

信貸風險加權數額是按照銀行條例第三附表及香港金融管理局發出之指引計算所得。所得金額是按對方財務狀況和每類合約之到期特性釐定之指引計算。

資本充足及流動資金比率

	二零零三年六月三十日	二零零二年十二月三十一日
	%	%
資本充足比率	26.94	26.62

	二零零三年六月三十日	二零零二年六月三十日
	%	%
平均流動資金比率（一月至六月）	55.34	60.00

資本充足比率及流動資金比率，係依照香港銀行業條例附表第三及第四項計算。

資本基礎總額在扣減後之組成部份，與「資本充足比率申報表」(MA(BS)3) 第一部所填報的相同。這些組成部分如下：

	二零零三年六月三十日	二零零二年十二月三十一日
	港幣千元	港幣千元
核心資本		
繳足股款的普通股股本	2,500,000	2,500,000
儲備	1,103,074	837,993
損益	97,375	253,600
	3,700,449	3,591,593
可計算的附加資本		
房地產重估儲備	91,688	109,649
一般呆賬準備金	119,866	124,210
	211,554	233,859
扣減前之資本基礎總額	3,912,003	3,825,452
扣減項目		
附屬公司投資	60,107	60,107
有關連之公司風險	182,029	189,945
非附屬公司之證券投資	1,000	1,000
扣減總額	243,136	251,052
扣減後之資本基礎總額	3,668,867	3,574,400

貨幣風險

佔外幣淨值總額百分之十或以上之非交易及結構性持倉之外幣風險如下：

	二零零三年六月三十日		二零零二年十二月三十一日	
	美元	歐元	美元	歐元
按港幣千元計之等值				
現貨資產	11,722,389	881,674	13,206,082	912,092
現貨負債	(12,495,546)	(937,517)	(13,529,723)	(967,846)
遠期買入	2,525,485	67,252	9,105,841	46,680
遠期出售	(1,689,710)	(23,460)	(8,678,477)	(6,788)
長倉淨額	62,618	(12,051)	103,723	(15,862)
結構性持倉淨額	(52,569)	14,279	(52,271)	15,674

跨國債權

經考慮風險轉移因素後，佔總跨國債權百分之十或以上交易之國家在二零零三年六月三十日如下：

	二零零三年六月三十日			二零零二年十二月三十一日		
	銀行及其他金融機構	其他	合計	銀行及其他金融機構	其他	合計
	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元
西歐－德國	2,283,741	3,322	2,287,063	2,893,544	1,240	2,894,784
西歐－英國	1,217,063	114,866	1,331,929	1,766,674	62,214	1,828,888
西歐－法國	1,018,293	877	1,019,170	－	－	－
	4,519,097	119,065	4,638,162	4,660,218	63,454	4,723,672

業務回顧

本集團於截至二零零三年六月三十日止六個月之除税後溢利為九千四百五十萬港元，較二零零二年同期減少6.0% (二零零二年為一億零五十萬港元)。手續費及其他收入較上年度增加二千二百二十萬港元，或27.1%。此等收入增加主要來自零售銀行及私人理財產品之手續費及佣金收入增加及撥回若干不必要之準備。營運支出減少六百六十萬港元，或3.6%。此支出減少主要來自職員費用之減少。然而，提撥準備前營運溢利的增長，與特殊撥備之一千九百五十萬港元，或187.2%，的增幅及因出售固定資產而錄得一千一百五十萬港元的損失相抵銷。特殊撥備的增幅則由於調低貸款為特定分類貸款中的較低級別及樓宇價值下調。

遵守披露規定

本集團已完全循香港金融管理局於二零零二年十一月所發出之監管政策手冊FD-2「香港註冊認可機構披露中期財務資料建議」而編製此二零零三年中期報告。

以下浙江第一銀行集團二零零二年之管理層對財務表現之討論及分析，乃根據浙江第一銀行二零零二年年報之董事長報告書及浙江第一銀行截至二零零二年十二月三十一日止年度經審核財務報告編製。

2. 浙江第一銀行集團二零零二年之管理層討論及分析

去年對全球經濟來説充滿挑戰：大企業破產個案接踵而來，並先後揭發多宗賬目醜聞，加上恐怖襲擊及美伊戰爭一觸即發。面對種種不利的經濟因素，香港之對外貿易及訪港旅客仍能有所增長，彌補了投資不振及消費力疲弱的局面，令二零零二年首三個季度之本地生產總值錄得百分之一點二之實質增長，令人鼓舞。

然而，二零零二年銀行業之經營環境依然困難重重。經歷了二零零一年至今先後十二次減息，美國利率跌至一厘二五之四十年來新低。由於香港實施聯繫滙率制度，本地銀行跟隨將最優惠貸款利率接連調低至五厘，而儲蓄存款利率則下調至歷來最低之百分之一厘。此外，有關香港財赤問題惡化之報道，亦導致本地銀行同業拆息偶爾出現波動。

由於銀行同業爭相吸納優質按揭及企業融資客戶，競爭加劇令邊際溢利持續收窄。物業市道不振，導致負資產業主人數日益增加。此外，鑑於失業率高企加上個人破產個案數目創新高，各銀行在處理消費信貸時更為審慎，並須特別就信用卡壞賬作適當撇賬及撥備。

面對銀行同業之激烈競爭，浙江第一銀行仍然堅持審慎之銀行經營方針，同時亦保持著本身之競爭優勢。為提升客戶服務質素並推廣零售銀行業務，浙江第一銀行已分別擴充東尖沙咀分行及深水埗分行。為精簡分行運作，由二零零三年二月一日起，銅鑼灣個人理財服務中心與浙江第一銀行告士打道分行整合。此外，浙江第一銀行亦已按計劃設立後備電腦中心，為浙江第一銀行各主要電腦系統提供即時支援，確保浙江第一銀行之銀行服務在遇到緊急情況時仍能如常運作。

為求充份把握中國加入世貿組織所帶來之商機，浙江第一銀行已於二零零二年七月二十二日成立上海代表處，為拓展國內業務踏出重要之第一步。浙江第一銀行上海代表處之目標，是為浙江第一銀行客戶提供全面之諮詢、聯絡及市場研究服務，藉此加強與客戶之業務關係。

浙江第一銀行預期在低息率之環境下，客戶對財富管理之需求將會有所增加，因此乘時推出高息產品如外幣掛鈎存款、股票高息定期存款，以及結合一般儲蓄及投資之股票投資月供計劃。此外，浙江第一銀行推廣一系列範圍廣泛，為迎合不同客戶需求而設計之保險產品。

至於企業方面，浙江第一銀行的貿易融資業務增長亦較市場為佳。我們積極參與財團貸款項目，為香港多家主要公司提供貸款。新貸款的總值金額遠較二零零一年為高。

浙江第一銀行截至二零零二年十二月三十一日止財政年度之股東應佔綜合溢利為港幣二億零七百二十萬元，較二零零一年下跌百分之六點三。浙江第一銀行營運收入下跌百分之六點七至港幣六億四千七百二十萬元。由於息差收窄，淨利息收入減少百分之十六點五至港幣四億七千四百萬元。此外，由於按揭及其他企業借貸持續受減息壓力影響，淨息差由百分之二點一一跌至百分之一點七七。

手續費收入淨額上升百分之二十點六至港幣一億一千三百四十萬，主要是由於私人銀行產品銷售、貿易融資、保險及其他銀行手續費收入增加所致。由於外滙收入增加，其他營運收入上升百分之八十三點九至港幣五千九百八十萬元。二零零二年內其他投資並無錄得虧損。

浙江第一銀行於二零零二年繼續執行其成本控制計劃。因此，營運開支減少百分之十一點二至港幣三億五千七百六十萬元，這主要是由於削減員工成本所致。

於二零零二年，浙江第一銀行終止其界定福利計劃，而浙江第一銀行對於此一計劃之所有責任與負債亦隨之消失。參與該項計劃之僱員有權選擇接受計劃款項之百分之二十，並將其利益餘額轉往定額供款計劃，或將全部計劃款項轉往定額供款計劃。

貸款總額增加百分之四點七至港幣一百三十四億元，主要是由於物業發展、貿易融資以及中國和美國所用貸款之貸款金額增加所致。

客戶存款為浙江第一銀行提供主要資金來源。客戶存款微升百分之零點五至港幣二百二十二億元。於回顧期間內，浙江第一銀行推出合共港幣一億元之零售存款證，廣受市場歡迎，被全數認購。

浙江第一銀行之資本充足比率及平均流動資金比率分別為百分之二十六點六及百分之六十點四。浙江第一銀行之貸存比率維持百分之五十七點一。

浙江第一銀行繼續維持高流通性之資產負債表，於二零零二年十二月三十一日，以存放於銀行同業存款、存款證及高流動性投資之方式持有，佔其總資產百分之四十七點七(相等於港幣一百三十二億五千萬元)。

浙江第一銀行之資產負債比率(將結算日之總資產除以股東資金總額計算)維持7.0倍。

浙江第一銀行之或有負債主要包括直接信貸替代品及交易與貿易相關或有債務。該等或有債務乃於銀行業務之日常業務範圍內產生。此外，金融衍生產品主要用作對沖用途。

於回顧年度內，不履行貸款佔總貸款由百分之三微跌至百分之二點九。然而，浙江第一銀行已採納一項更加審慎之收入確認政策，據此，浙江第一銀行停止就逾期兩個月以上之貸款計算利息。由於逾期貸款增加及抵押品價值下跌之關係，呆壞賬開支增加百分之十六點四至港幣三千二百三十萬元。

展望未來，整體經濟預期仍然充滿挑戰，經濟復甦有賴外圍與本地兩方面之因素。在瞬息萬變之環境中，浙江第一銀行繼續積極開拓新商機。

1. 本集團之財務概要

以下為本集團截至二零零二年十二月三十一日止三個財政年度各年之經審核綜合業績之概要。

	二零零二年 (重報)	二零零一年 (重報)	二零零零年
三年概要 該年度(港幣百萬元)			
淨利息收入	1,472	1,517	1,659
非利息收入	365	363	351
營業支出	(596)	(589)	(582)
呆壞賬準備	(468)	(423)	(367)
除税前正常業務之溢利	789	910	1,064
税項	(102)	(110)	(163)
除税後正常業務之溢利	680	779	902
少數股東權益	1	—	(1)
股東應得之溢利	681	779	901
本年度股息	534	358	358
每股盈利(港幣) 基本及攤薄	2.32	2.65	3.07

2. 本集團之經審核綜合賬目

以下為本集團截至二零零二年十二月三十一日止年度經審核綜合賬目全文(惟賬目之頁數已修改指本通函之頁數):

KPMG

致永亨銀行有限公司各股東
(於香港註冊成立的有限公司)

本核數師(以下簡稱「我們」)已審核刊於第74頁至第113頁按照香港公認會計原則編製的賬項。

董事及核數師的責任

香港公司條例規定董事須編製真實與公平的賬項。在編製該等賬項時,董事必須貫徹採用合適的會計政策,作出審慎及合理的判斷和估計,並說明任何未有遵守現有會計準則的原因。

我們的責任是根據我們審核工作的結果,對該等賬項作出獨立意見,並向股東報告。

意見的基礎

我們是按照香港會計師公會頒佈的核數準則進行審核工作。審核範圍包括以抽查方式查核與賬項所載數額及披露事項有關的憑證,亦包括評估董事於編製該等賬項時所作的主要估計和判斷、所釐定的會計政策是否適合 貴銀行及貴集團的具體情況、及有否貫徹運用並足夠披露該等會計政策。

我們在策劃和進行審核工作時,均以取得一切我們認為必需的資料及解釋為目標,使我們能獲得充份的憑證,就該等賬項是否存有重要錯誤陳述,作合理的確定。在作出意見時,我們亦已衡量該等賬項所載資料在整體上是否足夠。我們相信,我們的審核工作已為下列意見建立合理的基礎。

意見

我們認為上述的賬項均真實與公平地反映 貴銀行及貴集團在二零零二年十二月三十一日的財政狀況及 貴集團截至該日止年度的溢利及現金流量,並按照香港公司條例適當編製。

畢馬威會計師事務所
香港執業會計師

香港,二零零三年三月十三日

綜合損益計算表
二零零二年十二月三十一日全年結算
(以港幣千元位列示)

	附註	二零零二年	二零零一年 (重報)
利息收入	4(a)	2,260,276	3,275,342
利息支出		(788,058)	(1,758,320)
淨利息收入		1,472,218	1,517,022
其他營業收入	4(b)	365,413	363,049
營業收入		1,837,631	1,880,071
營業支出	4(c)	(595,502)	(588,694)
扣除準備金前之營業溢利		1,242,129	1,291,377
呆壞賬準備	17	(468,006)	(423,004)
營業溢利		774,123	868,373
重估投資物業及出售有形固定資產之(虧損)／溢利	5(a)	(15,169)	6,222
出售持有至到期日證券及非持作買賣用途證券之溢利	5(b)	51,317	31,476
持有至到期日證券之準備金(撥備)／回撥		(21,028)	4,367
正常業務的溢利		789,243	910,438
應佔聯營公司之淨虧損		(7,847)	(21,229)
除税前溢利		781,396	889,209
税項	6	(101,544)	(110,223)
除税後溢利		679,852	778,986
少數股東權益所佔之虧損		895	7
本銀行股東應得之溢利	7及25	680,747	778,993
是年度分配股息：			
年度派發中期股息		108,580	108,569
低估去年之末期股息		25	20
年結後擬派末期股息		231,832	249,414
年結後擬派特別股息		193,683	—
	8	534,120	358,003
		港元	港元
每股盈利			
基本及攤薄	11	2.32	2.65
每股股息			
中期		0.37	0.37
擬派末期		0.79	0.85
擬派特別		0.66	—
		1.82	1.22

第79頁至第113頁之附註構成本年結一部份。

綜合資產負債表

二零零二年十二月三十一日結算
(以港幣千元位列示)

	附註	二零零二年	二零零一年
			(重報)
資產			
現金及短期資金	12	12,363,052	9,773,340
定期存放銀行同業及其他金融機構款項			
(一至十二個月內到期)	23	852,511	2,711,269
貿易票據已減除準備	13	317,297	285,273
存款證	14及23	406,370	452,814
持作買賣用途證券	15	259,423	6,542
客戶之貸款及其他賬項已減除準備	16(a)	34,469,824	35,658,856
持有至到期日證券及非持作買賣用途證券	18	7,072,587	4,838,496
聯營公司投資	20	56,924	60,771
有形固定資產	21	1,308,751	1,272,196
商譽	2(e)	1,454	2,035
總資產		57,108,193	55,061,592
負債			
銀行同業及其他金融機構之存款	23	422,060	412,980
客戶存款	22及23	45,302,367	45,697,763
已發行之存款證	23	4,377,832	2,486,419
其他賬項及準備		628,648	410,539
總負債		50,730,907	49,007,701
資本來源			
股本	24	293,459	293,429
儲備	25	6,062,842	5,738,582
股東資金		6,356,301	6,032,011
少數股東權益		20,985	21,880
總負債及資本來源		57,108,193	55,061,592

馮鈺斌	董事長兼行政總裁
王家華	董事兼副行政總裁
馮鈺聲	董事兼總經理
何志偉	董事兼秘書

第79頁至第113頁之附註構成本年結一部份。

資產負債表

二零零二年十二月三十一日結算

(以港幣千元位列示)

	附註	二零零二年	二零零一年 (重報)
資產			
現金及短期資金	12	11,881,540	9,447,215
定期存放銀行同業及其他金融機構款項（一至十二個月內到期）	23	769,157	2,622,528
貿易票據已減除準備	13	252,695	249,276
存款證	14及23	399,960	452,814
持作買賣用途證券	15	252,597	—
客戶之貸款及其他賬項已減除準備	16(a)	26,855,486	29,051,650
附屬公司欠款		3,293,696	2,665,402
持有至到期日證券及非持作買賣用途證券	18	6,776,575	4,190,439
附屬公司投資	19	360,657	368,672
聯營公司投資	20	86,000	82,000
有形固定資產	21	1,009,087	976,819
總資產		51,937,450	50,106,815
負債			
銀行同業及其他金融機構之存款	23	410,025	408,841
客戶存款	22及23	33,256,063	33,863,501
已發行之存款證	23	4,490,601	2,486,419
其他賬項及準備		388,419	221,686
附屬公司存款		8,268,378	8,200,317
總負債		46,813,486	45,180,764
資本來源			
股本	24	293,459	293,429
儲備	25	4,830,505	4,632,622
股東資金		5,123,964	4,926,051
總負債及資本來源		51,937,450	50,106,815

馮鈺斌	董事長兼行政總裁
王家華	董事兼副行政總裁
馮鈺聲	董事兼總經理
何志偉	董事兼秘書

第79頁至第113頁之附註構成本年結一部份。

綜合股東權益變更表
二零零二年十二月三十一日全年結算
(以港幣千元位列示)

	附註	二零零二年	二零零一年 (重報)
一月一日之股東資金結餘		6,045,301	5,665,781
有關短期僱員福利會計政策變更	3(c)	(13,290)	(11,772)
重報		6,032,011	5,654,009
因出售非持作買賣用途證券而實現之虧損／(收益)	25	176	(26,023)
重估非持作買賣用途證券之未實現溢利／(虧損)	25	655	(17,306)
換算調整	25	23	(36)
損益賬內沒確認之淨收益／(虧損)		854	(43,365)
本銀行股東應得之溢利	25	680,747	778,993
已派股息	25	(358,019)	(357,982)
根據認股權計劃發行之股份款項		708	356
十二月三十一日之股東資金結餘		6,356,301	6,032,011

第79頁至第113頁之附註構成本年結一部份。

綜合現金流量表
二零零二年十二月三十一日全年結算
(以港幣千元位列示)

	附註	二零零二年	二零零一年 (重報)
因營業活動而流入之現金淨額	27	4,400,320	836,194
投資活動			
購入持有至到期日證券及非持作買賣用途證券		(7,161,587)	(3,733,181)
出售及贖回持有至到期日證券及非持作買賣用途證券所得款項		4,958,616	1,218,303
附屬公司投資		–	(3,015)
聯營公司投資		–	(35,000)
貸予聯營公司		(4,000)	(17,200)
購入有形固定資產		(105,248)	(270,276)
出售有形固定資產所得款項		3,406	11,751
因投資活動而流出之現金淨額		(2,308,813)	(2,828,618)
融資			
行使認股權所發之新股		708	356
支付普通股股息		(358,019)	(357,982)
因融資活動而流出之現金淨額		(357,311)	(357,626)
現金及等同現金項目增／(減)額		1,734,196	(2,350,050)
現金及等同現金項目於一月一日結餘		10,313,929	12,663,979
現金及等同現金項目於十二月三十一日結餘		12,048,125	10,313,929
現金及等同現金項目之分析			
現金及存放銀行同業及其他金融機構		460,926	561,996
短期存放同業		11,049,610	8,288,486
政府債券		247,218	77,659
定期存放銀行同業及其他金融機構款項(一至三個月內到期)		290,371	1,385,788
		12,048,125	10,313,929

第79頁至第113頁之附註構成本年結一部份。

賬項附註

二零零二年十二月三十一日全年結算

(以港幣千元位列示)

1. 主要業務

本銀行及其附屬公司之主要業務為經營銀行及有關之財務服務。

2. 主要會計政策

(a) 符合指引聲明

本賬項的編製，是按照香港會計師公會發出的所有適用的會計實務準則及解釋、香港普遍接納的會計原則和香港《公司條例》的要求。本賬項亦符合香港聯合交易所有限公司證券上市規則有關的披露規定及香港金融管理局發出之監管政策手冊內有關「本地註冊認可機構披露財務資料」之要求。本集團採納的主要會計政策簡列如下。

(b) 賬項編製基礎

編製本賬項是以原值成本為計算基礎，及按若干物業重估價值，部份證券投資及資產負債表以外之金融工具按其市場價值所修訂，下列會計政策會加以解釋。

(c) 附屬公司及受控企業投資

根據香港《公司條例》附屬公司是指一家本集團直接或間接持有其過半數已發行股本，或控制其過半數投票權，或控制其董事會組成的公司。倘本銀行有權直接或間接管治其財政及營運政策而從其業務中獲取利益，則被列為受控附屬公司。

受控附屬公司之投資乃於綜合賬目中綜合處理，除非收購及持有之目的為於不久將來作出售或因於嚴緊之長期限制下經營而嚴重影響其向本集團轉撥資金之能力，在此情況下，其將以公平價值於綜合資產負債表中列賬，而其公平價值的變動則於投資重估儲備賬內確認。

集團間之結餘及交易，及任何集團間之交易而產生之未實現溢利均於編製綜合賬目時悉數抵銷，集團間交易產生之未實現虧損以未實現溢利一致之方法予以抵銷，惟僅至再無減值之證明出現。

於本銀行之資產負債表中，附屬公司之投資乃以成本減任何減值虧損(見附註2(o))列賬，除非收購及獨家持有之目的為於不久將來作出售或因於嚴緊之長期限制下經營而嚴重影響其向本集團轉撥資金之能力，在此情況下，其將以公平價值記賬，而其公平價值的變動則於投資重估儲備賬內確認。

(d) 聯營公司

聯營公司為本集團或本銀行對其管理有重大影響力(惟並非控制或聯合控制)之公司，包括參與其財政及營運政策之決定。

聯營公司投資是以權益會計法在綜合賬內入賬。入賬方法是先以成本再將本集團於收購後應佔該聯營公司的淨資產。然而，如購入並持有這些投資的唯一目的是在短期內將之出售，或是在嚴緊之長期限制下經營，以致其向本銀行轉移資金的能力嚴重受損，則這些投資會按公平價值記賬，而其公平價值的變動於投資重估儲備賬內確認。按照附註2(e)，綜合損益賬反映出年內本集團所佔聯營公司於收購後的業績及是年度正商譽之支出或負商譽之收入。

本集團與聯營公司之間交易所產生的未實現損益，均按本集團於聯營公司所佔的權益比率抵銷，但如能證明已轉讓資產出現減值損失而產生未實現虧損，則這些未實現虧損會即時在損益賬內確認。

本銀行資產負債表所列示的聯營公司投資，是按投資成本減去其減值虧損(附註2(o))後記賬。然而，如購入並持有這些投資的唯一目的是在短期內將之出售，或是在嚴緊之長期限制下經營，以致其向本銀行轉移資金的能力嚴重受損，則這些投資會按其公平價值記賬，而其公平價值的變動則於投資重估儲備賬內確認。

(e) 商譽

賬項綜合計算時所產生的正商譽是指收購成本超過本集團佔所收購資產與負債之公平價值的數額。正商譽是按10年限，以直線法在綜合損益賬內攤銷。至於受控附屬公司，其正商譽是按成本減去任何累計攤銷及任何減值虧損(附註2(o))後，記入綜合資產負債表。而在購入聯營公司，其正商譽成本減任何累計攤銷及任何減值虧損(附註2(o))已包括於聯營公司投資的賬面值內。

如於年內出售受控附屬公司或聯營公司，出售損益的計算，已包括以往尚未在綜合損益賬內攤銷的任何應佔購入商譽的數額。

(f) 貸款及呆賬

(i) 客戶貸款以貸予時的現金價款，並在扣除預計虧損的準備後記入資產負債表內。

(ii) 已撥出款項作為呆賬之一般準備，此外，不履行之放款均根據董事定下之指引，提撥特殊準備。倘若貸款再無機會收回時，則尚欠債務予以撇銷。

(iii) 所有未償還放款超過九十天及沒有足夠抵押品者，自動被定為不履行放款。不履行放款之應計利息均不撥入損益賬，而撥入暫記賬內。此暫記賬於資產負債表內有關之項目中減除。

(iv) 收回資產仍視作貸款的抵押。貸款賬面值與預期變賣收回資產的淨所得款項兩者之間的差額予以撥備。

(g) 利息及收費

利息收入及支出均按本金結餘及利率以時間分攤計算，賬項附註2(f)(iii)不履行放款之應計利息除外。有期債務證券之應計利息，按持有至到期日之應計利息連同票面溢價或差價，根據年期分配於每會計年度，用以達致固定回報率。其他收入及支出則只在已賺取或發生後才確認，除非是用以彌補向客戶持續提供服務之成本或就客戶而須承擔風險，或屬利息性質。在此等情況下，費用將於有關期間內按適當之基準確認。

(h) 遞延稅項

遞延稅項乃就收益及支出的會計與稅務處理方法之間，由所有重大時差產生而相信可能於可見未來實現的稅項影響，以負債法計提準備。

未來的遞延稅項利益只會在合理保證可實現時才會確認。

(i) 外幣折算

本年度內之外幣交易按交易日之滙率折算。是年底之外幣資產及負債賬項依結算日之滙率折算。所有之滙兑損益已包括在損益計算表內。

海外分行及海外附屬公司之賬項按年度平均滙率折算為港幣。資產負債表內之賬項按結算日之滙率折算為港幣。換算之損益已進誌於儲備內。

(j) 有形固定資產及資產折低

(i) 根據香港會計師公會會計實務準則第十七號「物業、機械及設備」第八十段過渡條款，在編制賬目時，並沒有在年結日對銀行物業重估至公平價值。

(ii) 設備包括傢俬、機械及其他設備按成本減除折舊後列示。折舊之計算乃按照資產之估計可用年數(一般在三至十年間)，以直線折舊法攤銷。

(iii) 永久業權之土地無需攤銷折低，非永久業權之土地按所餘年期平均攤銷折低。樓宇折低乃照其估計之有用年期以不超過五十年為限平均攤銷。

(iv) 投資物業每年乃按專業資格之測量師所估計之公開市值於資產負債表內列賬。重估溢價或虧損先計入投資物業重估儲備內，不足之數在損益賬內支銷。

(k) 投資證券

(i) 持有至到期日證券是指本集團及／或本銀行有能力及預算持有至到期日的有期債務證券，並以攤銷成本減除準備於資產負債表內記賬。

持有至到期日證券的賬面值按其信貸風險及預算可收回的金額列賬。當預算不可收回所有賬面值時，便會提撥準備金並於損益賬內作支出確認。

(ii) 買賣用途證券按其公平值，於資產負債表內記賬。公平值之差別，則計入損益賬內。

(iii) 非買賣用途證券按其公平值於資產負債表內記賬。公平值之差別，則計入投資重估儲備賬直至該證券出售、收回或有可信服證據顯示該證券將減值，其累積之損益將由投資重估儲備賬撥入損益賬。

(iv) 當引致減值的情況及事項不復存在，而有可信服證據顯示新的情況及事項於可預見的將來仍然持續，已撥入損益賬之投資重估損益可作回撥。

(v) 出售投資證券之損益將記入損益賬內。非買賣用途之證券損益已包括曾於投資重估儲備賬內記賬之金額。

(l) 融資及經營租賃

若租賃合約之大部份與擁有權有關之風險及利益實質上轉讓予承租人，即列為融資租賃。當本集團為融資租賃之出租人，則該等租賃之投資淨額將包括於資產負債表內「客戶貸款」項下。應收租賃款項所包含之融資收入將於租賃期內按投入資金之比例在「利息收入」內確認。與融資租賃性質相同之租購合約亦作融資租賃處理。

其他租賃合約均列為經營租賃。若集團為經營租賃之出租人，用作租賃之資產將包括在「有形固定資產」內。經營租賃之應收租金在租賃期內之會計年度以等額分期方式誌入「其他營業收入」項內。

(m) 資產負債表以外之金融工具

資產負債表以外之金融工具乃源自在外滙、利率及股票等市場上進行之期貨、掉期及期權交易。此等工具之入賬方式視乎有關交易乃用作買賣、風險套戥或作為管理資產與負債組合而定。

交易組合中之衍生工具以市值記賬，有關收益及虧損列於交易盈利或虧損項內。

在資產負債管理過程中，用以對沖未平倉坐盤額或特定資產或負債之衍生工具按應計基準列賬，此等組合所持之有關現金資產及負債一致。

要符合作對沖用途，該衍生工具必須在合約成立時可有效地減低對沖的有關資產或負債的價格或利率風險。

因進行資產負債組合的管理工作而開立的利率掉期交易均是獨立識別的，由此產生的利息收入或支出必須跟與之對沖的資產負債表上項目的相關利息收入或支出抵銷。

出售或終止未到期之對沖用途合約所產生之損益，按原來合約剩餘期間攤銷。當有關之資產、負債或持盤出售或終止時，該等合約即改為以市值列賬，差額即時誌入損益賬內。

(n) 準備及或然負債

當負債的限期或數額不確定，但有可能因過去事項構成法定或推定義務而須付出經濟利益以償責任，並能對此作可靠估計，此負債便確認為準備。若時間值之金額較大，則按履行責任所需開支的現值金額列為準備。

倘不可能需要付出經濟利益，或不能對數額作可靠估計，除非付出的機會是極微，則此項責任會被披露為或然負債。除非付出的機會是極微，潛在責任只在會否發生一項或多項未來事件中獲肯定下以或然負債披露。

(o) 資產減值損失

如內部及對外資料來源均顯示於結算日有任何物業(除投資物業)、設備、投資(除持作買賣用途證券(附註2(k)(ii)))或商譽經已減值，均須估計該等資產之可收回數額，及當該資產的賬面值超過可收回數額時確認減值損失於損益賬內。

可收回數額是出售淨值及使用值兩者中之較高者。在評估使用值時，會採用一項當時市場評估貨幣的時間值及相對於該資產的風險的稅前折扣率將估計未來現金流量折實為現在價值。當某資產未能大部分獨立地於其他資產產生現金流量，其可收回數額取決於可獨立地產生現金流量的最小資產組合(即一個現金生產單位)。

除了商譽的有關資產，如在用來測定可收回數額的估計有所改變，則減值損失會被轉回。商譽的減值損失只會因招致該損失的一種特殊性質的特別事件在被視作不會重演之情況下才會轉回，及可收回數額的增加清楚顯示與該特別事件之轉回相關。

減值損失轉回只局限至該資產的賬面值猶如該等減值損失從未在往年被確認。減值損失轉回在該被確認的年度記存入損益賬內。

(p) 關連人士

若本集團有權直接或間接控制另一方或影響另一方在財務或經營決策，或另一方有權直接或間接控制本集團或對本集團的財務及經營決策作出重要的影響，或本集團與另一方均受制於同一的監控下，則被視為關連人士。關連人士可為個別人士或公司。

(q) 分項報告

分項乃指本集團可區分之部分，包括提供之產品及服務(業務分項)或提供產品及服務之特定經濟環境(區域分項)，均受有別於其他分項之風險及利益所限。

本集團選擇業務分項資料為主要報告形式，而區域分項資料則為次選報告形式。

分項收益、開支、業績、資產及負債均包括直接劃分入該區分項之項目或可合理劃分為該項之項目。分項收益、開支、資產及負債乃於集團間結算前釐定，集團間交易則予以抵銷作為綜合處理之部分，惟集團企業間之有關集團間結餘及交易乃為單一分項。分項間定價乃按給予外間人士之相似條款釐定。

分項資本開支乃指期內因購入預計可使用超過一年之分項資產(包括有形及無形資產)所產生之總成本。

(r) 等同現金

現金及現金等值包括現金、銀行及其他金融機構結餘，於購入日起三個月內到期；短期及高流動定期存放銀行同業及投資，可隨時轉換成預知之現金而其價值受較低風險影響，即期及構成本集團現金管理之銀行同業及其他金融機構款項，亦構成現金和現金等值，作為編製現金流量表。

(s) 僱員福利

(i) 薪金、年度花紅、有薪年假及本集團的非貨幣福利成本在本集團僱員提供相關服務的年度計算。

(ii) 本銀行按香港《強制性公積金計劃條例》規定作出的強積金供款，在其發生時於損益賬內列支。

(iii) 當本集團授予僱員認股權以購入本銀行股份，其所收取之代價於授予當日將確認為其他賬項及準備。在行使認股權時，股東資金會按已收所得款項及其授予代價增加。

3. 採納新及經修訂之會計實務準則

在編製此財務報表，已採用了以下由二零零二年一月一日起之會計年度所生效之新及經修訂會計實務準則：

- 會計實務準則第一號(修訂)，「財務報表披露」
- 會計實務準則第十五號(修訂)，「現金流量表」
- 會計實務準則第三十四號，「僱員福利」

(a) 會計實務準則第一號(修訂)，「財務報表披露」

為符合會計實務準則第一號(修訂)，本集團採納了「綜合股東權益變更表」以取代舊有的「綜合確認損益表」。此表列出股東資金的主要成份，包括股本、儲備及盈餘滾存，由期初至期末之變更。

(b) 會計實務準則第十五號(修訂)，「現金流量表」

為符合會計實務準則第十五號(修訂)，「綜合現金流量表」之格式經予改列。比較數字亦因而重報。

(c) 會計實務準則第三十四號，「僱員福利」

過往歷年，集團並未對員工既得年假作出任何負債撥備。根據會計實務準則第三十四號，當員工提供服務後，便應確認該既得的權利。有關轉變已溯及既往而應用，導致須作前期調整，於二零零一年一月一日及二零零二年一月一日之股東資金期初結餘分別減少港幣11,772,000元及港幣13,290,000元。僱員成本之比較數字亦已予重列及增加港幣1,518,000元。

4. 營業溢利

(a) 利息收入

項目已包括債務證券之利息為港幣237,334,000元（二零零一年：港幣222,122,000元）。

(b) 其他營業收入

	二零零二年	二零零一年
服務費及佣金		
貸款佣金及服務費	70,536	72,129
有關信用咭服務費	59,647	60,780
有關貿易服務費	55,927	54,826
股票買賣服務費	25,699	27,488
其他服務費及佣金收入	102,898	92,233
減：服務費及佣金支出	(21,663)	(20,568)
	293,044	286,888
外滙買賣收益	60,554	58,052
持作買賣用途證券及衍生工具虧損	(6,721)	(817)
其他買賣收益	817	3,097
非上市投資股息收入	3,777	1,942
上市投資股息收入	314	1,814
其他	13,628	12,073
	365,413	363,049

(c) 營業支出

	二零零二年	二零零一年 (重報)
僱員成本		
薪金及其他僱員成本	364,248	333,956
退休福利成本（附註31）	30,432	32,148
	394,680	366,104
行址及設備支出未計折舊	62,540	63,617
折舊（附註28(a)）	50,118	46,875
核數師費用	2,157	1,932
其他	86,007	110,166
	595,502	588,694

5. (a) **重估投資物業及出售有形固定資產之虧損**

項目已包括重估投資物業之未實現虧損港幣14,400,000元(二零零一年之未實現虧損：港幣271,000元)。

(b) **出售持有至到期日證券及非持作買賣用途證券之溢利**

	二零零二年	二零零一年
出售持有至到期日證券之溢利	31,922	4,794
出售非持作買賣用途證券之溢利	19,395	26,682
	51,317	31,476

6. **稅項**

(a) 綜合損益計算表內之稅項為：

	二零零二年	二零零一年
香港利得稅準備	71,702	84,745
海外稅項	29,842	25,478
	101,544	110,223

香港利得稅準備乃按截至二零零二年十二月三十一日止之年度應課稅溢利照現行稅率百分之十六(二零零一年：百分之十六)計算。海外稅項按本集團之有關單位經營所在國家現行稅率計算。

(b) 資產負債表內之可收回稅項及稅項準備如下：

	永亨銀行集團		永亨銀行	
	二零零二年	二零零一年	二零零二年	二零零一年
「客戶之貸款及其他賬項已減除準備」內包括之可收回稅項	6,997	39,009	2,341	39,009
「其他賬項及準備」內包括之稅項準備	30,066	37,527	3,161	945

(c) 時差而產生之遞延稅項不多，因而毋須提撥準備。

7. 本銀行股東應得之溢利

本銀行股東應得之溢利中計有港幣555,478,000元（二零零一年（重報）：港幣621,118,000元）於銀行之賬項內出賬。

本年度銀行溢利與上述金額對賬表：

	二零零二年	二零零一年 (重報)
本銀行股東應得之溢利於銀行賬內出賬	555,478	621,118
去年應得之溢利由附屬公司於年內批准及派發之末期股息	–	81,553
本年度之銀行溢利（附註25）	555,478	702,671

8. 股息

(a) 本年度股息

	二零零二年	二零零一年
按293,458,500股（二零零一年：293,428,500股）計算，已宣佈及派發之中期股息每股港幣三角七仙（二零零一年：港幣三角七仙）	108,580	108,569
低估去年之末期股息	25	20
按293,458,500股（二零零一年：293,428,500股）計算，在資產負債表結算日後擬派之末期股息每股港幣七角九仙（二零零一年：港幣八角五仙）	231,832	249,414
按293,458,500股（二零零一年：293,428,500股）計算，在資產負債表結算日後擬派之特別股息每股港幣六角六仙（二零零一年：無）	193,683	–
	534,120	358,003

在資產負債表結算日後擬派之末期及特別股息，並未於資產負債表日確認為負債。

(b) 於年內批准及派發之去年應得股息

	二零零二年	二零零一年
按293,458,500股（二零零一年：293,428,500股）計算，於去年批准及派發之末期股息每股港幣八角五仙（二零零一年：港幣八角五仙）	249,439	249,413

9. 董事酬金

遵照香港公司條例161條而發表之董事酬金現列如下：

	二零零二年	二零零一年
執行董事袍金	573	573
非執行董事袍金	700	700
薪金及其他酬金	10,201	9,635
退休金供款	975	910
花紅	1,545	2,450
	13,994	14,268

除上述所列之董事酬金外，執行董事可獲發認股權，詳情已列於董事會報告書有關認股權資料內。

董事酬金入於下列各範圍內：

	二零零二年	二零零一年
	董事人數	董事人數
港幣0－港幣1,000,000	7	7
港幣1,500,001－港幣2,000,000	—	1
港幣2,000,001－港幣2,500,000	2	1
港幣2,500,001－港幣3,000,000	1	1
港幣6,000,001－港幣6,500,000	1	1
	11	11

10. 行政人員酬金

最高受薪五位僱員包括四位(二零零一年：四位)董事，酬金已列於以上附註9內。餘下一位(二零零一年：一位)酬金現列如下：

	二零零二年	二零零一年
薪金及其他酬金	1,568	1,548
退休金供款	180	177
花紅	200	250
	1,948	1,975

行政人員酬金入於下列各範圍內：

	二零零二年	二零零一年
	行政人員人數	行政人員人數
港幣1,500,001－港幣2,000,000	1	1

11. 每股盈利及攤薄每股盈利

每股盈利乃根據全年股東應得之溢利港幣680,747,000元(二零零一年(重報):港幣778,993,000元)及於該期間已發行股份之加權平均數293,452,007股(二零零一年:293,427,777股)普通股計算。攤薄每股盈利乃根據全年股東應得之溢利港幣680,747,000元(二零零一年(重報):港幣778,993,000元)及於該期間已發行股份之加權平均數293,524,778股(二零零一年:293,513,778股)普通股計算,並就所有潛在攤薄盈利的股份予已調整。

12. 現金及短期資金

	永亨銀行集團		永亨銀行	
	二零零二年	二零零一年	二零零二年	二零零一年
現金及存放銀行同業及其他金融機構	581,832	644,844	327,106	428,983
短期存放同業	11,205,586	8,752,039	11,155,260	8,719,433
政府債券(附註23)	575,634	376,457	399,174	298,799
	12,363,052	9,773,340	11,881,540	9,447,215

所有政府債券為持有至到期日,由中央政府及各中央銀行發出,並為非上市之債券。

13. 貿易票據已減除準備

	永亨銀行集團		永亨銀行	
	二零零二年	二零零一年	二零零二年	二零零一年
貿易票據	320,697	288,314	254,777	251,583
特殊準備(附註17)	(907)	(323)	(907)	(323)
一般準備(附註17)	(2,493)	(2,718)	(1,175)	(1,984)
	317,297	285,273	252,695	249,276

14. 存款證

持有之存款證全部為持有至到期日及非上市之存款證。

15. 持作買賣用途證券

	永亨銀行集團		永亨銀行	
	二零零二年	二零零一年	二零零二年	二零零一年
債務證券(附註23)				
海外上市	124,609	—	124,609	—
非上市	127,988	—	127,988	—
	252,597	—	252,597	—
本港上市股票	6,826	6,542	—	—
	259,423	6,542	252,597	—

持作買賣用途證券交易對手如下：

	永亨銀行集團		永亨銀行	
	二零零二年	二零零一年	二零零二年	二零零一年
發行機構：				
銀行同業及其他金融機構	204,791	2,318	202,597	–
企業	54,632	4,224	50,000	–
	259,423	6,542	252,597	–

16. 客戶之貸款及其他賬項已減除準備

(a) 客戶之貸款及其他賬項

	永亨銀行集團		永亨銀行	
	二零零二年	二零零一年	二零零二年	二零零一年
客戶貸款(附註23)	34,417,300	35,515,244	26,853,587	28,966,046
銀行同業及其他金融機構之貸款(附註23)	174,828	206,533	174,828	206,533
特殊準備(附註17)	(277,032)	(270,508)	(230,073)	(227,884)
一般準備(附註17)	(348,572)	(358,406)	(236,431)	(259,044)
應計利息及其他賬項	503,300	565,993	293,575	365,999
	34,469,824	35,658,856	26,855,486	29,051,650

(b) 不履行貸款

已扣除撥入暫記賬之利息或已停止累計利息之貸款，連同暫記利息及減除抵押品價值而作出之特殊準備數額如下：

	永亨銀行集團	
	二零零二年	二零零一年
客戶不履行貸款	922,785	1,349,795
佔客戶貸款總額之百分比	2.68%	3.80%
所持抵押品金額	600,359	911,945
特殊準備	275,977	267,553
暫記利息	476,054	470,639

於二零零一年十二月三十一日及二零零二年十二月三十一日，本集團貸予銀行同業及其他金融機構之款項中，並無利息撥入暫記賬或已停止累計利息之貸款。

(c) 客戶貸款內包括融資租賃

根據融資租賃應收的最低租賃付款總額及其現值如下：

	永亨銀行集團					
	二零零二年			二零零一年		
	最低租賃付款現值	相關未來利息收入	最低租賃付款總額	最低租賃付款現值	相關未來利息收入	最低租賃付款總額
應收賬款：						
一年以內	1,134,123	151,828	1,285,951	934,684	154,341	1,089,025
一年以上至五年內	1,287,387	133,595	1,420,982	1,077,948	130,154	1,208,102
五年以上	384,181	62,170	446,351	290,155	49,699	339,854
	2,805,691	347,593	3,153,284	2,302,787	334,194	2,636,981
呆壞賬準備	(2,987)			(2,128)		
融資租賃的淨投資額	2,802,704			2,300,659		

於二零零一年十二月三十一日及二零零二年十二月三十一日，本銀行並無融資租賃應收款項。

17. 呆壞賬準備

	永亨銀行集團			
	二零零二年			
	特殊	一般	合計	暫記利息
一月一日結餘	270,831	361,124	631,955	470,639
新提撥	493,837	—	493,837	—
回撥	(15,772)	(10,059)	(25,831)	—
支取損益賬淨額	478,065	(10,059)	468,006	—
收回往年已撇除之貸款	26,317	—	26,317	(46,859)
年內暫記利息	—	—	—	168,576
年內撇除	(497,274)	—	(497,274)	(116,200)
十二月三十一日結餘	277,939	351,065	629,004	476,156
包括下列項目準備：				
貿易票據（附註13）	907	2,493	3,400	102
客戶貸款（附註16(a)）	277,032	348,572	625,604	476,054
	277,939	351,065	629,004	476,156

	永亨銀行			
	二零零二年			
	特殊	一般	合計	暫記利息
一月一日結餘	228,207	261,028	489,235	391,888
新提撥	422,007	—	422,007	—
回撥	(15,585)	(23,422)	(39,007)	—
支取損益賬淨額	406,422	(23,422)	383,000	—
收回往年已撇除之貸款	21,795	—	21,795	(32,912)
年內暫記利息	—	—	—	146,595
年內撇除	(425,444)	—	(425,444)	(107,147)
十二月三十一日結餘	230,980	237,606	468,586	398,424
包括下列項目準備：				
貿易票據(附註13)	907	1,175	2,082	102
客戶貸款(附註16(a))	230,073	236,431	466,504	398,322
	230,980	237,606	468,586	398,424

	永亨銀行集團			
	二零零一年			
	特殊	一般	合計	暫記利息
一月一日結餘	288,551	352,104	640,655	387,324
新提撥	456,161	15,045	471,206	—
回撥	(42,177)	(6,025)	(48,202)	—
支取損益賬淨額	413,984	9,020	423,004	—
收回往年已撇除之貸款	24,457	—	24,457	(32,490)
年內暫記利息	—	—	—	210,809
年內撇除	(456,161)	—	(456,161)	(95,004)
十二月三十一日結餘	270,831	361,124	631,955	470,639
包括下列項目準備：				
貿易票據(附註13)	323	2,718	3,041	—
客戶貸款(附註16(a))	270,508	358,406	628,914	470,639
	270,831	361,124	631,955	470,639

	永亨銀行			
	二零零一年			
	特殊	一般	合計	暫記利息
一月一日結餘	227,549	262,999	490,548	329,813
新提撥	374,720	–	374,720	–
回撥	(21,149)	(1,971)	(23,120)	–
支取損益賬淨額	353,571	(1,971)	351,600	–
收回往年已撇除之貸款	21,807	–	21,807	(25,769)
年內暫記利息	–	–	–	180,282
年內撇除	(374,720)	–	(374,720)	(92,438)
十二月三十一日結餘	228,207	261,028	489,235	391,888
包括下列項目準備：				
貿易票據(附註13)	323	1,984	2,307	–
客戶貸款(附註16(a))	227,884	259,044	486,928	391,888
	228,207	261,028	489,235	391,888

18. 持有至到期日證券及非持作買賣用途證券

	永亨銀行集團		永亨銀行	
	二零零二年	二零零一年	二零零二年	二零零一年
持有至到期日之證券：				
持有至到期日之債務證券				
上市				
－本港上市	2,155	2,139	–	–
－海外上市	1,026,774	1,351,714	1,026,774	1,268,739
	1,028,929	1,353,853	1,026,774	1,268,739
非上市	6,023,781	2,394,338	5,621,467	1,732,050
	7,052,710	3,748,191	6,648,241	3,000,789
減：非上市債務證券之特殊準備	(11,600)	–	–	–
	7,041,110	3,748,191	6,648,241	3,000,789
非持作買賣用途之證券：				
非持作買賣用途之債務證券				
上市(市場價值)				
－本港上市	–	247,137	–	247,137
－海外上市	–	648,621	–	648,621
非上市	–	76,093	–	76,093
	–	971,851	–	971,851
非持作買賣用途之股票				
本港上市(市場價值)	1,031	1,122	573	1,002
非上市	30,446	117,332	127,761	216,797
	31,477	118,454	128,334	217,799
	31,477	1,090,305	128,334	1,189,650
	7,072,587	4,838,496	6,776,575	4,190,439
持有至到期日上市債務證券之市場價值	1,057,261	1,340,058	1,055,106	1,255,635

在本年內，在出售經攤銷後成本為港幣773,877,000元(二零零一年：港幣117,512,000元)的持有至到期日之證券後，集團錄得溢利港幣31,922,000元(二零零一年：港幣4,794,000元)並誌於損益計算表中。資產負債管理委員會亦核准是次持有至到期日證券之出售，以修訂投資項目的期限及風險管理。

持有至到期日及非持作買賣用途之證券交易對手分析如下：

	永亨銀行集團		永亨銀行	
	二零零二年	二零零一年	二零零二年	二零零一年
發行機構：				
中央政府及中央銀行	—	247,137	—	247,137
銀行同業及其他金融機構	3,964,316	1,734,555	3,904,629	1,700,015
企業	2,600,800	2,132,087	2,364,487	1,518,573
公營機構	507,471	724,717	507,459	724,714
	7,072,587	4,838,496	6,776,575	4,190,439

持有至到期日之政府債券及存款證已分別披露於資產負債表、賬項附註12及附註14內。

19. 附屬公司投資

	二零零二年	二零零一年
非上市公司股份(原值)	360,657	368,672

主要附屬公司現列如下：

公司名稱	註冊及經營地點	已發行普通股面值	持有權益	業務範圍
澳門永亨銀行有限公司	澳門	120,000,000澳門元	100%	銀行業務
永亨銀行(開曼)有限公司	開曼群島	15,000,000美元	100%	銀行業務
永亨財務有限公司	香港	80,000,000港元	100%	接受存款及租購貸款
永亨蘇黎世保險有限公司	香港	45,000,000港元	65%	保險業務
Cyber Wing Hang Limited	香港	30,000,000港元	100%	資訊科技投資
永亨信用財務有限公司	香港	20,000,000港元	100%	私人貸款
永亨證券有限公司	香港	10,000,000港元	100%	證券買賣
永亨銀行信託有限公司	香港	3,000,000港元	100%	信託服務
永亨保險顧問有限公司	香港	100,000港元	100%	保險顧問
永亨保險代理有限公司	香港	50,000港元	100%	保險代理
永亨銀行(代理人)有限公司	香港	10,000港元	100%	代理服務
卓和企業有限公司	香港	10,000港元	100%	物業投資

以上所有公司均由本銀行直接持有。

20. 聯營公司投資

	永亨銀行集團		永亨銀行	
	二零零二年	二零零一年	二零零二年	二零零一年
非上市股份(原值)	—	—	55,000	55,000
應佔淨資產	25,924	33,771	—	—
貸予聯營公司	31,000	27,000	31,000	27,000
	56,924	60,771	86,000	82,000

貸予聯營公司之款項並無抵押及免息，而還款日為二零零八年十二月二十八日。

聯營公司現列如下：

公司名稱	註冊及經營地點	已發行普通股面值	持有權益	投票權	業務範圍
銀聯控股有限公司	香港	150,000,000港元	13%	七分之一*	退休福利計劃服務
香港人壽保險有限公司	香港	210,000,000港元	17%	六分之一*	保險業務

*　本銀行於董事會應佔之投票數目。

附註： 本銀行所持有之銀聯控股有限公司及香港人壽保險有限公司的實收普通股雖少於百分之二十，但根據會計實務準則第十號，本銀行可對其財務及經營政策上，有重大影響力，故此兩公司均被視為本銀行之聯營公司。

21. 有形固定資產

	永亨銀行集團			
	銀行行址	投資物業	設備	合計
成本或估值				
二零零二年				
一月一日結餘	1,054,342	164,400	405,806	1,624,548
添置	60,867	–	44,381	105,248
出售	(795)	–	(28,937)	(29,732)
重估虧損	–	(14,400)	–	(14,400)
二零零二年十二月三十一日結餘	1,114,414	150,000	421,250	1,685,664
上列資產之成本或估值分析如下：				
成本	720,812	–	421,250	1,142,062
估值				
二零零二年	–	150,000	–	150,000
一九九零年	357,888	–	–	357,888
一九八九年	9,347	–	–	9,347
一九八四年	26,367	–	–	26,367
	1,114,414	150,000	421,250	1,685,664
折舊累積				
二零零二年				
一月一日結餘	88,717	–	263,635	352,352
本年度提撥	12,099	–	38,019	50,118
出售撇除	(501)	–	(25,056)	(25,557)
二零零二年十二月三十一日結餘	100,315	–	276,598	376,913
賬面淨值				
二零零二年十二月三十一日	1,014,099	150,000	144,652	1,308,751
二零零一年十二月三十一日	965,625	164,400	142,171	1,272,196

銀行行址以成本或董事估值列賬。

投資物業已於二零零二年十二月十日經由獨立測量師行FPDSavills(其員工部份為香港測量師學會的資深會員)以公開市值為基準列賬。

	永亨銀行			
	銀行行址	投資物業	設備	合計
成本或估值				
二零零二年				
一月一日結餘	820,579	90,000	334,673	1,245,252
添置	52,022	–	33,945	85,967
出售	–	–	(22,816)	(22,816)
重估虧損	–	(7,000)	–	(7,000)
二零零二年				
十二月三十一日結餘	872,601	83,000	345,802	1,301,403
上列資產之成本或估值分析如下：				
成本	513,863	–	345,802	859,665
估值				
二零零二年	–	83,000	–	83,000
一九九零年	357,888	–	–	357,888
一九八九年	850	–	–	850
	872,601	83,000	345,802	1,301,403
折舊累積				
二零零二年				
一月一日結餘	63,270	–	205,163	268,433
本年度提撥	9,445	–	33,716	43,161
出售撇除	–	–	(19,278)	(19,278)
二零零二年				
十二月三十一日結餘	72,715	–	219,601	292,316
賬面淨值				
二零零二年				
十二月三十一日	799,886	83,000	126,201	1,009,087
二零零一年				
十二月三十一日	757,309	90,000	129,510	976,819

銀行行址及投資物業賬面淨值包括：

	永亨銀行集團		永亨銀行	
	二零零二年	二零零一年	二零零二年	二零零一年
永久業權				
一海外	50,670	51,303	—	—
租約				
一本港				
長期約（有效期在五十年以上者）	622,126	585,889	509,152	470,573
中期約（有效期在十年至五十年者）	429,200	437,998	362,217	364,753
一海外				
長期約（有效期在五十年以上者）	2,145	2,183	2,145	2,183
中期約（有效期在十年至五十年者）	53,334	45,792	9,372	9,800
短期約（有效期在十年以下者）	6,624	6,860	—	—
	1,164,099	1,130,025	882,886	847,309

22. 客戶存款

	永亨銀行集團		永亨銀行	
	二零零二年	二零零一年	二零零二年	二零零一年
活期存款及往來賬戶	2,849,844	2,455,265	2,595,127	2,225,149
儲蓄存款	7,058,601	6,232,233	5,146,809	4,629,520
定期存款及通知存款	35,393,922	37,010,265	25,514,127	27,008,832
	45,302,367	45,697,763	33,256,063	33,863,501

23. 期限分析

永亨銀行集團

二零零二年

	即時還款	三個月或以下	三個月以上至一年	一年以上至五年	五年以上	無註明	總額
資產							
－政府債券(附註12)	－	546,689	28,945	－	－	－	575,634
－定期存放銀行同業及其他金融機構款項(一至十二個月內到期)	－	763,566	88,945	－	－	－	852,511
－存款證	－	－	299,960	106,410	－	－	406,370
－持作買賣用途證券(附註15)	－	－	－	252,597	－	－	252,597
－客戶貸款(附註16(a))	2,103,314	3,495,785	4,053,970	11,032,526	13,566,067	165,638	34,417,300
－銀行同業及其他金融機構之貸款(附註16(a))	51	－	31,778	142,999	－	－	174,828
－持有至到期日之債務證券	－	215,442	780,107	5,017,897	1,039,264	－	7,052,710
	2,103,365	5,021,482	5,283,705	16,552,429	14,605,331	165,638	43,731,950
負債							
－銀行同業及其他金融機構之存款	120,906	236,810	7,799	56,545	－	－	422,060
－客戶存款	9,916,400	33,371,414	1,483,931	530,622	－	－	45,302,367
－已發行之存款證	－	1,130,543	873,828	2,373,461	－	－	4,377,832
	10,037,306	34,738,767	2,365,558	2,960,628	－	－	50,102,259

永亨銀行

二零零二年

	即時還款	三個月或以下	三個月以上至一年	一年以上至五年	五年以上	無註明	總額
資產							
－政府債券(附註12)	－	399,174	－	－	－	－	399,174
－定期存放銀行同業及其他金融機構款項(一至十二個月內到期)	－	685,712	83,445	－	－	－	769,157
－存款證	－	－	299,960	100,000	－	－	399,960
－持作買賣用途證券(附註15)	－	－	－	252,597	－	－	252,597
－客戶貸款(附註16(a))	1,932,409	2,718,010	2,548,406	8,085,745	11,526,315	42,702	26,853,587
－銀行同業及其他金融機構之貸款(附註16(a))	51	－	31,778	142,999	－	－	174,828
－持有至到期日之債務證券	－	88,988	709,929	4,813,885	1,035,439	－	6,648,241
	1,932,460	3,891,884	3,673,518	13,395,226	12,561,754	42,702	35,497,544
負債							
－銀行同業及其他金融機構之存款	108,871	236,810	7,799	56,545	－	－	410,025
－客戶存款	7,746,526	24,341,311	1,029,904	138,322	－	－	33,256,063
－已發行之存款證	－	1,130,543	917,328	2,442,730	－	－	4,490,601
	7,855,397	25,708,664	1,955,031	2,637,597	－	－	38,156,689

	永亨銀行集團						
	二零零一年						
	即時還款	三個月或以下	三個月以上至一年	一年以上至五年	五年以上	無註明	總額
資產							
－政府債券(附註12)	–	227,385	149,072	–	–	–	376,457
－定期存放銀行同業及其他金融機構款項(一至十二個月內到期)	–	2,423,459	287,810	–	–	–	2,711,269
－存款證	–	–	152,899	299,915	–	–	452,814
－持作買賣用途證券(附註15)	–	–	–	–	–	–	–
－客戶貸款(附註16(a))	2,295,944	3,209,071	4,381,364	10,981,672	14,427,347	219,846	35,515,244
－銀行同業及其他金融機構之貸款(附註16(a))	18	–	31,772	127,086	47,657	–	206,533
－持有至到期日及非持作買賣用途之債務證券	–	120,939	489,809	2,947,893	1,161,401	–	4,720,042
	2,295,962	5,980,854	5,492,726	14,356,566	15,636,405	219,846	43,982,359
負債							
－銀行同業及其他金融機構之存款	82,848	315,317	14,815	–	–	–	412,980
－客戶存款	8,697,513	34,663,185	2,184,208	152,857	–	–	45,697,763
－已發行之存款證	–	–	709,865	1,776,554	–	–	2,486,419
	8,780,361	34,978,502	2,908,888	1,929,411	–	–	48,597,162

	永亨銀行						
	二零零一年						
	即時還款	三個月或以下	三個月以上至一年	一年以上至五年	五年以上	無註明	總額
資產							
－政府債券(附註12)	–	149,727	149,072	–	–	–	298,799
－定期存放銀行同業及其他金融機構款項(一至十二個月內到期)	–	2,337,718	284,810	–	–	–	2,622,528
－存款證	–	–	152,899	299,915	–	–	452,814
－持作買賣用途證券(附註15)	–	–	–	–	–	–	–
－客戶貸款(附註16(a))	2,082,158	2,555,737	3,110,777	8,460,319	12,681,984	75,071	28,966,046
－銀行同業及其他金融機構之貸款(附註16(a))	18	–	31,772	127,086	47,657	–	206,533
－持有至到期日及非持作買賣用途之債務證券	–	42,965	383,063	2,433,420	1,113,192	–	3,972,640
	2,082,176	5,086,147	4,112,393	11,320,740	13,842,833	75,071	36,519,360
負債							
－銀行同業及其他金融機構之存款	78,709	315,317	14,815	–	–	–	408,841
－客戶存款	6,864,684	25,552,650	1,311,841	134,326	–	–	33,863,501
－已發行之存款證	–	–	709,865	1,776,554	–	–	2,486,419
	6,943,393	25,867,967	2,036,521	1,910,880	–	–	36,758,761

24. 股本

	二零零二年	二零零一年
註冊股本：		
450,000,000股（二零零一年：450,000,000股）普通股每股港幣1元	450,000	450,000
實收股本：		
一月一日結餘	293,429	293,405
根據認股權計劃發行之股份	30	24
293,458,500股（二零零一年：293,428,500股）普通股每股港幣1元	293,459	293,429

於二零零二年三月十日，根據認股權計劃發行之股份為30,000股，其價值為港幣708,000元。其中港幣30,000元已於股本記賬，餘數港幣678,000元則撥入股本溢價賬內。

25. 儲備

	永亨銀行集團							
	二零零二年							
	股本溢價賬	資本儲備	一般儲備	銀行行址重估儲備	投資重估儲備	股本贖回儲備	盈餘滾存	合計
二零零二年一月一日結餘								
－往年報告	329,999	215,909	2,100,178	321,000	(866)	769	2,784,883	5,751,872
－往年短期僱員福利之調整	–	–	–	–	–	–	(13,290)	(13,290)
－重報	329,999	215,909	2,100,178	321,000	(866)	769	2,771,593	5,738,582
換算調整	–	–	23	–	–	–	–	23
根據認股權計劃發行之新股	678	–	–	–	–	–	–	678
因出售非持作買賣用途證券而實現之虧損	–	–	–	–	176	–	–	176
重估之溢利	–	–	–	–	655	–	–	655
已派股息	–	–	–	–	–	–	(358,019)	(358,019)
年內溢利	–	–	–	–	–	–	680,747	680,747
二零零二年十二月三十一日結餘	330,677	215,909	2,100,201	321,000	(35)	769	3,094,321	6,062,842

永亨銀行

	二零零二年						
	股本溢價賬	一般儲備	銀行行址重估儲備	投資重估儲備	股本贖回儲備	盈餘滾存	合計
二零零二年一月一日結餘							
－往年報告	329,999	1,802,374	321,000	(1,574)	769	2,193,344	4,645,912
－往年短期僱員福利之調整	–	–	–	–	–	(13,290)	(13,290)
－重報	329,999	1,802,374	321,000	(1,574)	769	2,180,054	4,632,622
根據認股權計劃發行之新股	678	–	–	–	–	–	678
因出售非持作買賣用途證券而實現之虧損	–	–	–	175	–	–	175
重估之虧損	–	–	–	(429)	–	–	(429)
已派股息	–	–	–	–	–	(358,019)	(358,019)
年內溢利(附註7)	–	–	–	–	–	555,478	555,478
二零零二年十二月三十一日結餘	330,677	1,802,374	321,000	(1,828)	769	2,377,513	4,830,505

永亨銀行集團

	二零零一年（重報）							
	股本溢價賬	資本儲備	一般儲備	銀行行址重估儲備	投資重估儲備	股本贖回儲備	盈餘滾存	合計
二零零一年一月一日結餘								
－往年報告	329,667	215,423	2,100,214	321,000	42,463	769	2,362,840	5,372,376
－往年短期僱員福利之調整	–	–	–	–	–	–	(11,772)	(11,772)
－重報	329,667	215,423	2,100,214	321,000	42,463	769	2,351,068	5,360,604
換算調整	–	–	(36)	–	–	–	–	(36)
根據認股權計劃發行之新股	332	–	–	–	–	–	–	332
儲備賬撥入／(撥出)	–	486	–	–	–	–	(486)	–
因出售非持作買賣用途證券而實現之收益	–	–	–	–	(26,023)	–	–	(26,023)
重估之虧損	–	–	–	–	(17,306)	–	–	(17,306)
已派股息	–	–	–	–	–	–	(357,982)	(357,982)
年內溢利								
－往年報告	–	–	–	–	–	–	780,511	780,511
－往年短期僱員福利之調整	–	–	–	–	–	–	(1,518)	(1,518)
－重報	–	–	–	–	–	–	778,993	778,993
二零零一年十二月三十一日結餘	329,999	215,909	2,100,178	321,000	(866)	769	2,771,593	5,738,582

	永亨銀行						
	二零零一年（重報）						
	股本溢價賬	一般儲備	銀行行址重估儲備	投資重估儲備	股本贖回儲備	盈餘滾存	合計
二零零一年一月一日結餘							
－往年報告	329,667	1,802,374	321,000	(46)	769	1,847,137	4,300,901
－往年短期僱員福利之調整	–	–	–	–	–	(11,772)	(11,772)
－重報	329,667	1,802,374	321,000	(46)	769	1,835,365	4,289,129
根據認股權計劃發行之新股	332	–	–	–	–	–	332
重估之虧損	–	–	–	(1,528)	–	–	(1,528)
已派股息	–	–	–	–	–	(357,982)	(357,982)
年內溢利							
－往年報告	–	–	–	–	–	704,189	704,189
－往年短期僱員福利之調整	–	–	–	–	–	(1,518)	(1,518)
－重報（附註7）	–	–	–	–	–	702,671	702,671
二零零一年十二月三十一日結餘	329,999	1,802,374	321,000	(1,574)	769	2,180,054	4,632,622

本集團於二零零二年十二月三十一日之盈餘滾存包括應佔聯營公司之累計虧損為港幣29,076,000元（二零零一年：港幣21,229,000元）。

股份溢價賬目及股本贖回儲備賬目的運用，受香港《公司條例》第48B及49H條所規定。

一般儲備包括保留溢利轉賬及海外業務換算差額按附註2(i)入賬。資本儲備包括往年附屬公司發行紅股而引致保留溢利資本化及澳門永亨銀行按澳門法例規定之法定儲備。重估儲備乃重估行址及非持作買賣用途證券之差額按附註2(j)及(k)入賬。

資本儲備，銀行行址重估儲備，投資重估儲備及股本購回儲備並非已實現之利潤，屬不可派發。

本行及從事銀行業務之附屬公司，因需按經營所在地之監管要求維持最低資本充足比率而可能對可派予股東之保留溢利構成限制。

26. 資產負債表以外之風險程度

(a) 或然債務及承擔

以下為每項或然債務及承擔重大類別之約定金額概要：

	永亨銀行集團		永亨銀行	
	二零零二年	二零零一年	二零零二年	二零零一年
直接信貸替代	847,709	398,317	640,852	239,043
交易有關之或然債務	42,760	17,766	357,906	17,766
貿易有關之或然債務	981,949	1,156,627	868,767	1,028,989
其他承擔：				
原到期日一年以下者或可無條件取消者	6,050,289	3,362,729	6,140,897	3,117,990
原到期日一年及以上者	542,950	347,833	436,534	344,897
其他	30,779	21,988	30,779	21,988
合計（附註28(b)）	8,496,436	5,305,260	8,475,735	4,770,673

(b) 衍生工具

衍生工具指財務合約，其價值視乎所涉及的資產或指數而定。

以下為每項衍生工具重大類別之名義金額。

	永亨銀行集團		永亨銀行	
	二零零二年	二零零一年	二零零二年	二零零一年
滙率合約				
遠期合約－買賣用途	7,290,915	7,112,978	7,712,734	7,699,932
遠期合約－對沖用途	2,991,030	2,148,760	2,991,030	2,148,760
購入期權－買賣用途	196,641	–	196,641	–
沽出期權－買賣用途	196,641	–	196,641	–
滙率合約總額	10,675,227	9,261,738	11,097,046	9,848,692
利率合約				
掉期合約－買賣用途	1,052,910	–	1,052,910	–
掉期合約－對沖用途	10,275,673	2,988,032	10,450,673	2,988,032
利率合約總額	11,328,583	2,988,032	11,503,583	2,988,032
	22,003,810	12,249,770	22,600,629	12,836,724

買賣交易包括為執行客戶買賣指令或對冲此等持倉交易而持有的金融工具盤。

上列資產負債表以外之風險程度之重置成本及信貸風險加權金額如下。這些金額並未計及雙邊淨額安排的影響。

永亨銀行集團

	二零零二年		二零零一年	
	重置成本	信貸風險加權金額	重置成本	信貸風險加權金額
或然債務及承擔	不適用	1,069,415	不適用	639,978
滙率合約	32,780	45,634	27,674	38,199
利率合約	113,276	26,229	24,047	7,407
	146,056	1,141,278	51,721	685,584

永亨銀行

	二零零二年		二零零一年	
	重置成本	信貸風險加權金額	重置成本	信貸風險加權金額
或然債務及承擔	不適用	1,121,103	不適用	513,943
滙率合約	32,383	43,939	27,593	38,100
利率合約	113,276	26,404	24,047	7,407
	145,659	1,191,446	51,640	559,450

上表提供資產負債表以外各類交易之合約或名義本金額、重置成本及信貸風險加權金額等。此等金額根據香港金融管理局指引而估算，亦視乎交易對手之信譽及期限特性而定。香港金融管理局之指引實施了巴塞爾協議中有關資本充足之規定。

或然債務及承擔方面之風險加權幅度由0%至100%不等，而滙率及利率合約之風險加權幅度由0%至50%不等。合約之重置成本代表所有以市值記賬之正數值合約資產。信貸風險加權金額乃根據銀行條例附表三伸算。

或然債務及承擔均屬信貸有關工具，並包括承兑項目、信用證及為提供信貸而提供之擔保及承擔。約定金額乃指假如合約被悉數取用而客戶又拖欠不還時所涉及之風險金額。由於大部份擔保及承擔預料直至期滿止均不會被取用，合約金額總數並不代表未來之現金需求。

資產負債表以外之金融工具乃來自本集團及本銀行在外滙、利率及股票等市場內所進行之遠期、掉期及期權等交易。

此等工具之名義金額顯示於結算當日尚未完成之交易數量，但並不代表風險數額。

(c) 資本承擔

於十二月三十一日為購置物業及設備而並未在賬項中作出準備之資本承擔如下：

	永亨銀行集團		永亨銀行	
	二零零二年	二零零一年	二零零二年	二零零一年
已核准及簽訂合約之開支 ...	19,963	123	6,801	–
已核准惟未簽訂合約之開支 ...	–	12,621	–	–
	19,963	12,744	6,801	–

27. 營業溢利與來自營業活動之淨現金流入對賬表

	二零零二年	二零零一年 (重報)
營業溢利 ...	774,123	868,373
折舊 ...	50,118	46,875
商譽攤銷 ...	581	582
已付利得税 ...	(76,993)	(161,881)
原本期限為三個月或以上之政府債券(增加)／減少 ...	(29,618)	810,701
原本期限為三個月或以上之定期存放銀行同業及其他金融機構款項減少 ...	1,070,918	1,437,438
扣除準備後之貿易票據增加 ...	(32,024)	(53,776)
存款證減少／(增加) ...	46,444	(313,984)
持作買賣用途證券增加 ...	(252,881)	(6,542)
扣除準備後之客戶貸款及其他賬項減少／(增加) ...	1,157,043	(1,900,465)
銀行同業及其他金融機構之存款(減少)／增加 ...	(28,978)	137,147
客戶之存款減少 ...	(395,396)	(235,308)
已發行存款證增加 ...	1,891,413	397,851
其他賬項及準備增加／(減少) ...	225,570	(190,817)
來自營業活動之淨現金流入 ...	4,400,320	836,194

28. 分項報告

(a) 業務分類

零售銀行業務包括接受存款、住宅樓宇按揭、租賃貸款及私人貸款業務。

企業銀行業務包括工商業貸款、貿易融資及機構銀行業務。

財資業務包括外滙買賣、證券投資及交易買賣。

其他業務包括保險業務、股票買賣服務及退休福利計劃服務。

未分類的業務項目主要包括股東資金、行址投資、物業投資及其他未能合理分配予特定業務分類的業務活動。

	永亨銀行集團						
	二零零二年						
	零售銀行業務	企業銀行業務	財資業務	其他業務	未分類業務	跨業務收支抵銷	合計
淨利息收入	959,689	329,321	120,410	1,484	61,314	–	1,472,218
其他營業收入	197,138	71,510	36,287	34,809	25,669	–	365,413
跨業務收入	–	–	–	–	39,137	(39,137)	–
營業收入	1,156,827	400,831	156,697	36,293	126,120	(39,137)	1,837,631
營業支出	(433,650)	(73,237)	(17,166)	(26,013)	(45,436)	–	(595,502)
跨業務支出	(34,437)	(1,679)	(392)	(2,629)	–	39,137	–
扣除準備金前之營業溢利	688,740	325,915	139,139	7,651	80,684	–	1,242,129
呆壞賬準備	(300,100)	(167,906)	–	–	–	–	(468,006)
營業溢利	388,640	158,009	139,139	7,651	80,684	–	774,123
重估投資物業及出售有形固定資產之虧損	(499)	(22)	–	(67)	(14,581)	–	(15,169)
出售持有至到期日證券及非持作買賣用途證券之溢利／(虧損)	(2,494)	–	53,879	(68)	–	–	51,317
持有至到期日證券之準備金撥備	–	–	(21,028)	–	–	–	(21,028)
正常業務的溢利	385,647	157,987	171,990	7,516	66,103	–	789,243
應佔聯營公司之淨虧損	–	–	–	(7,847)	–	–	(7,847)
除税前溢利／(虧損)	385,647	157,987	171,990	(331)	66,103	–	781,396
折舊(附註4(c))	25,777	928	479	1,100	21,834	–	50,118
分項資產	25,117,874	15,086,573	8,138,657	23,988	8,684,177	–	57,051,269
聯營公司投資	–	–	–	56,924	–	–	56,924
總資產	25,117,874	15,086,573	8,138,657	80,912	8,684,177	–	57,108,193
總負債	45,707,476	274,300	147,800	8,100	4,593,231	–	50,730,907
資本支出	40,221	710	1,499	534	62,284	–	105,248

	永亨銀行集團						
	二零零一年 (重報)						
	零售銀行業務	企業銀行業務	財資業務	其他業務	未分類業務	跨業務收支抵銷	合計
淨利息收入	956,116	310,894	69,579	2,393	178,040	–	1,517,022
其他營業收入	187,950	73,862	42,071	41,480	17,686	–	363,049
跨業務收入	–	–	–	–	36,007	(36,007)	–
營業收入	1,144,066	384,756	111,650	43,873	231,733	(36,007)	1,880,071
營業支出	(447,199)	(72,144)	(17,356)	(30,725)	(21,270)	–	(588,694)
跨業務支出	(31,619)	(1,611)	(333)	(2,444)	–	36,007	–
扣除準備金前之營業溢利	665,248	311,001	93,961	10,704	210,463	–	1,291,377
呆壞賬準備	(246,408)	(176,596)	–	–	–	–	(423,004)
營業溢利	418,840	134,405	93,961	10,704	210,463	–	868,373
重估投資物業及出售有形固定資產之溢利／(虧損)	(502)	107	(1)	–	6,618	–	6,222
出售持有至到期日證券及非持作買賣用途證券之溢利	–	–	5,218	26,033	225	–	31,476
持有至到期日證券之準備金回撥	–	–	4,367	–	–	–	4,367
正常業務的溢利	418,338	134,512	103,545	36,737	217,306	–	910,438
應佔聯營公司之淨虧損	–	–	–	(21,229)	–	–	(21,229)
除税前溢利	418,338	134,512	103,545	15,508	217,306	–	889,209
折舊 (附註4(c))	24,936	854	443	982	19,660	–	46,875
分項資產	25,502,631	15,260,286	4,305,833	29,696	9,902,375	–	55,000,821
聯營公司投資	–	–	–	60,771	–	–	60,771
總資產	25,502,631	15,260,286	4,305,833	90,467	9,902,375	–	55,061,592
總負債	45,560,410	261,400	171,500	9,000	3,005,391	–	49,007,701
資本支出	34,900	695	162	3,295	231,224	–	270,276

(b) 區域分項

區域分項資料乃按附屬公司主要營業所在地劃分，或按負責滙報業績或將資產入賬之本銀行分行所在地而劃分。

	永亨銀行集團				
	二零零二年				
	香港	澳門	其他	減：跨區域收支抵銷	合計
二零零二年十二月三十一日					
總營業收入	1,677,875	237,101	70,475	(147,820)	1,837,631
除税前溢利	695,942	142,810	30,023	(87,379)	781,396
總資產	56,355,727	8,484,892	6,951,234	(14,683,660)	57,108,193
總負債	50,494,582	7,853,455	6,693,000	(14,310,130)	50,730,907
或然債務及承擔 (附註26(a))	8,425,820	690,084	107,102	(726,570)	8,496,436
資本支出	85,282	19,282	684	–	105,248

	永亨銀行集團				
	二零零一年 (重報)				
	香港	澳門	其他	減：跨區域收支抵銷	合計
二零零一年十二月三十一日					
總營業收入	1,761,863	231,209	56,950	(169,951)	1,880,071
除税前溢利	834,444	138,824	41,199	(125,258)	889,209
總資產	53,919,307	7,985,385	6,711,467	(13,554,567)	55,061,592
總負債	48,297,308	7,416,268	6,475,676	(13,181,551)	49,007,701
或然債務及承擔 (附註26(a))	4,777,353	495,704	86,343	(54,140)	5,305,260
資本支出	257,660	12,037	579	–	270,276

29. 董事及高級職員貸款

遵照香港《公司條例》第161B(4B)節規定，貸予董事及高級職員之貸款詳情如下：

	二零零二年	二零零一年
於十二月三十一日之貸款總數	913	1,388
全年貸款最高總數	1,388	1,833

30. 關連人士交易

(a) 本年度內，本集團與本銀行之主要股東美國紐約銀行集團及其附屬公司之交易，均按一般正常業務及商業條件進行。本年度內之收支及於年終之資產負債表及資產負債表以外之結餘詳列如下：

(i) 收入及支出

	二零零二年	二零零一年
利息收入	1,068	2,967
利息支出	949	1,450

(ii) 十二月三十一日資產負債表結餘

	二零零二年	二零零一年
現金及短期資金	22,208	22,296
銀行同業及其他金融機構之存款	50,856	64,408

(iii) 十二月三十一日資產負債表以外結餘

	二零零二年	二零零一年
滙率合約		
合約金額	102,020	155,946
重置成本	602	—
信貸風險加權金額	324	312

(iv) 於一九九九年八月二十七日及二零零二年九月十九日，本銀行與美國紐約銀行集團簽署兩項授權協議，根據此項協議，本銀行將提供一項有關證券化交易之支援服務。

於二零零二年，本銀行已總共收取港幣397,000元（二零零一年：港幣245,000元）服務費。本銀行將按年收取費用至此兩項合約終止。

(b) 於一九九五年六月三十日，本銀行擁有百分之六十五股權之附屬公司永亨蘇黎世保險有限公司（「永蘇保險」）與蘇黎世保險有限公司（「蘇黎世保險」）之全資附屬公司瑞泰保險管理（香港）有限公司（「瑞泰保險」）簽署一項管理合約。根據此項管理合約瑞泰保險將負責永蘇保險有關保險業務之管理工作。蘇黎世保險為永蘇保險之主要股東，佔該公司已發行股本百分之三十五。根據此項管理合約，永蘇保險付予瑞泰保險港幣1,559,000元（二零零一年：港幣1,942,000元）管理費用。此項費用乃按所收之保險費及純利而釐定。於二零零三年一月三十日，雙方同意將管理合約延至二零零四年十二月三十一日終止，但雙方可經六個月通知後提前解約。此項重訂費用為固定收費及按所收保險費之百分率而釐定。

31. 僱員福利

(a) 退休福利計劃

	二零零二年	二零零一年
退休福利成本（附註4(c)）	30,432	32,148

根據香港《強制性公積金計劃條例》及澳門當地的守則，本集團已於二零零零年十二月一日及二零零一年一月三日，分別為本港及澳門之僱員提供界定供款計劃。該等計劃之成本將計入該年度之損益表內，而計劃之資產均與本集團之資產分開持有。至於因員工離職而不能獲得全數的僱主自願性供款，其剩下的結餘將撥歸本集團。

(b) 股份獎勵福利

根據已批准之認股權計劃，董事會獲授權可決定給予行政人員認股權以購入本銀行股份，作為對僱員的獎勵。二零零一年九月一日之前，認購價為認股權授予日期前五個營業日於香港聯合交易所有限公司（「聯交所」）之平均收市價的百分之八十。二零零一年九月一日之後，認購價須至少為股份於授予日在聯交所之收市價，該日必須為營業日，及股份於授予日前五個營業日在聯交所的平均收市價，兩者中的較高者。

(i) 認股權變更

	二零零二年	二零零一年
	股份數目	股份數目
一月一日結餘	512,000	126,000
已發行	290,000	410,000
已行使	(30,000)	(24,000)
十二月三十一日結餘	772,000	512,000

(ii) 於資產負債表結餘日之未到期及未行使的認股權摘要

授予認股權日期	認購價	二零零二年十二月三十一日	二零零一年十二月三十一日
	港元	股份數目	股份數目
一九九四年三月十日	14.83	102,000	102,000
二零零一年三月十日	23.60	380,000	410,000
二零零二年三月十五日	26.30	290,000	–
		772,000	512,000

此等認股權可於授予日第一週年起至第十週年內行使。

(iii) 於年內授予的認股權代價均為港幣1元

行使期間	認購價	二零零二年 股份數目	二零零一年 股份數目
	港元		
二零零二年三月十日至 二零一一年三月九日	23.60	–	410,000
二零零三年三月十五日至 二零一二年三月十四日	26.30	290,000	–
		290,000	410,000

(iv) 於年內行使的認股權之詳情

行使日期	認購價	股份於行使前一日之每股加權平均收市價	所得收入	二零零二年 股份數目	二零零一年 股份數目
	港元				
二零零一年一月十一日	14.83	HK$31.00	HK$356,000	–	24,000
二零零二年三月二十日	23.60	HK$27.00	HK$708,000	30,000	–
				30,000	24,000

32. 比較數字

由於某些會計政策的項目有所變更，故若干比較數字已改列，詳情載於附註3。

33. 賬項通過

本賬項已於二零零三年三月十三日經董事會通過及授權發佈。

本集團未經審核補充財務資料

(以港幣千元位列示，內文另註除外)

(a) 資本充足及流動資金比率

(i) 資本充足比率

	永亨銀行集團	
	二零零二年	二零零一年 (重報)
核心資本		
繳足股款的普通股股本	293,459	293,429
股本溢價賬	330,677	329,999
儲備	4,776,965	4,334,105
其他	161,164	442,886
	5,562,265	5,400,419
可計算的附加資本		
土地及土地權益價值重估的儲備	224,700	224,700
重估非持作買賣用途證券之未實現虧損	(1,828)	(1,574)
一般呆賬準備金	351,065	361,124
	573,937	584,250
扣減前的資本基礎總額	6,136,202	5,984,669
資本基礎總額的扣減項目	(199,135)	(198,379)
扣減後的資本基礎總額	5,937,067	5,786,290
十二月三十一日未經調整及調整後之資本充足比率	16.5%	16.5%

未經調整之資本充足比率為本銀行及部份附屬公司根據香港銀行條例附表三及香港金融管理局為監管而要求之綜合基準計算。調整後資本充足比率之計算，是根據香港金融管理局發出之監管政策手冊內有關《就市場風險維持充足資本》的要求，計入在結算日的市場風險。所根據的綜合基準與未經調整之資本充足比率相同。

(ii) 全年平均流動資金比率

	永亨銀行集團	
	二零零二年	二零零一年
全年平均流動資金比率	42.4%	45.3%

全年平均流動資金比率乃根據香港銀行條例附表四計算。此比率為與香港金融管理局協議包括所有海外分行、香港辦事處及附屬公司而計算。

(b) 客戶貸款－行業分類

客戶貸款之行業類別是按該等貸款之用途分類及未減除任何準備。

	永亨銀行集團		差幅
	二零零二年	二零零一年	%
在香港使用之貸款			
工業、商業及金融			
－物業發展	441,002	334,797	31.7
－物業投資	6,064,948	5,645,037	7.4
－財務機構	606,082	562,746	7.7
－股票經紀	245,272	259,047	-5.3
－批發與零售業	746,442	868,411	-14.0
－製造業	814,887	968,820	-15.9
－運輸與運輸設備	1,967,964	1,619,465	21.5
－股票有關之貸款	206,776	255,709	-19.1
－其他	2,656,110	2,893,668	-8.2
個人			
－購買「居者有其屋」、「私人機構參建居屋計劃」及「租者置其屋計劃」樓宇之貸款	658,613	722,890	-8.9
－購買其他住宅物業之貸款	9,544,144	10,799,639	-11.6
－信用咭貸款	310,711	463,121	-32.9
－其他	2,767,306	2,833,500	-2.3
貿易融資	1,670,226	1,575,554	6.0
在香港以外使用之貸款			
－澳門	3,533,947	3,340,498	5.8
－其他	2,182,870	2,372,342	-8.0
	34,417,300	35,515,244	-3.1

(c) 客戶貸款、不履行貸款及過期貸款－地理分類

地理分類資料乃按交易對手的所在地，並已顧及轉移風險因素。一般而言，在下述情況下才轉移風險：有關貸款的債權獲得並非交易對手所在地的國家的一方擔保，或該債權的履行對象是某銀行的海外分行，而該銀行的總辦事處並非設於交易對手的所在地。

	永亨銀行集團		
	二零零二年		
	客戶貸款	不履行貸款	過期三個月以上之貸款
香港	29,295,688	782,028	487,981
澳門	3,654,356	135,726	227,861
中華人民共和國	481,998	3,659	2,020
其他	985,258	1,372	1,372
	34,417,300	922,785	719,234

	永亨銀行集團		
	二零零一年		
	客戶貸款	不履行貸款	過期三個月以上之貸款
香港	29,432,277	1,173,746	740,417
澳門	3,459,865	159,879	145,641
中華人民共和國	1,875,900	16,170	33,512
其他	747,202	—	25
	35,515,244	1,349,795	919,595

(d) 過期及重定還款期之資產

(i) 過期及重定還款期之貸款

	永亨銀行集團			
	二零零二年		二零零一年	
	金額	佔貸款總額之百分比	金額	佔貸款總額之百分比
已過期之客戶貸款				
三個月以上至六個月	192,245	0.56	291,684	0.82
六個月以上至一年	293,415	0.85	250,786	0.71
一年以上	233,574	0.68	377,125	1.06
	719,234	2.09	919,595	2.59
所持抵押品金額	796,416		731,631	
有抵押貸款數額	542,165		646,525	
無抵押貸款數額	177,069		273,070	
特殊準備	167,168		182,777	
重定還款期之客戶貸款	316,455	0.92	478,625	1.35

於二零零一年十二月三十一日及二零零二年十二月三十一日，本集團貸予銀行同業及其他金融機構之款項中並無過期三個月以上及重定還款期之貸款。

(ii) 其他過期資產

	永亨銀行集團			
	二零零二年		二零零一年	
	債務證券	貿易票據	債務證券	貿易票據
已過期之其他資產				
三個月以上至六個月	–	2,328	–	2,011
六個月以上至一年	–	668	–	1,667
一年以上	–	1,569	–	2,599
	–	4,565	–	6,277

(e) 過期及重定還款期貸款與不履行貸款之對賬表

	永亨銀行集團	
	二零零二年	二零零一年
已過期三個月以上之客戶貸款及重定還款期貸款：		
已過期三個月以上之客戶貸款	719,234	919,595
重定還款期之貸款	316,455	478,625
	1,035,689	1,398,220
減：過期三個月以上但仍累計利息之貸款	(231,630)	(173,970)
加：過期三個月或以下但其利息已撥入暫記賬或已停止累計利息之貸款	118,726	125,545
不履行貸款合計	922,785	1,349,795

(f) 收回資產

	永亨銀行集團	
	二零零二年	二零零一年
客戶貸款內包括之收回資產	295,164	214,307

(g) 跨境債權

跨境債權資料乃按交易對手的所在地，並已顧及轉移風險因素。一般而言，在下述情況下才轉移風險：有關貸款的債權獲得並非交易對手所在地的國家的一方擔保，或該債權的履行對象是某銀行的海外分行，而該銀行的總辦事處並非設於交易對手的所在地。

	永亨銀行集團			
	二零零二年			
	銀行同業及其他金融機構	公營機構	其他	合計
澳門	335,636	–	3,671,409	4,007,045
中華人民共和國	515,187	19,899	539,389	1,074,475
其他亞太區	3,075,500	–	739,043	3,814,543
美國	1,153,954	511,276	406,369	2,071,599
其他南美及北美國家	1,513,776	–	72,752	1,586,528
中東及非洲	3,028	–	921	3,949
德國	3,113,626	–	–	3,113,626
英國	2,477,894	–	117,643	2,595,537
其他歐洲國家	4,327,862	–	510,331	4,838,193
	16,516,463	531,175	6,057,857	23,105,495

	永亨銀行集團			
	二零零一年			
	銀行同業及其他金融機構	公營機構	其他	合計
澳門	223,871	–	3,368,775	3,592,646
中華人民共和國	481,882	28,145	1,756,210	2,266,237
其他亞太區	2,506,606	–	707,527	3,214,133
美國	1,476,500	726,255	124,289	2,327,044
其他南美及北美國家	1,004,937	–	30,677	1,035,614
中東及非洲	559	–	35	594
歐洲	8,132,349	–	211,553	8,343,902
	13,826,704	754,400	6,199,066	20,780,170

(h) 貨幣風險

個別外幣的淨持有額或淨結構性倉盤若佔所持有外滙淨盤總額或結構性倉盤總額的百份之十或以上，便須作出披露。

	永亨銀行集團			
	二零零二年		二零零一年	
	美元	合計	美元	合計
相等於百萬港元				
現貨資產	13,158	21,212	13,525	19,294
現貨負債	(11,855)	(19,903)	(12,179)	(18,129)
遠期買入	4,487	5,029	3,417	3,882
遠期賣出	(5,619)	(6,094)	(4,642)	(4,919)
長盤淨額	171	244	121	128

	二零零二年			二零零一年		
	澳門幣	美元	合計	澳門幣	美元	合計
相等於百萬港元						
結構性倉盤淨額	424	136	560	320	136	456

(i) 企業管治

本銀行致力實施良好的企業管治，並遵循香港金融管理局於二零零一年九月發出之監管政策手冊內有關本地註冊認可機構的企業管治指引。董事會轄下之委員會包括行政委員會、授信委員會、管理委員會、資產負債管理委員會、審核委員會、董事提名委員會及薪酬委員會。

(i) 行政委員會

行政委員會定期舉行會議，檢討本集團之管理運作及業務表現，並在董事會直接授權下，以一般管理委員會形成運作。委員會成員包括行政總裁及兩名執行董事。

(ii) 授信委員會

授信委員會主要職責是協助董事會制定集團之風險策略以管理信貸風險。委員會亦負責制定及維持集團的信貸風險管理架構，並參與大額貸款申請之審批。委員會成員包括行政總裁、三名執行董事及企業融資處主管。

(iii) 管理委員會

管理委員會定期舉行會議，檢討本銀行之財務與業務計劃及主要業務與營運之動向。委員會成員包括行政總裁、三名執行董事、財務總監、零售銀行處主管、資訊科技處主管及營運管理處主管。

(iv) 資產負債管理委員會

資產負債管理委員會負責制定及維持有關資產負債表之結構，市場風險、交易、融資及流動資金管理，各項橫跨集團銀行業務之整體風險管理架構。委員會並向董事會提交有關之政策及指引。委員會成員包括行政總裁、三名執行董事、財務總監、司庫、零售銀行處主管及風險管理處主管。

(v) 審核委員會

審核委員會定期與執行董事、財務總監、內部稽核及本銀行之核數師舉行會議，以檢討財務表現，並考慮有關稽核檢討之性質及範圍，以及內部控制及條例執行制度之效率。委員會亦會討論由本銀行內部稽核、核數師與及香港金融管理局所提出之各項建議，並確保推行所有審核建議。委員會成員包括三名非執行董事。

(vi) 董事提名委員會

董事提名委員會負責向董事會提出建議委任本銀行董事、行政總裁、副行政總裁及總經理之位。成員包括三名非執行董事。

(vii) 薪酬委員會

薪酬委員會每年舉行一次會議，評估及批准本銀行行政總裁之薪酬及福利。成員包括兩名非執行董事。

(j) 風險管理

本集團已制定政策及程序，用以監察及控制信貸風險、流動資金、資本及市場風險，並由董事會授予授信委員會及資產負債管理委員會定期檢討，內部核數員亦會定期稽核，以確保該等政策及程序能得以遵從。

(i) 信貸風險管理

信貸風險源於交易對手未能履行其承擔，可來自本集團的貸款、貿易融資、財資、衍生工具及其他業務。董事會已授權由本銀行行政總裁任主席的授信委員會以執行信貸風險管理。

信貸風險管理是獨立於其他業務，監管信貸政策的應用及實行及確保信貸評估及批核的質素。本集團的信貸政策制定了授予信貸的準則、信貸批核與監察的程序、貸款分類系統及撥備的政策，並根據《香港銀行業條例》及香港金融管理局發出的指引，來制定對大額信貸及撥備的政策。

在評估客戶或交易對手的信貸風險時，雖然可藉客戶或交易對手的抵押品減低信貸風險，然而他們的財政實力以及還款能力才是本集團的主要考慮因素。信貸集中是藉採納適當的信貸控制得以監管，例如根據資本基礎去釐定大額風險限額。

詳盡的信貸風險管理指引已載於本集團的貸款手冊，並經由授信委員會定期檢閱及批核。貸款手冊內包括為信貸權限授權、授信標準、信貸監管處理、貸款分類系統、信貸追收及撥備政策。

(ii) 流動資金管理

本集團監察其流動資金結構中之資產、負債及合約承擔確保本集團之業務運作均達到其融資需求，並能經常符合法定的流動資金比率。在以上附註(a)中披露，集團於二零零二年全年平均流動資金比率為百分之四十二點四，遠超法定的百分之二十五最低要求。

董事局透過定期審閱流動資金比率及組合到期差異，得以審閱本集團所有業務之現時及未來之融資需求。流動資金風險源於本集團持有充足合適流動資產，如現金及短期資金及證券，以應付短期資金需求至合理水平。

本集團維持充足的備用信貸，能提供策略性的流動資金，以應付日常業務中未能預料的大量資金需求。

(iii) 資本管理

本集團的政策是要維持雄厚的資本，來支持集團的業務發展，並能達到法定的資本充足比率要求。在附註(a)中已披露，本集團在二零零二年十二月三十一日未經調整及調整後資本充足比率為百分之十六點五，遠超法定的百分之八最低要求。

本集團按各業務部門所承受的風險來分配資本。附屬公司若受其他監管機構直接監管，便必須遵守這些監管機構的規定維持充足的資本。某些附屬公司亦要符合香港金融管理局因應監管所需而制定的資本要求。

(iv) 市場風險管理

市場風險為利率、滙率或股票及商品價格之變動影響本集團持有之金融工具之價值。金融工具包括滙率合約、利息合約、股票及定息票據。

持有金融工具之限額由本集團資產負債管理委員會核准。該委員會由執行董事、司庫及集團之高級經理組成。該委員會負責制定有關資產負債管理政策，並檢討、審核及管理其運用情況以確保其營運比率及限額符合已制定之策略。

風險乃根據金融工具之本金或名義本金，交易金額及損失限額而計算，由資產負債管理委員會負責管理及檢討已制定之限額。

本集團以較保守之政策來管理交易持倉限額，於市場買賣以減少交易持倉限額。因此，本集團認為因交易持倉限額而引起之市場風險不大。

(k) 比較數字

編製該等未經審核補充財務資料時，若干比較數字已根據新會計實務準則第三十四號之標準予以改列。

3. 本集團截至二零零三年六月三十日止六個月期間之未經審核財務報告之獨立審核報告

以下資料乃轉載自本集團截至二零零三年六月三十日止六個月期間之未經審核財務報告：

獨立審閱報告致永亨銀行有限公司董事會

KPMG

引言

本核數師(以下簡稱「我們」)已根據　貴銀行要求審閱刊於第124頁至第141頁的中期財務報告。

董事與核數師的責任

根據香港聯合交易所有限公司證券上市規則，上市公司必須以符合上市規則中相關的規定及香港會計師公會所頒佈的會計實務準則第二十五號「中期財務報告」的規定編製中期財務報告。中期財務報告由董事負責，並由董事核准通過。

我們的責任是根據我們審閱工作的結果，對中期財務報告提出獨立結論，並按照我們雙方所協定的應聘條款，只向作為法人團體的董事會報告。除此以外，我們的報告書不可用作其他用途。我們概不就本報告書的內容，對任何其他人士負責或承擔法律責任。

審閱工作

我們是按照香港會計師公會所頒佈的核數準則第700號「中期財務報告的審閱」進行審閱。審閱工作主要包括向集團管理層作出查詢及分析中期財務報告、評估財務報告中會計政策是否貫徹運用，賬項編列是否一致；賬項中另有説明的特別情況則除外。審閱不包括控制測試及資產、負債和交易驗證等審核程序。由於審閱的範圍遠較審核小，所給予的保證程度也較審核低，因此，我們不會對中期財務報告發表審核意見。

結論

根據這項不構成審核的審閱工作，我們並沒有察覺截至二零零三年六月三十日止六個月的中期財務報告需要作出任何重大的修訂。

畢馬威會計師事務所
執業會計師

香港，二零零三年八月十四日

未經審核之綜合損益計算表
截至二零零三年六月三十日止六個月
(以港幣千元位列示)

	附註	截至二零零三年六月三十日止六個月	截至二零零二年六月三十日止六個月
			(重報)
利息收入		1,086,759	1,122,272
利息支出		(346,132)	(390,087)
淨利息收入		740,627	732,185
其他營業收入	4(a)	192,348	181,231
營業收入	3	932,975	913,416
營業支出	4(b)	(298,697)	(295,612)
扣除準備金前之營業溢利		634,278	617,804
呆壞賬準備		(212,000)	(220,000)
營業溢利		422,278	397,804
重估投資物業及出售有形固定資產之(虧損)／溢利		(1,202)	1,387
出售持有至到期日證券及非持作買賣用途證券之溢利	5	30,551	19,397
持有至到期日證券之準備金撥備		(10,900)	—
正常業務的溢利		440,727	418,588
應佔聯營公司之淨虧損		(3,210)	(3,511)
除税前溢利	3	437,517	415,077
税項	6	(67,811)	(44,952)
除税後溢利		369,706	370,125
少數股東權益所佔之溢利		(428)	(158)
本銀行股東應得之溢利		369,278	369,967
期內分配股息：			
擬派中期股息	7	108,617	108,580
低估去年之末期股息		148	25
		108,765	108,605
		港元	港元
每股盈利			
基本及攤薄	8	1.26	1.26
每股擬派中期股息	7	0.37	0.37

第128頁至第141頁之附註構成本賬項之一部份。

未經審核之綜合資產負債表
二零零三年六月三十日結算
(以港幣千元位列示)

	附註	二零零三年六月三十日	二零零二年十二月三十一日 (重報)
資產			
現金及短期資金	9	10,973,350	12,363,052
定期存放銀行同業及其他金融機構款項 (一至十二個月內到期)	15	1,725,520	852,511
貿易票據已減除準備		470,213	317,297
存款證	10及15	399,984	406,370
持作買賣用途證券	12	401,788	259,423
客戶之貸款及其他賬項已減除準備	11(a)	34,412,866	34,481,422
持有至到期日證券及非持作買賣用途證券	13	10,703,603	7,072,587
聯營公司投資		53,714	56,924
有形固定資產		1,291,536	1,308,751
商譽		1,163	1,454
總資產		60,433,737	57,119,791
負債			
銀行同業及其他金融機構之存款	15	327,351	422,060
客戶之存款	14及15	47,550,791	45,302,367
已發行之存款證	15	4,765,827	4,377,832
其他賬項及準備		1,455,044	658,808
總負債		54,099,013	50,761,067
資本來源			
股本	16	293,561	293,459
儲備	17	6,023,216	6,044,280
股東資金		6,316,777	6,337,739
少數股東權益		17,947	20,985
總負債及資本來源		60,433,737	57,119,791

第128頁至第141頁之附註構成本賬項之一部份。

未經審核之綜合股東權益變更表
截至二零零三年六月三十日止六個月
(以港幣千元位列示)

	附註	截至二零零三年六月三十日止六個月	截至二零零二年六月三十日止六個月
			(重報)
一月一日之股東資金結餘		6,356,301	6,032,011
有關遞延稅項會計政策變更	2	(18,562)	(7,642)
重報		6,337,739	6,024,369
因出售非持作買賣用途證券而實現之收益	17	–	176
已扣除遞延稅項之重估非持作買賣用途證券之未實現溢利	17	38,416	712
銀行行址重估儲備之遞延稅項	17	(4,493)	–
換算調整	17	(13)	39
損益賬內沒確認之淨收益		33,910	927
本銀行股東應得之溢利	17	369,278	369,967
已派股息	17	(425,663)	(249,439)
根據認股權計劃發行之股份款項		1,513	708
六月三十日之股東資金結餘		6,316,777	6,146,532

第128頁至第141頁之附註構成本賬項之一部份。

未經審核之綜合現金流量表
截至二零零三年六月三十日止六個月
(以港幣千元位列示)

	附註	二零零三年六月三十日	二零零二年六月三十日
因營業活動而流入之現金淨額	19	4,054,604	1,492,561
投資活動			
購入持有至到期日證券及非持作買賣用途證券		(7,156,980)	(2,726,586)
出售及贖回持有至到期日證券及非持作買賣用途證券所得款項		3,591,884	2,896,168
購入有形固定資產		(21,094)	(72,070)
出售有形固定資產所得款項		10,591	2,085
因投資活動而(流出)／流入之現金淨額		(3,575,599)	99,597
融資			
行使認股權所發之新股		1,513	708
支付普通股股息		(425,663)	(249,439)
支付附屬公司少數股東之股息		(3,466)	–
因融資活動而流出之現金淨額		(427,616)	(248,731)
現金及等同現金項目增額		51,389	1,343,427
現金及等同現金項目於一月一日結餘		12,048,125	10,313,929
現金及等同現金項目於六月三十日結餘		12,099,514	11,657,356
現金及等同現金項目之分析			
現金及存放銀行同業及其他金融機構		525,033	345,761
短期存放同業		9,469,266	9,137,012
政府債券		713,604	399,173
定期存放銀行同業及其他金融機構款項(一至三個月內到期)		1,391,611	1,775,410
		12,099,514	11,657,356

第128頁至第141頁之附註構成本賬項之一部份。

未經審核之中期財務報告附註

(以港幣千元位列示，內文另註除外)

1. 編製基礎

本中期財務報告乃按照香港聯合交易所有限公司主板上市規則編製，並完全符合香港金融管理局發出之監管政策手冊內有關「本地註冊認可機構披露中期財務資料」之要求及香港會計師公會頒佈之會計實務準則第二十五號「中期財務報告」之標準。

本中期財務報告未經審核，惟已由畢馬威會計師事務所根據香港會計師公會頒佈之核數準則第700號「中期財務報告的審閱」審閱。畢馬威會計師事務所致董事會之獨立審閱報告載於第123頁。

本財務報告中關於截至二零零二年十二月三十一日止財政年度之財務資料並非本行於該財政年度之法定賬目之一部份，惟乃摘錄自該等賬目。截至二零零二年十二月三十一日止年度之法定賬目可於本行之註冊辦事處查閱。核數師於二零零三年三月十三日發表之報告中就該等賬目作出無保留意見。

除附註二所述外，本中期財務報告之編製與二零零二年度之財務賬目所採用之會計政策一致。

2. 採納經修訂之會計實務準則

二零零三年一月一日起，本行採用了香港會計師公會所發出之會計實務準則第十二號(修訂)「入息稅項」。往年遞延稅項是因會計及稅務收支處理所產生的所有重大時差，預計在可預見的將來可能引致的稅項責任，按負債法提撥準備。遞延稅項資產不會被確認，除非有充足理由確定其是可以實現的。

在新會計政策下，期內利得稅包括現時及遞延稅項。遞延稅項下的資產及負債，來自作為財務報告及稅務基礎用途的資產及負債賬面值之間的可扣除及可課稅臨時差額。遞延稅項資產亦來自未使用之稅收抵免。除非對資產或負債之期初確認不會對會計或應課稅利潤構成影響，否則所有遞延稅項負債及所有遞延稅項資產，在可用資產於未來極有可能產生應課稅利潤之範圍內被確認。

有關轉變已溯及既往而應用，導致須作前期調整，於二零零二年一月一日及二零零三年一月一日之股東資金期初結餘分別減少港幣7,642,000元及港幣18,562,000元。截至二零零二年六月三十日止六個月損益計算表內之遞延稅項之比較數字亦已予重列並增加港幣1,587,000元。

3. 分項報告

(a) 業務分項

零售銀行業務包括接受存款、住宅樓宇按揭、租賃貸款及私人貸款業務。

企業銀行業務包括工商業貸款、貿易融資及機構銀行業務。

財資業務包括外滙買賣、證券投資及交易買賣。

其他業務包括保險業務、股票買賣服務及退休福利計劃服務。

未分類的業務項目主要包括股東資金、行址投資、物業投資及其他未能合理分配予特定業務分類的業務活動。

	營業收入		除稅前溢利	
	截至二零零三年六月三十日止六個月	截至二零零二年六月三十日止六個月	截至二零零三年六月三十日止六個月	截至二零零二年六月三十日止六個月
零售銀行業務	577,265	585,316	246,091	192,508
企業銀行業務	178,575	197,870	36,489	105,385
財資業務	110,816	65,171	115,503	78,368
其他業務	24,198	21,683	6,530	3,338
未分類業務	62,181	62,314	32,904	35,478
跨業務收支抵銷	(20,060)	(18,938)	–	–
	932,975	913,416	437,517	415,077

(b) 區域分項

區域分項資料乃按附屬公司主要營業所在地劃分，或按負責滙報業績或將資產入賬之本銀行分行所在地而劃分。

	營業收入		除稅前溢利	
	截至二零零三年六月三十日止六個月	截至二零零二年六月三十日止六個月	截至二零零三年六月三十日止六個月	截至二零零二年六月三十日止六個月
香港	1,035,249	850,279	578,420	378,096
澳門	118,900	116,454	74,431	71,814
其他	31,122	36,559	4,086	25,343
跨區域收支抵銷	(252,296)	(89,876)	(219,420)	(60,176)
	932,975	913,416	437,517	415,077

4. (a) 其他營業收入

	截至二零零三年六月三十日止六個月	截至二零零二年六月三十日止六個月
服務費及佣金		
貸款佣金及服務費	29,270	31,932
有關信用咭服務費	26,064	30,566
有關貿易服務費	25,171	26,878
股票買賣服務費	14,894	13,354
其他服務費及佣金收入	59,061	56,444
減：服務費及佣金支出	(11,454)	(10,329)
外滙買賣收益	34,948	29,214
持作買賣用途證券及衍生工具之溢利／(虧損)	4,512	(5,803)
其他買賣收益	781	285
上市及非上市投資股息收入	2,140	2,529
其他	6,961	6,161
	192,348	181,231

(b) 營業支出

營業支出包括折舊之數額為港幣26,516,000元(二零零二年：港幣24,934,000元)。

5. 出售持有至到期日證券及非持作買賣用途證券之溢利

	截至二零零三年六月三十日止六個月	截至二零零二年六月三十日止六個月
出售持有至到期日證券之溢利	1,324	9
轉換持有至到期日證券之溢利	20,913	—
出售非持作買賣用途證券之溢利	8,314	19,388
	30,551	19,397

6. 稅項

綜合損益表內之稅項為：

	截至二零零三年六月三十日止六個月	截至二零零二年六月三十日止六個月
		(重報)
香港利得稅準備	55,117	30,681
海外稅項	13,966	12,684
遞延稅項	(1,272)	1,587
	67,811	44,952

香港利得稅乃按期內應課稅溢利照現行稅率百分之十七點五(二零零二年：百分之十六)計算。海外稅項按本集團之有關單位經營所在國家現行稅率計算。

7. 擬派中期股息

以下為董事會於二零零三年六月三十日之後宣佈派發之股息，並未於中期財務報告中列賬。

	截至二零零三年六月三十日止六個月	截至二零零二年六月三十日止六個月
按293,560,500（二零零二年：293,458,500）股計算，擬派股息每股港幣三角七仙（二零零二年：港幣三角七仙）	108,617	108,580

8. 每股盈利及攤薄每股盈利

每股盈利乃根據截至二零零三年六月三十日止六個月股東應得之溢利港幣369,278,000元（二零零二年（重報）：港幣369,967,000元）及於該期間已發行股份之加權平均數293,505,016（二零零二年：293,445,406）股普通股計算。攤薄每股盈利乃根據截至二零零三年六月三十日止六個月股東應得之溢利港幣369,278,000元（二零零二年（重報）：港幣369,967,000元）及於該期間已發行股份之加權平均數293,565,601（二零零二年：293,534,685）股普通股計算，並就所有潛在攤薄盈利的股份予已調整。

9. 現金及短期資金

	二零零三年六月三十日	二零零二年十二月三十一日
現金及存放銀行同業及其他金融機構	541,760	581,832
短期存放同業	9,469,266	11,205,586
政府債券（附註15）	962,324	575,634
	10,973,350	12,363,052

政府債券分析如下：

	二零零三年六月三十日	二零零二年十二月三十一日
持作買賣用途（市場價值）	99,164	—
持有至到期日	713,604	575,634
非持作買賣用途（市場價值）	149,556	—
	962,324	575,634

所有政府債券為由中央政府及各中央銀行發出，並為非上市之債券。

10. 存款證

持有之存款證全部為持有至到期日及非上市之存款證。

11. 客戶之貸款及其他賬項已減除準備

(a) 客戶之貸款及其他賬項

	二零零三年六月三十日	二零零二年十二月三十一日 (重報)
客戶貸款(附註15)	34,141,555	34,417,300
銀行同業及其他金融機構之貸款(附註15)	158,878	174,828
特殊準備	(278,879)	(277,032)
一般準備	(340,959)	(348,572)
應計利息及其他賬項	732,271	514,898
	34,412,866	34,481,422

(b) 不履行貸款

已扣除撥入暫記賬之利息或已停止累計利息之貸款，連同暫記利息及減除抵押品價值而作出之特殊準備數額如下：

	二零零三年六月三十日	二零零二年十二月三十一日
客戶不履行貸款	1,144,583	922,785
佔客戶貸款總額之百分比	3.35%	2.68%
所持抵押品金額	785,113	600,359
特殊準備	277,703	275,977
暫記利息	492,999	476,054

於二零零三年六月三十日及二零零二年十二月三十一日，本集團貸予銀行同業及其他金融機構之款項中，並無利息撥入暫記賬或已停止累計利息之貸款。

12. 持作買賣用途證券

	二零零三年六月三十日	二零零二年十二月三十一日
債務證券(附註15)		
海外上市	50,000	124,609
非上市	343,472	127,988
	393,472	252,597
本港上市股票	8,316	6,826
	401,788	259,423
持作買賣用途證券交易對手如下：		
發行機構：		
中央政府及中央銀行	188,356	—
銀行同業及其他金融機構	2,305	204,791
企業	56,011	54,632
公營機構	155,116	—
	401,788	259,423

13. 持有至到期日證券及非持作買賣用途證券

	二零零三年六月三十日	二零零二年十二月三十一日
持有至到期日之證券：(附註15)		
持有至到期日之債務證券		
上市		
一本港上市	91,360	2,155
一海外上市	856,478	1,026,774
	947,838	1,028,929
非上市	7,539,833	6,023,781
	8,487,671	7,052,710
減：非上市債務證券之特殊準備	(22,500)	(11,600)
	8,465,171	7,041,110
非持作買賣用途之證券：(附註15)		
非持作買賣用途之債務證券		
上市(市場價值)		
一本港上市	212,854	—
一海外上市	916,843	—
非上市	1,074,547	—
	2,204,244	—
非持作買賣用途之股票		
本港上市(市場價值)	3,742	1,031
非上市	30,446	30,446
	34,188	31,477
	2,238,432	31,477
	10,703,603	7,072,587
持有至到期日債務證券之市場價值	994,134	1,057,261

二零零三年上半年度，轉移至非持作買賣用途的持有至到期日證券其經攤銷後成本為港幣275,989,000元（二零零二年：無）。根據會計實務準則第二十四號「投資證券的會計處理」，於轉移日錄得溢利港幣20,913,000元（二零零二年：無）並誌於損益計算表中。

持有至到期日及非持作買賣用途之證券交易對手分析如下：

	二零零三年六月三十日	二零零二年十二月三十一日
發行機構：		
中央政府及中央銀行	510,040	—
銀行同業及其他金融機構	5,683,610	3,964,316
企業	3,163,398	2,600,800
公營機構	1,346,555	507,471
	10,703,603	7,072,587

持有至到期日之政府債券及存款證已分別披露於資產負債表、賬項附註9及附註10內。

14. 客戶存款

	二零零三年六月三十日	二零零二年十二月三十一日
活期存款及往來賬戶	3,371,680	2,849,844
儲蓄存款	8,699,607	7,058,601
定期存款及通知存款	35,479,504	35,393,922
	47,550,791	45,302,367

15. 期限分析

	二零零三年六月三十日						
	即時還款	三個月或以下	三個月以上至一年	一年以上至五年	五年以上	無註明	總額
資產							
－政府債券（附註9）	–	713,604	248,720	–	–	–	962,324
－定期存放銀行同業及其他金融機構款項（一至十二個月內到期）	–	1,631,676	93,844	–	–	–	1,725,520
－存款證	–	–	399,984	–	–	–	399,984
－持作買賣用途之債務證券（附註12）	–	–	–	238,356	155,116	–	393,472
－客戶貸款（附註11a）	1,604,907	3,971,829	3,845,202	10,646,085	13,669,810	403,722	34,141,555
－銀行同業及其他金融機構之貸款（附註11a）	–	–	31,776	127,102	–	–	158,878
－持有至到期日之債務證券（附註13）	32,167	481,394	343,211	4,540,797	3,090,102	–	8,487,671
－非持作買賣用途之債務證券（附註13）	–	–	21,403	811,066	1,371,775	–	2,204,244
	1,637,074	6,798,503	4,984,140	16,363,406	18,286,803	403,722	48,473,648
負債							
－銀行同業及其他金融機構之存款	96,312	221,616	9,423	–	–	–	327,351
－客戶之存款	12,079,699	33,692,206	1,081,007	697,879	–	–	47,550,791
－已發行之存款證	–	819,225	1,453,283	2,493,319	–	–	4,765,827
	12,176,011	34,733,047	2,543,713	3,191,198	–	–	52,643,969

	二零零二年十二月三十一日						
	即時還款	三個月或以下	三個月以上至一年	一年以上至五年	五年以上	無註明	總額
資產							
－政府債券（附註9）	－	546,689	28,945	－	－	－	575,634
－定期存放銀行同業及其他金融機構款項（一至十二個月內到期）	－	763,566	88,945	－	－	－	852,511
－存款證	－	－	299,960	106,410	－	－	406,370
－持作買賣用途之債務證券（附註12）	－	－	－	252,597	－	－	252,597
－客戶貸款（附註11a）	2,103,314	3,495,785	4,053,970	11,032,526	13,566,067	165,638	34,417,300
－銀行同業及其他金融機構之貸款（附註11a）	51	－	31,778	142,999	－	－	174,828
－持有至到期日之債務證券（附註13）	－	215,442	780,107	5,017,897	1,039,264	－	7,052,710
－非持作買賣用途之債務證券（附註13）	－	－	－	－	－	－	－
	2,103,365	5,021,482	5,283,705	16,552,429	14,605,331	165,638	43,731,950
負債							
－銀行同業及其他金融機構之存款	120,906	236,810	7,799	56,545	－	－	422,060
－客戶之存款	9,916,400	33,371,414	1,483,931	530,622	－	－	45,302,367
－已發行之存款證	－	1,130,543	873,828	2,373,461	－	－	4,377,832
	10,037,306	34,738,767	2,365,558	2,960,628	－	－	50,102,259

16. 股本

	二零零三年六月三十日	二零零二年十二月三十一日
註冊股本：		
450,000,000（二零零二年：450,000,000）股普通股每股港幣1元	450,000	450,000
實收股本：		
一月一日結餘	293,459	293,429
根據認股權計劃發行之股份	102	30
293,560,500（二零零二年：293,458,500）股普通股每股港幣1元	293,561	293,459

於二零零三年四月九日，根據認股權計劃發行之股份為102,000股，其價值為港幣1,513,000元。其中港幣102,000元已於股本記賬，餘數港幣1,411,000元則撥入股本溢價賬內。於二零零三年六月三十日未行使之認股權摘要如下：

授予認股權日期	認股價	二零零三年六月三十日	二零零二年十二月三十一日
	港元	股份數目	股份數目
一九九四年三月十日	14.83	–	102,000
二零零一年三月十日	23.60	380,000	380,000
二零零二年三月十五日	26.30	290,000	290,000
二零零三年一月十四日	25.80	160,000	–
二零零三年三月十四日	26.50	130,000	–
		960,000	772,000

此等認股權可於授予日第一週年起至第十週年內行使。

17. 儲備

	二零零三年六月三十日							
	股本溢價賬	資本儲備	一般儲備	銀行行址重估儲備	投資重估儲備	股本贖回儲備	盈餘滾存	合計
二零零三年一月一日結餘								
－往年報告	330,677	215,909	2,100,201	321,000	(35)	769	3,094,321	6,062,842
－往年遞延稅項之調整	–	–	–	(47,927)	–	–	29,365	(18,562)
－重報	330,677	215,909	2,100,201	273,073	(35)	769	3,123,686	6,044,280
換算調整	–	–	(13)	–	–	–	–	(13)
根據認股權計劃發行之新股	1,411	–	–	–	–	–	–	1,411
儲備賬撥入／(撥出)	–	–	(8,000)	–	–	–	8,000	–
已扣除遞延稅項之重估溢利	–	–	–	–	38,416	–	–	38,416
(支)／進銀行行址重估儲備之遞延稅項	–	–	–	(4,493)	–	–	–	(4,493)
已派股息	–	–	–	–	–	–	(425,663)	(425,663)
期內溢利	–	–	–	–	–	–	369,278	369,278
二零零三年六月三十日結餘	332,088	215,909	2,092,188	268,580	38,381	769	3,075,301	6,023,216

	二零零二年十二月三十一日 (重報)							
	股本溢價賬	資本儲備	一般儲備	銀行行址重估儲備	投資重估儲備	股本贖回儲備	盈餘滾存	合計
二零零二年一月一日結餘								
－往年報告	329,999	215,909	2,100,178	321,000	(866)	769	2,771,593	5,738,582
－往年遞延稅項之調整	–	–	–	(48,283)	–	–	40,641	(7,642)
－重報	329,999	215,909	2,100,178	272,717	(866)	769	2,812,234	5,730,940
換算調整	–	–	23	–	–	–	–	23
根據認股權計劃發行之新股	678	–	–	–	–	–	–	678
因出售非持作買賣用途證券而實現之虧損	–	–	–	–	176	–	–	176
重估之溢利	–	–	–	–	655	–	–	655
(支)／進銀行行址重估儲備之遞延稅項	–	–	–	356	–	–	–	356
已派股息	–	–	–	–	–	–	(358,019)	(358,019)
年內溢利								
－往年報告	–	–	–	–	–	–	680,747	680,747
－往年遞延稅項之調整	–	–	–	–	–	–	(11,276)	(11,276)
－重報	–	–	–	–	–	–	669,471	669,471
二零零二年十二月三十一日結餘	330,677	215,909	2,100,201	273,073	(35)	769	3,123,686	6,044,280

18. 資產負債表以外之風險程度

(a) 或然債務及承擔

以下為每項或然債務及承擔重大類別之約定金額概要：

	二零零三年六月三十日	二零零二年十二月三十一日
直接信貸替代	892,860	847,709
交易有關之或然債務	80,852	42,760
貿易有關之或然債務	1,170,848	981,949
其他承擔	6,057,533	6,593,239
其他	556,510	30,779
	8,758,603	8,496,436

(b) 衍生工具

衍生工具指財務合約，其價值視乎所涉及的資產或指數而定。

以下為每項衍生工具重大類別之名義金額：

	二零零三年六月三十日	二零零二年十二月三十一日
滙率合約		
遠期合約－買賣用途	4,167,973	7,290,915
遠期合約－對沖用途	2,909,380	2,991,030
購入期權－買賣用途	1,540,662	196,641
沽出期權－買賣用途	1,540,662	196,641
滙率合約總額	10,158,677	10,675,227
利率合約		
掉期合約－買賣用途	1,169,847	1,052,910
掉期合約－對沖用途	10,565,785	10,275,673
利率合約總額	11,735,632	11,328,583
	21,894,309	22,003,810

買賣交易包括為執行客戶買賣指令或對沖此等持倉交易而持有的金融工具盤。

上列資產負債表以外之風險程度之重置成本及信貸風險加權金額如下。這些金額並未計及雙邊淨額安排的影響。

	二零零三年六月三十日		二零零二年十二月三十一日	
	重置成本	信貸風險加權金額	重置成本	信貸風險加權金額
或然債務及承擔	不適用	1,230,871	不適用	1,069,415
滙率合約	18,267	27,320	32,780	45,634
利率合約	109,259	26,298	113,276	26,229
	127,526	1,284,489	146,056	1,141,278

(c) 資本承擔

於二零零三年六月三十日及二零零二年十二月三十一日為購買物業、機械及設備而並未在賬項中作出準備之資本承擔如下：

	二零零三年六月三十日	二零零二年十二月三十一日
已核准及簽訂合約之開支	8,987	19,963
已核准惟未簽訂合約之開支	–	–
	8,987	19,963

19. 營業溢利與來自營業活動之淨現金流入對賬表

	二零零三年六月三十日	二零零二年六月三十日
營業溢利	422,278	397,804
折舊	26,516	24,934
商譽攤銷	291	290
已付利得稅	(5,027)	(28,356)
三個月後到期之政府債券減少	79,696	199,176
三個月後到期之定期存放銀行同業及其他金融機構款項減少	384,207	279,009
貿易票據增加	(152,916)	(58,315)
存款證減少	6,386	10,183
持有作買賣用途證券增加	(142,365)	(163)
客戶之貸款及其他賬項減少	73,016	108,225
銀行同業及其他金融機構之存款增加	9,470	503,507
客戶之存款增加／(減少)	2,248,424	(821,673)
已發行存款證增加	387,995	860,981
其他賬項及準備增加	716,633	16,959
來自營業活動之淨現金流入	4,054,604	1,492,561

20. 關連人士重要交易

(a) 二零零三年上半年度，本集團與本銀行之主要股東美國紐約銀行集團及其附屬公司之交易，均按一般正常業務及商業條件進行。期內之收支及期末之資產負債表及資產負債表以外之結餘詳列如下：

(i) 收入及支出

	截至二零零三年六月三十日止六個月	截至二零零二年六月三十日止六個月
利息收入	258	356
利息支出	207	296

(ii) 二零零三年六月三十日及二零零二年十二月三十一日資產負債表結餘

	二零零三年六月三十日	二零零二年十二月三十一日
現金及短期資金	31,310	22,208
銀行同業及其他金融機構之存款	56,714	50,856

(iii) 二零零三年六月三十日及二零零二年十二月三十一日資產負債表以外結餘

	二零零三年六月三十日	二零零二年十二月三十一日
滙率合約		
合約金額	96,637	102,020
重置成本	822	602
風險加權金額	358	324

(iv) 於一九九九年八月二十七日及二零零二年九月十九日，本銀行與美國紐約銀行集團簽署兩項授權協議，根據此項協議，本銀行將提供一項有關證券化交易之支援服務。

二零零三年上半年，本銀行已總共收取大約為港幣35,000元(二零零二年：港幣105,000元)服務費。本銀行將按年收取費用至此兩項合約終止。

(b) 於一九九五年六月三十日，本銀行擁有百分六十五股權之附屬公司永亨蘇黎世保險有限公司(「永蘇保險」)與蘇黎世保險有限公司(「蘇黎世保險」)之全資附屬公司瑞泰保險管理(香港)有限公司(「瑞泰保險」)簽署一項管理合約。根據此項管理合約瑞泰保險將負責永蘇保險有關保險業務之管理工作。蘇黎世保險為永蘇保險之主要股東，佔該公司已發行股本百分之三十五。截至二零零三年六月三十日止六個月，永蘇保險付予瑞泰保險港幣1,865,000元(二零零二年：港幣976,000元)管理費用。此項費用乃按所收之保險費而釐定。於二零零三年一月三十日，雙方同意將管理合約延至二零零四年十二月三十一日終止，但雙方可經六個月通知後提前解約。此項重訂費用為固定收費及按所收保險費之百分率而釐定。

21. 結算日後事項

於二零零三年八月一日，永亨銀行宣布簽訂購股協議，向日本瑞穗銀行購入浙江第一銀行全部已發行股本，總作價為48億港元。此作價相等於浙江第一銀行於二零零二年十二月三十一日的經審計賬面值的1.22倍。

22. 比較數字

由於對遞延税項的會計政策有所變更，故若干比較數字予已改列，詳情載於附註二。

未經審核補充財務資料

（以港幣千元位列示，內文另註除外）

(a) 資本充足及流動資金比率

(i) 資本充足比率

	二零零三年六月三十日	二零零二年十二月三十一日
		（重報）
核心資本		
繳足股款的普通股股本	293,561	293,459
股本溢價賬	332,088	330,677
儲備	4,966,549	4,816,787
其他	304,056	149,911
	5,896,254	5,590,834
可計算的附加資本		
土地及土地權益價值重估的儲備	188,019	191,164
重估非持作買賣用途證券之未實現溢利／(虧損)	25,368	(1,828)
一般呆賬準備金	344,512	351,065
	557,899	540,401
扣減前的資本基礎總額	6,454,153	6,131,235
資本基礎總額的扣減項目	(199,439)	(199,135)
扣減後的資本基礎總額	6,254,714	5,932,100
未經調整及調整後之資本充足比率	17.0%	16.5%

未經調整之資本充足比率為本銀行及部份附屬公司根據香港銀行條例附表三及香港金融管理局為監管而要求之綜合基準計算。調整後資本充足比率之計算，是根據香港金融管理局發出之監管政策手冊內有關「就市場風險維持充足資本」的要求，計入在結算日的市場風險。所根據的綜合基準與未經調整之資本充足比率相同。

(ii) 平均流動資金比率

	二零零三年六月三十日	二零零二年六月三十日
截至首六個月平均流動資金比率	49.2%	39.4%

期內平均流動資金比率乃根據香港銀行條例附表四計算。此比率為與香港金融管理局協議包括所有海外分行、香港辦事處及附屬公司而計算。

(b) 客戶貸款－行業分類

客戶貸款之行業類別是按該等貸款之用途分類及未減除任何準備。

	二零零三年六月三十日	二零零二年十二月三十一日	差幅
			%
在香港使用之貸款			
工業、商業及金融			
－物業發展	356,018	441,002	-19.3
－物業投資	6,229,587	6,064,948	2.7
－財務機構	554,431	606,082	-8.5
－股票經紀	141,885	245,272	-42.2
－批發與零售業	713,240	746,442	-4.5
－製造業	779,217	814,887	-4.4
－運輸與運輸設備	2,005,771	1,967,964	1.9
－股票有關之貸款	180,586	206,776	-12.7
－其他	2,545,136	2,656,110	-4.2
個人			
－購買「居者有其屋」、「私人機構參建居屋計劃」及「租者置其屋計劃」樓宇之貸款	621,380	658,613	-5.7
－購買其他住宅物業之貸款	9,675,115	9,544,144	1.4
－信用咭貸款	257,838	310,711	-17.0
－其他	2,432,133	2,767,306	-12.1
貿易融資	1,697,482	1,670,226	1.6
在香港以外使用之貸款			
－澳門	3,612,422	3,533,947	2.2
－其他	2,339,314	2,182,870	7.2
	34,141,555	34,417,300	-0.8

(c) 客戶貸款、不履行貸款及過期貸款之地理分類

地理分類資料乃按交易對手的所在地，並已顧及轉移風險因素。一般而言，在下述情況下才轉移風險：有關貸款的債權獲得並非交易對手所在地的國家的一方擔保，或該債權的履行對象是某銀行的海外分行，而該銀行的總辦事處並非設於交易對手的所在地。

	二零零三年六月三十日		
	客戶貸款	不履行貸款	過期三個月以上之貸款
香港	28,859,270	901,185	725,692
澳門	3,765,392	232,443	218,953
中華人民共和國	504,402	8,935	－
其他	1,012,491	2,020	2,020
	34,141,555	1,144,583	946,665

	二零零二年十二月三十一日		
	客戶貸款	不履行貸款	過期三個月以上之貸款
香港	29,295,688	782,028	487,981
澳門	3,654,356	135,726	227,861
中華人民共和國	481,998	3,659	2,020
其他	985,258	1,372	1,372
	34,417,300	922,785	719,234

(d) 過期及重定還款期之資產

(i) 過期及重定還款期之貸款

	二零零三年六月三十日		二零零二年十二月三十一日	
	金額	佔貸款總額之百分比	金額	佔貸款總額之百分比
已過期之客戶貸款				
三個月以上至六個月	442,993	1.30	192,245	0.56
六個月以上至一年	196,167	0.57	293,415	0.85
一年以上	307,505	0.90	233,574	0.68
	946,665	2.77	719,234	2.09
所持抵押品金額	714,209		796,416	
有抵押貸款數額	672,243		542,165	
無抵押貸款數額	274,422		177,069	
特殊準備	225,269		167,168	
重定還款期之客戶貸款	106,329	0.31	316,455	0.92

於二零零三年六月三十日及二零零二年十二月三十一日，本集團貸予銀行同業及其他金融機構之款項中並無過期三個月以上及重定還款期之貸款。

(ii) 其他過期資產

	二零零三年六月三十日		二零零二年十二月三十一日	
	債務證券	貿易票據	債務證券	貿易票據
已過期之其他資產				
三個月以上至六個月	32,168	—	—	2,328
六個月以上至一年	—	1,464	—	668
一年以上	—	1,569	—	1,569
	32,168	3,033	—	4,565

(e) 過期及重定還款期貸款與不履行貸款之對賬表

	二零零三年六月三十日	二零零二年十二月三十一日
已過期三個月以上之客戶貸款及重定還款期貸款：		
已過期三個月以上之客戶貸款	946,665	719,234
重定還款期之貸款	106,329	316,455
	1,052,994	1,035,689
減：過期三個月以上但仍累計利息之貸款	(90,979)	(231,630)
加：過期三個月或以下但其利息已撥入暫記賬或已停止累計利息之貸款	182,568	118,726
不履行貸款合計	1,144,583	922,785

(f) 收回資產

	二零零三年六月三十日	二零零二年十二月三十一日
客戶貸款內包括之收回資產	220,093	295,164

(g) 跨境債權

跨境債權資料乃按交易對手的所在地，並已顧及轉移風險因素。一般而言，在下述情況下才轉移風險：有關貸款的債權獲得並非交易對手所在地的國家的一方擔保，或該債權的履行對象是某銀行的海外分行，而該銀行的總辦事處並非設於交易對手的所在地。

	二零零三年六月三十日			
	銀行同業及其他金融機構	公營機構	其他	總額
澳門	480,434	—	3,780,515	4,260,949
中華人民共和國	916,035	3,720	495,218	1,414,973
其他亞太區	3,036,047	—	1,197,108	4,233,155
美國	1,432,177	714,440	991,218	3,137,835
其他南美及北美國家	1,043,550	—	44,322	1,087,872
中東及非洲	5,853	—	—	5,853
德國	3,193,556	—	—	3,193,556
英國	2,872,534	—	121,424	2,993,958
其他歐洲國家	4,813,990	—	550,635	5,364,625
	17,794,176	718,160	7,180,440	25,692,776

	二零零二年十二月三十一日			
	銀行同業及其他金融機構	公營機構	其他	總額
澳門	335,636	—	3,671,409	4,007,045
中華人民共和國	515,187	19,899	539,389	1,074,475
其他亞太區	3,075,500	—	739,043	3,814,543
美國	1,153,954	511,276	406,369	2,071,599
其他南美及北美國家	1,513,776	—	72,752	1,586,528
中東及非洲	3,028	—	921	3,949
德國	3,113,626	—	—	3,113,626
英國	2,477,894	—	117,643	2,595,537
其他歐洲國家	4,327,862	—	510,331	4,838,193
	16,516,463	531,175	6,057,857	23,105,495

(h) 貨幣風險

個別外幣的淨持有額或淨結構性倉盤若佔所持有外滙淨盤總額或結構性倉盤總額的百分之十或以上，便作出披露。

	二零零三年六月三十日		二零零二年十二月三十一日	
	美元	總額	美元	總額
相等於百萬港元				
現貨資產	14,905	24,347	13,158	21,212
現貨負債	(13,134)	(22,463)	(11,855)	(19,903)
遠期買入	3,331	3,975	4,487	5,029
遠期賣出	(3,794)	(4,451)	(5,619)	(6,094)
期權盤淨額	(780)	(780)	—	—
長盤淨額	528	628	171	244

	二零零三年六月三十日			二零零二年十二月三十一日		
	澳門幣	美元	總額	澳門幣	美元	總額
相等於百萬港元						
結構性倉盤淨額	419	136	555	424	136	560

(i) 風險管理

本集團已制定政策及程序，用以監察及控制信貸風險、流動資金、資本及市場風險，並由董事會授予授信委員會及資產負債管理委員會定期檢討，內部核數員亦會定期稽核，以確保該等政策及程序能得以遵從。

(i) 信貸風險管理

信貸風險源於交易對手未能履行其承擔，可來自本集團的貸款、貿易融資、財資、衍生工具及其他業務。董事會已授權由本銀行主席兼行政總裁任主席的授信委員會以執行信貸風險管理。

信貸風險管理是獨立於其他業務，監管信貸政策的應用及實行及確保信貸評估及批核的質素。本集團的信貸政策制定了授予信貸的準則、信貸批核與監察的程序、貸款分類系統及撥備的政策，並根據《香港銀行業條例》及香港金融管理局發出的指引，來制定對大額信貸及撥備的政策。

在評估客戶或交易對手的信貸風險時，雖然可藉客戶或交易對手的抵押品減低信貸風險，然而他們的財政實力以及還款能力才是本集團的主要考慮因素。信貸集中是藉採納適當的信貸控制得以監管，例如根據資本基礎去釐定大額風險限額。

詳盡的信貸風險管理指引已載於本集團的貸款手冊，並經由授信委員會定期檢閱及批核。貸款手冊內包括為信貸權限授權、授信標準、信貸監管處理、貸款分類系統、信貸追收及撥備政策。

(ii) 流動資金管理

本集團監察其流動資金結構中之資產、負債及合約承擔確保本集團之業務運作均達到其融資需求，並能經常符合法定的流動資金比率。在以上附註(a)中披露，集團於二零零三年上半年度平均流動資金比率為百分之四十九點二，遠超法定的百分之二十五最低要求。

董事局透過定期審閱流動資金比率及組合到期差異，得以審閱本集團所有業務之現時及未來之融資需求。流動資金風險源於本集團持有充足合適流動資產，如現金及短期資金及證券，以應付短期資金需求至合理水平。

本集團維持充足的備用信貸，能提供策略性的流動資金，以應付日常業務中未能預料的大量資金需求。

(iii) 資本管理

本集團的政策是要維持雄厚的資本，來支持集團的業務發展，並能達到法定的資本充足比率要求。在附註(a)中已披露，本集團在二零零三年六月三十日未調整及調整後之資本充足比率均為百分之十七，遠超法定的百分之八最低要求。

本集團按各業務部門所承受的風險來分配資本。附屬公司若受其他監管機構直接監管，便必須遵守這些監管機構的規定維持充足的資本。某些附屬財務公司亦要符合香港金融管理局因應監管所需而制定的資本要求。

(iv) 市場風險管理

市場風險為利率、匯率或股票及商品價格之變動影響本集團持有之金融工具之價值。金融工具包括匯率合約、利息合約、股票及定息票據。

持有金融工具之限額由本集團資產負債管理委員會核准。該委員會由執行董事、司庫及集團之高級經理組成。該委員會負責制定有關資產負債管理政策，並檢討、審核及管理其運用情況以確保其營運比率及限額符合已制定之策略。

風險乃根據金融工具之本金或名義本金，交易金額及損失限額而計算，由資產負債管理委員會負責管理及檢討已制定之限額。

本集團以較保守之政策來管理交易持倉限額，於市場買賣以減少交易持倉限額。因此，本集團認為因交易持倉限額而引起之市場風險不大。

(j) 比較數字

在編製此未經審核補充財務資料時，若干比較數字已根據經修訂的會計實務準則第十二號之標準予已改列。

1.1 合併後集團於二零零二年十二月三十一日結算日之備考未經審核資產負債報表

以下為合併後集團之備考未經審核資產負債報表概要。此概要根據於二零零二年十二月三十一日，本集團之經審核綜合資產淨值及浙江第一銀行集團之經審核綜合資產淨值而編製，猶如浙江第一銀行集團各成員公司於二零零二年十二月三十一日為本集團之附屬公司，並經調整以反映若干事項。

港幣千元	本集團	浙江第一銀行集團	調整	合併後集團
現金及短期資金	12,363,052	9,959,167	(5,323,515) (附註1)	16,998,704
定期存放銀行同業及其他金融機構款項（一至十二個月內到期）	852,511	3,166,619		4,019,130
貿易票據已減除準備	317,297	157,253		474,550
持有存款證	406,370	127,990		534,360
持作買賣用途證券	259,423	–		259,423
客戶之貸款及其他賬項已減除準備	34,469,824	13,326,171		47,795,995
持有至到期日證券及非持作買賣用途證券	7,072,587	319,946		7,392,533
聯營公司投資	56,924	–		56,924
共同控制個體投資	–	36,575		36,575
有形固定資產	1,308,751	663,676		1,972,427
總資產	57,106,739	27,757,397	(5,323,515)	79,540,621
銀行同業及其他金融機構之存款及結餘	422,060	1,167,108		1,589,168
客戶存款	45,302,367	22,204,554		67,506,921
已發行之存款證	4,377,832	–		4,377,832
其他賬項及準備	628,648	445,165		1,073,813
少數股東權益	20,985	–		20,985
總負債	50,751,892	23,816,827	–	74,568,719
備考有形資產淨值	6,354,847	3,940,570	(5,323,515)	4,971,902
商譽（附註2）	1,454	–	800,000	801,454
備考資產淨值	6,356,301	3,940,570	(4,523,515)	5,773,356

附註：

(1) 此金額為按本通函第151頁備考未經審核經調整有形資產淨值報表所示之調整金額。

(2) 收購事項之估計商譽金額為港幣八億元，並將分二十年攤銷。

1.2 合併後集團於二零零三年六月三十日結算日之備考未經審核資產負債報表

以下為合併後集團之備考未經審核資產負債報表概要。此概要根據於二零零三年六月三十日，本集團之未經審核綜合資產淨值及浙江第一銀行集團之未經審核綜合資產淨值而編製，猶如浙江第一銀行集團各成員公司於二零零三年六月三十日為本集團之附屬公司，並經調整以反映若干事項。

港幣千元	本集團	浙江第一銀行集團	調整	合併後集團
現金及短期資金	10,973,350	8,910,633	(4,830,000) (附註1)	15,053,983
定期存放銀行同業及其他金融機構款項（一至十二個月內到期）	1,725,520	2,101,781		3,827,301
貿易票據已減除準備	470,213	30,000		500,213
持有存款證	399,984	178,489		578,473
持作買賣用途證券	401,788	—		401,788
客戶之貸款及其他賬項已減除準備	34,412,866	13,606,719		48,019,585
持有至到期日證券及非持作買賣用途證券	10,703,603	326,952		11,030,555
聯營公司投資	53,714	—		53,714
共同控制個體投資	—	33,887		33,887
有形固定資產	1,291,536	625,156		1,916,692
總資產	60,432,574	25,813,617	(4,830,000)	81,416,191
銀行同業及其他金融機構之存款及結餘	327,351	1,098,735		1,426,086
客戶存款	47,550,791	20,371,929		67,922,720
已發行之存款證	4,765,827	—		4,765,827
其他賬項及準備	1,455,044	409,258		1,864,302
少數股東權益	17,947	—		17,947
總負債	54,116,960	21,879,922	—	75,996,882
備考有形資產淨值	6,315,614	3,933,695	(4,830,000)	5,419,309
商譽（附註2）	1,163	—	800,000	801,163
備考資產淨值	6,316,777	3,933,695	(4,030,000)	6,220,472

附註：

(1) 此金額為按本通函第152頁備考未經審核經調整有形資產淨值報表所示之調整金額。

(2) 收購事項之估計商譽金額為港幣八億元，並將分二十年攤銷。

2.1 合併後集團於二零零二年十二月三十一日結算日之備考未經審核經調整有形資產淨值報表

以下為備考經調整有形資產淨值報表。此報表根據於二零零二年十二月三十一日，本集團之經審核綜合有形資產淨值及浙江第一銀行集團之經審核綜合有形資產淨值而編製，猶如浙江第一銀行集團各成員公司於二零零二年十二月三十一日為本集團之附屬公司，並已作以下調整：

	港幣百萬元
根據於二零零二年十二月三十一日之經審核綜合資產負債表計算之本集團資產淨值	6,356
商譽	(1)
根據於二零零二年十二月三十一日之經審核綜合資產負債表計算之本集團有形資產淨值	6,355
收購事項之有關費用（附註1）	(30)
本集團於二零零二年十二月三十一日後支付之末期股息（附註1）	(426)
收購事項之應付代價（附註1及2）	(4,800)
根據於二零零二年十二月三十一日之經審核綜合資產負債表計算之浙江第一銀行集團有形資產淨值	3,941
浙江第一銀行集團於二零零二年十二月三十一日後支付有關二零零二年財政年度之末期股息（附註1）	(68)
於二零零二年十二月三十一日之備考經調整有形資產淨值	4,972

	港元
按進行收購事項前於二零零二年十二月三十一日已發行293,458,500股股份計算之每股有形資產淨值	21.66
按進行收購事項後於二零零二年十二月三十一日已發行293,458,500股股份計算之每股備考經調整有形資產淨值	16.94

附註：

(1) 就本報表而作出調整。

(2) 收購事項之估計商譽金額為港幣八億元，並將分二十年攤銷。

2.2 合併後集團於二零零三年六月三十日結算日之備考未經審核經調整有形資產淨值報表

以下為備考未經審核經調整有形資產淨值報表。此報表根據於二零零三年六月三十日，本集團之未經審核綜合有形資產淨值及浙江第一銀行集團之未經審核綜合有形資產淨值而編製，猶如浙江第一銀行集團各成員公司於二零零三年六月三十日為本集團之附屬公司，並已作以下調整：

	港幣百萬元
根據於二零零三年六月三十日之未經審核綜合資產負債表計算之本集團資產淨值	6,317
商譽	(1)
根據於二零零三年六月三十日之未經審核綜合資產負債表計算之本集團有形資產淨值	6,316
收購事項之有關費用(附註1)	(30)
收購事項之應付代價(附註1及2)	(4,800)
根據於二零零三年六月三十日之未經審核綜合資產負債表計算之浙江第一銀行集團有形資產淨值	3,934
於二零零三年六月三十日之備考未經審核經調整有形資產淨值	5,420

	港元
按進行收購事項前於二零零三年六月三十日已發行293,560,500股股份計算之每股未經審核有形資產淨值	21.52
按進行收購事項後於二零零三年六月三十日已發行293,560,500股股份計算之每股備考未經審核經調整有形資產淨值	18.46

附註：

(1) 就本報表而作出調整。

(2) 收購事項之估計商譽金額為港幣八億元，並將分二十年攤銷。

1. 責任聲明

本通函乃遵照上市規則提供有關本公司之資料。董事對本通函所載資料之準確性共同及個別承擔全部責任，並在作出一切合理查詢後確認，就彼等所深知及確信，本通函並無遺漏任何其他事實，以致任何內容有所誤導。

2. 股本

以下為本公司於最後實際可行日期之註冊及已發行股本資料：

	港元
註冊股本：	
450,000,000股股份	450,000,000
實收股本：	
293,690,500股股份	293,690,500

3. 債務聲明

於二零零三年六月三十日(於本文件付印前就本債務聲明之最後實際可行日期)營業時間結束時，本集團有未償還借款約港幣4,766,000,000元，包括存款證。本集團亦有從本公司日常銀行業務產生直接信貸替代、交易有關之或然債務及貿易有關之或然債務。

除上述及集團間債務外，本集團於最後實際可行日期營業時間結束時並無任何未償還按揭、抵押、債券、承兑負債、承兑信貸或其他借貸資本或銀行透支、貸款或其他類似債務或租購承擔或任何擔保或其他重大或然債務。

4. 權益披露

(i) 根據證券及期貨條例第352條規定存置之登記冊所記錄，於最後實際可行日期，本公司各董事及行政總裁持有本公司或任何相聯法團股份、相關股份及債券權益或淡倉如下：

董事姓名	個人權益
馮鈺斌	3,112,000股股份
王家華	100,000股股份
馮鈺聲	3,160,000股股份
何志偉	284,000股股份
李國賢	218,800股股份
劉漢銓	101,500股股份
何子珍	10,000股股份

(ii) 於最後實際可行日期，根據本公司之認股權計劃授予以下董事之認股權行使後可發行合共430,000股股份：

董事	授予認股權之股份數目
馮鈺斌	130,000
王家華	100,000
馮鈺聲	100,000
何志偉	100,000

除上文所披露者外，於最後實際可行日期，概無董事擁有或被視為擁有本公司或其任何相聯法團(按證券及期貨條例第XV部之涵義)股份、相關股份及債券權益或淡倉，而根據證券及期貨條例第XV部第7及8分部須知會本公司及聯交所(根據證券及期貨條例第XV部第7及8分部被視為擁有之權益)，或根據證券及期貨條例第352條須記錄於該條例所指之登記冊內，或根據上市公司董事進行證券交易的標準守則須知會本公司及聯交所。

除本通函所披露者外，概無董事於對本集團業務整體而言為重要，而於本通函刊發日期仍然持續之合約或安排中擁有重大權益。

除本通函所披露者外，概無董事在本公司或其附屬公司自二零零二年十二月三十一日(本公司編製最近期刊發之經審核綜合賬目結算日期)以來購入、出售或租用或建議購入、出售或租用之任何資產中擁有或曾擁有任何直接或間接重大權益。

5. 主要股東

於最後實際可行日期，據董事所知悉，以下人士擁有根據證券及期貨條例第XV部第2及3分部須披露之本公司股份或相關股份權益或淡倉，或直接或間接擁有附有於本公司股東大會投票權之已發行股本10%或以上之權益：

	股份數目	持有股份百分比
BNY International Financing Corporation	73,800,000	25.1
The Capital Group Companies Inc.	20,440,341	7.0
保定有限公司	24,156,000	8.2*
YKF Trustee Holding Inc.	24,098,400	8.2*
Aberdeen Asset Management Asia Ltd.	16,086,000	5.5
Tessel Inc.	10,639,200	3.6*

* 全部股份由公司持有，馮鈺斌、馮鈺聲、何志偉之配偶及其他人士為合資格之受益人。

除本通函所披露者外，於最後實際可行日期，據董事所知悉，概無人士直接或間接擁有本集團任何成員公司已發行股本面值10%或以上之權益。

6. 重要合約

股份購買協議是唯一由本集團一間成員公司於本通函刊發日期前兩年內訂立屬重要或可能屬重要之合約(並非日常業務範圍內訂立之合約)。

7. 訴訟

本集團成員公司均無涉及任何重大訴訟或仲裁，而據董事所知，本集團任何成員公司亦無任何尚未了結或面臨威脅之重大訴訟或索償事件。

8. 服務合約

於最後實際可行日期，概無董事與本公司或本集團任何成員公司訂立任何服務合約(不包括於一年內屆滿或僱主可於一年內終止而毋須作出賠償(法定賠償除外)之合約)。

9. 重大不利變動

董事並不知悉，自二零零二年十二月三十一日(即本公司編製最近期經審核財務報告之結算日期)起，本集團之財務或經營狀況有任何重大不利變動。

10. 同意書

德勤•關黃陳方會計師行已就本通函之刊行發出同意書，同意以其格式及內容轉載其報告、引述其名稱，且並無撤回同意書。

德勤•關黃陳方會計師行並無實益擁有本集團任何成員公司之股本權益，並無擁有任何可認購或提名他人認購本集團任何成員公司之證券之權利(不論可否依法強制執行)。德勤·關黃陳方會計師行在本集團任何成員公司於自二零零二年十二月三十一日(本公司編製最近期刊發之經審核賬目結算日期)以來購入、出售或租用之資產中並無擁有任何直接或間接權益。

11. 專業機構之資格

本通函內曾給予意見或建議之專業顧問之資格如下：

名稱	資格
德勤•關黃陳方會計師行	執業會計師

12. 其他事項

(a) 本公司之公司秘書為何志偉。

(b) 本公司之註冊辦事處及總辦事處位於香港皇后大道中一六一號。

(c) 本公司之股份登記處為香港中央證券登記有限公司，位於香港灣仔皇后大道東183號合和中心19樓1901-5室。

(d) 本通函中、英文版本如有歧異，概以英文版本為準。

13. 備查文件

下列文件之副文由本通函刊發之日起至二零零三年九月二十五日止期間任何營業日之一般辦公時間內，在富而德律師事務所(地址為香港交易廣場第二座11樓)可供查閱：

(a) 股份購買協議；

(b) 本公司之公司組織章程大綱及公司組織章程細則；

(c) 本公司年報載有截至二零零一年十二月三十一日及二零零二年十二月三十一止兩個財政年度之綜合經審核財務報告；

(d) 本集團截至二零零三年六月三十日止六個月期間之綜合未經審核財務報告；

(e) 本附錄第6段所述之重要合約；

(f) 本附錄第10段所述之同意書；及

(g) 德勤．關黃陳方會計師行發出日期為二零零三年九月一日之會計師報告，其內容載於本通函附錄一。